As filed with the Securities and Exchange Commission on July 8, 2010	Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Independent Bank Corporation
(Exact name of registrant as specified in its charter)

Michigan	6021	38-2032782
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert N. Shuster
Chief Financial Officer
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Wooldridge Varnum LLP 333 Bridge Street, P.O. Box 352 Grand Rapids, Michigan 49501-0352 (616) 336-6000	Tom W. Zook Lewis, Rice & Fingersh, L.C. 600 Washington Avenue, Suite 2500 St. Louis, Missouri 63101 (314) 444-7600

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Proposed
	maximum aggregate	Amount of
Title of each class of securities to be registered	offering price	registration fee
Common Stock, no par value per share	$126,500,000(1)(2)	$9,019.45(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	The registrant previously paid a registration fee of $4,682.29 in connection with a registration statement on Form S-4, File No. 333-164546, initially filed on January 27, 2010. Pursuant to Rule 457(p) of the Securities Act, $3,154.45 of the previously paid registration fee is offset against the registration fee otherwise due for this registration statement. The balance of $5,865 has been paid in connection with the initial filing hereof.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this offer and sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2010
PROSPECTUS
[•] Shares
Common Stock
     We are offering [•] shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBCP”. As of July 7, 2010, the closing sale price for our common stock on the Nasdaq Global Select Market was $0.35 per share. However, there is a risk our common stock could be delisted from the Nasdaq Global Select Market in the near future. Please see “Market Price and Dividend Information” on page 45 for more information.
     Investing in our common stock involves risks. We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 25, for a discussion of factors that you should consider with respect to this offering.

	Per Share	Total

Public offering price	$		$110,000,000
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
     This is a firm commitment underwriting. The underwriters have the option to purchase up to an additional [•] shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.
     The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about [•], 2010.
     The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Lead Managing Underwriters and Joint Book-Running Managers

Stifel Nicolaus	FBR Capital Markets & Co.
The date of this prospectus is [•], 2010.

     You should rely only on the information contained in this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus and any such “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered and the risks of investing in our common stock. You should read this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.
     As used in this prospectus, the terms “we,” “our,” “us,” and “IBC” refer to Independent Bank Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to “our bank” or “Independent Bank” in this prospectus, we are referring to Independent Bank, a Michigan banking corporation and wholly-owned subsidiary of Independent Bank Corporation.

WHERE YOU CAN FIND MORE INFORMATION
     This prospectus, which forms a part of a registration statement filed with the SEC, does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities offered, reference is made to the registration statement.
     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
FORWARD-LOOKING STATEMENTS
     Discussions and statements in this prospectus that are not statements of historical fact, including, without limitation, statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “forecast,” “anticipate,” “estimate,” “project,” “intend,” “likely,” “optimistic” and “plan,” and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services, and projections of our future revenue, earnings or other measures of economic performance (including our projected pre-provision earnings, projected capital, projected provision for loan losses, and projected Mepco counterparty expenses set forth under “Summary — Our Projections”), forecasts of credit losses and other asset quality trends, predictions as to our bank’s ability to maintain certain regulatory capital standards, our expectation that we will have sufficient cash on hand to meet expected obligations during 2010, and our expectations regarding a decrease in payment plan receivables held by Mepco and the resulting effect on our net interest margin. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals and, by their nature, are subject to assumptions, risks, and uncertainties. Although we believe that the expectations, forecasts, and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the risks and uncertainties detailed under “Risk Factors” set forth in this prospectus and the following:
•	our ability to successfully raise new equity capital in this offering, effect a conversion of our outstanding preferred stock held by the U.S. Treasury into our common stock, and otherwise implement our Capital Plan;

•	the failure of assumptions underlying the establishment of and provisions made to our allowance for loan losses;

•	the timing and pace of an economic recovery in Michigan and the United States in general, including regional and local real estate markets;

•	the ability of our bank to remain well-capitalized;

•	increased competition for deposits and loans which could affect portfolio compositions, rates, and terms;

•	changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of our earning assets;

•	the failure of assumptions underlying our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies, including our assumptions regarding future cancellations of vehicle service contracts, the value to us of collateral that may be available to recover funds due from our counterparties, and our ability to enforce the contractual obligations of our counterparties to pay amounts owing to us;

•	further adverse developments in the vehicle service contract industry, whose current turmoil has increased the credit risk and reputation risk for our subsidiary, Mepco;

•	potential limitations on our ability to access and rely on wholesale funding sources;

•	the continued services of our management team, particularly as we work through our asset quality issues and the implementation of our Capital Plan;

•	adoption and implementation of legislation, regulations, or programs to address capital and liquidity issues in the banking system, which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time;

•	the impact of compensation and other restrictions imposed under the TARP until the Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement or the amended and restated Warrant;

•	changes in the scope and cost of FDIC insurance, increases in regulatory capital requirements, and changes in the TARP’s CPP;

•	the impact of legislative and regulatory changes, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application of such laws, regulations, and policies by regulators;

•	the potential loss of core deposits if the challenging banking environment persists or the economy significantly deteriorates;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and the financial services industry;

•	the risk that sales of our capital stock in this offering and/or other transfers of our capital stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes;

•	the risk that our common stock may be delisted from the Nasdaq Global Select Market;

•	the ability to manage the risks involved in the foregoing; and

•	other factors and risks described under “Risk Factors” in this prospectus, which we urge you to read carefully.
     In addition, other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, financial position, and prospects. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this prospectus are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY
     This summary does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus, including the “Risk Factors” section. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.
Investment Highlights
     This “Summary” section contains an overview of our company and the investment opportunity described in this prospectus. Key highlights of the investment opportunity are as follows:
•	We are a regional bank holding company with total assets of approximately $2.9 billion. Our subsidiary bank, Independent Bank, is one of the oldest banks in Michigan and operates 105 banking offices across the lower peninsula of Michigan. We are founded on a community banking philosophy and emphasize service and convenience as a principal means of competing in the delivery of financial services.

•	This offering is a critical component of a capital plan we recently adopted. The primary objective of our capital plan is to raise sufficient capital so that our bank will continue to remain well-capitalized and be in a position to take advantage of opportunities within Michigan as market conditions stabilize and improve.

•	We believe there have been some early, positive trends in the Michigan economy, including signs that may show a stabilization of unemployment rates and housing values. While we continue to exercise prudence in monitoring our loan portfolios, we are optimistic that our asset quality trends reflect both our disciplined approach to the credit problems we face as well as improving market conditions within Michigan.

•	On a short term basis, the capital raised in this offering will have an immediate and favorable impact on our net interest margin by allowing us to restructure our balance sheet to pay down higher-cost funding sources we have accessed recently to enhance our liquidity position. On a longer term basis, we believe the capital will allow us to opportunistically take advantage of FDIC-assisted and traditional acquisitions within Michigan that strategically make sense for our core banking franchise.

•	We believe our competitive strengths include our historically strong core earnings, our core deposit base, our experienced management team, our successful acquisition and integration history, and our position as a local community bank within our multiple banking markets.

•	We have deleveraged our loan portfolios and intend to employ our enhanced credit policies to focus our loan origination efforts on high quality, profitable commercial loan segments and residential mortgage loans eligible for sale in the secondary market.

•	Our nonperforming loans are down 24% in the first quarter of 2010 from their peak in the first quarter of 2009. Nonperforming commercial loans have declined for the past five quarters, and nonperforming retail loans have shown three quarters of improvement.

•	We engaged independent third parties to perform a review (“stress test”) on our commercial and retail loan portfolios to confirm that the similar analyses we performed were reasonable and do not materially understate our projected loan losses. Based on the conclusions of these reviews, we determined that we did not need to modify our projections used for purposes of our capital plan.

•	Mepco Finance Corporation (“Mepco”) is a wholly owned subsidiary of our bank that operates a vehicle service contract payment plan business throughout the United States. Mepco has recently experienced significant losses as a result of the failure of one of its counterparties and other adverse changes in its market. However, we believe the current amount of reserves we have established for Mepco’s business are appropriate given our estimate of probable incurred losses. In addition, we have begun to significantly reduce the size of Mepco’s business. Although such reduction is likely to have a material adverse impact on our earnings, we believe the reduction is desirable in order for us to reduce the risk associated with this business and return to our core banking competencies. As of March 31, 2010, the net payment plan receivables held by Mepco represented approximately 11.7% of our consolidated assets (down from 13.7% at December 31, 2009 and as high as 15.0% at July 31, 2009).

•	We reported a first quarter 2010 net loss applicable to our common stock of $14.9 million, or $0.62 per share, compared to a net loss applicable to our common stock of $19.7 million, or $0.84 per share, in the first quarter of 2009.

•	Near the end of this “Summary” section is information regarding our projected earnings and capital level at December 31, 2011. We caution investors not to place undue reliance on these forward-looking statements given the inherently uncertain nature of projections, particularly in such an uncertain economic environment and in light of recent legislative efforts by the federal government. See “Business—Regulatory Developments” below for additional information regarding these efforts.
About Independent Bank Corporation
     Independent Bank Corporation, headquartered in Ionia, Michigan, is a regional bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities. Our wholly-owned banking subsidiary, Independent Bank, was founded in 1864 and operates 105 banking offices that are primarily located in mid-sized Michigan communities such as Grand Rapids, Battle Creek, Lansing, Troy, Bay City, and Saginaw, as well as more rural and suburban communities throughout the lower peninsula of Michigan.
     Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve. These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services. Our bank’s mortgage lending activities are primarily conducted through a separate mortgage bank subsidiary. In addition, Mepco acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties. We also offer title insurance services through a separate subsidiary of our bank and investment and insurance services through a third party agreement with PrimeVest Financial Services.
Background to the Offering
     Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends. Although our bank remained profitable through the second quarter of 2008, it has incurred seven consecutive quarterly losses since the third quarter of 2008, which have pressured its capital ratios. While our bank still remains well-capitalized under federal regulatory guidelines, we project that due to our elevated levels of non-performing assets, as well as anticipated losses in the future, an increase in equity capital is necessary in order for our bank to remain well-capitalized and take advantage of opportunities outlined in our business strategy below.
     In 2009, we retained financial and legal advisors to assist us in reviewing our capital alternatives. We have since discontinued cash dividends on our common stock and exercised our right to defer all quarterly distributions on our outstanding trust preferred securities, as well as on all shares of preferred stock issued to the U.S. Department of the Treasury (the “Treasury”) pursuant to the Troubled Asset Relief Program (TARP). In December 2009, the board of directors of our bank adopted resolutions designed to enhance and strengthen our operations, performance, and financial condition. Importantly, alongside other resolutions aimed at improving asset quality, earnings, liquidity, and risk management, the resolutions require our bank to achieve and maintain a minimum Tier 1 leverage ratio of 8% and a minimum total risk-based capital ratio of 11% by September 30, 2010. As of March 31, 2010, these ratios were 6.4% and 10.4%, respectively.
     In January 2010, our board of directors adopted a capital restoration plan (the “Capital Plan”) that documents our objectives and plans for meeting these target ratios. The three primary initiatives of our Capital Plan are
•	the conversion of our shares of Series A Preferred Stock which we issued to the Treasury under the Capital Purchase Program (CPP) of TARP into shares of our common stock;

•	an offer to exchange shares of our common stock for our outstanding trust preferred securities; and

•	a public offering of our common stock, as described in this prospectus, in which we seek to raise approximately $110 million of new equity capital.
     The exchange of our trust preferred securities has not resulted, and the conversion of the preferred stock held by the Treasury into shares of common stock will not result, in any cash proceeds to us. However, both initiatives will give us additional tangible common equity and allow us to reduce our future interest expense and eliminate preferred dividend payments to the Treasury. The public offering of our common stock described in this prospectus will result in cash proceeds and a corresponding increase in our tangible common equity. We anticipate contributing all or substantially all of the net proceeds from this offering to our bank in order to strengthen its capital ratios in accordance with the objectives of our Capital Plan and better position us to pursue our core business strategy and take advantage of opportunities in Michigan.

     To date, we have made progress on a number of initiatives to advance the Capital Plan:
•	On January 29, 2010, we held a special shareholder meeting at which our shareholders approved an increase in the number of shares of common stock we are authorized to issue from 60 million to 500 million. Our shareholders also gave the required shareholder approval for the conversion of preferred stock held by the Treasury into shares of our common stock and the issuance of shares of our common stock in exchange for our outstanding trust preferred securities.

•	On April 16, 2010, we closed an Exchange Agreement with the Treasury pursuant to which the Treasury exchanged $72 million in aggregate liquidation value of our Series A Preferred Stock issued to the Treasury under TARP, plus approximately $2.4 million in accrued but unpaid dividends on such shares, into mandatory convertible preferred stock (new Series B Convertible Preferred Stock). As part of this exchange, we also amended and restated the terms of the Warrant issued to the Treasury in December 2008 to purchase 3,461,538 shares of our common stock in order to adjust the initial exercise price of the Warrant to be equal to the conversion price applicable to the Series B Convertible Preferred Stock.

The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock at any time provided the following conditions are met:
(1)	we receive appropriate approvals from the Federal Reserve;

(2)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(3)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(4)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required. (See “Description of Our Capital Stock” below.)
Once we meet the conditions described above, which we expect will occur if we are successful in raising capital in this offering, we intend to immediately convert the Series B Convertible Preferred Stock into shares of our common stock. For each share of Series B Convertible Preferred Stock with a $1,000 liquidation value, we will issue a number of shares of common stock equal to $750 divided by a conversion price of $0.7234, subject to any necessary anti-dilution adjustments. Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on April 16, 2017, subject to the prior receipt of any required regulatory and shareholder approvals. In that case, the shares of preferred stock will convert based on the full $1,000 liquidation value per share (i.e., there will be no 25% discount to the liquidation value, as there will be for an early conversion by us or the Treasury).

•	On June 23, 2010, we completed the exchange of an aggregate of 51,091,250 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock held by the Treasury that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.
     The offering described in this prospectus is a critical step to our ability to achieve the target capital ratios set forth in our Capital Plan. While we are not currently subject to a regulatory agreement or enforcement action and while our bank remains “well capitalized” under federal regulatory standards, we believe our bank is likely to fall below the standards necessary to remain “well-capitalized” during the third or fourth quarter of 2010 if we are unable to raise additional capital in this offering. We expect this would have a number of material and adverse consequences, as discussed in our “Risk Factors” section below. In addition to our goal of remaining well-capitalized, we believe an injection of capital from this offering will allow us to pursue the strategies described below and optimize our community bank franchise to take advantage of opportunities within Michigan as market conditions stabilize.

Our Markets
     We have a relationship-based, community bank model, with a 105-branch network that provides a full offering of banking products and services to retail and business customers in the Michigan markets we cover.
     The table below presents the composition of our branch footprint and core deposit base as of March 31, 2010 by the regions of Michigan in which we operate:

($ in millions)			Core	% of Core
Region	Representative Cities	Branches	Deposits(1)	Deposits
East / “Thumb”	Bay City / Saginaw	37	$626	32%
West	Ionia / Grand Rapids	26	517	27%
Central	Lansing / Battle Creek	21	364	19%
Northeast	Gaylord / Alpena / Tawas	14	284	15%
Southeast	Troy	7	148	7%

Total		105	$1,939	100%

(1)	Includes core deposits only. At March 31, 2010, core deposits accounted for approximately 78% of our total deposits of $2.5 billion.
     These regions have distinct demographic and economic characteristics, as summarized below:
•	East / “Thumb” Region: We have a substantial branch footprint in the eastern part of the state, which is primarily comprised of rural communities that provide strong core deposits and pricing leverage. Saginaw, Midland, and Bay counties are included in this region. The counties of Saginaw and Bay are well-known for their agricultural communities and manufacturing sector and are also home to a growing medical device and technology sector. Midland County includes the headquarters for Dow Chemical Company.

•	West Region: The west region includes our headquarters in Ionia and the Grand Rapids metropolitan statistical area. Grand Rapids is in Kent County, which has generally experienced lower levels of unemployment as compared to the Michigan state level. As of April 2010, Kent County had an unemployment rate of 10.9%, compared to 13.7% for the state of Michigan as a whole, on a seasonally unadjusted basis. Kent County is the home to several major employers, including Meijer, Steelcase, Spectrum Heath, Spartan Stores, Wolverine World Wide, and the world headquarters for Alticor Inc., the parent company of Amway.

•	Central Region: Our operations throughout the central part of Michigan are primarily located in Lansing and Battle Creek. Lansing, in Ingham County, is the state capital and home to Michigan State University, which provides the core of a stable employment base. Calhoun County, home to Battle Creek, includes the corporate headquarters for The Kellogg Company and maintains an unemployment rate below the state average.

•	Northeast Region: With branch locations throughout the northeast portion of the lower peninsula, we maintain a strong base of core deposits in our northeast region. Longer distances between communities and a loyal customer base create distinct pricing advantages in these markets. Seasonal and tourism-related employment is significant in this region, which contains a large portion of the Great Lakes shoreline. The local economy also includes a small industrial base, including cement manufacturers and limestone and gypsum mining, and a small agricultural base of potato, dry bean, and grape farmers.

•	Southeast Region: A smaller portion of our franchise is in southeastern Michigan, primarily in Oakland County, which has attractive demographics. With a population of 1.2 million people, Oakland County has a strong median household income of over $78,000, which is the second highest in the state. While the southeast region currently only accounts for approximately 7% of our deposit base, we believe Oakland County presents a good opportunity for future deposit growth and lending opportunities.

Michigan Economic Update
     While the Michigan economy has been under stress for the past several years, we believe our markets are beginning to stabilize. Below is a summary of certain economic trends of our markets:
•	Unemployment: While Michigan has the second highest unemployment rate in the United States (as of May 2010), both the unemployment rate and nonfarm payrolls have showed positive trends for the past several quarters. On a seasonally-adjusted basis, the May unemployment rate of 13.6% for Michigan was the lowest monthly rate since June 2009. A number of our key counties have unemployment rates below the rate for the entire state, including Kent, Bay, Saginaw, Calhoun, Oakland and Ingham counties. After losing approximately 200,000 jobs in each of 2008 and 2009, the loss rate stabilized in the second half of 2009 and into the first part of 2010. In addition, University of Michigan economists expect positive private sector job growth in 2011, which would be the first year of positive private sector employment growth in a decade.

•	Housing Market: The Michigan housing market is beginning to see signs of stabilization. Based on U.S. Census data, Michigan housing building permits in March 2010 are up 93% from March 2009, pointing to early signs of a recovery in the Michigan housing market. In addition, during the past decade, Michigan did not experience as rapid of an increase in housing prices as compared to the rest of the United States. According to the Freddie Mac house price index, housing prices in Michigan were flat from March 2000 through March 2010, as compared to an increase of 54% for the United States as a whole.

•	Reduced Dependence on Automotive Sector: Over the past 10 years, the Michigan economy has significantly reduced its reliance on the automotive and other manufacturing sectors and shifted to service-based industries. According to the U.S. Bureau of Labor Statistics, the motor vehicle industry comprised 7.1% of nonfarm payrolls as of April 2000 as compared to 3.3% as of April 2010. Over the same time period, total manufacturing jobs decreased substantially, from 19.2% to 11.9%. Meanwhile, jobs in education and health services have increased by 25% over the 10-year period and now represent over 16% of Michigan’s jobs as compared to approximately 11% in 2000. Trade, transportation, utilities and government now provide the largest contribution to the Michigan economy in terms of number of jobs. In addition, since our franchise is primarily located in the western and northern portions of Michigan, our markets are not as dependent on the U.S. auto industry as other parts of Michigan, such as Detroit and southeast Michigan.

•	Other Economic Indicators: The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing and service sectors as well as job growth and consumer outlays. The index is measured on a scale of 110. Although the index fell two points in April 2010, the April index level of 82 represents a 15% gain over April 2009 and marks the third consecutive double-digit increase in the index on a 12-month basis. Prior to the recession, the index ranged between approximately 93 and 105 between January 2000 and mid-2007.
     Our asset quality trends are consistent with these recent positive economic trends for the state of Michigan. Although we posted a net loss in the first quarter of 2010, we believe we have made additional progress in improving asset quality, as reflected in a reduction of our nonperforming loans, classified assets, early stage delinquencies and provisions for loan losses. As of March 31, 2010, our levels of non-performing loans have now declined for four consecutive quarters, and our loans 30-89 days past due have consistently improved over the last three quarters. These indicators support our belief that our emphasis on managing asset quality and the beginning stabilization of the Michigan economy is resulting in improving asset quality metrics.
Our Business Strategy
     In response to difficult market conditions and the losses we incurred in the past two years, we have taken steps and initiated actions designed to increase our capital, improve our operations, and further augment our liquidity. The successful completion of our Capital Plan should enable us to withstand the current economic cycle, return to profitability, and better position our community bank franchise to take advantage of the improving market conditions in Michigan. With the successful implementation of our Capital Plan, our primary strategies are as follows:
•	Restructure Balance Sheet to Improve Profitability and Net Interest Margin: Over the past three quarters, we have taken steps to enhance our liquidity position in the face of current economic conditions by investing in shorter-term money market assets supported by higher-cost funding. This has negatively impacted our net interest margin during these periods. With the capital raised in this offering, we intend to take immediate steps to restructure our balance sheet in order to pay down higher-cost funding sources. This should have a relatively immediate, favorable impact on our net interest margin. In addition, the successful completion of other components of our Capital Plan should significantly decrease our interest expense and dividend costs.

•	Opportunistically Take Advantage of Market Disruption and FDIC-Assisted and Other Growth Opportunities: As many of our largest competitors have exited, pulled back, or reduced their marketing efforts in Michigan, we believe opportunities exist to increase our lending and core deposit market share through organic growth. In addition, with additional capital, we intend to opportunistically take advantage of FDIC-assisted and traditional merger transactions within Michigan that strategically make sense for our core banking franchise. Our seasoned management team and our established infrastructure and statewide branch network provide us a solid platform from which to pursue these opportunities. We have a demonstrated history of successful and profitable bank and branch acquisitions.

•	Renew Efforts to Strategically Grow Our Loan Portfolio: Following the completion of this offering, we believe we will be well-positioned to take advantage of new opportunities in our markets to serve commercial clients, including by providing Small Business Administration (SBA) loans and other business loans through our well-developed branch network. In the near term, we expect our primary commercial lending opportunities to be in the form of commercial and industrial (C&I) loans, as opposed to commercial real estate loans. We have highly experienced teams of credit professionals and senior lenders to execute prudently our loan strategy, and we continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and additional underwriting and credit monitoring training of our employees. In addition, we plan to continue our efforts in retail loan origination, with a focus on originating mortgage loans for sale, rather than portfolio lending.

•	Continued Development of New Offerings, Particularly Technology-Based Products and Services to Grow Deposit Market Share: We intend to continue our investment in and improve our online banking and other technology-based services. Recently, we introduced and launched online account creation, a competitive health savings account (HSA) product, and certain social media channels, such as Facebook, Twitter and a customer blog area on our website to offer support to current customers and to attract new deposit relationships. We also are developing a new mobile banking product that will provide our customers with a portable, secure, and increasingly popular channel with which to manage their finances. Our continued focus on technology, particularly in the context of our established, service-oriented, community banking model, should further strengthen our ability to maintain and grow the core deposit base within our markets.

•	Focus on Credit Monitoring and Improvement of Asset Quality: One of our top priorities is to continue to maintain a careful focus on our existing problem assets in order to minimize further credit losses and continue to reduce the level of our nonperforming assets. Beginning in 2007, we implemented initiatives to strengthen our credit oversight function, including the consolidation of our 4 bank subsidiaries into a single bank charter and the hiring of a new Chief Lending Officer who previously served as a Senior Vice President of a bank with over $50 billion in assets. We also created a centralized special asset group to enable us to more effectively deal with problem credits. We developed and implemented best credit practices, including, among other credit initiatives, a comprehensive quarterly watch process, deal-by-deal real estate portfolio review, and independent risk ratings provided by experienced credit officers. Further, we engaged third parties to perform extensive independent loan reviews to identify potential problem areas, ensure the effectiveness of our quality controls, and stress test our loan portfolio. In addition, we regularly monitor the secondary market for potential sale of our non-performing loans; however, we have used this strategy on only a limited basis over the past 18 months as we are currently achieving much higher realization rates by managing the workouts internally. As market conditions improve, an increased capital base may allow us to consider bulk sales of non-performing assets. We believe we have a very disciplined and proactive approach in managing and pursuing workouts and other resolutions of non-performing loans, and we intend to continue to pursue these activities.

•	Capitalize on Our Customer Service-Focused, Community Banking Model: We believe our relationship-based, “know your customer” business model and our customer service culture, known within our organization as the “Eagle Experience,” are appealing to customers in our market, particularly customers who value local bankers who understand their needs and have local decision-making authority. For example, in a recent J.D. Power and Associates 2010 Retail Banking Satisfaction Study (based on a survey of 48,000 consumers in January and February 2010 that measured customer satisfaction among 19 banks in Michigan and 4 nearby states), Independent Bank was one of two banks that received a perfect “five” Power Circle™ Rating for customer service. We believe our recognized brand, core franchise, and loyal customer base, as well as our cross-selling sales culture, help to differentiate us from many of our competitors, including larger banks that have reduced their presence or marketing efforts in Michigan, and should position us to further increase our lending and our strong core deposit market share within the communities we serve.

Our Competitive Strengths
     We believe we are well positioned to take advantage of opportunities in Michigan. Our key competitive strengths include:
•	Strong Core Earnings: We have historically had strong pre-tax, pre-provision earnings, which we believe is largely attributable to our community bank business model. Our loyal customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers even after removing the significant positive impact Mepco has had on our net interest margin. In addition, our non-interest income has historically been a significant element of our financial performance, and we are attempting to grow non-interest income in order to diversify our revenues within the financial services industry. Finally, we are focused on reducing non-interest expenses, such as moving towards a paperless operating environment, which allows for a more efficient business unit workflow, and working with our vendors to improve the pricings for the services and products they provide.

•	Substantial Core Deposit Base: We have a large, stable base of core deposits that provides cost-effective funding for our lending operations. We believe our full product suite of electronic banking and remote deposit capture is attractive to our customer base and allows us to efficiently attract new deposit relationships. At March 31, 2010, core deposits accounted for approximately 78% of our total deposits.

•	Experienced Management Team: Our management team includes executives with extensive experience in the banking industry, both at larger financial institutions and in the Michigan market. Michael M. Magee, our President and Chief Executive Officer, has over 32 years of banking experience and has been with us for 23 years. Four of the other five members of our executive management each have over 23 years of banking experience, a majority of which have been in our core Michigan markets. Our recently-hired General Counsel has over 25 years experience specializing in commercial law and creditors’ rights and was hired as part of our comprehensive efforts to improve and make more cost-efficient our management of problem loans and other assets. Key roles within our management team are held by executives with extensive bank backgrounds:

		Years in		Years at
Name	Title	Banking		the Bank
Michael M. Magee	President & CEO	32		23
Robert N. Shuster	EVP — CFO	27		11
W. Brad Kessel	EVP — COO	23	(1)	16
David C. Reglin	EVP — Retail Banking	28		28
Stefanie M. Kimball	EVP — Chief Lending Officer	28		3
Mark Collins	EVP — General Counsel	25	(2)	1

(1)	Experience includes positions within the financial services group at a large accounting firm.

(2)	Experience includes specialization in commercial law and creditors’ rights at a large, Grand Rapids-based law firm.
•	Successful Acquisition and Integration History: Over the past 20 years, we have made 12 acquisitions of depository institutions and branches. Our management team has a history of successfully integrating these acquisitions and delivering strong operating results. In 2007, following our most recent acquisition of 10 branches, we consolidated our 4 charters under Independent Bank to improve operational efficiency, credit and risk management processes, and reduce expenses. We believe our management team possesses the capabilities and experience to successfully pursue strategic opportunities in the future.

•	Well-Positioned for Growth: We have operated in the Michigan market for over 100 years and are one of the largest banks solely focused on the state of Michigan. We are positioned in the marketplace as a local community bank that is large enough to provide a wide range of banking services, yet small enough to deliver personalized service to our customer base. We have strong commercial lending capabilities, including an experienced credit administration team and group of senior lenders. We believe the completion of this offering will provide us the capital to pursue local, high quality commercial lending relationships.

•	Proactive Approach to Credit: We believe the improvements we made to our credit administration and risk management programs and processes since the second quarter of 2007 in response to deteriorating economic conditions allow us to better identify problem areas and respond quickly, decisively, and aggressively. We implemented industry best practices throughout the life cycle of a loan to include the loan origination, monitoring, and servicing as well as, if necessary, workout stages. Our philosophy of “working with our clients as long as they are working with us” has resulted in numerous successful restructured loans. As an example of our approach to the recent credit environment, we began curtailing new originations of commercial loans in the second quarter of 2007 and have reduced the construction, land, and land development segments of our commercial loan portfolio from approximately $229 million at December 31, 2007 to $82 million at March 31, 2010.

Our Credit Strategy
     We believe we employ a prudent credit culture that includes sound underwriting, centralized credit and risk management functions, comprehensive loan review processes, and diligent asset workout and collection efforts. Highlights of our credit strategy are set forth below.
Our Relationship Banking Approach
     Our credit strategy reflects the main principles of our community banking model which emphasize development of a full customer relationship. We emphasize a “know your customer” approach and seek to provide credit together with primary depository and cash management services. This strategy enables our bankers to listen closely to our clients in order to improve their understanding of our customers’ needs and facilitate their ability to offer tailored banking solutions. We believe our recent, excellent J. D. Power ratings reflect our customers’ appreciation and high satisfaction with the services we provide.
Improvements to Our Credit Policy and Processes
     As Michigan began to experience economic stress and our asset quality deteriorated, we completed comprehensive reviews of our credit policy and processes and revised them as we believed appropriate for the current credit cycle, including:
•	We strengthened our credit team through key appointments and experienced hires from larger commercial banks, including a Chief Lending Officer, to oversee the implementation of best credit practices. We made key additions to our already experienced commercial lending team, including Senior Vice Presidents of Credit Processes, Special Assets, and Credit Administration, and a new Loan Review Manager. In our retail department, we made key appointments and realigned the critical collection function of two Senior Vice Presidents and two Vice Presidents. We also hired an in-house general counsel to specifically focus on workouts, provide legal guidance to our workout team, and improve our management of legal costs in the workout and other disposition processes.

•	We enhanced our training to provide comprehensive and ongoing in-house credit, underwriting, and risk management training programs that leverage our systems and infrastructure. Further, we implemented a process to provide ongoing coaching of our lenders in negotiations, customer communication, problem credit resolution, and development of specific action plans.

•	We implemented a range of credit initiatives designed to strengthen our credit oversight and risk management function, minimize losses from our legacy portfolio and reduce the level of our non-performing assets. In addition to the consolidation of our 4 bank charters, we implemented a new process to increase the coordination between our retail and commercial operations as they relate to underwriting, loan review and oversight, and problem credit resolution. We also expanded our quality control function that monitors new retail loan originations.
Realignment of Credit Portfolios
     For the past two years, we have pursued a conservative credit strategy of net deleveraging in order to meet the challenges of this credit cycle. In response to the changing economic circumstances and opportunities in Michigan, we shifted our strategic direction in portfolio lending towards high quality loan segments and sustainable organic growth in the markets we serve. Since 2007, we have significantly reduced our exposure to commercial real estate (CRE). Our CRE portfolio (excluding owner occupied) was $443.7 million at March 31, 2010, down from $607.2 million in the fourth quarter of 2007. We have also de-emphasized other high risk segments, such as land, land development, and construction loans, which currently represent less than 4% of our total loan portfolio. As a result of these efforts and the curtailment of originations in recent years, our income producing portfolio is more seasoned and diversified. We continue to focus our loan origination efforts on high quality, profitable commercial loan segments such as small business and middle market loans generated through our branch and referral networks. We utilize government guarantee programs, such as the SBA program, where appropriate. We also intend to continue our focus on building relationships with C&I clients as an attractive target customer segment. We believe we underwrite consumer loans for boats, autos, and home improvements on a conservative basis. We have focused our retail mortgage loan efforts on originating loans for sale, which are attractive for their associated gains on sales. Our strategy is to sell the majority of our first mortgage loans into the secondary market and selectively retain in our portfolio adjustable rate mortgage (ARM) products with strong underwriting metrics. In addition, as described in more detail below, we have implemented a strategy to significantly reduce the payment plan receivables generated by Mepco in light of losses Mepco has recently incurred, increased risks in the vehicle service contract industry, and our desire to return our focus to our core banking competencies.

Our Proactive Management of Troubled Loans
     We proactively manage troubled loans and have focused on early loss recognition throughout the current credit cycle. In response to challenges in this credit cycle, we have implemented a comprehensive foundation of credit best practices. Highlights include:
•	Formation of a special assets team of experienced lenders and collection personnel to ensure effective management of the substandard and nonaccrual loans;

•	Comprehensive review and enhancement of our portfolio analytics, specifically as they relate to segment reporting, migration analysis, and stress testing;

•	Implementation of independent risk ratings designed to ensure consistent risk measurement;

•	Adherence to a disciplined quarterly watch process to manage high-risk loans;

•	Strengthening of our collateral monitoring process for CRE, construction loans, and C&I lending, with centralized monitoring and reporting functions;

•	Regular analysis of portfolio migration to establish the appropriate level of general reserves for each loan grade;

•	Establishment of key vendor relationships with realtors, property managers, and other real estate management service providers to obtain up-to-date market feedback and for assistance in the workout and disposition process;

•	Regular acquisition and review of new credit bureau scores on our retail portfolios to aid collection efforts and guide retail loss forecasts;

•	Implementation of retail collection initiatives and loss mitigation programs to increase home retention, avoid unnecessary foreclosures, and minimize associated costs; and

•	Regular monitoring of the secondary market for potential sale of our non-performing loans, which we will consider as market conditions warrant.
     Our approach is to “work with our clients as long as they are working with us.” We believe this customized approach to our clients’ lending needs has produced, and should continue to produce, better results for us than if we used the less personalized approaches of some of our competitors. One indicator of the success of our approach is, for example, that approximately 78% of our retail restructured loans remained performing six months after modification as of April 30, 2010.
Loan Quality Update and Trends
     We believe our asset quality metrics and credit trends have started to show signs of improvement over the last several quarters. Our non-performing loans (NPLs) decreased 24.0% in the first quarter of 2010 from their peak in the first quarter of 2009 and declined 10.9% from the fourth quarter of 2009. A breakdown of NPLs (excluding loans classified as “troubled debt restructurings” (TDRs) that are still performing) by loan type is as follows:

	March 31,	Dec. 31,	March 31,
	2010	2009	2009
Loan Type	($ in millions)
Commercial	$43.9	$50.4	$68.9
Consumer/installment	7.8	8.4	6.8
Mortgage	43.2	48.0	50.8
Payment plan receivables(1)	3.4	3.1	2.5

Total	$98.3	$109.9	$129.0

Ratio of non-performing loans to total portfolio loans	4.56%	4.78%	5.27%

Ratio of non-performing assets to total assets	4.78	4.77	5.25

Ratio of the allowance for loan losses to non-performing loans	77.48	74.35	45.18

Ratio of 30-89 days past due loans to total portfolio loans	2.57	2.81	2.55

(1)	Represents payment plans for which no payments have been received for 90 days or more and for which Mepco has not yet completed the process to charge the applicable counterparty for the balance due to Mepco.

     The decrease in NPLs since year-end 2009 is due principally to declines in non-performing commercial loans and residential mortgage loans. These declines primarily reflect net charge-offs of loans, negotiated transactions, and the migration of loans into other real estate (ORE). Non-performing commercial loans largely relate to delinquencies caused by cash flow difficulties encountered by real estate investors. Non-performing commercial loans have declined for the past five quarters. The elevated level of non-performing residential mortgage loans is primarily due to delinquencies reflecting both weak economic conditions and soft residential real estate values in many parts of Michigan. However, retail NPLs have shown three quarters of improvement and are now at their lowest level since the first quarter of 2009.
     Loans classified as “troubled debt restructurings” (TDRs) are loans for which we have modified the terms. A TDR loan that continues to perform after being modified is not included in our NPLs, except with respect to certain retail loans, as noted in footnote (2) to the table below. However, NPLs do include TDRs that are no longer performing, including TDRs that are on non-accrual or are 90 days or more past due. A breakdown of our TDRs as of March 31, 2010, is as follows (in 000’s):

	Commercial	Retail		Total
Performing TDRs	$16,668	$78,483		$95,151
Non-performing TDRs (1)	7,211	18,049	(2)	25,260

Total	$23,879	$96,532		$120,411

(1)	Included in NPL table above.

(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.
     The majority of our TDRs are accruing as they have a demonstrated ability to pay. Our approach to residential mortgage TDRs is to re-underwrite the loan with relatively conservative credit criteria. Almost 80% of these modified mortgage loans continue to pay six or more months after the modifications. On the commercial side, we perform a detailed analysis to determine TDR status. We restructure commercial TDR loans to “right-size” the debt to a level that can be supported by the cash flow and meet other more conservative credit criteria. We re-evaluate performance on a quarterly basis and update TDR status as warranted.
     Non-performing assets (NPAs) declined 10.3% in the first quarter of 2010 from their peak in the first quarter of 2009 and decreased 1.24% from the fourth quarter of 2009. Our commercial NPAs have declined in each of the past five quarters.
     Our 30-89 day past due loans are down 28.1% at March 31, 2010 from their peak in the second quarter of 2009, exhibiting three consecutive quarters of improvement. Commercial 30-89 day past due loans have remained stable at 1.68% of the commercial loan portfolio as of March 31, 2010. Our retail 30-89 day past due credits show three quarters of improvement as of March 31, 2010, and are now at their lowest level since the end of 2007. Our level of watch credits has been relatively stable over the past four quarters. Classified assets as of March 31, 2010 are also showing three quarters of improvement and are down 7% from their peak in the second quarter of 2009. Both retail and commercial nonaccruals are decreasing.
     We believe we have a focused and disciplined approach to managing ORE that leverages our networks and knowledge of the communities we serve. While we have explored bulk sale transactions from time to time, we have found that our approach of dealing with each property on an individual basis is more likely to result in a higher recovery. ORE and repossessed assets totaled $40.3 million at March 31, 2010, compared to $31.5 million at December 31, 2009, and $26.1 million at March 31, 2009. As we expected, our commercial ORE increased slightly in the first quarter of 2010 as new inflows exceeded sales. Retail ORE transfers also outpaced ORE sales in the first quarter of 2010; however, our average holding period for retail ORE remains at approximately six months. We have a focused disposition process, which targets core interested investors and local realtors followed by sales through the auction channel. We expect ORE to continue to rise throughout 2010 as workout loans move through the cycle. Recent sales activity shows a realization equal to approximately 90% to 100% of our adjusted book value evidencing conservative mark-downs and some stabilization trends we are seeing in our markets.
     Our provision for loan losses decreased by $13.0 million, or 43.2%, in the first quarter of 2010 compared to the year-ago level, primarily reflecting a reduction in non-performing loans, a lower level of watch credits and an overall decline in total loan balances. The provision for loan losses was $17.1 million and $30.0 million in the first quarters of 2010 and 2009, respectively. The level of the provision for loan losses in each period reflects our overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans and loan net charge-offs. Loan net charge-offs were $22.6 million (4.10% annualized of average loans) in the first quarter of 2010, compared to $29.7 million (4.91% annualized of average loans) in the first quarter of 2009. The decline in first quarter 2010 loan net charge-offs compared to year ago levels is primarily due to an $8.1 million decline in commercial loan net charge-offs. At March 31, 2010, the allowance for loan losses totaled $76.1 million, or 3.53% of portfolio loans, compared to $81.7 million, or 3.55% of portfolio loans, at December 31, 2009. Our portfolio of commercial loans on nonaccrual status have been written down, or reserved for, approximately 61% from the original loan balance.

     We are optimistic that our team’s continued efforts in managing our commercial and retail loan portfolios will yield further improvements in asset quality.
Recent Credit Reviews in Advance of This Offering
     In advance of this offering, we conducted a series of loan portfolio analyses, both internally and externally through third parties, to assist in our projections for potential future provisions for loan losses.
Third Party, External Loan Reviews and Stress Testing
     In connection with the preparation of our Capital Plan, we engaged a third party to perform a review (a “stress test”) on our commercial loan portfolio and a separate third party to perform a similar review of our retail loan portfolio. Approximately $1.8 billion of our $2.3 billion commercial and retail loan portfolios was subjected to a detailed loan review, with extrapolation for the remainder of the portfolios plus random testing of loan files from the minority segments. The loan reviews were conducted at the loan level for the commercial portfolio and at the pool level for our retail portfolio. These external stress tests were concluded in January 2010. The analyses of the loan portfolio conducted by these independent parties included different scenarios based on a set of expectations of future economic conditions.
     The external review of our commercial loan portfolio included a detailed review of 69% of the total portfolio outstanding (1,056 individual loan files), supplemented by an extrapolation for the remaining 31% of the portfolio. The review included key credit processes and a comparison of the external firm’s loss forecasts to those conducted internally by management. The external firm’s methodology resulted in a loan-by-loan loss forecast over an estimated 30-month time period ending April 30, 2012.
     The external review of our retail loan portfolio covered the entire real estate portion of our portfolio and examined three retail loan pools of (1) owned residential mortgages, (2) real estate secured installment loans, and (3) home equity lines of credit. The external firm’s methodology modeled, under various economic stress environments, risk-adjusted prepayment curves, default curves, and loss severity curves for each loan based on its borrower, recent FICO score, product type, property, and other risk characteristics and developed a loan loss forecast over a 60-month period ending December 31, 2014.
     We engaged these external reviews in order to ensure that the similar analyses we performed internally in 2009, on which we based our projections in our Capital Plan for future potential loan losses, were reasonable and did not materially understate such projections. Based on the conclusions of these third party reviews, we determined that we did not need to modify our projections used for purposes of our Capital Plan.
     The analyses conducted by the independent third parties were limited to our commercial and retail loan portfolios and did not include any analysis of potential losses associated with Mepco’s payment plan business or any other asset category.
SCAP Stress Testing
     In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or SCAP, of the near-term capital needs of the 19 largest U.S. bank holding companies. The SCAP process involves the projections of losses on loans, assets held in investment portfolios, and trading related exposure over a two year time period (2009 and 2010). Although we were not subject to the Federal Reserve’s review under the SCAP, we conducted, with assistance from our financial advisors, our own internal cumulative loss analysis or “stress test” of our loan portfolio and resulting capital position at March 31, 2010, using the same methodologies as the SCAP. Our analysis used a “baseline” scenario and a “more adverse” scenario as provided in the SCAP methodology. The SCAP “baseline” scenario was developed to reflect consensus expectations of economic forecasters in early 2009 on the depth and duration of the economic recession. The “more adverse” scenario was designed to characterize a recession that is longer and more severe than consensus expectations.
     We performed our analysis by applying the SCAP guidelines under both the “baseline” and “more adverse” economic scenarios to our year-end 2008 loan balances. As of March 31, 2010, we compared the losses that would have been projected by the SCAP methodology in our loan portfolio over 2009 and 2010 to our actual loan losses over 2009 and the first quarter of 2010. Based on this methodology, our cumulative losses for 2009 and 2010 predicted by the SCAP analysis would have been $132 million under the midpoint of the “baseline” case and $206 million under the midpoint of the “more adverse” case. In comparison, based on our actual net charge-offs during 2009 and first quarter of 2010 ($102.1 million) as well as our internal projections of remaining net charge-offs for 2010 ($57.6 million), our losses over that comparable two year period would have been approximately $160 million. See “Our Projections — Projected Provision for Loan Losses” below.
     The results of this SCAP analysis are hypothetical and are not indicative of losses we expect to incur, but rather show potential losses in our loan portfolio during a specific period of time based on the U.S. Treasury SCAP framework.
     Based on the results of the SCAP analysis, we believe our projections for our provision for loan losses through the end of 2011, set forth under “Our Projections — Our Projected Provision for Loan Losses” below, are reasonable.

Mepco Finance Corporation
     Mepco is a wholly-owned subsidiary of our bank. At the time we acquired Mepco in April of 2003, Mepco was engaged in its current vehicle service contract payment plan business (described below) and more traditional insurance premium financing. Mepco sold its insurance premium financing business in January 2007. As a result, Mepco’s sole business activity is its vehicle service contract payment plan business.
Description of Payment Plan Business
     Vehicle service contracts are contracts purchased by consumers to cover the cost of certain vehicle repairs. They have historically been known as after-market extended automobile warranties and are sometimes still referred to as such. The service contracts are written and provided by parties commonly referred to in the industry as “administrators.” The administrators are generally not affiliated with any automobile manufacturer. In most states, the administrator is required to purchase a contractual liability insurance policy (CLIP) from an insurance company or a risk retention group that guaranties performance of the service contract to the consumer in the event the administrator fails to perform the service contract. The administrators sell the service contracts through a network of third party marketing companies and/or through automobile dealers.
     Vehicle service contracts typically cost between $1,000 and $2,500. Of this purchase price, a portion is paid to the insurer for providing the CLIP, a portion is paid to the administrator for administering the service contract and maintaining required reserves for potential claims, and a portion is paid to the seller of the service contract as a sales commission and for providing customer service. While the full purchase price of the service contract is sometimes paid by the consumer at the time of purchase, the administrators and sellers of the service contracts (which we refer to as Mepco’s “counterparties”) generally also allow the consumer to pay the cost of the coverage on a monthly basis, through a payment plan.
     Mepco acquires the payment plans from its counterparties at a discount from the face amount of the payment plan. Each payment plan permits a consumer to purchase a service contract by making monthly payments, generally for a term of 12 to 24 months. Mepco thereafter collects the payments from consumers. In acquiring the payment plan, Mepco generally funds a portion of the cost to the seller of the service contract and a portion of the cost to the administrator of the service contract. The administrator, in turn, pays the necessary CLIP premium to the insurer or risk retention group.
     Consumers are allowed to voluntarily cancel the service contract at any time and are generally entitled to receive a refund from the administrator of the unearned portion of the service contract at the time of cancellation. As a result, while Mepco does not owe any refund to the consumer, it also does not have any recourse against the consumer for nonpayment of a payment plan and therefore does not evaluate the creditworthiness of the individual consumer. If a consumer stops making payments on a payment plan or exercises the right to voluntarily cancel the service contract, the service contract seller and administrator are each obligated to refund to Mepco the amount necessary to make Mepco whole as a result of its funding of the service contract. As described below, the insurer or risk retention group that issued the CLIP for the service contract often guarantees all or a portion of the refund to Mepco.
     If a service contract is cancelled, Mepco typically recovers a portion of the unearned cost of the service contract from the seller and a portion of the unearned cost from the administrator (who, in turn, receives unearned premium from the insurer involved). However, the administrator is generally obligated to refund to Mepco the entire unearned cost of the service contract, including the portion Mepco typically collects from the seller. In addition, as of May 31, 2010, approximately 67% of the aggregate amount of Mepco’s outstanding payment plan receivables relate to programs in which a third party insurer or risk retention group is obligated to pay Mepco the full refund owing upon cancellation of the related service contract (including with respect to both the portion funded to the service contract seller and the portion funded to the administrator). Another approximately 15% of Mepco’s outstanding payment plan receivables as of May 31, 2010, relate to programs in which a third party insurer or risk retention group is obligated to Mepco to pay the refund owing upon cancellation only with respect to the unearned portion previously funded by Mepco to the administrator (i.e., but not to the service contract seller). The balance of Mepco’s outstanding payment plan receivables relate to programs in which there is no insurer guarantee of any portion of the refund amount.
     In some cases, Mepco requires collateral or guaranties by the principals of the counterparties to secure these refund obligations; however, this is generally only the case when no rated insurance company is involved to guarantee the repayment obligation of the seller and administrator counterparties. In most cases, there is no collateral to secure the counterparties’ refund obligations to Mepco, but Mepco has the contractual right to offset unpaid refund obligations against amounts Mepco would otherwise be obligated to fund to the counterparties. In addition, even when other collateral is involved, the refund obligations of these counterparties are not fully secured. Mepco incurs losses when it is unable to fully recover funds owing to it by counterparties upon cancellation of the underlying service contracts.
     Mepco presently does business with approximately 200 different sellers (direct marketers and automobile dealerships). However, as of May 31, 2010, Mepco’s top 15 current seller counterparties (which do not include the seller counterparty described below that declared bankruptcy in March 2010) represent approximately 85% of the total monthly payment plan volume, with the largest single seller counterparty generally representing approximately 20% of such volume. Each seller generally sells vehicle service contacts issued by a number of different administrators and insurance companies. See footnote 20 to our audited financial statements on page F-78 for more information about the concentrations in Mepco’s business.

     Mepco’s new payment plan volume for the five months ended May 31, 2010 was approximately 65% lower than the same period in 2009. This decline reflects our intention to reduce payment plan receivables as a percentage of total assets as well as general industry conditions (which include a decline in the volume of sales of vehicle service contracts). In addition to reducing the size of this business, given recent losses incurred by Mepco, we have begun implementing changes to the funding policies followed by Mepco (i.e., the amounts and timing of funds advanced by Mepco to the sellers of the service contracts) as a way of further reducing the risk associated with this business segment by decreasing the amount Mepco will need to recover from its counterparties upon cancellation of a vehicle service contract.
Presentation in Consolidated Financial Statements
     The aggregate net amount of outstanding payment plans held by Mepco is recorded on our consolidated statements of financial condition as “payment plan receivables” (formerly referred to as “finance receivables”). Net payment plan receivables totaled $340.7 million, or 11.7% of total assets at March 31, 2010 compared to $406.3 million, or 13.7% of total assets at December 31, 2009. The $65.6 million decline in net payment plan receivables during the first quarter of 2010 represents an annualized decline of 64.6% and is consistent with our goal, noted above, of reducing payment plan receivables as a percentage of total assets.
     The aggregate amount of obligations owing to Mepco by counterparties (triggered by the cancellation of the related service contracts), net of write-downs made through the recognition of vehicle service contract counterparty contingency expense, is recorded on our consolidated statements of financial condition in “accrued income and other assets.” At March 31, 2010, this amount totaled $10.0 million (compared to $1.2 million at March 31, 2009). As a result, upon the cancellation of a service contract and the completion of the billing process to the counterparties for amounts due to Mepco, there is a decrease in the amount of “payment plan receivables” and an increase in the amount of “accrued income and other assets” until such time as the amount due from the counterparty is collected. These amounts represent funds actually due to Mepco from its counterparties for cancelled service contracts, as opposed to estimated incurred losses associated with payment plan receivables that are still outstanding (which estimated incurred losses are recorded as vehicle service contract counterparty contingencies expense, described below).
     Mepco purchases the payment plans (which are non-interest bearing) at a discount. This discount is initially recorded as unearned revenue and is netted against “payment plan receivables” in our consolidated statements of financial condition. At March 31, 2010, this unearned discount totaled $23.8 million (compared to $28.1 million at March 31, 2009). This discount or unearned revenue is then accreted into earnings using a “level yield” method over the life of the payment plan. This discount accretion is recorded as “interest and fees on loans” in our consolidated statements of operations.
     We record estimated incurred losses associated with the administration of Mepco’s vehicle service contract payment plans in our provision for loan losses and establish a related allowance for loan losses. We record estimated incurred losses associated with defaults by Mepco’s counterparties as “vehicle service contract counterparty contingencies expense,” which is included in non-interest expenses in our consolidated statements of operations. These expenses are described in more detail below.
Calculation of the Allowance for Loan Losses
     Mepco’s allowance for loan losses is determined in a similar manner to that of Independent Bank and primarily takes into account historical loss experience and other subjective factors deemed relevant to Mepco’s payment plan business. Estimated incurred losses associated with the administration of Mepco’s vehicle service contract payment plans are included in the provision for loan losses. Mepco recorded a credit of $0.1 million for its provision for loan losses in the first quarter of 2010 due primarily to a significant decline ($65.6 million) in the balance of payment plan receivables. This compares to a provision for loan losses of $0.2 million in the first quarter of 2009. Mepco’s allowance for loan losses totaled $0.7 million and $0.8 million at March 31, 2010, and December 31, 2009, respectively. Mepco has established procedures for vehicle service contract payment plan servicing, administration and collections, including the timely cancellation of the vehicle service contract, in order to protect our setoff position in the event of payment default or voluntary cancellation by the customer. Mepco has also established procedures to attempt to prevent and detect fraud since the payment plan origination activities and initial customer contact is done entirely through unrelated third parties (vehicle service contract administrators and sellers or automobile dealerships). However, there can be no assurance that the aforementioned risk management policies and procedures will prevent us from the possibility of incurring significant credit or fraud related losses in this business segment.
Calculation of Vehicle Service Contract Counterparty Contingencies Expense
     Our estimate of vehicle service contract counterparty contingencies expense (probable incurred losses for estimated defaults by Mepco’s counterparties) requires a significant amount of judgment because a number of factors can influence the amount of loss Mepco may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and our assessment of the amount that may ultimately be collected from counterparties in connection with their contractual obligations to us. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable incurred losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, actual future losses associated with in these receivables may exceed the charges we have taken.
     In 2009, we recorded a total of $31.2 million in vehicle service contract counterparty contingencies expense. For the first quarter of 2010, we recorded $3.4 million in vehicle service contract counterparty contingencies expense.
Risk Inherent in Calculation of Estimated Probable Incurred Losses
     The vehicle service contract counterparty contingencies expense represents our estimate of the probable incurred losses of Mepco as a result of its inability to fully recover on the contractual rights it has against its counterparties and any guarantors upon cancellation of service contracts. One of the most significant risks we face is the possibility we have underestimated these probable incurred losses. As noted above, our estimate of these probable incurred losses requires a significant amount of judgment because there are a number of factors that can influence the amount of the loss. In addition, it is only since mid- to late-2009 that events have occurred that have led to a significant increase in vehicle service contract counterparty contingencies expense. The aggregate amount of vehicle service contract counterparty contingencies expense recorded in past years has grown from $0 in 2007, to $1.0 million in 2008, to $31.2 million in 2009 (and was $3.4 million during the first quarter of 2010). As a result, Mepco does not have much historical data to draw from in making the assumptions necessary to predict probable incurred losses (such as the ability to successfully recover from service contract administrators amounts funded by Mepco to the service contract seller). Finally, the difficulty of estimating such losses is exacerbated by the potential magnitude of the losses, which may threaten the viability of counterparties owing obligations to Mepco.
     Of the aggregate $34.7 million of vehicle service contract counterparty contingencies charges recorded since January 1, 2009, $19.5 million relates to a single counterparty that declared bankruptcy on March 1, 2010. The amount of payment plans purchased from this counterparty and outstanding at May 31, 2010 totaled approximately $110.8 million (compared to $147.4 million and $206.1 million at March 31, 2010 and December 31, 2009, respectively). In addition, as of May 31, 2010, this counterparty owed Mepco $34.6 million for previously purchased payment plans associated with cancelled service contracts. We added approximately $0.5 million in May 2010 to the $19.5 million reserve that was previously established as of March 31, 2010, for the relationship with this counterparty given a review of all relevant factors. The amount of this reserve was calculated making assumptions about a number of factors. The primary assumptions made are as follows:
•	Cancellation Rates. We have assumed the cancellation rate for outstanding payment plans for the book of business with this counterparty will be similar to cancellation rates historically experienced with this counterparty. We believe this is a reasonable assumption because the failure of this counterparty does not affect the validity of the related service contract, which continues to be administered by a third party administrator and backed by a third party insurer. Higher cancellation rates increase the amount of funds Mepco needs to recover from its counterparties to be made whole. To date, actual cancellation rates for this program have generally been in line with our assumptions. We have no reason to believe cancellation rates will materially increase; however, there are events that could occur that could cause cancellation rates to increase. For example, weaker economic conditions generally cause an increase in cancellation rates as consumers seek to reduce their monthly expenses and choose to voluntarily cancel their service contracts or simply cannot continue to make payments. In addition, it is possible that a court or regulatory authority could attempt to force a mass cancellation of all outstanding payment plans originated by this counterparty (e.g., if it alleged the service contracts had been marketed or sold in a fraudulent matter or if it had reason to believe the continued performance of the service contract by the administrator was in question). If cancellation rates are higher than assumed, the aggregate exposure faced by Mepco increases, and actual losses may exceed the charges taken for probable incurred losses as of March 31, 2010. As of May 31, 2010, $0.5 million of additional reserves have been added thus far in the second quarter due primarily to slightly higher actual cancellation rates than what had been previously projected.

•	Recoveries from Collateral. While Mepco generally does not maintain collateral for its counterparties’ refund obligations, Mepco does have certain collateral for this counterparty’s obligations as a result of the amount of business conducted with this counterparty and actions taken when the financial viability of this counterparty came into question. The estimated amount of probable incurred losses for this counterparty includes assumptions regarding our ability to realize upon and liquidate certain collateral securing the obligations of this counterparty. In making these assumptions, we applied liquidation and other discounts to the value of this collateral and also deducted holding and sales costs. However, we may be unable to liquidate the collateral at the levels we have assumed or our costs in doing so may be higher than expected. It is also possible that Mepco’s claims as a secured and unsecured creditor in this counterparty’s bankruptcy proceeding may result in additional recoveries. We have currently assumed no recovery from the bankruptcy estate as a result of these claims, but we currently believe there may be substantial assets available for recovery by Mepco. It will be some period of time before we are able to assess the magnitude and likelihood of any such recovery.

•	Recoveries from Counterparties. As noted above, the administrator of a service contract is generally obligated to refund to Mepco not only the unearned portion of the amount previously advanced by Mepco to the administrator, but also the unearned portion of the amount previously advanced by Mepco to the seller of the service contract. Historically, Mepco has not had to collect the entire unearned cost from the administrator as it has been successful in collecting refunds from the seller of the service contract. Given the failure of this seller counterparty, Mepco intends to pursue collection of the amount it previously funded to this service contract seller from the administrators and third party insurance companies involved. Mepco currently expects it may need to file lawsuits against one or more of these administrators and insurers in order to recover amounts owing to Mepco. There are more than 25 administrators and more than 10 insurers that have refund obligations owing to Mepco as a result of the failure of this counterparty. We estimate that over 70% of the aggregate amount to be collected as a result of this counterparty’s failure will be owed by only six different administrators and, of this amount, approximately 70% is guaranteed by insurers. In addition to challenges and delays associated with pursuing collection through litigation, the amounts owing with respect to the failure of this large counterparty could be catastrophic to one or more of these administrators or insurance companies. Mepco intends to vigorously pursue collection of the full amount owing from each obligor of amounts owed by this counterparty. However, in making assumptions regarding recovery from these counterparties, we applied discounts from the full amount owed to take into account the factors described above and potential litigation expenses and the possibility that payment of the full amount owed to Mepco, together with other obligations owing by these parties as a result of the failure of this counterparty, could threaten the continued financial viability of one or more of these parties.
     The balance of the vehicle service contract counterparty contingencies expense incurred since January 1, 2009 (approximately $15.1 million) relates to estimated probable incurred losses associated with Mepco’s relationships with its counterparties other than the large counterparty described above. In calculating our estimate of incurred probable losses if counterparties fail to fulfill their contractual repayment obligations to Mepco, we have made a number of assumptions similar to those described above, namely:
•	The amount of collateral held by Mepco to secure such obligations and the likelihood of realizing upon and liquidating such collateral;

•	The ability of Mepco to fully recover on its contractual rights against other counterparties (i.e., administrators and insurance companies) involved; and

•	Cancellation rates of the underlying payment plans.
     We believe our assumptions regarding these factors are reasonable, and we based them on our good faith judgments using data currently available. As a result, we believe the current amount of reserves we have established and the vehicle service contract counterparty contingencies expense that we have recorded are appropriate given our estimate of probable incurred losses at the applicable balance sheet date. However, because of the uncertainty surrounding the numerous and complex assumptions made, actual losses could exceed the charges we have taken to date. See “Risk Factors” below.
First Quarter 2010 Earnings Overview
     We reported a first quarter 2010 net loss applicable to our common stock of $14.9 million, or $0.62 per share, compared to a net loss applicable to our common stock of $19.7 million, or $0.84 per share, in the first quarter of 2009. The reduced loss was primarily due to a decline in the provision for loan losses, partially offset by a decline in net interest income and an increase in non-interest expense.
     Our net interest income was $30.0 million for the first quarter of 2010, a decrease of $4.3 million or 12.6% from the year-ago period, and a decrease of $3.4 million or 10.1% from the fourth quarter of 2009. Our annualized net interest income as a percent of our average interest-earning assets (our “net interest margin”) was 4.45% during the first quarter of 2010 compared to 5.03% in the year ago period, and 4.78% in the fourth quarter of 2009. The decrease in our net interest margin is primarily due to a change in asset mix as higher yielding loans declined and lower yielding overnight investments at the Federal Reserve Bank increased. This change in asset mix principally reflects our current strategy of maintaining significantly higher balances of overnight investments to enhance liquidity and our reduction in payment plan receivables attributable to our Mepco business. Average interest-earning assets declined to $2.73 billion in the first quarter of 2010 compared to $2.75 billion in the year ago quarter and $2.78 billion in the fourth quarter of 2009.
     Pre-tax, pre-provision core operating earnings, as defined by management, represents our income (loss) excluding: income tax expense (benefit), provision for loan losses, securities gains or losses, vehicle service contract counterparty contingencies, and any impairment charges (including loan servicing rights, goodwill, losses on ORE or repossessed assets, and certain fair-value adjustments) and elevated loan and collection costs incurred in the current economic cycle. The decline in our pre-tax, pre-provision core operating earnings in the first quarter of 2010 is principally due to a decrease in our net interest income as described above.

	Quarter Ended
Pre-Tax, Pre-Provision Core Operating Earnings(1)	3/31/10	12/31/09	3/31/09
	(in thousands)
Net loss	$(13,837)	$(48,155)	$(18,597)
Income tax expense (benefit)	(264)	(1,456)	293
Provision for loan losses	17,070	25,116	30,038
Securities (gains) losses	(147)	26	581
Vehicle service contract counterparty contingencies	3,418	19,506	800
Impairment (recovery) charge on capitalized loan servicing	(145)	(890)	697
Impairment charge on goodwill	—	16,734	—
Loss on ORE and repossessed assets	2,029	1,796	1,261
Elevated loan and collection costs(2)	3,536	2,584	2,788

Pre-Tax, Pre-Provision Core Operating Earnings	$11,660	$15,261	$17,861

(1)	This table reconciles consolidated net income (loss) presented in accordance with U.S. generally accepted accounting principles (GAAP) to pre-tax, pre-provision core operating earnings. Pre-tax, pre-provision core operating earnings is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income (loss) under GAAP. Pre-tax, pre-provision core operating earnings has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. However, we believe presenting pre-tax, pre-provision core operating earnings provides investors with the ability to gain a further understanding of our underlying operating trends separate from the direct effects of any impairment charges, credit issues, certain fair value adjustments, securities gains or losses, and challenges inherent in the real estate downturn and other economic cycle issues, and displays a consistent core operating earnings trend before the impact of these challenges.

(2)	Represents the excess amount over a “normalized” level (experienced prior to 2008) of $1.25 million quarterly.
Our Projections
     Set forth below is our projection of our tangible common equity and related capital measures as of December 31, 2011. These projections are based on our projected pre-provision earnings for the period from March 31, 2010, to December 31, 2011, our projected provisions for loan losses during that period, and our projected contingency expenses at Mepco during that period. Those projections, in turn, are based on a number of assumptions, including the key assumptions described below.
     We caution investors that projections are inherently uncertain. Our actual capital adequacy, results of operations, and performance may differ significantly from our current estimates due to the inaccuracy or non-realization of the assumptions upon which our projections are based, as well as other uncertainties and risks related to our business, including those described under “Risk Factors” beginning on page 25 and elsewhere in this prospectus. Our projections constitute forward-looking statements as described under “Forward-Looking Statements” on page 1 of this prospectus and are not a guarantee by us of our future capital adequacy, results of operations, or performance. Key assumptions upon which various of our projections are based are summarized under “— Our Projected Earnings,” “— Our Projected Provision for Loan Losses,” and “—Our Projected Mepco Counterparty Expenses” below. We do not intend to issue any update to our projections at any time in the future.
Our Projected Capital
     As of March 31, 2010, our tangible common equity was $17.9 million, or $0.75 per share. Taking into account various factors and current assumptions that we believe are reasonable, we currently project, as set forth in the table below, that our tangible book value per share will be approximately $0.58 as of December 31, 2011. This does not take into account any proceeds from this offering, although (as noted below) it does take into account the conversion of our Series B Convertible Preferred Stock at 75% of par, which is contingent on our completion of a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share).
     Our projection of our tangible book value per share of $0.58 at December 31, 2011:
•	Is based on various assumptions we have made, including those described under “— Our Projected Earnings,” “— Our Projected Provision for Loan Losses,” and “— Our Projected Mepco Counterparty Expenses” below, as well as the accuracy of our projected pre-provision earnings or loss, provision expenses, and Mepco counterparty contingency expenses for the period from April 1, 2010 to December 31, 2011, as described in greater detail below;

•	Includes the issuance of 51.1 million shares of our common stock in exchange for $41.4 million in aggregate liquidation amount of our trust preferred securities, which was completed on June 23, 2010, and the issuance of 78.2 million shares of our common stock upon conversion of all of our Series B Convertible Preferred Stock held by the Treasury, which we expect to occur immediately after this offering;

•	Reflects the benefit of a reduction in our future interest expense and dividend payments and the addition of equity capital (resulting from the issuance of new shares plus the associated after-tax gain) on the two transactions described in the preceding bullet point; and

•	Does not include the net cash proceeds to us as a result of this offering, which will further significantly strengthen our capital position; however, we did assume use of such proceeds in projecting our pre-provision earnings through the end of 2011. The last column in the following table reflects the addition of the net proceeds to our pro forma tangible common equity and resulting capital ratios.

		Projected Pro Forma as of December 31, 2011
(Dollars in millions, except per share amounts)				Conversion of Trust
			Conversion of Trust	Preferred Securities(1)
		Conversion of	Preferred Securities(1)	and Preferred Stock(2),
		Trust Preferred	and Preferred Stock(2),	plus Projected 2010-
	As Reported	Securities(1) and	plus Projected 2010-	2011 Earnings and
	March 31,	Preferred	2011 Earnings and	Credit Costs, plus
	2010	Stock(2)	Credit Costs	Capital Raise
Tangible Common Equity(3)	$17.9	$17.9	$17.9	$17.9
Pre-Provision Projected GAAP Earnings(4)			59.8	59.8
Amortization of Intangible Assets included in Pre-Provision Projected GAAP Earnings(4)			2.3	2.3
Projected Provision Expenses(5)			(98.0)	(98.0)
Projected Mepco Counterparty Contingency Expense			(6.9)	(6.9)

Adjusted Tangible Common Equity	17.9	17.9	(24.9)	(24.9)

Common Equity Created Through Conversions		114.0	114.0	114.0
Common Equity From this Offering(6)				103.0

Pro Forma Tangible Common Equity	$17.9	$131.9	$89.1	$192.1

Shares Outstanding (mm)	24.032	153.346	153.346	TBD
Tangible Book Value/Share	$0.75	$0.86	$0.58	TBD

Tangible Common Equity/Tangible Assets	0.62%	4.56%	3.70%	7.97%
Tier 1 Common Ratio	1.04	4.93	4.23	8.51
Tier 1 Leverage Ratio	4.67	6.60	5.76	10.54
Tier 1 Risk Based Capital Ratio	6.64	9.36	7.50	13.71
Total Risk Based Capital Ratio	10.49	10.65	9.40	14.97

(1)	Reflects our issuance of 51.1 million shares of common stock in exchange for $41.4 million in aggregate liquidation amount of trust preferred securities, which exchange occurred June 23, 2010.

(2)	Reflects our issuance of $74.4 million in aggregate liquidation amount of Series B Convertible Preferred Stock in exchange for $72.0 million in aggregate liquidation amount of Series A Preferred Stock held by the Treasury plus approximately $2.4 million in accrued and unpaid dividends on such shares, which exchange occurred April 16, 2010. Also assumes the conversion on July 1, 2010 of all of such Series B Convertible Preferred Stock at 75% of par, plus approximately $0.8 million in accrued and unpaid dividends as of June 30, 2010, at a reference price of $0.7234 per share, which conversion is subject to certain conditions described above, resulting in the issuance of 78.2 million shares of our common stock to the Treasury.

(3)	Includes a net deferred tax asset of $1.2 million.

(4)	Assumes cumulative pre-provision earnings from April 1, 2010 through December 31, 2011 based on our internal projections and assuming we have access to the expected proceeds of this offering. This excludes any gains on the conversion transactions, which are included in “Common Equity Created Through Conversions.”

(5)	Assumes cumulative provisions from April 1, 2010 through December 31, 2011 based upon our internal projections of losses and ending ALLL / Total Loans ratio of 2.32% at December 31, 2011.

(6)	Assumes $110 million gross proceeds from this offering.
Our Projected Earnings
     Taking into account various factors and current assumptions that we believe are reasonable, including those set forth below, we currently project our pre-provision earnings to be approximately $59.8 million for the period from April 1, 2010, to December 31, 2011. As set forth in the preceding table, we expect these projected pre-provision earnings will offset a significant portion of our projected future loan losses and Mepco counterparty expenses during the same period.

     Our projections are based upon numerous complex assumptions, estimates, and judgments, which may or may not be realized, including the following:
•	Net Interest Margin: In 2008 and 2009, our net interest margin was 4.63% and 5.08%, respectively. During the first quarter of 2010, our net interest margin declined to 4.45% due to our increased reliance on higher-cost wholesale funding sources as a means of building reserve liquidity and our reduction in payment plan receivables attributable to our Mepco business. Following the completion of this offering, we intend to repay some of our higher-cost wholesale funds and continue to build our core deposits. We believe doing so will have a relatively immediate and favorable impact on our net interest margin, which we project will continue to improve over 2010 and 2011. In addition, we intend to opportunistically increase our investments in long-term, fixed-rate agency mortgage backed securities, which we believe could present attractive returns. Further, the conversion of $41.4 million in aggregate liquidation amount of trust preferred securities into our common stock in June 2010 will reduce future interest expense by $3.5 million annually.

•	Realignment of Loans to Deposits: We expect our core deposit base to grow 2% to 3% per year reflecting our view of the opportunities in the markets we serve and the overall macroeconomic environment in Michigan in 2010 and 2011. We plan to continue our focus to realign our ratio of loans to deposits to be approximately 95%, as set forth in federal regulatory guidance. This compares to our loan to deposit ratios in 2008 and 2009 of 119.02% and 89.62%, respectively.

•	Managed Loan Growth: We intend to continue to grow certain high quality segments of our commercial portfolio. We expect we will be able to grow our commercial portfolio at a rate of approximately 5% in 2011 as the environment for commercial credit underwriting improves and we redeploy personnel to loan origination in select loan segments. We expect to continue to make select consumer loans as market opportunities warrant. We expect to see some further decline in consumer loans over 2010 with stabilization and an eventual turnaround point in mid-2011. We expect our portfolio mortgage lending volume to continue to be modest due to our focus on originating only mortgage loans eligible for sale in the secondary market, which are attractive for their associated gains on sale.

•	Smaller Mepco Business: We expect to continue to see payment plan receivables run off as management continues reducing the size of this portfolio and strategically focuses on reducing our risk exposure at our Mepco subsidiary. We have projected outstanding payment plan receivables to be $271.7 million and $245.3 million at December 31, 2010, and December 31, 2011, respectively.

•	Modest Growth of Non-Interest Income: We expect to benefit from some modest growth in non-interest income. While we expect service charges on deposits to decline in 2010 and 2011 from their 2009 level due to new legislation regarding overdraft fees, we believe we will see some modest growth by 2012. There is additional uncertainty with respect to interchange fee income in light of recent legislative efforts by the federal government. See “Business—Regulatory Developments” below for additional information regarding these efforts.

•	Cost Reduction Initiatives: We anticipate realizing cost savings of $23.9 million in 2011, thus reducing our expenses by approximately 17% over 2010. We are currently reviewing the efficiency of our operations and exploring ways to lower our costs through a variety of initiatives. We believe our focus to date on problem credit workouts and our continued work on managing dispositions on a cost-effective basis will translate into significantly lower credit related costs in the future. We expect our credit related costs such as loan and collection costs, losses on sale of ORE, and vehicle service contract counterparty contingency costs to decline by approximately $20.3 million in 2011 from $32.9 million in 2010. We also expect our FDIC insurance expense to decline modestly due to the projected expiration of the FDIC Transaction Account Guarantee Program, or TAGP, on December 31, 2010. We believe other potential areas of cost savings are a reduction in occupancy and equipment costs, data processing costs, and some reduction in salaries and benefits. However, to motivate our personnel, we plan to partially reinstate several benefit programs in 2011, including the reinstatement of a 401(k) match of 2%, an ESOP contribution of 3%, “threshold” incentive payments, and merit pay increases of 2%. On an aggregate basis, we expect the reinstatement of these benefits to lead to a $5.4 million increase in salaries and benefits in 2011 over 2010.

•	No Tax Effect: Our projections do not include any provision for federal income tax expense or benefit. We currently have a valuation allowance against the majority of our deferred tax assets, including net operating loss carryforwards. Reversal of the valuation allowance will occur at such time that we determine these deferred tax assets could be realized, but we do not expect any such reversal prior to December 31, 2011. Our current capital raising efforts may result in an ownership change for tax purposes, which could limit our ability to realize some of the deferred tax assets.

•	No Extraordinary Transactions. Our projections assume we will not engage in any acquisitions, divestitures, or other transactions outside the ordinary course of business.

Our Projected Provision for Loan Losses
     We have projected approximately $98 million of provision expenses between April 1, 2010 and December 31, 2011. Taking into account various factors and current assumptions that we believe are reasonable, including those set forth below and also described above under “— Our Projected Earnings,” the table below presents our current projections for provision expenses, net charge offs, and our allowance for loan losses for fiscal years 2010 and 2011, as compared to our actual results for the years ended December 31, 2007, 2008, and 2009.

	2007	2008	2009	2010P	2011P
	($ in millions)
Provision expense	$43.2	$71.3	$103.0	$73.2	$41.9
% of Total Loans	1.71%	2.80%	4.25%	3.86%	2.35%

Net Charge Offs	$24.7	$58.5	$79.5	$80.2	$72.2
% Loss Rate	0.98%	2.30%	3.28%	4.24%	4.06%

Allowance	$45.3	$57.9	$81.7	$74.6	$44.4
% of Loans	1.80%	2.35%	3.55%	3.94%	2.32%
     Our provision projections take into consideration the extensive internal and external analyses performed on our loan portfolio and are established based on what we believe to be reasonable assumptions of little to no improvement in the Michigan economy in 2010 with stabilization in 2011.
     Our net charge-offs in 2007, 2008, and 2009 were $24.7 million (0.98% loss rate), $58.5 million (2.30% loss rate), and $79.5 (3.28% loss rate), respectively. We project net charge-offs to be approximately $80.2 million (3.84% loss rate) in 2010 and $72.2 million (3.74% loss rate) in 2011.
     In developing our net charge-off projections for 2010 and 2011, we followed a methodology that predicates commercial loss projections on a probability of default (PD) and loss given default (LGD) based on our actual historical experience during the last 12 months applied against March 31, 2010 loan balances. Another component of our commercial loan loss forecast methodology is the inclusion of an adjustment factor that assumes further declines in the Michigan commercial real estate market. We assume stabilization of commercial real estate values and default rates in Michigan in 2011.
     Our retail loan loss forecast for 2010 and 2011 was developed based on a segmentation analysis of the portfolio by product type and updated FICO scores reflecting retail loan balances as of March 31, 2010. We developed our retail loss forecast over the next 36 months utilizing both default tables for FICO scores and our actual recent historical loss rates.
     At the end of 2009, our allowance for loan and lease losses amounted to $81.7 million (3.55% of total loans), compared to $57.9 million (2.35% of total loans) for 2008 and $45.3 million (1.80% of total loans) in 2007. Our forecasts anticipate our allowance for loan and lease losses to be approximately $74.6 million (3.94% of total loans) at end of 2010 and $44.4 million (2.32% of total loans) at the end of 2011. We expect our allowance, compared to total loans, to decrease in percentage terms in 2011 reflecting our expectations of a more normalized credit environment in Michigan in 2011, with stabilization in real estate values, no further increase in default levels, and a seasoning of our legacy portfolios.
Our Projected Mepco Counterparty Expenses
     In addition to expected provision expenses for loan losses, we expect to incur additional expenses at Mepco related to our counterparty exposure. We incurred $34.7 million of aggregate counterparty expenses in 2009 and the first quarter of 2010. Taking into account various factors, including those described above under “Mepco Finance Corporation,” and current assumptions that we believe are reasonable, including those described above under “— Our Projected Earnings,” we currently project to incur additional expenses of $6.9 million from April 1, 2010 through the December 31, 2011.
Corporate Information
     Our principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and our telephone number at that address is (616) 527-5820.
     Our common stock trades on The NASDAQ Global Select Market under the ticker symbol “IBCP.”

The Offering

Common stock offered	[•] shares ([•] shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after the offering(1), (2)	[•] shares ([•] shares if the underwriters exercise their over-allotment option in full).

Net proceeds	Our estimated net proceeds from this offering are approximately $[•] million, or approximately $[•] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering.

Use of proceeds	We intend to contribute all or substantially all of the net proceeds from this offering to our bank to strengthen its regulatory capital ratios. We expect to use any remaining net proceeds for general working capital purposes.

No dividends on common stock	We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below. See “Dividend Policy” below for more information.

Market trading	Our common stock is currently traded on the Nasdaq Global Select Market under the symbol “IBCP.” The last reported closing price of our common stock on July 7, 2010, the last trading day prior to the date of this prospectus, was $0.35 per share.

As noted above, our common stock is currently listed on the Nasdaq Global Select Market. However, on June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. We have until December 20, 2010 to demonstrate compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If we are unable to establish compliance with the bid price rule within such time period, our common stock will be subject to delisting from the Nasdaq Global Select Market. However, in that event, we may be eligible for an additional grace period by transferring our common stock listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. This would require us to meet the initial listing criteria of the Nasdaq Capital Market, other than with respect to the minimum closing bid price requirement. If we are then permitted to transfer our listing to the Nasdaq Capital Market, we expect we would be granted an additional 180 calendar day period in which to demonstrate compliance with the minimum bid price rule. On April 27, 2010, our shareholders approved a reverse stock split. If implemented, this reverse stock split would likely have the effect of raising our stock price above the $1.00 per share minimum; however, there is no assurance the price would be maintained at a level necessary for us to meet the bid price rule discussed above. Please see “Risk Factors” below.

Risk factors	See “Risk Factors” beginning on page 25 and other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on [•] shares of our common stock outstanding as of [•], 2010.

(2)	Unless otherwise indicated, the number of shares of common stock stated to be outstanding in this prospectus excludes (a) [•] shares issuable upon exercise of the underwriters’ over-allotment option, (b) [•] shares of common stock issuable upon exercise of outstanding stock options as of [•], 2010 (with a weighted average exercise price of $[•]), (c) [•] shares issuable pursuant to potential future awards under our equity compensation plans, (d) 3,461,538 shares issuable upon exercise of the amended and restated Warrant (as such number may be adjusted pursuant to the terms of the amended and restated Warrant) held by the Treasury, and (e) all shares issuable upon conversion of our Series B Convertible Preferred Stock held by the Treasury.

SELECTED FINANCIAL DATA
     The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2009 and at and for the three-month periods ended March 31, 2010 and 2009.
     The selected financial data as of and for the years ended December 31, 2009, 2008 and 2007, has been derived from our audited financial statements included in this prospectus beginning on page F-39. The selected financial data as of and for the years ended December 31, 2006 and 2005 has been derived from our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2006.
     The selected financial data as of and for the three months ended March 31, 2010 and 2009 has been derived from our unaudited interim financial statements included in this prospectus beginning on page F-2. In the opinion of our management, these financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results and the results for the three months ended March 31, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010 or any other period.
     You should read this information in conjunction with our consolidated financial statements and related notes included at page F-1 below, from which this information is derived.

	3-Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
($ in 000’s, except per share amounts)	(Unaudited)		(Audited)
SUMMARY OF OPERATIONS
Interest income	$41,244	$47,565	$189,056	$203,736	$223,254	$216,895	$193,035
Interest expense	11,213	13,218	50,533	73,587	102,663	93,698	63,099

Net interest income	30,031	34,347	138,523	130,149	120,591	123,197	129,936
Provision for loan losses	17,070	30,038	103,032	71,321	43,160	16,344	7,806
Net gains (losses) on securities	147	(581)	3,744	(14,961)	(705)	171	1,484
Other non-interest income	11,870	12,159	54,915	44,682	47,850	44,679	41,342
Non-interest expenses	39,079	34,191	187,587	177,150	115,724	106,216	101,785

Income (loss) from continuing operations before income tax	(14,101)	(18,304)	(93,437)	(88,601)	8,852	45,487	63,171
Income tax expense (benefit)	(264)	293	(3,210)	3,063	(1,103)	11,662	17,466

Income (loss) from continuing operations	(13,837)	(18,597)	(90,227)	(91,664)	9,955	33,825	45,705

Discontinued operations, net of tax					402	(622)	1,207

Net income (loss)	(13,837)	(18,597)	(90,227)	(91,664)	10,357	33,203	46,912
Preferred dividends	1,077	1,075	4,301	215

Net income (loss) applicable to common stock	$(14,914)	$(19,672)	$(94,528)	$(91,879)	$10,357	$33,203	$46,912

PER COMMON SHARE DATA(1)
Income (loss) per common share from continuing operations
Basic	$(0.62)	$(0.84)	$(3.96)	$(4.00)	$0.44	$1.48	$1.96
Diluted	(0.62)	(0.84)	(3.96)	(4.00)	0.44	1.45	1.92
Net income (loss) per common share
Basic	$(0.62)	$(0.84)	$(3.96)	$(4.00)	$0.46	$1.45	$2.01
Diluted	(0.62)	(0.84)	(3.96)	(4.00)	0.45	1.43	1.97
Cash dividends declared	0.00	0.01	0.03	0.14	0.84	0.78	0.71
Book value	1.16	4.53	1.69	5.49	10.62	11.29	10.75

	3-Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
($ in 000’s, except per share amounts)	(Unaudited)		(Audited)
SELECTED BALANCES
Assets	$2,900,770	$2,952,981	$2,965,364	$2,956,245	$3,247,516	$3,406,390	$3,348,707
Loans	2,155,598	2,446,959	2,299,372	2,459,529	2,518,330	2,459,887	2,365,176
Allowance for loan losses	76,132	58,305	81,717	57,900	45,294	26,879	22,420
Deposits	2,497,542	2,161,028	2,565,768	2,066,479	2,505,127	2,602,791	2,474,239
Shareholders’ equity	97,211	177,436	109,861	194,877	240,502	258,167	248,259
Long-term debt - FHLB advances	122,372	276,705	94,382	314,214	261,509	63,272	81,525
Subordinated debentures	92,888	92,888	92,888	92,888	92,888	60,888	60,888

SELECTED RATIOS
Net interest income to average interest earning assets	4.45%	5.03%	5.00%	4.48%	4.26%	4.41%	4.85%
Income (loss) from continuing operations to(2)
Average common equity	(184.46)	(62.73)	(90.72)	(39.01)	3.96	13.06	18.63
Average assets	(2.06)	(2.68)	(3.17)	(2.88)	0.31	0.99	1.42
Net income (loss) to(2)
Average common equity	(184.46)	(62.73)	(90.72)	(39.01)	4.12	12.82	19.12
Average assets	(2.06)	(2.68)	(3.17)	(2.88)	0.32	0.97	1.45
Average shareholders’ equity to average assets	3.48	6.58	5.80	7.50	7.72	7.60	7.61
Tier 1 capital to average assets	4.67	7.97	5.27	8.61	7.44	7.62	7.40
Non-performing loans to portfolio loans	4.56	5.27	4.78	5.09	3.07	1.59	0.70

(1)	Per share data has been adjusted for 5% stock dividends in 2006 and 2005.

(2)	These amounts are calculated using income (loss) from continuing operations applicable to common stock and net income (loss) applicable to common stock.

RISK FACTORS
     An investment in our common stock involves risks. You should carefully consider all of the information contained in this prospectus, including the risks described below, before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties, and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. See “Forward-Looking Statements.”
RISKS RELATED TO OUR BUSINESS
Our results of operations, financial condition, and business may be materially and adversely affected if we are unable to successfully implement our Capital Plan.
Our Capital Plan, which is described in more detail under “Capital Plan and This Offering” below, contemplates three primary initiatives that have been undertaken in order to increase our common equity capital, decrease our expenses, and enable us to better withstand and respond to current market conditions and the potential for worsening market conditions. Those three initiatives are the offer to exchange our common stock for our outstanding trust preferred securities, a conversion of the preferred stock held by the Treasury into shares of our common stock, and a public offering of our common stock for cash as described in this prospectus. We cannot be sure we will be able to successfully execute on the public offering of our common stock in a timely manner or at all. The successful implementation of our Capital Plan is, in many respects, largely out of our control as it primarily depends on our success in this offering, which depends on factors such as the stability of the financial markets, other macro economic conditions, and investors’ perception of the ability of the Michigan economy to continue to recover from the current recession.
If we are unable to achieve the minimum capital ratios set forth in our Capital Plan in the near future, it would likely materially and adversely affect our business, financial condition, and the value of our securities. An inability to improve our capital position would make it very difficult for us to withstand continued losses as a result of continued economic difficulties in Michigan and other factors, as described elsewhere in this “Risk Factors” section.
In addition, we believe that if we are unable to achieve the minimum capital ratios set forth in our Capital Plan as a result of our inability to raise sufficient capital in this offering and if our financial condition and performance otherwise fail to improve significantly, it is likely our bank’s capital will fall below the levels necessary to remain well-capitalized under federal regulatory standards during 2010. In that case, our primary bank regulators may impose regulatory restrictions and requirements on us through a regulatory enforcement action. If our bank fails to remain well-capitalized under federal regulatory standards, it will be prohibited from accepting or renewing brokered deposits without the prior consent of the FDIC, which would likely have a material adverse impact on our business and financial condition. If our regulators take enforcement action against us, it would likely increase our expenses and could limit our business operations, as described under “Capital Plan and This Offering” below. There could be other expenses associated with a continued deterioration of our capital, such as increased deposit insurance premiums payable to the FDIC.
Because of our financial condition at March 31, 2010, we received a letter from Fannie Mae in May 2010 advising us that we were in breach of our selling and servicing contract with Fannie Mae. The letter states that if this breach is not remedied as evidenced by our call report as of June 30, 2010, Fannie Mae will suspend our servicing contract. The suspension of our contract with Fannie Mae could have a material adverse impact on our financial condition and results of operations. We are in discussions with Fannie Mae to address the concerns in its May 2010 letter and avoid any suspension of our contract; however, this matter remains unresolved and the risk exists that Fannie Mae may require us to very quickly sell or transfer mortgage servicing rights to a third party or unilaterally strip us of such servicing rights if we cannot complete an approved transfer. Depending on the terms of any such transaction, this forced sale or transfer of such mortgage loan servicing rights could have a material adverse impact on our financial condition and future earnings prospects. Although we have not received any notice from Freddie Mac similar to the notice we received from Fannie Mae, a similar type of action could be taken by Freddie Mac.
Additional restrictions would make it increasingly difficult for us to withstand the current economic conditions, any continued deterioration in our loan portfolio, or any additional charges related to estimated potential losses for Mepco from vehicle service contract counterparty contingencies. We could then be required to engage in a sale or other transaction with a third party or our bank could be placed into receivership by bank regulators. Any such event could be expected to result in a loss of the entire value of our outstanding shares of common stock, including any common stock issued in this offering, and it could also result in a loss of the entire value of our outstanding trust preferred securities and preferred stock.

We may not achieve results similar to the financial projections contained in this prospectus.
This prospectus contains various projections and related assumptions regarding our future financial performance and condition. These projections and assumptions were based on information about circumstances and conditions existing as of the date of this prospectus. The projections and estimated financial results are based on estimates and assumptions that are inherently uncertain and, though considered reasonable by us, are subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly different than projected. We do not intend to update the projections. Neither we nor any other person or entity assumes any responsibility for the accuracy or validity of the projections, as the projections are not, and should not be taken as, a guarantee of our future financial performance or condition.
We have credit risk inherent in our asset portfolios, and our allowance for loan losses may not be sufficient to cover actual loan losses, despite analyses that have been conducted (both internally and externally by independent third parties) to assess the adequacy of our allowance.
Our loan customers may not repay their loans according to their respective terms, and the collateral securing the payment of these loans may be insufficient to cover any losses we may incur. We have experienced and may continue to experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of current economic conditions. If our assumptions or judgments prove to be incorrect, our current allowance for loan losses may not be sufficient to cover certain loan losses inherent in our loan portfolio, and adjustments may be necessary to account for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would adversely impact our operating results. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory agencies would have a material adverse effect on our results of operations and financial condition.
We have performed internal “stress testing” of our loan portfolio and resulting capital position at March 31, 2010, using the same methodologies as used by the Federal Reserve in the Supervisory Capital Assessment Program (SCAP). We performed the SCAP test based on our December 2008 loan portfolio and took into account actual losses/charge-offs during 2009 and first quarter 2010. We also engaged independent third parties to perform a “stress test” on each of our commercial and retail loan portfolios. See the discussions of these analyses under “Summary — Recent Credit Reviews in Advance of this Offering” above for more details.
Although we have performed internal and external testing of our loan portfolio to help ensure the adequacy of our allowance for loan losses, if the assumptions or judgments used in these analyses prove to be incorrect, our current allowance for loan losses may not be sufficient to cover loan losses inherent in our loan portfolio. Material additions to our allowance would adversely impact our operating results. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs, notwithstanding any internal or external analysis that has been performed.
Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally, and particularly by economic conditions in Michigan.
Our success depends to a great extent upon the general economic conditions in Michigan’s lower peninsula. We have in general experienced a slowing economy in Michigan since 2001. Unlike larger banks that are more geographically diversified, we provide banking services to customers primarily in Michigan’s lower peninsula. Our loan portfolio, the ability of the borrowers to repay these loans, and the value of the collateral securing these loans will be impacted by local economic conditions. The economic difficulties faced in Michigan have had and may continue to have many adverse consequences, including the following:
•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for our products and services may decline; and

•	Collateral for our loans may decline in value, in turn reducing customers’ borrowing power and reducing the value of assets and collateral associated with existing loans.
Additionally, the overall capital and credit markets have experienced unprecedented levels of volatility and disruption since the start of the U.S. recession. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. As a consequence of the U.S. recession, business activity across a wide range of industries faces serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly and may continue to increase. In particular, according to data published by the federal Bureau of Labor Statistics, Michigan’s unemployment rate of 13.6% as of May 2010 is the second highest among all states.

While we believe we have started to see some positive trends in the Michigan economy (as described under “Summary” above), the general business environment has continued to have an overall adverse effect on our business during the past year. If conditions do not show some meaningful and sustainable improvement, our business, financial condition, and results of operations will likely continue to be adversely affected by economic conditions.
Current market developments, particularly in real estate markets, may adversely affect our industry, business and results of operations.
Dramatic declines in the housing market in recent years, with falling home prices and increasing foreclosures and unemployment, have resulted in, and may continue to result in, significant write-downs of asset values by us and other financial institutions. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. As a result of these conditions, many lenders and institutional investors have reduced, and in some cases ceased to provide, funding to borrowers including financial institutions.
Although we believe the Michigan economy has shown signs of stabilization recently (as described under “Summary” above), it is possible conditions will not stabilize or recover at or even close to the pace expected.
This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets, and reduced business activity could materially and adversely affect our business, financial condition and results of operations.
Further negative market developments may continue to negatively affect consumer confidence levels and may continue to contribute to increases in delinquencies and default rates, which may impact our charge-offs and provisions for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.
Events in the vehicle service contract industry over the past year have increased our credit risk and reputation risk and could expose us to further significant losses.
One of our subsidiaries, Mepco, is engaged in the business of acquiring and servicing payment plans for consumers who purchase vehicle service contracts and similar products. The receivables generated in this business involve a different, and generally higher, level of risk of delinquency or collection than generally associated with the loan portfolios of our bank. Upon cancellation of the payment plans acquired by Mepco (whether due to voluntary cancellation by the consumer or non-payment), the third party entities that provide the service contracts or other products to consumers become obligated to refund Mepco the unearned portion of the sales price previously funded by Mepco. The refund obligations of these counterparties are not fully secured.
In addition, several of these providers, including the counterparty described in the next risk factor below and other companies from which Mepco has purchased payment plans, have been sued or are under investigation for alleged violations of telemarketing laws and other consumer protection laws. The actions have been brought primarily by state attorneys general and the Federal Trade Commission (FTC) but there have also been class action and other private lawsuits filed. In some cases, the companies have been placed into receivership, filed bankruptcy, or discontinued their business. In addition, the allegations, particularly those relating to blatantly abusive telemarketing practices by a relatively small number of marketers, have resulted in a significant amount of negative publicity that has adversely affected and may in the future continue to adversely affect sales and customer cancellations of purchased products throughout the industry, which have already been negatively impacted by the economic recession. It is possible these events could also cause federal or state lawmakers to enact legislation to further regulate the industry.
These events have had and may continue to have an adverse impact on Mepco in several ways. First, we face increased risk with respect to certain counterparties defaulting in their contractual obligations to Mepco which could result in additional charges for losses if these counterparties go out of business. In 2009 and in the first quarter of 2010, we recorded $31.2 million and $3.4 million of charges, respectively, related to estimated potential losses for vehicle service contract counterparty contingencies. We may incur similar charges in the future. In addition to these potential losses, the recent events within the vehicle service contract industry have negatively affected sales and customer cancellations, which has had and is expected to continue to have a negative impact on the profitability of Mepco’s business. Largely as a result of these events, at the end of 2009, we wrote down all of the $16.7 million of goodwill associated with Mepco that was being carried on our balance sheet. In addition, if any federal or state investigation is expanded to include finance companies such as Mepco, Mepco will face additional legal and other expenses in connection with any such investigation. An increased level of private actions in which Mepco is named as a defendant will also cause Mepco to incur additional legal expenses as well as potential liability. Finally, Mepco has incurred and will likely continue to incur additional legal and other expenses, in general, in dealing with these industry problems, including efforts to collect amounts owed to Mepco by its counterparties.

Mepco has significant exposure to a single counterparty that recently filed bankruptcy. The charges we have taken for expected losses related to the failure of this counterparty have had a material adverse effect on our financial condition and results of operations. If actual losses exceed the charges we have taken, we may incur additional losses that could be material.
Approximately 40% of Mepco’s current outstanding payment plans were purchased from a single counterparty. Beginning in the second half of 2009, this counterparty experienced decreased sales (and ceased all new sales in December 2009) and significantly increased levels of customer cancellations. Customer cancellations trigger an obligation of this counterparty to repay us the unearned portion of the sales price for the payment plan previously advanced by us to this counterparty. In addition, this counterparty is subject to a multi-state attorney general investigation regarding certain of its business practices and multiple civil lawsuits. These events have increased costs for this counterparty, putting further pressure on its cash flow and profitability. This counterparty filed for bankruptcy on March 1, 2010.
Mepco is actively working to reduce its credit exposure to this counterparty. The amount of payment plan receivables (formerly referred to as finance receivables) purchased from this counterparty and outstanding at May 31, 2010 totaled approximately $110.8 million (compared to approximately $147.1 million at March 31, 2010, and $206.1 million at December 31, 2009). In addition, as of May 31, 2010, this counterparty owed Mepco $34.6 million for previously cancelled payment plans. The bankruptcy filing by this counterparty is likely to lead to substantial potential losses as this entity will not be in a position to honor its obligations to Mepco for previously cancelled payment plans and outstanding payment plans that cancel prior to payment in full. Mepco will seek to recover amounts owed by this counterparty from various co-obligors and guarantors and through the liquidation of certain collateral held by Mepco. However, we are not certain as to the amount of any such recoveries. In 2009, Mepco recorded an aggregate $19.0 million expense (as part of vehicle service contract counterparty contingencies expense that is included in non-interest expense) to establish a reserve for losses related to this counterparty. In 2010, this reserve was increased by approximately $0.5 million due primarily to actual payment plan cancellation rates being slightly higher than what was originally projected. In calculating the amount of the reserve in 2009, we took into account the significant likelihood that this counterparty would file for bankruptcy protection. As a result, we currently do not expect to materially increase the amount of our reserve solely as a result of the bankruptcy filing. However, Mepco has committed to provide financing to this counterparty while it is in bankruptcy of up to an aggregate of approximately $4 million. This was done as part of Mepco’s overall efforts to minimize the loss associated with this counterparty. At June 30, 2010, approximately $2.8 million of the $4 million commitment had been advanced. We believe the orderly wind-down of this counterparty’s business is critical as it allows this counterparty to continue providing customer service to consumers to whom it sold vehicle service contracts. As described in the following risk factor, there is a risk that the reserves we have established related to the failure of this counterparty will not be sufficient to absorb the actual losses we may incur.
The assumptions we make in calculating estimated potential losses for Mepco may be inaccurate, which could lead to losses that are materially greater than the charges we have taken to date.
We make a number of key assumptions in calculating the estimated potential losses for Mepco, including the likelihood that a counterparty could discontinue its business operations, the cancellation rates for outstanding payment plans, the value of and our ability to collect any collateral securing the amounts owed to Mepco upon cancellation of outstanding payment plans, and our ability to collect such amounts from other counterparties obligated to Mepco. It is only within the approximately past 12 months that events have occurred that have led to a significant increase in vehicle service contract counterparty contingencies expense. The aggregate amount of vehicle service contract counterparty contingencies expense recorded in past years has grown from $0 in 2007, to $1.0 million in 2008, to $31.2 million in 2009 (and was $3.4 million during the first quarter of 2010). As a result, Mepco does not have much historical data to draw from in making the assumptions necessary to predict probable incurred losses (such as the ability to successfully recover from service contract administrators amounts funded by Mepco to the service contract seller). If actual cancellation rates are higher than we estimated or if actual counterparty repayments are less than we estimated, the amount of our reserves may be insufficient to cover our actual losses, and the additional losses we incur could be significant. Moreover, we may be forced to bring suit against counterparties in order to collect amounts owed to Mepco, which adds further uncertainty to our assumptions. These assumptions are very difficult to make, and actual events could be materially different from any one or more of our assumptions. In that case, we may incur additional, and possibly material, losses in excess of the charges we have taken.
Mepco has historically contributed a meaningful amount of profit to our consolidated results of operations, but we expect the size of its business to shrink significantly in 2010 and beyond.
For 2008 and 2007, Mepco had net income of $10.7 million and $5.5 million, respectively. With the counterparty losses experienced by Mepco late in 2009 (including those related to the counterparty described above) and a $16.7 million goodwill impairment charge, Mepco incurred an $11.7 million loss in 2009. For the first quarter of 2010, Mepco reported net income of $0.7 million.
As of March 31, 2010, the net payment plan receivables held by Mepco represented approximately 11.7% of our consolidated assets (down from 13.7% at December 31, 2009 and as high as 15.0% at July 31, 2009). As a result of the loss of business with the counterparty described above as well as our desire to reduce payment plan receivables as a percentage of total assets, we expect Mepco’s total earning assets to decrease by approximately 50% in 2010 over the 2009 year-end level. As a result, the reduction in the size of Mepco’s business will adversely affect our financial results as compared to our historical results and make it more difficult for us to be profitable on a consolidated basis in the near future. Historically, Mepco has had a significant positive impact on our net interest margin. Without Mepco, our net interest margin would have been lower by approximately 0.65%, 1.40%, and 1.25% in 2008, 2009, and the first quarter of 2010, respectively. As the size of Mepco’s business shrinks, it will have a negative impact on our net interest margin. We are considering strategic options for Mepco, which could include a sale or wind-down of this business.
Mepco’s business is highly specialized and presents unique operational and internal control challenges.
Mepco faces unique operational and internal control challenges due to the relatively rapid turnover of its portfolio and high volume of new payment plans. Mepco’s business is highly specialized, and its success depends largely on the continued services of its executives and other key employees familiar with its business. In addition, because financing in this market is conducted primarily through relationships with unaffiliated automobile service contract direct marketers and administrators and because the customers are located nationwide, risk management and general supervisory oversight is generally more difficult than in our bank. The risk of third party fraud is also higher as a result of these factors. Acts of fraud are difficult to detect and deter, and we cannot assure investors that the risk management procedures and controls will prevent losses from fraudulent activity. Although we have an internal control system at Mepco, we may be exposed to the risk of material loss in this business.
Our operations may be adversely affected if we are unable to secure adequate funding. Our use of wholesale funding sources exposes us to liquidity risk and potential earnings volatility.
We rely on wholesale funding, including Federal Home Loan Bank borrowings, brokered deposits, and Federal Reserve Bank borrowings, to augment our core deposits to fund our business. As of March 31, 2010, our use of such wholesale funding sources amounted to approximately $680.6 million or 25.6% of total funding. Because wholesale funding sources are affected by general market conditions, the availability of funding from wholesale lenders may be dependent on the confidence these investors have in our commercial and consumer banking operations. The continued availability to us of these funding sources is uncertain, and brokered deposits may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity will be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. We may not have sufficient liquidity to continue to fund new loans, and we may need to liquidate loans or other assets unexpectedly, in order to repay obligations as they mature.
The constraint on our liquidity would be exacerbated if we were to experience a reduction in our core deposits, and we cannot be sure we will be able to maintain our current level of core deposits. In particular, those deposits that are currently uninsured or those deposits in the TAGP, which is set to expire on December 31, 2010 for participating institutions that have not opted out, may be particularly susceptible to outflow. At March 31, 2010, $1.423 billion of our deposits (compared to $1.394 billion at December 31, 2009), were in account types from which the customer could withdraw the funds on demand.
As a result of these liquidity risks, we have increased our level of overnight cash balances in interest-bearing accounts to $323.5 million at March 31, 2010 from $223.5 million at December 31, 2009 and $7.2 million at March 31, 2009. We have also issued longer-term (two to five year) callable brokered CDs and reduced certain secured borrowings (such as from the Federal Reserve) to increase available funding sources. We believe these actions will assist us in meeting our liquidity needs during 2010. However, these actions have had (in the first quarter of 2010) and are expected to continue to have an adverse impact on our 2010 net interest income and net interest margin. Net interest income totaled $30.0 million during the first quarter of 2010, which represents a $4.3 million or 12.6% decrease from the comparable quarter in 2009. The decrease in net interest income in 2010 compared to 2009 reflects a 58 basis point decline in our net interest margin as well as a $28.5 million decrease in average interest-earning assets.
In addition, if we fail to remain “well-capitalized” under federal regulatory standards, which is likely if we are unable to successfully implement our Capital Plan (as discussed under “Capital Plan and This Offering” below), we will be prohibited from accepting or renewing brokered deposits without the prior consent of the FDIC. As of March 31, 2010, we had brokered deposits of approximately $523 million. Approximately $86 million of these brokered deposits mature by March 31, 2011. As a result, any such restrictions on our ability to access brokered deposits is likely to have a material adverse impact on our business and financial condition.
Moreover, we cannot be sure we will be able to maintain our current level of core deposits. Our deposit customers could move their deposits in reaction to media reports about bank failures in general or, particularly, if we are unable to successfully complete our Capital Plan. A reduction in core deposits would increase our need to rely on wholesale funding sources, at a time when our ability to do so may be more restricted, as described above.
Our financial performance will be materially and adversely affected if we are unable to maintain our access to funding or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations would be adversely affected.

Dividends being deferred on our outstanding trust preferred securities and our outstanding preferred stock are accumulating as a liability on our balance sheet, and this liability is expected to continue to increase as we have no current plans to resume such dividend payments at any time in the near future.
We are currently deferring payment of quarterly dividends on our preferred stock held by the Treasury, which pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. In addition, we have exercised our right to defer all quarterly interest payments on the subordinated debentures we issued to our trust subsidiaries. As a result, all quarterly dividends on the related trust preferred securities are also being deferred. We may defer such interest payments for a total of 20 consecutive calendar quarters without causing an event of default under the documents governing these securities. After such period, we must pay all deferred interest and resume quarterly interest payments or we will be in default.
We do not have any current plans to resume dividend payments on our outstanding trust preferred securities or our outstanding preferred stock. If and when either of such payments resume, however, the accrued amounts must be paid and made current. As of June 30, 2010, the amount of these accrued but unpaid dividends on our outstanding trust preferred securities and our outstanding Series B Convertible Preferred Stock was $20.0 million.
We face uncertainty with respect to legislative efforts by the federal government to help stabilize the U.S. financial system, address problems that caused the recent crisis in the U.S. financial markets, or otherwise regulate the financial services industry.
Beginning in the fourth quarter of 2008, the federal government enacted new laws intended to strengthen and restore confidence in the U.S. financial system. See “Business—Regulatory Developments” below for additional information regarding these developments. There can be no assurance, however, as to the actual impact that such programs will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of these and other programs to stabilize the financial markets and a continuation or worsening of depressed financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, or the trading price of our common stock.
In addition, additional legislation or regulations may be adopted in the future that could adversely impact us. For example, on May 20, 2010, the U.S. Senate passed a bill, a version of which the U.S. House of Representatives passed in December 2009, that proposes broad changes to the U.S. financial system. As released on June 25, 2010, the reconciled version of the bill or conference report, now known as the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” includes the creation of a new Consumer Financial Protection Bureau with power to promulgate and, with respect to financial institutions with more than $10 billion in assets, enforce consumer protection laws, the creation of a Financial Stability Oversight Council chaired by the Secretary of the Treasury with authority to identify institutions and practices that might pose a systemic risk, provisions affecting corporate governance and executive compensation of all companies whose securities are registered with the Securities and Exchange Commission, a provision that would broaden the base for FDIC insurance assessments, a provision under which interchange fees for debit cards would be set by the Federal Reserve under a restrictive “reasonable and proportional cost” per transaction standard, a provision that would require bank regulators to set minimum capital levels for bank holding companies that are as strong as those required for their insured depository subsidiaries, subject to a grandfather clause for financial institutions with less than $15 billion in assets as of December 31, 2009, and new restrictions on how mortgage brokers and loan originators may be compensated. On June 30, 2010, the U.S. House of Representatives passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. This legislation, if enacted into law, as well as other similar federal initiatives could have a material adverse impact on our business.
We have credit risk inherent in our securities portfolio.
We maintain diversified securities portfolios, which include obligations of the Treasury and government-sponsored agencies as well as securities issued by states and political subdivisions, mortgage-backed securities, and asset-backed securities. We also invest in capital securities, which include preferred stocks and trust preferred securities. We seek to limit credit losses in our securities portfolios by generally purchasing only highly rated securities (rated “AA” or higher by a major debt rating agency) or by conducting significant due diligence on the issuer for unrated securities. However, gross unrealized losses on securities available for sale in our portfolio totaled approximately $7 million as of March 31, 2010 (compared to approximately $10 million as of December 31, 2009). We believe these unrealized losses are temporary in nature and are expected to be recovered within a reasonable time period as we believe we have the ability to hold the securities to maturity or until such time as the unrealized losses reverse. However, we evaluate securities available for sale for other than temporary impairment (OTTI) at least quarterly and more frequently when economic or market concerns warrant such evaluation. Those evaluations may result in OTTI charges to our earnings. In addition to these impairment charges, we may, in the future, experience additional losses in our securities portfolio which may result in charges that could materially adversely affect our results of operations.
Our mortgage-banking revenues are susceptible to substantial variations dependent largely upon factors that we do not control, such as market interest rates.
A portion of our revenues are derived from gains on the sale of real estate mortgage loans. For first quarter 2010 and the year 2009, these gains represented over 3% and over 4% of our total revenues, respectively. These net gains primarily depend on the volume of loans we sell, which in turn depends on our ability to originate real estate mortgage loans and the demand for fixed-rate obligations and other loans that are outside of our established interest-rate risk parameters. Net gains on real estate mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates. Consequently, they can often be a volatile part of our overall revenues.
Fluctuations in interest rates could reduce our profitability.
We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us, and our earnings may be negatively affected.
We are unable to predict fluctuations of market interest rates, which are affected by, among other factors, changes in the following:
•	inflation or deflation rates;

•	levels of business activity;

•	recession;

•	unemployment levels;

•	money supply;

•	domestic or foreign events; and

•	instability in domestic and foreign financial markets.
Changes in accounting standards could impact our reported earnings.
Financial accounting and reporting standards are periodically changed by the Financial Accounting Standards Board (FASB), the SEC, and other regulatory authorities. Such changes affect how we are required to prepare and report our consolidated financial statements. These changes are often hard to predict and may materially impact our reported financial condition and results of operations. In some cases, we may be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.
In particular, in May 2010, the FASB issued an exposure draft of a proposed accounting standards update that would materially affect the accounting for financial instruments. The proposed accounting changes would force us to use market prices to value almost all of our financial instruments (“mark-to-market”), including our loan portfolio, and record any changes on our balance sheet. Our loans (other than certain mortgage loans intended for sale into the secondary market) are recorded on our balance sheet at their amortized or historical cost. If these proposed accounting changes are implemented, it would likely have a material adverse effect on our business.
We rely heavily on our management team, and the unexpected loss of key managers may adversely affect our operations and the ability to implement our Capital Plan and business strategies.
The continuity of our operations is influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our lines of business will continue to be important to successful implementation of our Capital Plan and our strategies. We do not have employment or non-compete agreements with any of our executives or other key employees. In addition, we face restrictions on our ability to compensate our executives as a result of our participation in the CPP under TARP. Many of our competitors do not face these same restrictions. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business and financial results.
Competition with other financial institutions could adversely affect our profitability.
We face vigorous competition from banks and other financial institutions, including savings banks, finance companies, and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems, and a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, and insurance companies, which are not subject to the same degree of regulation as that imposed on bank holding companies. As a result, these non-bank competitors may have an advantage over us in providing certain services, and this competition may reduce or limit our margins on banking services, reduce our market share, and adversely affect our results of operations and financial condition.

Even if we are successful in raising capital in this offering, we will face challenges in our ability to achieve future growth in the near term.
Our current capital position has prevented us from pursuing any meaningful growth initiatives, and we have taken actions to shrink our balance sheet. If we are successful in raising at least $100 million of net proceeds in this offering and otherwise restoring our capital levels in accordance with the targets established in our Capital Plan, we believe we will be well-positioned to take advantage of growth opportunities that strategically make sense for our core banking franchise, particularly opportunities created as a result of competitive entities exiting or reducing their resources in the Michigan market. However, we cannot be sure that these opportunities will exist or that we will have sufficient capital or other resources to effectively pursue them. In addition, other competitors may have the same strategy, which may prevent us from realizing these opportunities or may increase our costs of pursuing these opportunities. These factors and others may impede our ability to effectively deploy capital raised in this offering and achieve growth in the near term.
We operate in a highly regulated environment and may be adversely affected by changes in federal and local laws and regulations.
We are generally subject to extensive regulation, supervision, and examination by federal and state banking authorities. The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have a significant impact on the financial services industry. Recent legislative and regulatory changes as well as changes in regulatory enforcement policies and capital adequacy guidelines are likely to increase our cost of doing business. In addition, future legislative or regulatory changes could have a substantial impact on us. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority, and operations; increase our costs of doing business; and, as a result, give an advantage to our competitors who may not be subject to similar legislative and regulatory requirements. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory power may have a negative impact on our results of operations and financial condition.
There have been numerous media reports about bank failures, which we expect will continue as additional banks fail. These reports have created concerns among certain of our customers, particularly those with deposit balances in excess of deposit insurance limits.
We have proactively sought to provide appropriate information to our deposit customers about our organization in order to retain our business and deposit relationships. To date, we have not experienced a meaningful loss of core deposits, nor have we had to offer above market interest rates in order to retain our core deposits. However, we cannot be sure we will continue to be successful in maintaining the majority of our core deposit base. The outflow of significant amounts of deposits could have a material adverse impact on our liquidity and results of operations.
Increases in FDIC insurance premiums may have a material adverse effect on our earnings.
As an FDIC-insured institution, we are required to pay deposit insurance premium assessments to the FDIC. Due to higher levels of bank failures beginning in 2008, the FDIC has taken numerous steps to restore reserve ratios of the deposit insurance fund. Our deposit insurance expense increased substantially in 2009 compared to prior periods, reflecting higher rates and a special assessment of $1.4 million in the second quarter of 2009. This industry-wide special assessment was equal to 5 basis points on our total assets less our Tier 1 capital. In addition, our balance of total deposits increased during 2009. During 2007, we fully utilized the assessment credits that reduced our expense during that year.
Under the FDIC’s risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations. Insurance assessments ranged from 0.12% to 0.50% of total deposits for the first quarter 2009 assessment. Effective April 1, 2009, insurance assessments ranged from 0.07% to 0.78%, depending on an institution’s risk classification and other factors. As a result, our deposit insurance expense will increase if our financial condition worsens and our Tier 1 capital continues to deteriorate. The amount of deposit insurance that we are required to pay is also subject to factors outside of our control, including bank failures and regulatory initiatives. Such increases may adversely affect our results of operations.
RISKS RELATED TO OUR EFFORTS TO RAISE CAPITAL
If successful, the initiatives set forth in our Capital Plan will be highly dilutive to our existing common shareholders.
Our Capital Plan contemplates capital raising initiatives that involve the issuance of a significant number of shares of our common stock. You should read “Capitalization” and “Capital Plan and This Offering” below for more information. The completion of any of these capital raising transactions will be highly dilutive to our existing common shareholders and their voting power. The market price of our common stock could decline as a result of the dilutive effect of the capital raising transactions we may enter into or the perception that such transactions could occur.

The capital raising initiatives we are pursuing would result in the Treasury or one or more private investors owning a significant percentage of our stock and having the ability to exert significant influence over our management and operations.
One of the primary capital raising initiatives set forth in our Capital Plan consists of the conversion of the preferred stock held by the Treasury into shares of our common stock. As described under “Capital Plan and This Offering” below, the Series B Convertible Preferred Stock currently held by the Treasury is convertible into shares of our common stock. Any such conversion is likely to result in the Treasury owning a significant percentage of our outstanding common stock, perhaps over 50%.
Except with respect to certain Designated Matters, Treasury has agreed in the Exchange Agreement to vote all shares of our common stock acquired upon conversion of the Series B Convertible Preferred Stock or upon exercise of the amended and restated Warrant that are beneficially owned by it and its controlled affiliates in the same proportion (for, against or abstain) as all other shares of our common stock are voted. “Designated Matters” means (i) the election and removal of our directors, (ii) the approval of any merger, consolidation or similar transaction that requires the approval of our shareholders, (iii) the approval of a sale of all or substantially all of our assets or property, (iv) the approval of our dissolution, (v) the approval of any issuance of any of our securities on which our shareholders are entitled to vote, (vi) the approval of any amendment to our organizational documents on which our shareholders are entitled to vote, and (vii) the approval of any other matters reasonably incidental to the foregoing as determined by the Treasury.
It is also possible that one or more investors, other than the Treasury, could end up as the owner of a significant portion of our common stock. This could occur, for example, if the Treasury transfers shares of the Series B Convertible Preferred Stock it holds or, upon conversion of such stock, transfers to a third party the common stock issued upon conversion. It also could occur if one or more large investors makes a significant investment in our common stock in this offering.
Subject to the voting limitations applicable to the Treasury and its controlled affiliates described above, any such significant shareholder could exercise significant influence on matters submitted to our shareholders for approval, including the election of directors. In addition, having a significant shareholder could make future transactions more difficult or even impossible to complete without the support of such shareholder, whose interests may not coincide with interests of smaller shareholders. These possibilities could have an adverse effect on the market price of our common stock.
In addition to the foregoing, the Series B Convertible Preferred Stock we issued to the Treasury contains a provision that automatically increases the size of our board of directors by two persons and allows the Treasury to fill the two new director positions at such time, if any, as dividends payable on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive. We are currently deferring quarterly dividends on the Series B Convertible Preferred Stock. If we continue to defer dividends each quarter, the Treasury would have the right to appoint these two directors beginning in approximately August 2011. Assuming we are successful in raising capital in this offering, we intend to exercise our right to convert the Series B Convertible Preferred Stock held by the Treasury into shares of our common stock immediately after this offering. However, if we are unable to do so for any reason, this risk of the Treasury having the right to appoint two directors to our board will continue.
We expect that the sale of our common stock in this offering will trigger an ownership change under federal tax law that will negatively affect our ability to utilize net operating loss carryforwards and other deferred tax assets in the future.
As of March 31, 2010, we had a federal net operating loss carryforward of approximately $53.5 million. Under federal tax law, our ability to utilize this carryforward and other deferred tax assets is limited if we are deemed to experience a change of ownership pursuant to Section 382 of the Internal Revenue Code. This would result in our loss of the benefit of these deferred tax assets. Please see the more detailed discussion of these tax rules under “Results of Operations - Income Tax Expense (Benefit)” below.
We will retain broad discretion in using the net proceeds from this offering.
We intend to contribute all or substantially all of the net proceeds from this offering to our bank to strengthen its regulatory capital ratios. We expect to use any remaining net proceeds for general working capital purposes, which may include repaying certain of our funding obligations, and business acquisitions and combinations. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. Our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be adversely impacted. Management’s failure to use the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO THE MARKET PRICE AND VALUE OF THE COMMON STOCK OFFERED
You may not receive dividends on the shares of common stock you purchase in this offering at any time in the near future.
Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We are currently prohibited from paying any cash dividends on our common stock. Even when such prohibitions end (which we do not expect to occur in the near term, even upon completion of the offering described in this prospectus), there are restrictions on our ability to pay cash dividends that will likely continue to materially limit our ability to pay cash dividends. We cannot provide any assurances of when we may pay cash dividends in the future. Furthermore, our common shareholders are subject to the prior dividend rights of any holders of our preferred stock. See “Dividend Policy” below for more information.
The trading price of our common stock may be subject to continued significant fluctuations and volatility.
The market price of our common stock could be subject to significant fluctuations due to, among other things:
•	actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts, and investors, including with respect to further loan losses or vehicle service contract counterparty contingencies expenses we may incur;

•	announcements regarding significant transactions in which we may engage, including this offering and the other initiatives that are part of our Capital Plan;

•	market assessments regarding such transactions, including the timing, terms, and likelihood of success of this offering;

•	developments relating to litigation or other proceedings that involve us;

•	changes or perceived changes in our operations or business prospects;

•	legislative or regulatory changes affecting our industry generally or our businesses and operations;

•	the failure of general market and economic conditions to stabilize and recover, particularly with respect to economic conditions in Michigan, and the pace of any such stabilization and recovery;

•	the possible delisting of our common stock from Nasdaq or perceptions regarding the likelihood of such delisting;

•	the operating and share price performance of companies that investors consider to be comparable to us;

•	future offerings by us of debt, preferred stock, or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;

•	actions of our current shareholders, including future sales of common stock by existing shareholders and our directors and executive officers; and

•	other changes in U.S. or global financial markets, economies, and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.
Stock markets in general, and our common stock in particular, have experienced significant volatility since October 2007 and continue to experience significant price and volume volatility. As a result, the market price of our common stock, which has ranged from $0.34 per share to $14.12 per share during this period, may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.
In addition, on April 27, 2010, our shareholders approved a 1-for-10 reverse stock split. If implemented, such reverse stock split could have a significant effect on the market price of our common stock. The primary objective of the reverse stock split is to raise the per share trading price of the Company’s common stock sufficiently above the $1.00 minimum bid price requirement imposed by Nasdaq listing standards so that our common stock can continue to be listed on the Nasdaq Global Select Market. However, there is no assurance that, if made effective, the reverse stock split will result in our ability to comply with the Nasdaq minimum bid price rule in the long term.
We urge you to obtain current market quotations for our common stock when you consider this offering.

Our common stock trading volumes may not provide adequate liquidity for investors.
Shares of our common stock are listed on the Nasdaq Global Select Market; however, the average daily trading volume in our common stock is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. This capital offering is likely to positively impact the liquidity in our common stock; however, we cannot be sure this expectation will materialize. Given the current daily average trading volume of our common stock, if there is no change in liquidity as a result of this offering, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of the stock.
Our common stock could be delisted from Nasdaq.
Our common stock is currently listed on the Nasdaq Global Select Market. However, on June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. We have until December 20, 2010 to demonstrate compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If we are unable to establish compliance with the bid price rule within such time period, our common stock will be subject to delisting from the Nasdaq Global Select Market. However, in that event, we may be eligible for an additional grace period by transferring our common stock listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. This would require us to meet the initial listing criteria of the Nasdaq Capital Market, other than with respect to the minimum closing bid price requirement. If we are then permitted to transfer our listing to the Nasdaq Capital Market, we expect we would be granted an additional 180 calendar day period in which to demonstrate compliance with the minimum bid price rule.
The delisting of our common stock from Nasdaq, whether in connection with the foregoing or as a result of our future inability to meet any listing standards, would have an adverse effect on the liquidity of our common stock and, as a result, the market price of our common stock might become more volatile. Even the perception that our common stock may be delisted could affect its liquidity and market price. Delisting could also make it more difficult to raise additional capital.
If our common stock is delisted from the Nasdaq, it is likely that quotes for our common stock would continue to be available on the OTC Bulletin Board or on the “Pink Sheets.” However, these alternatives are generally considered to be less efficient markets and it is likely that the liquidity of our common stock as well as our stock price would be adversely impacted as a result.
One of the proposals voted upon at our annual meeting of shareholders on April 27, 2010 was a proposal to amend our Articles of Incorporation to effect a one 1-for-10 reverse split of our common stock. The primary objective of the reverse stock split is to raise the per share trading price of the Company’s common stock sufficiently above the $1.00 minimum bid price requirement for continued listing on the Nasdaq Global Select Market. Although our shareholders authorized this amendment to our Articles of Incorporation, there can be no assurance that, if made effective, the reverse stock split will result in our ability to comply or thereafter maintain compliance with the Nasdaq minimum bid price rule. We have not yet made a determination as to whether or when to implement this reverse stock split.
Any future offerings of debt, preferred stock, or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions, and any future equity offerings may adversely affect the market price of our common stock.
We may attempt to increase our capital resources, or we or our bank could be forced by federal and state bank regulators to raise additional capital, by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our outstanding shares of common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.
Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Therefore, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Our Articles of Incorporation as well as certain banking laws may have an anti-takeover effect.
Provisions of our Articles of Incorporation and certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.
Investors could become subject to regulatory restrictions upon ownership of our common stock.
Under the federal Change in Bank Control Act, a person may be required to obtain prior approval from the Federal Reserve before acquiring the power to direct or indirectly control our management, operations, or policy or before acquiring 10% or more of our common stock. As a result, potential investors who seek to participate in this offering should evaluate whether they could become subject to the approval and other requirements of this federal statute.

NON-GAAP FINANCIAL MEASURES
     The following table presents computations of certain financial measures related to “tangible common equity” and “Tier 1 common equity.” The tangible common equity ratio has become a focus of some investors, and we believe this ratio may assist investors in analyzing our capital position absent the effects of intangible assets and preferred stock. Traditionally, the Federal Reserve and other banking regulators have assessed a bank’s capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. More recently, the banking regulators have also supplemented their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. Because tangible common equity and Tier 1 common equity are not formally defined by generally accepted accounting principles (GAAP) or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. Because analysts and banking regulators may assess our capital adequacy using tangible common equity and Tier 1 common equity, we believe it is useful to provide investors the ability to assess our capital adequacy on these same bases.
     Tier 1 common equity is often expressed as a percentage of net risk-weighted assets. Under the risk-based capital framework, a bank’s balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weight assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (net risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity. Tier 1 common equity is also divided by net risk-weighted assets to determine the Tier 1 common equity ratio. The amounts disclosed as net risk-weighted assets are calculated consistent with banking regulatory requirements.
     Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. To mitigate these limitations, we have procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components and to ensure that our capital performance is properly reflected to facilitate period-to-period comparisons. Although these non-GAAP financial measures are frequently used by investors in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.
     The following table provides reconciliations of the following:
•	Total assets (GAAP) to tangible assets (non-GAAP)

•	Total shareholders’ equity (GAAP) to tangible common equity (non-GAAP)

•	Total shareholders’ equity (GAAP) to Tier 1 common equity (non-GAAP)
     These computations are based on our actual results without giving effect to the potential conversion of our Series B Convertible Preferred Stock into common stock or the offering contemplated by this prospectus.

	March 31,	December 31,
	2010	2009	2008	2007	2006	2005
($ in 000’s)	(Unaudited)
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS

Total assets (GAAP)	$2,900,770	$2,965,364	$2,956,245	$3,247,516	$3,406,390	$3,348,707
Deduct: Goodwill			16,734	66,754	52,842	55,946
Deduct: Core deposit intangible assets (all other intangibles)	9,938	10,260	12,190	15,262	8,157	10,729
Deduct: Deferred taxes	1,207	691	6,892	18,572	10,597	7,509

Tangible assets (non-GAAP)	$2,889,625	$2,954,413	$2,920,429	$3,146,928	$3,334,794	$3,274,523

Total shareholders’ equity (GAAP)	$97,211	$109,861	$194,877	$240,502	$258,167	$248,259
Deduct: Goodwill			16,734	66,754	52,842	55,946
Deduct: Core deposit intangible assets (all other intangibles)	9,938	10,260	12,190	15,262	8,157	10,729
Deduct: Deferred taxes	1,207	691	6,892	18,572	10,597	7,509
Deduct: Preferred stock	69,334	69,157	68,456	—	—	—

Tangible common equity (non-GAAP)	$16,732	$29,753	$90,605	$139,914	$186,571	$174,075

Tangible common equity to tangible assets ratio (non-GAAP)	0.58%	1.01%	3.10%	4.45%	5.59%	5.32%

TIER 1 COMMON EQUITY

Total shareholders’ equity (GAAP)	$97,211	$109,861	$194,877	$240,502	$258,167	$248,259
Add: Qualifying capital securities	37,019	41,880	72,751	80,309	62,350	62,350
Deduct: Goodwill			16,734	66,754	52,842	55,946
(Add) deduct: Accumulated other comprehensive (loss) income	(13,749)	(15,679)	(23,318)	(339)	3,370	4,297
Deduct: Intangible assets	9,938	10,260	12,190	15,262	8,157	10,729
Deduct: Disallowed servicing assets	544	559	1,018
Deduct: Disallowed deferred tax assets	720
Deduct: Net unrealized losses on equity securities				3,155
(Add) deduct: Other	(98)	(101)	(59)	(86)	(139)	(294)

Tier 1 capital (regulatory)	136,875	156,702	261,063	236,065	256,287	239,931
Deduct: Qualifying capital securities	37,019	41,880	72,751	80,309	62,350	62,350
Deduct: Preferred stock	69,334	69,157	68,456	—	—	—

Tier 1 common equity (non-GAAP)	$30,522	$45,665	$119,856	$155,756	$193,937	$177,581

Net risk-weighted assets (regulatory)	$2,062,677	$2,204,157	$2,365,082	$2,525,594	$2,664,931	$2,578,081

Tier 1 common equity ratio (non-GAAP)	1.48%	2.07%	5.07%	6.17%	7.28%	6.89%

USE OF PROCEEDS
     Our estimated net proceeds from this offering are approximately $103 million, or approximately $118.5 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering. We intend to contribute all or substantially all of the net proceeds from this offering to our bank to strengthen its regulatory capital ratios. We expect to use any remaining net proceeds for general working capital purposes.
     We do not intend to use any proceeds from this offering to resume quarterly dividend payments on our outstanding trust preferred securities or our outstanding Series B Convertible Preferred Stock. We have no current intention of resuming such payments at any time in the near future.
CAPITALIZATION
     The following table sets forth our capitalization and selected capital ratios for our bank, as of March 31, 2010, (a) on an actual basis and (b) on a pro forma basis to give effect to (i) the issuance of 51.1 million shares of our common stock on June 23, 201 in exchange for tendered shares of our outstanding trust preferred securities, (ii) the issuance and sale of [•] shares of common stock in this offering, assuming that the underwriters’ over-allotment is not exercised, at an assumed price per share of $[•], net of underwriting discounts and commissions and estimated offering expenses, and (iii) an assumed issuance of 78.2 million shares of our common stock to the Treasury upon conversion on July 1, 2010 of our Series B Convertible Preferred Stock at 75% of par ($74.4 million), plus approximately $0.8 million in accrued and unpaid dividends as of June 30, 2010, which is contingent on our completion of a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share). This table assumes that all of the net proceeds from this offering are contributed to our bank. This table should be read in conjunction with the historical financial data included within this prospectus, including the consolidated financial statements (and notes thereto) beginning on page F-1.

	March 31, 2010
	Actual	As adjusted
	(in thousands)
	(unaudited)
Certain Long-Term Debt:
Subordinated debentures	$92,888	$	[•]
Amount not qualifying as regulatory capital	(2,788)		[•]

Amount qualifying as regulatory capital	90,100		[•]

Shareholders’ Equity:
Preferred stock	69,334		[•]
Common stock	23,884		[•]
Capital surplus	201,754		[•]
Accumulated deficit	(184,012)		[•]
Accumulated other comprehensive loss	(13,749)		[•]

Total shareholders’ equity	97,211		[•]

Total capitalization	$187,311	$	[•]

Capital Ratios for Independent Bank:
Total Risk-Based Capital Ratio	10.41%		[•]
Tier 1 Capital Leverage Ratio	6.43%		[•]

CAPITAL PLAN AND THIS OFFERING
     We are conducting the offering described in this prospectus as part of the more comprehensive Capital Plan adopted by our board of directors and described below. The primary objective of our Capital Plan is to enable our bank to achieve and thereafter maintain the minimum capital ratios established by its board pursuant to resolutions adopted in December 2009.
Adoption of Board Resolutions
     In December 2009, the board of directors of our bank, adopted resolutions designed to enhance and strengthen our operations. Importantly, alongside other resolutions regarding the improvement of asset quality, liquidity, and cash management, the resolutions require our bank to improve its capital position. Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006. Although our bank remained profitable through the second quarter of 2008, it has incurred seven consecutive quarterly losses since then (and anticipates future losses), which have pressured its capital ratios. In response to these losses, economic stress in Michigan, and elevated levels of non-performing assets, and in conjunction with discussions with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), as our bank’s primary federal regulator, and the Michigan Office of Financial and Insurance Regulation (the “Michigan OFIR”), as our bank’s state regulator, the board of directors of our bank adopted resolutions that require the following:
•	The adoption by our bank of a capital restoration plan designed to achieve a minimum Tier 1 capital leverage ratio of 8% and a minimum total risk based capital ratio of 11%, and a regular periodic review and evaluation of such capital plan by the board of directors of our bank thereafter;

•	The enhancement of our bank’s documentation of the rationale for discounts applied to collateral valuations on impaired loans and improved support for the identification, tracking, and reporting of loans classified as troubled debt restructurings;

•	The adoption of certain changes and enhancements to our liquidity monitoring and contingency planning and our interest rate risk management practices;

•	Additional reporting to our board regarding initiatives and plans pursued by management to improve our bank’s risk management practices;

•	Prior approval of the Federal Reserve and the Michigan OFIR for any dividends or distributions to be paid to us by our bank; and

•	Notice to the Federal Reserve and the Michigan OFIR of any rescission of or material modification to any of these resolutions.
     In addition to these resolutions adopted for our bank, our board of directors (which is comprised of the same members as our bank’s board) adopted resolutions in December of 2009 that impose the following restrictions:
•	We will not pay dividends on our outstanding common stock or the outstanding preferred stock held by the Treasury, and we will not pay distributions on our outstanding trust preferred securities without, in each case, the prior written approval of the Federal Reserve and the Michigan OFIR;

•	We will not incur or guarantee any additional indebtedness without the prior approval of the Federal Reserve;

•	We will not repurchase or redeem any of our common stock without the prior approval of the Federal Reserve; and

•	We will not rescind or materially modify any of these limitations without notice to the Federal Reserve and the Michigan OFIR.
     The substance of all of the resolutions described above was developed in conjunction with discussions held with the Federal Reserve and the Michigan OFIR in response to the Federal Reserve’s examination report of our bank completed in October 2009. Based on those discussions, we acted proactively to adopt the resolutions described above to address those areas of our bank’s condition and operations that were highlighted in the exam report and that we believe most require our focus at this time. It is very possible that if we had not adopted these resolutions, the Federal Reserve and the Michigan OFIR may have imposed similar requirements on us through a memorandum of understanding or similar undertaking. We are not currently subject to any such regulatory agreement or enforcement action. However, we believe that if we are unable to substantially comply with the resolutions set forth above and if our financial condition and performance do not otherwise materially improve, it is likely our primary bank regulators will impose additional regulatory restrictions and requirements on us through a regulatory enforcement action.

     Subsequent to the adoption of the resolutions described above, we adopted the capital restoration plan (the “Capital Plan”), required by the resolutions. Other than fully implementing our Capital Plan and achieving the minimum capital ratios set forth in the resolutions, we believe we have already taken appropriate actions to fully comply with these board resolutions.
Capital Plan
     In January 2010, we adopted our Capital Plan, as required by the board resolutions adopted in December 2009 described above, and submitted our Capital Plan to the Federal Reserve and the Michigan OFIR. The offering described in this prospectus, the offer to exchange our common stock for our outstanding trust preferred securities, and the early conversion of the preferred stock held by the Treasury are the cornerstones of our Capital Plan.
     The primary objective of our Capital Plan is to enable our bank to achieve and thereafter maintain the minimum capital ratios required by the board resolutions adopted in December 2009. As of March 31, 2010, our bank continued to be meet the requirements to be considered “well-capitalized” under federal regulatory standards. However, as a matter of prudence and commitment to restoring capital strength, the minimum capital ratios established by our bank’s board are higher than the ratios required in order to be considered “well-capitalized” under federal standards. Our board imposed these higher ratios in order to ensure we have sufficient capital to withstand potential continuing losses based on our elevated level of non-performing assets and given the other risks and uncertainties we face, as described in this prospectus. Set forth below are the actual capital ratios of our bank as of March 31, 2010, the minimum capital ratios imposed by the board resolutions, and the minimum ratios necessary to be considered “well-capitalized” under federal regulatory standards:

	Independent Bank —	Minimum Ratios
	Actual as of	Established by	Required to be
	March 31, 2010	Bank’s Board	Well-Capitalized
Total Risk-Based Capital Ratio	10.41%	11.0%	10.0%
Tier 1 Capital Leverage Ratio	6.43%	8.0%	5.0%
     Our Capital Plan sets forth an objective of achieving these minimum capital ratios as soon as practicable and maintaining such capital ratios though at least the end of 2012. Although our board initially set a deadline of April 30, 2010 to achieve these minimum capital ratios, it subsequently approved extensions to September 30, 2010, and we notified the Federal Reserve and the Michigan OFIR of these extensions.
     Our Capital Plan includes projections we prepared that reflect forecasted financial data through 2012. These projections anticipate a need of a minimum of $60 million of new capital in order for our bank to achieve and maintain the minimum ratios established by our board. These projections take into account the various risks and uncertainties we face, as described in this prospectus. However, because projections are inherently uncertain and based on assumptions that may not prove to be accurate, our Capital Plan contains a target of $100 million to $125 million of new capital to be raised by us.
     In anticipation of the capital raising initiatives described in our Capital Plan, we engaged an independent third party to perform a review (a “stress test”) on our commercial loan portfolio and a separate independent third party to perform a similar review of our retail loan portfolio. These independent stress tests were concluded in January 2010. Each analysis included different scenarios based on expectations of future economic conditions. We engaged these independent reviews in order to ensure that the similar analyses we had performed internally in 2009, on which we based our projections for future expected loan losses and our need for additional capital, were reasonable and did not materially understate our projected loan losses. Based on the conclusions of these third party reviews, we determined that we did not need to modify our projections used for purposes of our Capital Plan. Even though we have had independent third party reviews of these loan portfolios, we cannot be sure that our allowance for loan losses and the additional provisions we anticipate taking in the future to increase such allowance will be sufficient to absorb all loan losses.
     Our Capital Plan sets forth certain initiatives in order to raise new capital and meet the objectives of our Capital Plan. In addition to contemplating the offering described in this prospectus, our Capital Plan contemplates two other primary initiatives: (1) an offer to exchange shares of our common stock for any or all of our outstanding trust preferred securities, and (2) the conversion of the shares of preferred stock held by the Treasury into shares of our common stock. Completion of these two initiatives will reduce required annual interest and dividend payments by reducing the aggregate principal amount of outstanding trust preferred securities and outstanding shares of preferred stock. The conversion of $41.4 million in aggregate liquidation amount of trust preferred securities into our common stock in June 2010 will reduce future interest expense by $3.5 million annually. In addition, they will improve our holding company’s ratio of tangible common equity (TCE) to tangible assets. See “— Our Projections” above. We believe both of these initiatives will improve our ability to successfully raise additional capital through the offering described in this prospectus. We recently completed the issuance of shares of our common stock in exchange for tendered shares of our outstanding trust preferred securities, as described below. Our ability to convert the shares of preferred stock held by the Treasury into shares of our common stock likely depends on our success in raising capital in this offering, as described below.

     Our Capital Plan also outlines various contingency plans in case we do not succeed in raising all additional capital needed. These contingency plans include a possible further reduction in our assets (such as through a sale of branches, loans, and/or other operating divisions or subsidiaries), more significant expense reductions than those that have already been implemented and those that are currently being considered, and a sale of our bank. The contingency plans were considered and included within our Capital Plan in recognition of the possibility that market conditions for these transactions may improve and that such transactions may be necessary or required by our regulators if we are unable to raise sufficient equity capital through the capital raising initiatives described above.
     Our Capital Plan concludes with a recognition that our strategy and focus for the near term will be to improve our asset quality and pursue the initiatives described above in order to strengthen our capital position.
Suspension of Quarterly Dividends and Distributions
     We have recently taken several actions to improve our regulatory capital ratios and preserve capital and liquidity. Beginning in the fourth quarter of 2009, we eliminated the $0.01 per share quarterly cash dividend on our common stock. In addition, we suspended payment of quarterly dividends on our preferred stock held by the Treasury. We also have exercised our right to defer all quarterly interest payments on the subordinated debentures we issued to our trust subsidiaries. As a result, all quarterly dividends on the related trust preferred securities were also deferred. Based on current dividend rates and after taking into account the trust preferred securities accepted for exchange in our recently completed exchange offer (described below), the cash dividends on all outstanding trust preferred securities amount to approximately $2.1 million per year. These actions will preserve cash for us as we do not expect our bank to be able to pay any cash dividends in the near term. Dividends from our bank are restricted by federal and state law and are further restricted by the board resolutions adopted in December of 2009 and described above. For additional information on restrictions on the ability of our bank and Independent Bank Corporation to pay dividends and similar distributions, please see “Dividend Policy” and “Description of Our Capital Stock” below.
     We do not have any current plans to resume dividend payments on our outstanding trust preferred securities or the outstanding shares of our preferred stock. We do not know if or when any such payments will resume.
Exchange with the U.S. Treasury
     In December 2009, we made a proposal to the Treasury to exchange all of the shares of the Series A Fixed Rate Cumulative Perpetual Preferred Stock purchased by the Treasury in December 2008 under the TARP’s CPP for shares of our common stock with a value (based on market prices at the time of the exchange) equal to 75% of the aggregate liquidation value of the Series A Preferred Stock surrendered in the exchange. The aggregate liquidation value of the Series A Preferred stock was $72 million.
     As a result of our discussions with the Treasury, on April 2, 2010 we entered into an Exchange Agreement with the Treasury. We subsequently closed the Exchange Agreement on April 16, 2010. Under the Exchange Agreement, the Treasury accepted our newly issued shares of Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock have an aggregate liquidation preference equal to $74,426,000.
     With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and is entitled to cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. A detailed description of the terms of the Series B Convertible Preferred Stock is set forth under “Description of Our Capital Stock” below.
     The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals, We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of trust preferred securities have been exchanged for our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.

     If converted by the Treasury (or any subsequent holder) or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $0.7234, referred to as the “conversion rate,” provided that such conversion rate will be subject to certain anti-dilution adjustments. As an example only, at the time they were issued, the shares of Series B Convertible Preferred Stock were convertible into approximately 77.2 million shares of our common stock. This conversion rate will be subject to certain anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock.
     Unless earlier converted by the Treasury (or any subsequent holder) or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary of the date of issuance. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of our common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).
     At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the shares being converted in cash or, at our option, in shares of our common stock at the same conversion rate as is applicable to the conversion of the Series B Convertible Preferred Stock.
     The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 144 million, unless we receive shareholder approval to issue a greater number of shares.
     As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 3,461,538 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the initial exercise price of the Warrant to be equal to the initial conversion price applicable to the Series B Convertible Preferred Stock described above.
Exchange Offer for Trust Preferred Securities
     On June 23, 2010, we completed the exchange of an aggregate of 51,091,250 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. One of the conditions to our right to compel a conversion of the Series B Convertible Preferred Stock held by the Treasury into our common stock is our exchange of shares of our common stock for at least $40 million in aggregate liquidation amount of trust preferred securities in the pending exchange offer. The results of our exchange offer satisfied this condition to our ability to compel a conversion of the Series B Convertible Preferred Stock.

DIVIDEND POLICY
     We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below.
Current Prohibitions on Our Payment of Dividends
     Pursuant to resolutions adopted by our board in December 2009, we are currently prohibited from paying any dividends on our common stock without the prior written approval of the Federal Reserve and the Michigan OFIR. We may not rescind or materially modify these resolutions without notice to the Federal Reserve and the Michigan OFIR. Moreover, our primary source for dividends are dividends payable to us by our bank. The board of directors of our bank adopted similar resolutions in December 2009 that prohibit our bank from paying any dividends to us without the prior written approval of the Federal Reserve and the Michigan OFIR. For more information about these board resolutions, please see “Capital Plan and this Offering” above.
     In addition, as a result of our election to defer regularly scheduled quarterly payments on our outstanding trust preferred securities and our outstanding shares of Series B Convertible Preferred Stock, we are currently prohibited from paying any cash dividends on shares of our common stock. We may not pay any cash dividends on our common stock until all accrued but unpaid dividends and distributions on such senior securities have been paid in full. We do not have any current plans to begin making quarterly payments on our trust preferred securities or our Series B Convertible Preferred Stock.
     Moreover, even if we were to re-commence regularly scheduled quarterly payments on our outstanding trust preferred securities and Series B Convertible Preferred Stock, there are still significant restrictions on our ability to pay dividends on our common stock. Our agreements with Treasury, including the Exchange Agreement discussed above, prevent us from paying quarterly cash dividends on our common stock in excess of $.01 per share and (with certain exceptions) repurchasing shares of common stock. These restrictions will remain in effect until the earlier of December 12, 2011 or such time as Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement or the amended and restated Warrant.
Other Restrictions
     Aside from the specific restrictions set forth above that result from our current financial condition, there are other restrictions that apply under federal and state law to restrict our ability to pay dividends to our shareholders and the ability of our bank to pay dividends to us. For example, the Federal Reserve requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. See “Business—Supervision and Regulation” for more information.

MARKET PRICE AND DIVIDEND INFORMATION
     Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCP.” As of June 30, 2010, we had 75,123,427 shares of our common stock outstanding, which were held by approximately 2,138 shareholders. The following table sets forth, for the periods indicated, the high and low closing sales prices per share and the cash dividends declared per share of our common stock.

			Cash
	Closing Sales Price		Dividends
	Per Share		Declared per
	Low	High	Share
2010
Third Quarter through July 7, 2010	$0.34	$0.37	None
Second Quarter ended June 30, 2010	0.35	1.62	None
First Quarter ended March 31, 2010	0.69	1.20	None

2009
Fourth Quarter ended December 31, 2009	$0.59	$1.89	None
Third Quarter ended September 30, 2009	1.09	2.16	$0.01
Second Quarter ended June 30, 2009	1.11	2.90	0.01
First Quarter ended March 31, 2009	0.90	3.00	0.01

2008
Fourth Quarter ended December 31, 2008	$1.48	$6.95	$0.01
Third Quarter ended September 30, 2008	2.52	8.40	0.01
Second Quarter ended June 30, 2008	3.66	10.98	0.01
First Quarter ended March 31, 2008	7.50	14.12	0.11
     On July 7, 2010, the closing sales price of our common stock on the Nasdaq Global Select Market was $0.35 per share.
     On June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. We have until December 20, 2010 to demonstrate compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If we are unable to establish compliance with the bid price rule within such time period, our common stock will be subject to delisting from the Nasdaq Global Select Market. However, in that event, we may be eligible for an additional grace period by transferring our common stock listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. This would require us to meet the initial listing criteria of the Nasdaq Capital Market, other than with respect to the minimum closing bid price requirement. If we are then permitted to transfer our listing to the Nasdaq Capital Market, we expect we would be granted an additional 180 calendar day period in which to demonstrate compliance with the minimum bid price rule.
     At our annual meeting of shareholders on April 27, 2010, our shareholders approved a 1-for-10 reverse split of our common stock. The primary objective of the reverse stock split is to raise the per share trading price of our common stock sufficiently above the $1.00 minimum bid price requirement for continued listing on the Nasdaq Global Select Market. However, there can be no assurance that, if made effective, the reverse stock split will result in our ability to comply or thereafter maintain compliance with the Nasdaq minimum bid price rule. We have not yet made a determination as to whether or when to implement this reverse stock split.
     There are restrictions that currently materially limit our ability to pay dividends on our common stock and that may continue to materially limit future payment of dividends on our common stock. Please see “Dividend Policy” above.

DESCRIPTION OF OUR CAPITAL STOCK
     The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and bylaws because they describe the rights of holders of our common stock. Our articles of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.
Common Stock
     General
     Our authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock (described below). As of June 30, 2010, there were 75,123,427 shares of common stock and 74,426 shares of preferred stock outstanding. Effective as of April 9, 2010, we amended our articles of incorporation to delete any reference to par value with respect to our common stock, which previously had a par value of $1.00 per share. The amendment was approved by our board on April 6, 2010, pursuant to the authority granted it under Sections 301a and 611(2) of the Michigan Business Corporation Act.
     All of the outstanding shares of our common stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:
•	dividends when, as, and if declared by our board out of funds legally available for the payment of dividends; and

•	in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of our preferred stock, as provided in our articles of incorporation.
     We do not currently pay any cash dividends on our common stock and are currently prohibited from doing so. See “Dividend Policy” above for information regarding these prohibitions and other restrictions that materially limit our ability to pay dividends on our common stock.
     Under our agreements with the Treasury, including the Exchange Agreement discussed above, we are only permitted to repurchase shares of our common stock under limited circumstances, including the following:
•	in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice;

•	the redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•	our acquisition of record ownership of common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock for the beneficial ownership of any other persons, including trustees or custodians; and

•	the exchange or conversion of our common stock for or into other securities that are junior to or on a parity with the Series B Convertible Preferred Stock or trust preferred securities for or into common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock, in each case solely to the extent required pursuant to binding contractual agreements entered into prior to December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     Except with respect to certain Designated Matters, Treasury has agreed in the Exchange Agreement to vote all shares of our common stock acquired upon conversion of the Series B Convertible Preferred Stock or upon exercise of the amended and restated Warrant that are beneficially owned by it and its controlled affiliates in the same proportion (for, against or abstain) as all other shares of our common stock are voted. “Designated Matters” means (i) the election and removal of our directors, (ii) the approval of any merger, consolidation or similar transaction that requires the approval of our shareholders, (iii) the approval of a sale of all or substantially all of our assets or property, (iv) the approval of our dissolution, (v) the approval of any issuance of any of our securities on which our shareholders are entitled to vote, (vi) the approval of any amendment to our organizational documents on which our shareholders are entitled to vote, and (vii) the approval of any other matters reasonably incidental to the foregoing as determined by the Treasury.
     In addition, as a bank holding company, our ability to pay dividends on our common stock is affected by the ability of our bank to pay dividends to us under applicable laws, rules and regulations. The ability of our bank, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See “Dividend Policy” above for more information.
     Each holder of our common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of our common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCP.” However, as described under “Market Price of and Dividends on Our Common Stock” above, our common stock may be delisted from Nasdaq in the near future.
     Certain Restrictions under Federal Banking Laws
     As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.
     The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. See “Business—Supervision and Regulation” for more information.
     Certain Other Limitations
     In addition to the foregoing limitations, our articles of incorporation and bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for our shareholders to replace incumbent directors with new directors who may be willing to entertain changes that our shareholders may believe will lead to improvements in our business.
Preferred Stock
     Our authorized capital stock includes 200,000 shares of preferred stock, no par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations, and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements, and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.
     Series B Convertible Preferred Stock
     On April 16, 2010, we issued 74,426 shares of Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) to the Treasury pursuant to the terms of the Exchange Agreement. Under the Exchange Agreement, the Treasury accepted the shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under its Capital Purchase Program, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock have an aggregate liquidation preference equal to $74,426,000.
     With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. The Series B Convertible Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect such shares. If dividends on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, our authorized number of directors will be automatically increased by two and the holders of the Series B Convertible Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid.
     The Series B Convertible Preferred Stock is callable at par plus accrued and unpaid dividends at any time (however, if a redemption occurs on or after the first dividend payment date falling on or after the second anniversary of the issuance of the Series B Convertible Preferred Stock, the redemption price is the greater of (i) par plus accrued and unpaid dividends, and (ii) the product of the conversion rate (as described below) and the average of the market prices per share of our common stock over the 20 consecutive trading day period after the notice of redemption is given, plus all accrued and unpaid dividends).

     The terms of the Exchange Agreement carry over the restrictions on dividends and repurchases from the original transaction with the Treasury in all material respects. Specifically, the terms of the transaction with the Treasury include prohibitions on our ability to pay dividends and repurchase our common stock. Until the Treasury no longer holds any Series B Convertible Preferred Stock, we will not be able to declare or pay any dividends, nor will we be permitted to repurchase any of our common stock unless all accrued and unpaid dividends on all outstanding shares of Series B Convertible Preferred Stock have been paid in full, subject to the availability of certain limited exceptions (e.g., for purchases in connection with benefit plans).
     The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.
     On June 23, 2010, we completed the exchange of an aggregate of 51,091,250 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.
     If converted by the Treasury (or any subsequent holder) or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $0.7234, referred to as the “conversion rate,” provided that such conversion rate will be subject to certain anti-dilution adjustments. As an example only, at the time they were issued, the shares of Series B Convertible Preferred Stock were convertible into approximately 77.2 million shares of our common stock.
     The conversion rate is subject to anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock. Specifically, the conversion rate is subject to adjustment in the event of any of the following:

•	Cash Offering. If we issue shares of our common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for such shares) to one or more investors other than the Treasury pursuant to an offering providing a minimum aggregate amount of $100 million in cash proceeds to us, including pursuant to the offering described in this prospectus, at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of our common stock on the trading day immediately preceding the pricing of such offering (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock), then the conversion rate is subject to adjustment.

•	Other Issuances of Common Stock. If we otherwise issue shares of our common stock or convertible securities, other than pursuant to certain “permitted transactions” (including issuances to fund acquisitions or in connection with employee benefit plans and compensation arrangements or a public or broadly marketed registered offering for cash), at a consideration per share (or having a conversion price per share) that is less than the conversion rate in effect immediately prior to such issuance, then the conversion rate is subject to adjustment.

•	Stock Splits, Subdivisions, Reclassifications or Combinations. If we (i) pay a dividend or make a distribution on our common stock in shares of our common stock, (ii) subdivide or reclassify the outstanding shares of our common stock into a greater number of such shares, or (iii) combine or reclassify the outstanding shares of our common stock into a smaller number of such shares, then the conversion rate is subject to adjustment.

•	Other Events. The conversion rate is also subject to adjustment in connection with certain distributions to our shareholders (excluding permitted cash dividends and certain other distributions) and in connection with a pro rata repurchase of our common stock. In addition, if any event occurs as to which the other anti-dilution adjustments are not strictly applicable or, if strictly applicable, would not fairly and adequately protect the conversion rights of the Treasury in accordance with their intent, then we must make such adjustments in the application thereof as necessary to protect such conversion rights.
     Unless earlier converted by the Treasury (or any subsequent holder) or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary of the date of issuance. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of the Company’s common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).
     At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the shares being converted in cash or, at our option, in shares of our common stock at the same conversion rate as is applicable to the conversion of the Series B Convertible Preferred Stock.
     The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 144 million, unless we receive shareholder approval to issue a greater number of shares.
     As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 3,461,538 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be the same as the conversion rate applicable to the Series B Convertible Preferred Stock described above.
     As a result of the transactions contemplated by the Exchange Agreement, all outstanding shares of Series A Preferred Stock were surrendered in exchange for the Series B Convertible Preferred Stock. As a result, our only series of preferred stock issued and outstanding is our Series B Convertible Preferred Stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis is intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the historical financial data included within this prospectus, including the selected financial data beginning on page 23 above and the consolidated financial statements (and notes thereto) beginning on page F-1 below and all other information set forth in this prospectus. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed in this prospectus, including the factors described under “Forward-Looking Statements” beginning on page 1 and “Risk Factors” beginning on page 25.
Introduction
     Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends. Although our bank remained profitable through the second quarter of 2008, our bank has incurred seven consecutive quarterly losses since the third quarter of 2008, which have pressured its capital ratios. Although our bank still remains well-capitalized under federal regulatory guidelines, we project that due to economic stress in Michigan, our elevated levels of non-performing assets, and anticipated losses in the future, an increase in equity capital is necessary in order for our bank to remain well-capitalized and take advantage of opportunities outlined in our business strategy described in the “Summary” section above.
     Our projected need for capital, our strategies for strengthening and increasing our capital, and related matters are set forth in our Capital Plan we adopted in January 2010. The primary objective of our Capital Plan is the achievement by our bank of a minimum Tier 1 capital leverage ratio of 8% and a minimum total risk based capital ratio of 11%. As of March 31, 2010, these ratios were 6.4% and 10.4%, respectively. The offering described in this prospectus is one of several actions we have taken to pursue the objective of achieving those target ratios. See “Capital Plan and This Offering” above for more detailed information.
     If the capital raised in this offering and contributed to our bank is not sufficient for us to achieve these target capital ratios, we believe it is likely our bank will not be able to remain well-capitalized through the remainder of 2010, as we work through our asset quality issues and seek to return to profitability. As described in more detail under “Risk Factors” above, we believe failing to remain well-capitalized would have a material adverse effect on our business and financial condition as it would, among other consequences, likely lead to a regulatory enforcement action, a loss of our mortgage servicing rights with Fannie Mae (which are already at risk, as described above in “Risk Factors”) and/or Freddie Mac, and limits on our access to certain wholesale funding sources. In addition, an inability to improve our capital position would make it very difficult for us to withstand continued losses that we may incur and that may be increased or made more likely as a result of continued economic difficulties and other factors. See “Risk Factors” above for a description of these risks.
     It is against this backdrop that we discuss our results of operations and financial condition in 2009 and in the first quarter of 2010 as compared to earlier periods.
RESULTS OF OPERATIONS
Summary
     We incurred a loss from continuing operations of $90.2 million in 2009 compared to a loss of $91.7 million in 2008 and compared to income from continuing operations of $10.0 million in 2007. The net loss in 2009 and 2008 also totaled $90.2 million and $91.7 million, respectively, compared to net income of $10.4 million in 2007. The net loss applicable to common stock was $94.5 million and $91.9 million in 2009 and 2008, respectively. The significant change in 2009 and 2008 compared to 2007 is due primarily to an increase in the provision for loan losses, impairment charges on goodwill, increases in vehicle service contract counterparty contingencies expense, loan and collection costs, losses on other real estate and repossessed assets, and a charge to income tax expense for a valuation allowance on most of our net deferred tax assets. These adverse changes were partially offset by an increase in net interest income.
     During the three months ended March 31, 2010, we incurred a net loss of $13.8 million and a net loss applicable to common stock of $14.9 million, compared to a net loss of $18.6 million and a net loss applicable to common stock of $19.7 million during the three months ended March 31, 2009. These losses are primarily due to elevated provisions for loan losses, loan and collection costs, losses on other real estate and repossessed assets, vehicle service contract counterparty contingencies expense, and FDIC deposit insurance premiums.
     On December 12, 2008, we issued to the Treasury 72,000 shares of Series A Preferred Stock and a warrant to purchase 3,461,538 shares our common stock (at a strike price of $3.12 per share) in return for $72.0 million under the TARP CPP. (See “Liquidity and Capital Resources.”) On April 16, 2010, we exchanged with the Treasury such Series A Preferred Stock for our Series B Convertible Preferred Stock

and reduced the strike price on the warrants to $0.7234 per share. During periods in which this preferred stock remains outstanding, we will also be reporting our net income (loss) applicable to common stock.
     On January 15, 2007, Mepco sold substantially all of the assets related to its insurance premium finance business to Premium Financing Specialists, Inc. Mepco continues to own and operate its vehicle service contract payment plan business. The assets, liabilities and operations of Mepco’s insurance premium finance business are reported as discontinued operations for 2007.
     We completed the acquisition of 10 branches with total deposits of approximately $241.4 million from TCF National Bank on March 23, 2007. These branches are located in or near Battle Creek, Bay City, and Saginaw, Michigan. As a result of this transaction, we received $210.1 million of cash. We used the proceeds from this transaction primarily to repay higher cost short term borrowings and Brokered CDs. The acquisition of these branches resulted in an increase in non-interest income, particularly service charges on deposit accounts and VISA check card interchange income, during the last nine months of 2007 and in 2008 and 2009. However, non-interest expenses also increased due to compensation and benefits for the employees at these branches as well as occupancy, furniture and equipment, data processing, communications, supplies, and advertising expenses. As is customary in branch acquisitions, the purchase price ($28.1 million) was based on acquired deposit balances. We also reimbursed the seller $0.2 million for certain transaction related costs. Approximately $10.8 million of the premium paid was recorded as deposit customer relationship value, including core deposit value, and will be amortized over 15 years. The remainder of the premium paid was recorded as goodwill. We also incurred other transaction costs (primarily investment banking fees, legal fees, severance costs, and data processing conversion fees) of approximately $0.8 million, of which $0.5 million was capitalized as part of the acquisition price and $0.3 million was expensed. In addition, the transaction included $3.7 million for the personal property and real estate associated with these branches. In the last quarter of 2008 we determined that all of the goodwill at our bank reporting unit, including the goodwill recorded as a part of this branch acquisition, was impaired, and we recorded a $50.0 million goodwill impairment charge. (See “Non-Interest Expenses.”)
     In September 2007, we completed the consolidation of our four bank charters into one. The primary reasons for this bank consolidation were:
•	To better streamline our operations and corporate governance structure;

•	To enhance our risk management processes, particularly credit risk management through more centralized credit management functions;

•	To allow for more rapid development and deployment of new products and services; and

•	To improve productivity and resource utilization leading to lower non-interest expenses.
     During the last half of 2007, we incurred approximately $0.8 million of one-time expenses (primarily related to the data processing conversion and severance costs for employee positions that were eliminated) associated with this consolidation. To date, the benefit of the reductions in non-interest expenses due to the bank consolidation have been more than offset by higher loan and collection costs and increased staffing associated with the management of significantly higher levels of watch credits, non-performing loans, and other real estate owned. (See “Portfolio Loans and Asset Quality.”)
     Key Performance Ratios (Full Fiscal Years)

	Year Ended December 31,
	2009	2008	2007
Income (loss) from continuing operations to
Average common equity	(90.72)%	(39.01)%	3.96%
Average assets	(3.17)	(2.88)	0.31
Net income (loss) to
Average common equity	(90.72)%	(39.01)%	4.12%
Average assets	(3.17)	(2.88)	0.32
Income (loss) per common share from continuing operations
Basic	$(3.96)	$(4.00)	$0.44
Diluted	(3.96)	(4.00)	0.44
Net income (loss) per share
Basic	$(3.96)	$(4.00)	$0.46
Diluted	(3.96)	(4.00)	0.45

     Key Performance Ratios (Interim Periods)(a)

	Three Months Ended March 31,
	2010	2009
Net loss (annualized) to
Average assets	(2.06)%	(2.68)%
Average common shareholders’ equity	(184.46)	(62.73)

Net loss per common share
Basic	$(0.62)	$(0.84)
Diluted	(0.62)	(0.84)

(a)	These amounts are calculated using net income applicable to common stock.
Net Interest Income
     Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve), and the general strength of the economies in which we are doing business. Finally, management of credit risk and interest rate risk plays an important role in our level of net interest income.
     Net interest income totaled $138.5 million during 2009, compared to $130.1 million and $120.6 million during 2008 and 2007, respectively. The increase in net interest income in 2009 compared to 2008 reflects a 52 basis point rise in our net interest margin that was partially offset by a $138.2 million decrease in average interest-earning assets. The increase in net interest income in 2008 compared to 2007 reflects a 42 basis point rise in our net interest margin that was partially offset by a $65.7 million decrease in average interest-earning assets. The decline in average interest-earning assets during 2009 and 2008 generally reflects our desire to reduce total assets in order to try to preserve our regulatory capital ratios in light of our recent losses.
     Net interest income totaled $30.0 million during the first quarter of 2010, which represents a $4.3 million or 12.6% decrease from the comparable quarter one year earlier. The decrease in net interest income in 2010 compared to 2009 reflects a 58 basis point decline in our net interest margin as well as a $28.5 million decrease in average interest-earning assets. The decline in the net interest margin primarily reflects a decrease in the yield on interest earning assets that fell to 6.12% during the first quarter of 2010 from 6.98% in the year ago period. This decline is principally due to a change in the mix of interest-earning assets with a declining level of higher yielding loans and an increasing level of lower yielding short-term investments, as described in more detail below. The change in asset mix reflects our strategy to preserve our regulatory capital levels by reducing loan balances that have higher risk weightings for regulatory capital purposes.
     From September 2007 to December 2008, the Federal Reserve reduced the target federal funds rate from 5.25% to 0.25%, where it has since remained. In addition, the yield curve has steepened considerably. The current interest rate environment (lower short-term interest rates and steeper yield curve) has had a favorable impact on our net interest margin during 2008 and 2009 which more than offset the adverse impact of a declining level of average interest earnings assets, as described above. Our balance sheet during 2008 and much of 2009 was generally structured to benefit from lower short-term interest rates. For example, most of our brokered CD’s were callable which allowed us to call (retire) them and replace them at much lower interest rates. However, some of the benefits of the current interest rate environment are being partially offset by our increased level of non-accrual loans that create a drag on our net interest margin and net interest income. Average non-accrual loans totaled $120.2 million, $104.7 million and $53.1 million in 2009, 2008 and 2007, respectively. In the first quarter of 2010, non-accrual loans averaged $103.3 million compared to $127.5 million in the first quarter of 2009. In addition, we reversed $0.4 million of accrued and unpaid interest on loans placed on non-accrual in the first quarter of 2010 compared to $0.9 million during the first quarter of 2009.
     Beginning in the last half of 2009 and continuing into the first quarter of 2010, we increased our level of lower-yielding interest bearing cash balances to augment our liquidity in response to our deteriorating financial condition (see “Liquidity and Capital Resources” below). In addition, due to the challenges facing Mepco (see “Noninterest Expense” below), we expect the balance of payment plan receivables to decline by approximately 50% in 2010 from their year-end 2009 levels. These payment plan receivables declined by $65.6 million, or 16.1%, during the first quarter of 2010, which represents a 64.6% annualized rate. These payment plan receivables are the highest yielding segment of our loan portfolio, with an average yield of approximately 13% to 14%. The combination of an increase in the level of lower-yielding interest bearing cash balances and a decrease in the level of higher-yielding payment plan receivables has had (in the first quarter) and is expected to continue to have an adverse impact on our 2010 net interest income and net interest margin. The current interest rate environment (lower short-term interest rates and a steeper yield curve) has exacerbated the adverse earnings impact of maintaining a high level of liquidity.
     Average Balances and Rates (Full Fiscal Years)

	2009			2008			2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
ASSETS (1)
Taxable loans	$2,461,896	$177,557	7.21%	$2,558,621	$186,259	7.28%	$2,531,737	$201,924	7.98%
Tax-exempt loans (2)	8,672	391	4.51	10,747	488	4.54	9,568	437	4.57
Taxable securities	111,558	6,333	5.68	144,265	8,467	5.87	179,878	9,635	5.36
Tax-exempt securities (2)	85,954	3,669	4.27	162,144	7,238	4.46	225,676	9,920	4.40
Cash — interest bearing	72,606	174	0.24
Other investments	28,304	932	3.29	31,425	1,284	4.09	26,017	1,338	5.14

Interest earning assets — continuing operations	2,768,990	189,056	6.83	2,907,202	203,736	7.01	2,972,876	223,254	7.51

Cash and due from banks	55,451			53,873			57,174
Taxable loans — discontinued operations							8,542
Other assets, net	157,762			227,969			218,553

Total assets	$2,982,203			$3,189,044			$3,257,145

LIABILITIES
Savings and NOW	$992,529	5,751	0.58	$968,180	10,262	1.06	$971,807	18,768	1.93
Time deposits	1,019,624	29,654	2.91	917,403	36,435	3.97	1,439,177	70,292	4.88
Long-term debt				247	12	4.86	2,240	104	4.64
Other borrowings	394,975	15,128	3.83	682,884	26,878	3.94	205,811	13,499	6.56

Interest bearing liabilities — continuing operations	2,407,128	50,533	2.10	2,568,714	73,587	2.86	2,619,035	102,663	3.92

Demand deposits	321,802			301,117			300,886
Time deposits — discontinued operations							6,166
Other liabilities	80,281			79,929			79,750
Shareholders’ equity	172,992			239,284			251,308

Total liabilities and shareholders’ equity	$2,982,203			$3,189,044			$3,257,145

Net interest income		$138,523			$130,149			$120,591

Net interest income as a percent of average interest earning assets			5.00%			4.48%			4.06%

(1)	All domestic, except for $5.1 million of payment plan receivables in 2009 included in taxable loans from customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

     Average Balances and Rates (Interim Periods)

	Three Months Ended
	March 31,
	2010			2009
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
ASSETS(1)
Taxable loans	$2,252,674	$38,922	6.98%	$2,497,623	$44,300	7.16%
Tax-exempt loans(2)	10,128	105	4.20	9,927	101	4.13
Taxable securities	96,213	1,160	4.89	114,823	1,733	6.12
Tax-exempt securities(2)	64,415	685	4.31	103,070	1,107	4.36
Cash — interest bearing	274,955	157	0.23
Other investments	27,854	215	3.13	29,277	324	4.49

Interest Earning Assets	2,726,239	41,244	6.12	2,754,720	47,565	6.98

Cash and due from banks	59,018			61,139
Other assets, net	148,460			158,443

Total Assets	$2,933,717			$2,974,302

LIABILITIES
Savings and NOW	$1,084,499	863	0.32	$944,904	1,581	0.68
Time deposits	1,127,618	7,356	2.65	855,025	6,967	3.30
Other borrowings	227,621	2,994	5.33	599,379	4,670	3.16

Interest Bearing Liabilities	2,439,738	11,213	1.86	2,399,308	13,218	2.23

Demand deposits	327,570			308,538
Other liabilities	64,396			70,737
Shareholders’ equity	102,013			195,719

Total liabilities and shareholders’ equity	$2,933,717			$2,974,302

Net Interest Income		$30,031			$34,347

Net Interest Income as a Percent of Earning Assets			4.45%			5.03%

(1)	All domestic, except for $0.9 million and $6.9 million for the three months ended March 31, 2010 and 2009, respectively, of average payment plan receivables included in taxable loans from customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

     Change in Net Interest Income

	2009 Compared to 2008			2008 Compared to 2007
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)
Increase (decrease) in interest income(1)(2)
Taxable loans	$(6,989)	$(1,713)	$(8,702)	$2,124	$(17,789)	$(15,665)
Tax-exempt loans(3)	(94)	(3)	(97)	54	(3)	51
Taxable securities	(1,865)	(269)	(2,134)	(2,031)	863	(1,168)
Tax-exempt securities(3)	(3,265)	(304)	(3,569)	(2,834)	152	(2,682)
Cash — interest bearing	174	0	174
Other investments	(119)	(233)	(352)	249	(303)	(54)

Total interest income	(12,158)	(2,522)	(14,680)	(2,438)	(17,080)	(19,518)

Increase (decrease) in interest expense(1)
Savings and NOW	252	(4,763)	(4,511)	(70)	(8,436)	(8,506)
Time deposits	3,740	(10,521)	(6,781)	(22,342)	(11,515)	(33,857)
Long-term debt	(12)	0	(12)	(97)	5	(92)
Other borrowings	(11,046)	(704)	(11,750)	20,619	(7,240)	13,379

Total interest expense	(7,066)	(15,988)	(23,054)	(1,890)	(27,186)	(29,076)

Net interest income	$(5,092)	$13,466	$8,374	$(548)	$10,106	$9,558

(1)	The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2)	All domestic, except for $0.5 million of interest income in 2009 on payment plan receivables included in taxable loans from customers domiciled in Canada.

(3)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.
     Composition of Average Interest Earning Assets and Interest Bearing Liabilities

	Year Ended December 31,
	2009	2008	2007
As a percent of average interest earning assets
Loans(1)	89.2%	88.4%	85.5%
Other interest earning assets	10.8	11.6	14.5

Average interest earning assets	100.0%	100.0%	100.0%

Savings and NOW	35.8%	33.3%	32.7%
Time deposits	14.1	23.9	21.9
Brokered CDs	22.7	7.7	26.5
Other borrowings and long-term debt	14.3	23.5	7.0

Average interest bearing liabilities	86.9%	88.4%	88.1%

Earning asset ratio(2)	92.9%	91.2%	91.3%
Free-funds ratio(3)	13.1	11.6	11.9

(1)	All domestic, except for 0.2% of payment plan receivables in 2009 from customers domiciled in Canada.

(2)	Average interest earning assets divided by average assets.

(3)	Average interest bearing assets minus average interest bearing liabilities, divided by average interest bearing assets.

Provision for Loan Losses
     The provision for loan losses was $103.0 million during 2009 compared to $71.3 million and $43.2 million during 2008 and 2007, respectively. The provision for loan losses was $17.1 million and $30.0 million during the three months ended March 31, 2010 and 2009, respectively. Changes in the provision for loan losses reflect our assessment of the allowance for loan losses taking into consideration factors such as loan mix, levels of non-performing and classified loans, and net charge-offs. While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances, and other credit risk factors. The significant increases in the provision for loan losses over the last three years principally reflect a rise in the level of net loan charge-offs and an elevated level of non-performing loans. The decrease in the provision for loan losses in the first quarter of 2010 primarily reflects reduced levels of non-performing loans, lower total loan balances, and a decline in loan net charge-offs. See “Portfolio Loans and Asset Quality” for a discussion of the various components of the allowance for loan losses and their impact on the provision for loan losses during these periods.
Non-Interest Income
     Non-interest income is a significant element in assessing our results of operations. On a long-term basis, we are attempting to grow non-interest income in order to diversify our revenues within the financial services industry. We regard net gains on mortgage loan sales as a core recurring source of revenue but they are quite cyclical and volatile. We regard net gains (losses) on securities as a “non-operating” component of non-interest income. As a result, we believe it is best to evaluate our success in growing non-interest income and diversifying our revenues by also comparing non-interest income when excluding net gains (losses) on assets (mortgage loans and securities).
     Non-interest income totaled $58.7 million during 2009 compared to $29.7 million and $47.1 million during 2008 and 2007, respectively. Excluding net gains and losses on mortgage loans and securities, non-interest income grew by 11.5% to $44.1 million during 2009 and declined by 9.3% to $39.5 million during 2008. These variances are primarily due to changes in the valuation allowance related to capitalized mortgage loan servicing rights.
     Non-interest income totaled $12.0 million during the first three months of 2010 compared to $11.6 million during the first three months of 2009.
     Non-Interest Income (Full Fiscal Years)

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Service charges on deposit accounts	$24,370	$24,223	$24,251
Net gains (losses) on assets
Mortgage loans	10,860	5,181	4,317
Securities	3,826	(14,795)	295
Other than temporary loss on securities available for sale
Total impairment loss	(4,073)	(166)	(1,000)
Loss recognized in other comprehensive loss	3,991

Net impairment loss recognized in earnings	(82)	(166)	(1,000)
VISA check card interchange income	5,922	5,728	4,905
Mortgage loan servicing	2,252	(2,071)	2,236
Mutual fund and annuity commissions	2,017	2,207	2,072
Bank owned life insurance	1,615	1,960	1,830
Title insurance fees	2,272	1,388	1,551
Other	5,607	6,066	6,688

Total non-interest income	$58,659	$29,721	$47,145

     Non-Interest Income (Interim Periods)

	Three months ended
	March 31,	March 31,
	2010	2009
	(In thousands)
Service charges on deposit accounts	$5,275	$5,507
Net gains (losses) on assets
Mortgage loans	1,843	3,281
Securities	265	(564)
Other than temporary loss on securities available for sale
Total impairment loss	(118)	(17)
Loss recognized in other comprehensive loss

Net impairment loss recognized in earnings	(118)	(17)
VISA check card interchange income	1,572	1,415
Mortgage loan servicing	432	(842)
Mutual fund and annuity commissions	389	453
Bank owned life insurance	468	401
Title insurance fees	494	609
Other	1,397	1,335

Total non-interest income	$12,017	$11,578

     Service charges on deposit accounts totaled $24.4 million during 2009, compared to $24.2 million and $24.3 million during 2008 and 2007, respectively. The overall level of service charges on deposits has remained relatively consistent for the past three years. In late 2009, the Federal Reserve adopted rules that will require a written opt-in from customers before a bank can assess overdraft fees on ATM or debit card transactions. These rules are effective July 1, 2010. We believe that such legislation will have a material adverse impact on our present level of service charges on deposits accounts.
     Service charges on deposit accounts totaled $5.3 million in the first quarter of 2010, a $0.2 million or 4.2% decrease from the comparable period in 2009. The decrease in such service charges principally relates to a decline in non-sufficient funds (NSF) occurrences and related NSF fees. We believe the decline in NSF occurrences is due to our customers managing their finances more closely in order to reduce NSF activity and avoid the associated fees because of the current challenging economic conditions.
     We realized net gains of $10.9 million on the sale of mortgage loans during 2009, compared to $5.2 million and $4.3 million during 2008 and 2007, respectively. Effective January 1, 2008, we implemented fair value accounting for mortgage loans held for sale and on commitments to originate mortgage loans.
     The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we cannot profitably fund within established interest-rate risk parameters. (See “Portfolio Loans and Asset Quality.”) Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues. In 2009, mortgage loan origination and sales volumes increased from 2008 and 2007 reflecting generally lower interest rates that led to a significant increase in refinance volumes. Additionally, new tax credits for first-time home buyers during 2009 also spurred home sales and hence mortgage loan origination volume. These positive factors were partially offset by weak economic conditions, lower home values, and more stringent underwriting criteria required by the secondary mortgage market, which reduced the number of applicants being approved for mortgage loans.
     Gains on the sale of mortgage loans were $1.8 million and $3.3 million in the first quarters of 2010 and 2009, respectively. Mortgage loan sales totaled $87.7 million in the first quarter of 2010 compared to $142.6 million in the first quarter of 2009. Mortgage loans originated totaled $90.0 million in the first quarter of 2010 compared to $154.6 million in the comparable quarter of 2009. The decline in mortgage loan originations is primarily due to a decrease in refinancing activity.

     Mortgage Loan Activity

	Three Months Ended		Year Ended December 31,
	March 31,	March 31,
	2010	2009	2009	2008	2007
	(Dollars in thousands)
Mortgage loans originated	$90,007	$154,608	$576,018	$368,517	$507,211
Mortgage loans sold	87,708	142,636	540,713	267,216	288,826
Mortgage loans sold with servicing rights released	11,864	5,429	55,495	51,875	47,783
Net gains on the sale of mortgage loans	1,843	3,281	10,860	5,181	4,317
Net gains as a percent of mortgage loans sold (“loan sale margin”)			2.01%	1.94%	1.49%
Fair value adjustments included in the Loan Sales Margin	2.10%	2.30%	0.07	0.36	(0.06)

	(.07)	0.65
     Net gains as a percentage of mortgage loans sold, which we refer to as loan sales margin, are impacted by several factors including competition and the manner in which the loan is sold (with servicing rights retained or released). Our decision to sell or retain real estate mortgage loan servicing rights is primarily influenced by an evaluation of the price being paid for mortgage loan servicing by outside third parties compared to our calculation of the economic value of retaining such servicing. The sale of mortgage loan servicing rights may result in declines in mortgage loan servicing income in future periods. Gains on the sale of mortgage loans were also impacted by recording fair value accounting adjustments. Excluding the aforementioned accounting adjustments, the loan sales margin would have been 1.94% in 2009, 1.58% in 2008, and 1.55% in 2007. The improved loan sales margin in 2009 was generally due to more favorable competitive conditions in 2009 as many mortgage brokers left the market during 2008.
     We generated securities net gains of $3.7 million in 2009. The 2009 securities net gains were primarily due to increases in the fair value and gains on the sale of our Bank of America preferred stock as well as gains on the sale of municipal securities. We sold all of our Bank of America preferred stock in June 2009. The 2009 gains were partially offset by $0.1 million of other than temporary impairment recognized on one private label mortgage-backed security and one trust preferred security.
     We incurred securities net losses of $15.0 million in 2008. These net losses were comprised of $7.7 million of losses from the sale of securities, $2.8 million of unrealized losses related to declines in the fair value of trading securities that were still being held at year-end, $0.2 million of other than temporary impairment charges, and a $6.2 million charge related to the dissolution of a security as described below. These losses were partially offset by $1.9 million of gains on sales of securities (primarily municipal securities sales). 2008 was an unusual year as we historically have not incurred any significant net losses on securities. We elected, effective January 1, 2008, to measure the majority of our preferred stock investments at fair value. As a result of this election, we recorded an after tax cumulative reduction of $1.5 million to retained earnings associated with the initial adoption of fair value accounting for these preferred stocks. This preferred stock portfolio included issues of Fannie Mae, Freddie Mac, Merrill Lynch, and Goldman Sachs. During 2008, we recorded unrealized net losses on securities of $2.8 million related to the decline in fair value of the preferred stocks that were still being held at year-end. We also recorded realized net losses of $7.6 million on the sale of several of these preferred stocks. The 2008 securities net losses also include a write down of $6.2 million (from a par value of $10.0 million to a fair value of $3.8 million) related to the dissolution of a money-market auction rate security and the distribution of the underlying Bank of America preferred stock. The conservatorship of Fannie Mae and Freddie Mac in September 2008 resulted in the market values of the preferred stocks issued by these entities plummeting to low single digit prices per share. Prices on other preferred stocks that we owned also declined sharply as the market for these securities came under considerable stress. These were the primary factors leading to the large securities losses that we incurred during 2008.
     The $0.7 million of securities net losses in 2007 include $1.0 million of other than temporary impairment charges. These charges related to Fannie Mae and Freddie Mac preferred stocks. We also recorded securities gains of approximately $0.3 million in 2007 primarily related to the sale of municipal securities.
     We generated net securities gains of $0.1 million and net securities losses of $0.6 million in the first quarters of 2010 and 2009, respectively. The 2010 securities gains were due primarily to a $0.3 million net gain on the sale of municipal, bank trust preferred and private-label residential mortgage-backed investment securities. The gains were offset by $0.1 million of other than temporary impairment charges. The 2009 securities losses were due to a decline in the fair value of trading securities of $0.8 million that was partially offset by $0.2 million of net securities gains due principally to the sale of municipal securities. (See “Securities.”)

     Gains and Losses on Securities

	Year Ended December 31,
	Proceeds	Gains	Losses(1)	Net
2009	$43,525	$3,957	$213	$3,744
2008	80,348	1,903	16,864	(14,961)
2007	61,520	327	1,032	(705)

(1)	Losses in 2009 include $.08 million of other than temporary impairment charges. Losses in 2008 include a $6.2 million write-down related to the dissolution of a money-market auction rate security and the distribution of the underlying preferred stock, $0.2 million of other than temporary impairment charges, and $2.8 million of losses recognized on trading securities still held at December 31, 2008. Losses in 2007 include $1.0 million of other than temporary impairment charges.
     VISA check card interchange income increased to $5.9 million in 2009 compared to $5.7 million in 2008 and $4.9 million in 2007. The significant increase in 2009 and 2008 compared to 2007 is primarily due to the branch acquisition described above (which occurred in March 2007). In addition, these results are also due to increases in the size of our card base due to growth in checking accounts as well as increases in the frequency of use of our VISA check card product by our customer base. VISA check card interchange income increased by 11.1% in the first quarter of 2010 compared to the year ago period. However, pending federal legislation, if enacted into law, could have an adverse impact on this aspect of our business. See “Risk Factors” above for more information.
     Mortgage loan servicing generated revenue of $2.3 million and $2.2 million in 2009 and 2007, respectively, and an expense of $2.1 million in 2008. These yearly comparative variances are primarily due to changes in the valuation allowance on capitalized mortgage loan servicing rights and the level of amortization of this asset. The period end valuation allowance is based on the valuation of the mortgage loan servicing portfolio, and the amortization is primarily impacted by prepayment activity. In particular, mortgage loan interest rates declined significantly in December 2008 resulting in higher estimated future prepayment rates and a significant increase in the valuation allowance at the end of that year. Mortgage loan servicing generated income of $0.4 million and a loss of $0.8 million in the first quarters of 2010 and 2009, respectively. As compared to the first quarter of 2010, the year-ago quarter included a $0.8 million higher impairment charge and $0.4 million in higher amortization of capitalized mortgage loan servicing rights. The 2009 impairment charge primarily reflects declining mortgage loan interest rates resulting in higher estimated future prepayment rates during that year-ago period.
     Capitalized Mortgage Loan Servicing Rights (Full Fiscal Years)

	2009	2008	2007
	(In thousands)
Balance at January 1,	$11,966	$15,780	$14,782
Originated servicing rights capitalized	5,213	2,405	2,873
Amortization	(4,255)	(1,887)	(1,624)
(Increase)/decrease in valuation allowance	2,349	(4,332)	(251)

Balance at December 31,	$15,273	$11,966	$15,780

Valuation allowance at December 31,	$2,302	$4,651	$319

     At December 31, 2009, we were servicing approximately $1.73 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 5.73% and a weighted average service fee of approximately 26 basis points. Remaining capitalized mortgage loan servicing rights at December 31, 2009 totaled $15.3 million, representing approximately 89 basis points on the related amount of mortgage loans serviced for others. The capitalized mortgage loan servicing had an estimated fair market value of $16.3 million at December 31, 2009.

     Capitalized Mortgage Loan Servicing Rights (Interim Periods)

	Three Months Ended
	March 31,
	2010	2009
	(In thousands)
Balance at beginning of period	$15,273	$11,966
Originated servicing rights capitalized	775	1,499
Amortization	(758)	(1,179)
(Increase)/decrease in impairment reserve	145	(697)

Balance at end of period	$15,435	$11,589

Impairment reserve at end of period	$2,157	$5,348

     At March 31, 2010, we were servicing approximately $1.73 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of approximately 5.68% and a weighted average service fee of 25.6 basis points. Remaining capitalized mortgage loan servicing rights at March 31, 2010 totaled $15.4 million and had an estimated fair market value of $16.5 million.
     Mutual fund and annuity commissions totaled $2.0 million, $2.2 million and $2.1 million in 2009, 2008 and 2007, respectively. The decline in 2009 generally reflects difficult market conditions and reduced commission payouts on certain annuity products. The increase in 2008 is due to higher sales of these products as a result of growth in the number of our licensed sales representatives. Mutual fund and annuity commissions decreased during the first quarter of 2010 compared to the year ago period primarily reflecting lower sales of these products. These lower sales are primarily due to the elimination of certain personnel within the wealth management portion of our investment and insurance sales force in early 2010.
     In August 2002 we acquired $35.0 million in separate account bank owned life insurance on which we earned $1.6 million, $2.0 million and $1.8 million in 2009, 2008 and 2007, respectively, principally as a result of increases in cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities. The reduced crediting rate in 2009 generally reflects lower interest rates on mortgage-backed securities. The total cash surrender value of our bank owned life insurance was $46.5 million and $44.9 million at December 31, 2009 and 2008, respectively. Income from bank owned life insurance increased in 2010 due to a higher average crediting rate on our cash surrender value reflecting generally improved total returns on the underlying separate account assets.
     Title insurance fees totaled $2.3 million in 2009, $1.4 million in 2008 and $1.6 million in 2007. The fluctuation in title insurance fees is primarily a function of the level of mortgage loans that we originated. The growth in 2009 reflects a significant increase in mortgage loan refinance volume. Title insurance fees decreased during the first quarter of 2010 compared to the year ago period primarily as a result of the recent decline in mortgage lending origination volume.
     Other non-interest income totaled $5.6 million, $6.1 million and $6.7 million in 2009, 2008 and 2007, respectively. Our 2009 other non-interest income includes $1.0 million related to foreign currency transaction gains associated with Canadian dollar denominated payment plan receivables. The Canadian dollar appreciated significantly compared to the U.S. dollar during 2009. Total Canadian dollar denominated payment plan receivables had declined to $1.7 million at December 31, 2009. As a result, we would expect future foreign currency transaction gains or losses to be relatively minor. These foreign currency transaction gains were substantially offset by the change in the results of our private mortgage reinsurance captive in 2009. Our private mortgage reinsurance captive incurred a loss of $0.6 million in 2009 compared to income of $0.4 million and $0.3 million in 2008 and 2007, respectively. The 2009 loss reflects increased mortgage loan defaults and lower real estate values which lead to higher private mortgage insurance claims. 2008 other non-interest income included revenue of $0.4 million from the redemption of 8,551 shares of Visa, Inc. Class B Common Stock as part of the Visa initial public offering. Other non-interest income also includes zero, $0.1 million and $0.5 million in 2009, 2008 and 2007, respectively, of fee income from our MoneyGram official checks program. This fee income is determined largely by the level of short-term interest rates. The very low short term interest rates have currently eliminated this source of revenue. Finally, 2007 also included $0.3 million of income from interest rate swap or interest rate cap termination fees.
     Other non-interest income was relatively unchanged between the first quarters of 2010 and 2009.

Non-Interest Expense
     Non-interest expense is an important component of our results of operations. Historically, we primarily focused on revenue growth, and while we strive to efficiently manage our cost structure, our non-interest expenses generally increased from year to year because we expanded our operations through acquisitions and by opening new branches and loan production offices. Because of the current challenging economic environment that we are confronting, our expansion through acquisitions or by opening new branches is unlikely in the near term absent new capital, which we are pursuing in the offering described in this prospectus. Further, management is focused on a number of initiatives to reduce and contain non-interest expenses.
     Non-interest expense totaled $187.6 million during 2009, compared to $177.2 million and $115.7 million during 2008 and 2007, respectively. 2009 non-interest expense includes $31.2 million for vehicle service contract counterparty contingencies and a $16.7 million goodwill impairment charge. 2008 non-interest expense includes a $50.0 million goodwill impairment charge. 2007 non-interest expense includes $1.7 million of severance and other (primarily data processing and legal and professional fees) expenses associated with the bank consolidation described above and staff reductions and $0.3 million of goodwill impairment charges. In addition, the branch acquisition described above resulted in increases in several categories of non-interest expenses in 2009 and 2008 compared to 2007. Loan and collection costs and losses on other real estate (ORE) and repossessed assets have also increased reflecting higher levels of non-performing loans and ORE.
     Non-interest expense totaled $39.1 million in the first quarter of 2010 compared to $34.2 million in the year ago period. This increase was primarily due to a rise in compensation and employee benefits expense, credit related costs (loan and collection expenses and loss on ORE and repossessed assets), vehicle service contract counterparty contingencies expense, and deposit insurance costs.
     Non-Interest Expense (Full Fiscal Years)

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Compensation	$40,053	$40,181	$40,373
Performance-based compensation and benefits	2,889	4,861	4,979
Other benefits	10,061	10,137	10,459

Compensation and benefits	53,003	55,179	55,811
Vehicle service contract counterparty contingencies	31,234	966	—
Loan and collection	14,727	9,431	4,949
Occupancy, net	11,092	11,852	10,624
Loss on other real estate and repossessed assets	8,554	4,349	276
Data processing	8,386	7,148	6,957
Deposit Insurance	7,328	1,988	628
Furniture, fixtures and equipment	7,159	7,074	7,633
Credit card and bank service fees	6,608	4,818	3,913
Advertising	5,696	5,534	5,514
Communications	4,424	4,018	3,809
Legal and professional	3,222	2,032	1,978
Amortization of intangible assets	1,930	3,072	3,373
Supplies	1,835	2,030	2,411
Goodwill impairment	16,734	50,020	343
Other	5,655	7,639	7,505

Total non-interest expense	$187,587	$177,150	$115,724

     The decline in total compensation and benefits is primarily due to a reduction in performance based compensation. In addition, the deferral (as direct loan origination costs) of compensation and benefits has increased in 2009 as a result of the rise in mortgage loan origination activity. These compensation cost reductions were partially offset by additional staff added during 2009 to manage non-performing assets and loan collections. The reduction in performance based compensation reflects our near-term financial performance. In 2009, no employee stock ownership contribution was made, and no bonuses were paid. In addition, executive and senior officer salaries were frozen at 2008 levels for 2009. In 2008, no executive officer bonuses were paid. Salaries in 2007 also include $1.1 million of severance costs from staff reductions associated with the consolidation of our bank charters as well as downsizing initiatives.

     We maintain performance-based compensation plans which, in addition to commissions and cash incentive awards, include an employee stock ownership plan and a long-term equity based incentive plan. The amount of expense recognized in 2009, 2008 and 2007 for share-based awards under our long-term equity based incentive plan was $0.8 million, $0.6 million and $0.3 million, respectively.
     We recorded an expense of $31.2 million and $1.0 million for vehicle service contract counterparty contingencies in 2009 and 2008, respectively. No such expense was recorded in 2007. These vehicle service contract counterparty contingencies expenses relate to estimated potential losses based on our expectation that Mepco will be unable to fully collect amounts owed to it from its counterparties upon cancellation of outstanding payment plan receivables (formerly referred to as finance receivables) held by Mepco prior to payment in full of those payment plans. (See “Summary — Mepco Finance Corporation” above for a more complete description of Mepco’s business.) The $31.2 million charge taken in 2009 includes a $19.0 million charge related to the business failure of Mepco’s largest single counterparty, which filed bankruptcy on March 1, 2010. The amount of payment plans purchased from this counterparty and outstanding at December 31, 2009 totaled approximately $206.1 million. In addition, as of December 31, 2009, this counterparty owed Mepco $16.2 million for previously cancelled payment plans. In addition to the $19.0 million charge taken in 2009 related to this counterparty, Mepco recorded an additional $12.2 million of expense in 2009 for the default by other counterparties in their recourse obligations to Mepco. Please see “Risk Factors” above for a description of the significant risks and challenges currently associated with Mepco’s business.
     Loan and collection expenses primarily reflect collection costs related to non-performing or delinquent loans. The sharp rise in these expenses in 2009 and 2008 reflects our elevated level of non-performing loans and ORE.
     Occupancy expenses, net, totaled $11.1 million, $11.9 million and $10.6 million in 2009, 2008 and 2007, respectively. A portion of the increase in 2009 and 2008 is due to the branch acquisition that occurred in March 2007. In addition, we closed several loan production offices in 2008, and occupancy expenses in that year include $0.2 million of costs associated with such office closings.
     Loss on ORE and repossessed assets primarily represents the loss on the sale or additional write downs on these assets subsequent to the transfer of the asset from our loan portfolio. This transfer occurs at the time we acquire the collateral that secured the loan. At the time of acquisition, the real estate or other repossessed asset is valued at fair value, less estimated costs to sell, which becomes the new basis for the asset. Any write-downs at the time of acquisition are charged to the allowance for loan losses. The significant increase in loss on ORE and repossessed assets in 2009 and 2008 compared to earlier years ($8.6 million in 2009, compared to $4.3 million in 2008, compared to $0.3 million in 2007) is primarily due to declines in the value of these assets subsequent to the acquisition date. These declines in value have been accentuated by the high inventory of foreclosed homes for sale in many of our markets as well as Michigan’s relatively weak economic conditions.
     Data processing and communications expenses all generally increased over the periods presented as a result of the growth of the organization and from the 2007 branch acquisition. In addition, 2009 data processing expense includes $0.6 million related to a revenue enhancement project performed by our core data processing company.
     Deposit insurance expense increased substantially in 2009, compared to the prior periods, reflecting higher rates and an industry-wide special assessment of $1.4 million in the second quarter of 2009. This special assessment was equal to 5 basis points on our total assets less our Tier 1 capital. In addition, our balance of total deposits increased during 2009. During 2007, we fully utilized the assessment credits that reduced our expense during that year.
     As an FDIC insured institution, we are required to pay deposit insurance premium assessments to the FDIC. Under the FDIC’s risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations. Insurance assessments ranged from 0.12% to 0.50% of total deposits for the first quarter 2009 assessment. Effective April 1, 2009, insurance assessments ranged from 0.07% to 0.78%, depending on an institution’s risk classification and other factors.
     Furniture, fixtures and equipment expense has generally declined since 2007, due in part to cost reduction initiatives. In addition, certain fixed assets became fully depreciated in 2008 and were not replaced. The decline in supplies expense since 2007, was due in part to somewhat lower business volumes relative to 2007 and the aforementioned cost reduction initiatives.
     Advertising expense was relatively comparable across all years and primarily represents direct mail costs for our high performance checking program, costs associated with our VISA debit card rewards program and media advertising.
     Credit card and bank service fees increased in each year presented primarily due to growth in the number of vehicle service contract payment plans being administered by Mepco. As described above, we expect payment plans at Mepco to decline in 2010, and would therefore expect these expenses to eventually decline as well.
     Legal and professional fees increased substantially in 2009, over 2008 and 2007 levels due primarily to increased legal expenses associated with the issues described above related to Mepco and due to various regulatory matters and increased third-party costs principally associated with external reviews of our loan portfolio.

     The amortization of intangible assets primarily relates to the branch acquisition and the amortization of the deposit customer relationship value, including core deposit value, that was acquired in this transaction.
     During 2009, we recorded a $16.7 million goodwill impairment charge at our Mepco segment. In the fourth quarter of 2009, we updated our goodwill impairment testing (interim tests had also been performed in each of the first three quarters of 2009). The results of the year end goodwill impairment testing showed that the estimated fair value of our Mepco reporting unit was now less than the carrying value of equity. The fair value of Mepco is principally based on estimated future earnings utilizing a discounted cash flow methodology. As described above and in “Business Segments” below, Mepco recorded a substantial loss in the fourth quarter of 2009. Mepco had been profitable during the first nine months of 2009. Further, Mepco’s largest business counterparty, who accounted for approximately 40% of Mepco’s payment plan business, defaulted in its obligations to Mepco and this counterparty filed bankruptcy on March 1, 2010. These factors adversely impacted the level of Mepco’s expected future earnings and hence its fair value. A step 2 analysis and valuation was performed. Based on the step 2 analysis (which involved determining the fair value of Mepco’s assets, liabilities and identifiable intangibles), we concluded that goodwill was impaired, resulting in this $16.7 million charge.
     During 2008, we recorded a $50.0 million goodwill impairment charge. In the fourth quarter of 2008, we updated our goodwill impairment testing (interim tests had also been performed in the second and third quarters of 2008). Our common stock price dropped even further in the fourth quarter of 2008 resulting in a wider difference between our market capitalization and book value. The results of the year-end goodwill impairment testing showed that the estimated fair value of our bank reporting unit was less than the carrying value of equity. This necessitated a step 2 analysis and valuation. Based on the step 2 analysis (which involved determining the fair value of our bank’s assets, liabilities and identifiable intangibles) we concluded that goodwill was impaired, resulting in this $50.0 million charge. The remaining goodwill at December 31, 2008 of $16.7 million was at our Mepco reporting unit and the testing performed at that time indicated that this goodwill was not impaired. Mepco had net income from continuing operations of $10.7 million and $5.1 million in 2008 and 2007, respectively. Based primarily on Mepco’s estimated future earnings, the fair value of this reporting unit (utilizing a discounted cash flow method) was determined to be in excess of its carrying value at the end of 2008. A portion of the $50.0 goodwill impairment charge was tax deductible and a $6.3 million tax benefit was recorded related to this charge.
     During 2007, we recorded a $0.3 million goodwill impairment charge. This charge related to writing off the remaining goodwill associated with our mobile home lending subsidiary, First Home Financial, which was dissolved in June 2007.
     Other non-interest expense decreased to $5.7 million in 2009, compared to $7.6 million in 2008, and $7.5 million in 2007. The decrease in 2009 compared to 2008 was primarily due to a decrease in costs associated with a deferred compensation plan, travel and entertainment expenses and bank courier costs, while the decrease from 2007 was primarily attributed to decreases in branch conversion costs, travel and entertainment expenses and bank courier costs.
     In July 2007, the State of Michigan replaced its Single Business Tax, or SBT, with a new Michigan Business Tax, or MBT which became effective in 2008. Financial institutions are subject to an industry-specific tax which is based on net capital. Both the MBT and the SBT are recorded in other non-interest expenses in the consolidated statements of operations. Our MBT expense was $0.1 million and $0.2 million in 2009 and 2008, respectively. Our SBT expense was zero in 2007.

     Non-Interest Expense (Interim Periods)

	Three months ended
	March 31,
	2010	2009
	(In thousands)
Salaries	$10,176	$9,669
Performance-based compensation and benefits	644	329
Other benefits	2,393	2,579

Compensation and employee benefits	13,213	12,577
Loan and collection	4,786	4,038
Vehicle service contract counterparty contingencies	3,418	800
Occupancy, net	2,909	3,048
Data processing	2,105	2,096
Loss on other real estate and repossessed assets	2,029	1,261
FDIC deposit insurance	1,802	1,186
Furniture, fixtures and equipment	1,719	1,849
Credit card and bank service fees	1,675	1,464
Legal and professional fees	1,136	641
Communications	1,073	1,045
Advertising	779	1,442
Supplies	393	469
Amortization of intangible assets	322	501
Other	1,720	1,774

Total non-interest expense	$39,079	$34,191

     Compensation and employee benefit expenses increased by $0.6 million, or 5.1%, in the first quarter of 2010, primarily because the deferral (as direct loan origination costs) of such expenses has decreased in 2010 as a result of the decline in loan origination activity. The amount of compensation and employee benefits expenses that were deferred as direct loan origination costs declined by $1.0 million in 2010 compared to 2009. For 2010, we froze salaries at 2009 levels, eliminated bonuses, eliminated our 401(k) match, and eliminated any employee stock ownership plan contribution. Further, the number of full time equivalent employees has declined slightly in 2010 compared to year ago levels.
     The increase in loan and collection expenses is primarily due to costs incurred at Mepco related to counterparty defaults, and the increased loss on ORE and repossessed assets principally reflects continuing weak prices for real estate. (See “Portfolio Loans and Asset Quality.”)
     We recorded an expense of $3.4 million and $0.8 million for vehicle service contract payment plan counterparty contingencies in the first quarters of 2010 and 2009, respectively. The $3.4 million charge taken in the first quarter of 2010 included an additional $0.5 million related to the failure of Mepco’s largest counterparty, as described above and in more detail in “Risk Factors” above. The amount of payment plans purchased from this counterparty and outstanding at March 31, 2010 totaled approximately $147.4 million (compared to $206.1 million at December 31, 2009). In addition, as of March 31, 2010, this counterparty owed Mepco $27.0 million for previously cancelled payment plans. The remaining $2.9 million charge in the first quarter of 2010 related to potential losses associated with other of Mepco’s counterparties. Please see “Risk Factors” above for a description of the significant risks and challenges currently associated with Mepco’s business.
     Occupancy, net, data processing, furniture, fixtures and equipment, communications, supplies and other non-interest expenses in the first quarter of 2010 were generally comparable to first quarter 2009 levels. Collectively, these expense categories declined by $0.4 million, or 3.5%, in 2010 compared to the year ago period due primarily to our cost reduction efforts.
     Deposit insurance expense rose by $0.6 million, or 51.9%, in the first quarter of 2010 compared to the year ago period reflecting both higher assessment rates in 2010 and an increased balance of total deposits.
     Credit card and bank service fees increased primarily due to an increase in the number of payment plans being serviced by Mepco in the first quarter of 2010 compared to the first quarter of 2009. However, as described above, the level of such payment plans have declined since the end of 2009 and are expected to continue to decline in 2010.

     Legal and professional fees increased substantially in the first quarter of 2010 compared to the year earlier period due primarily to increased legal expenses associated with the issues described above related to Mepco, various regulatory matters, and a variety of initiatives related to our Capital Plan. (See “Liquidity and Capital Resources.”)
     Total advertising expense was lower in 2010 compared to 2009 due primarily to a reduction in outdoor advertising (billboards) and the elimination of our VISA check card rewards program.
Income Tax Expense (Benefit)
     We assess the need for a valuation allowance against our deferred tax assets periodically. The realization of deferred tax assets (net of the recorded valuation allowance) is largely dependent upon future taxable income, future reversals of existing taxable temporary differences, and the ability to carry-back losses to available tax years. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including anticipated operating results, taxable income in carry-back years, scheduled reversals of deferred tax liabilities, and tax planning strategies.
     In 2008, our conclusion that we needed a valuation allowance was based on a number of factors, including our declining operating performance since 2005, our net operating loss in 2008, overall negative trends in the banking industry, and our expectation that our operating results would continue to be negatively affected by the overall economic environment. As a result, we recorded a valuation allowance in 2008 of $36.2 million on our deferred tax assets, which consisted of $27.6 million recognized as income tax expense and $8.6 million recognized through the accumulated other comprehensive loss component of shareholders’ equity. The valuation allowance against our deferred tax assets at December 31, 2008 of $36.2 million represented our entire net deferred tax asset except for that amount which could be carried back to 2007 and recovered in cash as well as for certain deferred tax assets at Mepco that relate to state income taxes and that can be recovered based on Mepco’s individual earnings.
     During 2009, we concluded that we needed to continue to carry a valuation allowance based on similar factors. As a result, we recorded an additional net valuation allowance of $24.0 million recognized as income tax expense (which is net of a $4.1 million allocation of deferred taxes on the accumulated other comprehensive loss component of shareholders’ equity). The valuation allowance against our deferred tax assets totaled $60.2 million at December 31, 2009. This valuation allowance represents our entire net deferred tax asset except for certain deferred tax assets at Mepco that relate to state income taxes and that can be recovered based on Mepco’s individual earnings.
     Despite the valuation allowance, these deferred tax assets remain available to offset future taxable income. Our deferred tax assets will be analyzed quarterly for changes affecting the valuation allowance, which may be adjusted in future periods accordingly. In making such judgments, significant weight will be given to evidence that can be objectively verified. We will analyze changes in near-term market conditions and consider both positive and negative evidence as well as other factors that may impact future operating results in making any decision to adjust this valuation allowance.
     Companies are subject to a change of ownership test under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), that, if met, would limit the annual utilization of tax losses and credits carrying forward from pre-change of ownership periods, as well as the ability to deduct certain unrealized built-in losses that are subsequently realized. We currently expect that the sale of our common stock in this offering will trigger an ownership change that will negatively affect our ability to utilize our net operating loss carryforwards and other deferred tax assets in the future. As a result, we may suffer higher-than-anticipated tax expense and, consequently, lower net income and cash flow in future years. As of March 31, 2010, we had a federal net operating loss carryforward of approximately $53.5 million. Generally, under Section 382, the yearly limitation on our ability to utilize such losses will be equal to the product of the applicable long-term tax exempt rate (presently 4.03%) and the sum of the values of all of our outstanding common and preferred shares immediately before the ownership change. In addition to limits on the use of our net operating loss carryforward, our ability to utilize deductions related to bad debts and other losses for up to a five-year period following such an ownership change would also be limited under Section 382, to the extent that such deductions reflect a net loss that was “built-in” to our assets immediately prior to the ownership change.
     Because we currently have a valuation allowance intended to fully offset our net operating loss carryforward and the majority of other net deferred tax assets, we do not expect these tax rules to cause a material impact to our net income or loss in the near term.
     Income tax expense (benefit) was $(3.2) million, $3.1 million, and $(1.1) million in 2009, 2008 and 2007, respectively. A valuation allowance of $24.0 million and $27.6 million in 2009 and 2008, respectively, on deferred tax assets largely offset the effect of pre-tax losses. The 2009 valuation allowance is net of a $4.1 million allocation of deferred taxes on accumulated other comprehensive income. The income tax (benefit) of $(1.1) million in 2007 and relative effective tax rate is principally attributed to tax exempt income representing a much higher percentage of pre-tax income from continuing operations in that year.
     We recorded an income tax benefit of $0.3 million in the first quarter of 2010 compared to income tax expense of $0.3 million in the year ago quarter. The benefit recognized during the first quarter of 2010 was primarily the result of current period adjustments to other comprehensive income, or OCI, net of state income tax expense and adjustments to the deferred tax asset valuation allowance. Generally, the calculation for the income tax provision expense (benefit) does not consider the tax effects of changes in other comprehensive income or loss, which is a component of shareholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a pre-tax loss from continuing operations. In such case, pre-tax income from other categories (such as changes in OCI) is included in the calculation of the tax provision expense for the current year. For the first quarter of 2010 and 2009, this resulted in an income tax benefit of $0.2 million and zero, respectively.
     Our actual federal income tax expense (benefit) is different than the amount computed by applying our statutory federal income tax rate to our pre-tax income from continuing operations primarily due to tax-exempt interest income and tax-exempt income from the increase in the cash surrender value on life insurance.
     Income tax expense in the consolidated statements of operations also includes income taxes in a variety of other states due primarily to Mepco’s operations. The amounts of such state income taxes were zero, $1.0 million and $0.4 million in 2009, 2008, and 2007, respectively. The amounts of such state income taxes were $0.07 million and $0.15 million in the first quarter of 2010 and 2009, respectively.
Discontinued Operations, Net of Tax
     On January 15, 2007, we sold substantially all of the assets of Mepco’s insurance premium finance business to Premium Financing Specialists, Inc., or PFS. We received $176.0 million of cash, which was utilized to repay brokered CDs and short-term borrowings at our bank level. Under the terms of the sale, PFS also assumed approximately $11.7 million in liabilities. We allocated $4.1 million of goodwill and $0.3 million of other intangible assets to this business. Revenues and expenses associated with Mepco’s insurance premium finance business have been presented as discontinued operations in the consolidated statements of operations. Likewise, the assets and liabilities associated with this business have been reclassified to discontinued operations in the consolidated statements of financial condition. In 2007, the $0.4 million of income from discontinued operations relates primarily to operations during the first 15 days of January 2007 and the recovery of certain previously charged-off insurance premium finance receivables.
     We have elected to not make any reclassifications in the consolidated statements of cash flows for discontinued operations. Prior to the sale to PFS, which was announced in December of 2006, our insurance premium finance business was included in the Mepco segment.
Business Segments
     Our reportable segments are based upon legal entities. We currently have two reportable segments: Independent Bank and Mepco. These business segments are also differentiated based on the products and services provided. We evaluate performance based principally on net income (loss) of the respective reportable segments.
     The following table presents net income (loss) by business segment for the full fiscal years referenced in the table.
     Business Segments (Full Fiscal Years)

	Year Ended December 31,
	2009	2008	2007(1)
	(In thousands)
Independent Bank	$(71,095)	$(92,551)	$9,729
Mepco	(11,689)	10,729	5,070
Other(2)	(7,636)	(9,780)	(5,439)
Elimination	193	(62)	595

Net income (loss)	$(90,227)	$(91,664)	$9,955

(1)	2007 represents income (loss) from continuing operations after income taxes and excludes $0.4 million of income from discontinued operations, net of income taxes.

(2)	Includes amounts relating to our parent company and certain insignificant operations.
     The losses recorded by our bank in 2009 and 2008 are primarily due to higher provisions for loan losses, loan and collection costs and losses on ORE. The higher credit related costs reflect elevated levels of non-performing loans and loan net charge-offs. (See “Portfolio Loans and Asset Quality.”) 2008 bank results also included a $50.0 million goodwill impairment charge. (See “Non-Interest Expense.”) In addition, our bank results included $24.0 million and $27.6 million in 2009 and 2008, respectively, of income tax expense for a valuation allowance against deferred tax assets. (See “Income Tax Expense (Benefit).”)

     Mepco’s net income had generally been increasing due to growth in payment plan receivables and lower short-term interest rates. However, in 2009, Mepco recorded $31.2 million of vehicle service contract counterparty contingencies expense and a goodwill impairment charge of $16.7 million, both as described above. (See “Non-Interest Expense.”) All of Mepco’s funding is provided by Independent Bank and is priced principally based on brokered CD rates. It is unlikely that Mepco could obtain such favorable funding costs on its own in the open market.
     The following table presents net income (loss) by business segment for the interim periods referenced in the table.
     Business Segments (Interim Periods)

	Three months ended
	March 31,
	2010	2009
	(In thousands)
Independent Bank	$(12,042)	$(21,145)
Mepco	669	4,585
Other(1)	(2,440)	(2,013)
Elimination	(24)	(24)

Net loss	$(13,837)	$(18,597)

(1)	Includes amounts relating to our parent company and certain insignificant operations.
     The decrease in the net loss recorded by our bank in 2010 compared to 2009 is primarily due to a lower provision for loan losses that was partially offset by a decline in net interest income. (See “Provision for Loan Losses,” “Portfolio Loans and Asset Quality,” and “Net Interest Income.”)
     Mepco’s net income declined in 2010 compared to 2009 due primarily to a decrease in net interest income and increases in vehicle service contract payment plan counterparty contingency expense and loan and collection expense (see “Non-Interest Expense”). All of Mepco’s funding is provided by Independent Bank through an intercompany loan (that is eliminated in consolidation). The rate on this intercompany loan was increased to the prime rate (currently 3.25%) effective January 1, 2010. Prior to 2010, this intercompany loan was priced principally based on brokered CD rates.
FINANCIAL CONDITION
Summary
     Our total assets rose slightly to $2.97 billion at December 31, 2009 compared to $2.96 billion at December 31, 2008. The increase in total assets primarily reflects increases in cash and cash equivalents and in prepaid FDIC deposit insurance assessments that were substantially offset by decreases in securities available for sale, loans and goodwill. Loans, excluding loans held for sale, referred to as portfolio loans, decreased $184.0 million in 2009 as every category of loans declined except for payment plan receivables. Total deposits increased by $499.3 million in 2009 principally as a result of an increase in checking and savings accounts and in brokered CDs. Other borrowings decreased by $410.8 million in 2009 as maturing borrowings from the Federal Reserve or Federal Home Loan Bank, referred to as FHLB, were replaced with brokered CDs.
     Our total assets decreased by $64.6 million during the first three months of 2010. Portfolio loans totaled $2.156 billion at March 31, 2010, down 6.3% from $2.299 billion at December 31, 2009. (See “Portfolio Loans and Asset Quality.”) Deposits totaled $2.498 billion at March 31, 2010, compared to $2.566 billion at December 31, 2009. The $68.2 million decline in total deposits during the period is primarily due to a decrease in brokered CDs that was partially offset by an increase in savings and checking accounts and retail time deposits. Other borrowings totaled $157.5 million at March 31, 2010, an increase of $26.3 million from December 31, 2009. This increase primarily reflects additional borrowings from the FHLB.
Securities
     We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, corporate securities, mortgage-backed securities and asset-backed securities. We also invest in capital securities, which include preferred stocks and trust preferred securities. We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow. Except as discussed below, we believe that the unrealized losses on securities available for sale are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See “Asset/Liability Management.”)

     Securities (Fiscal Year Ends)

	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities available for sale
December 31, 2009	$171,049	$3,149	$10,047	164,151
December 31, 2008	231,746	3,707	20,041	215,412
December 31, 2007	363,237	6,013	5,056	364,194
     Securities available for sale declined during 2009 and 2008 because maturities and principal payments in the portfolio were not replaced with new purchases. We also sold municipal securities during 2009 and 2008 primarily because our current tax situation (net operating loss carryforward) negates the benefit of holding tax exempt securities.
     As discussed earlier, we elected, effective January 1, 2008, to measure the majority of our preferred stock investments at fair value. These investments are classified as trading securities in our consolidated statements of financial condition. During 2009, we recorded unrealized net gains on trading securities of $0.04 million related to an increase in fair value of preferred stocks and recorded realized net gains of $0.9 million on the sale of preferred stocks. During 2008, we recorded unrealized net losses on trading securities of $2.8 million related to a decline in fair value of the preferred stocks. We also recorded realized net losses of $7.6 million in 2008 on the sale of several of these preferred stocks. (See “Non-Interest Income”.) At December 31, 2009, we only had $0.1 million of trading securities remaining.
     We recorded other than temporary impairment, or OTTI, charges on securities of $0.1 million, $0.2 million, and $1.0 million in 2009, 2008, and 2007, respectively. The 2009 impairment charge relates to a private label mortgage-backed security and a trust preferred security issued by a small Michigan-based community bank. The 2008 impairment charge relates to this same trust preferred security. In 2007, we recorded $1.0 million of impairment charges on Fannie Mae and Freddie Mac preferred securities. In these instances, we believe that the decline in value is directly due to matters other than changes in interest rates, are not expected to be recovered within a reasonable timeframe based upon available information, and are therefore other than temporary in nature. (See “Non-Interest Income” and “Asset/Liability Management.”) In addition, in the fourth quarter of 2008, we recorded a write down of $6.2 million (from a par value of $10.0 million to a fair value of $3.8 million) related to the dissolution of a money-market auction rate security and the distribution of the underlying Bank of America preferred stock.
     We evaluate securities for OTTI at least quarterly and more frequently when economic or market concerns warrant such evaluation. In performing this review, we consider (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the fair value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria in clause (4) is met, the entire difference between amortized cost and fair value is recognized in earnings.
     For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.
     U.S. agency residential mortgage-backed securities — at December 31, 2009, we had five securities whose fair value was less than amortized cost. The unrealized losses are largely attributed to rising interest rates. As we do not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
     Private label residential mortgage and other asset-backed securities — at December 31, 2009, we had 23 securities whose fair value was less than amortized cost. Twenty-two of the issues are rated by a major rating agency as investment grade while one is below investment grade. Pricing conditions in the private label residential mortgage and asset-backed security markets are characterized by sporadic secondary market flow, significant implied liquidity risk premiums, a wide bid/ask spread, and an absence of new issuances of similar securities. This market has been “closed” to new issuances since the third quarter of 2007. Investors in this asset class have suffered significant losses, and at present there are few active buyers for this product. During the fourth quarter of 2009, secondary market trading activity increased modestly. Prices for many securities improved. Much of this improvement is due to technical issues; namely, negative new supply. One dealer reports that price improvements are generally met with increased selling, which serves to mute sustained price recovery.
     The unrealized losses are largely attributable to credit spread widening on these securities. The underlying loans within these securities include Jumbo (60%), Alt A (25%), and manufactured housing (15%).

	December 31,
	2009		2008
		Net		Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
	(In thousands)
Private label residential mortgage-backed
Jumbo	$21,718	$(5,749)	$26,139	$(9,349)
Alt-A	9,257	(1,807)	10,748	(2,685)
Other asset-backed — Manufactured housing	5,505	(194)	7,421	(855)
     All of the private label mortgage-backed transactions have geographic concentrations in California, ranging from 29% to 59% of the collateral pool. Typical exposure levels to California (median exposure is 43%) are consistent with overall market collateral characteristics. Six transactions have modest exposure to Florida, ranging from 5% to 11%, and one transaction has modest exposure to Arizona (5%). The underlying collateral pools do not have meaningful exposure to Nevada, Michigan or Ohio. None of the issues involve subprime mortgage collateral. Thus the impact of this market segment is only indirect, in that it has impacted liquidity and pricing in general for private label mortgage-backed securities. The majority of transactions are backed by fully amortizing loans. However, eight transactions have concentrations in interest only loans ranging from 31% to 94%. The structure of the mortgage and asset-backed securities portfolio provides protection to credit losses. The portfolio primarily consists of senior securities as demonstrated by the following: super senior (7%), senior (73%), senior support (12%) and mezzanine (8%). The mezzanine classes are from seasoned transactions (65 to 95 months) with significant levels of subordination (8% to 23%). Except for the additional discussion below relating to OTTI, we believe each private label mortgage and asset-backed security has sufficient credit enhancement via subordination to reasonably assure full realization of book value. Our belief is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes ORE, foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies.
     While the levels of identified payment problems increased modestly during 2009, we believe the amount of subordination protection remains adequate. Nevertheless, the non-performing asset coverage ratio (credit subordination divided by non-performing assets) deteriorated for four structures with five bonds. This deterioration in structure accounts for the majority of the increase in unrealized loss late in 2009. All of these securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The non-receipt of interest cash flows is not expected and thus not presently considered in our discounted cash flow methodology discussed below.
     In addition to the review discussed above, certain securities, including the one security with a rating below investment grade, were reviewed for OTTI utilizing a cash flow projection. The scope of review included securities that account for 97% of the $7.8 million in unrealized losses. In our analysis, recovery was evaluated by discounting the expected cash flows back at the book yield. If the present value of the future cash flows is less than amortized cost, then there would be a credit loss. Our cash flow analysis forecasted cash flow from the underlying loans in each transaction and then applied these cash flows to the bonds in the securitization. The cash flows from the underlying loans considered contractual payment terms (scheduled amortization), prepayments, defaults and severity of loss given default. The analysis used dynamic assumptions for prepayments, defaults and severity. Near term prepayment assumptions were based on recently observed prepayment rates. In many cases, recently observed prepayment rates are depressed due to a sharp decline in new jumbo loan issuance. This loan market is heavily dependent upon securitization for funding, and new securitization transactions have been minimal. Our model projects that prepayment rates gradually revert to historical levels. For seasoned adjustable rate mortgage (ARM), transactions, normalized prepayment rates are estimated at 15% to 25% Conditional Prepayment Rate (CPR). For fixed rate collateral, our analysis considers the spread differential between the collateral and the current market rate for conforming mortgages. Near term default assumptions were based on recent default observations as well as the volume of existing real-estate owned, pending foreclosures and severe delinquencies. Default levels generally are projected to remain elevated or increase for a period of time sufficient to address the level of distressed loans in the transaction. Our model expects defaults to then decline gradually as the housing market and the economy stabilize, generally after two to three years. Current severity assumptions are based on recent observations. Loss severity is expected to decline gradually as the housing market and the economy stabilize, generally after two to three years. Except for one below investment grade security discussed in further detail below, our cash flow analysis forecasts complete recovery of our cost basis for each reviewed security.

     The private label mortgage-backed security with a below investment grade credit rating was evaluated for OTTI using the cash flow analysis discussed above. At December 31, 2009, this security had a fair value of $3.9 million and an unrealized loss of $4.1 million (amortized cost of $8.0 million). The underlying loans in this transaction are 30 year fixed rate jumbos with an average origination date FICO of 748 and an average origination date loan-to-value ratio of 73%. The loans backing this transaction were originated in 2007 and is our only security backed by 2007 vintage loans. We believe that this vintage is a key differentiating factor between this security and the others in our portfolio that are rated above investment grade. The bond is a senior security that is receiving principal and interest payments similar to principal reductions in the underlying collateral. The cash flow analysis described above calculated an OTTI of $4.1 million at December 31, 2009, $0.065 million of this amount was attributed to credit and was recognized in our consolidated statements of operations while the balance was attributed to other factors and reflected in our consolidated statements of other comprehensive income (loss).
     As we do not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.
     Obligations of states and political subdivisions — at December 31, 2009, we had 32 municipal securities whose fair value was less than amortized cost. The unrealized losses are largely attributed to a widening of market spreads and continued illiquidity for certain issues. The majority of the securities are not rated by a major rating agency. Approximately 75% of the non rated securities originally had a AAA credit rating by virtue of bond insurance. However, the insurance provider no longer has an investment grade rating. The remaining non rated issues are small local issues that did not receive a credit rating due to the size of the transaction. The non-rated securities have a periodic internal credit review according to established procedures. As we do not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
     Trust preferred securities — at December 31, 2009, we had six securities whose fair value was less than amortized cost. All of our trust preferred securities are single issue securities issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities over the past two years has suffered from significant credit spread widening fueled by uncertainty regarding potential losses of financial companies, the absence of a liquid functioning secondary market and potential supply concerns from financial companies issuing new debt to recapitalize themselves. Since the end of the first quarter of 2009, although still showing signs of weakness, pricing has improved somewhat as some uncertainty has been taken out of the market. Two of the six securities are rated by a major rating agency as investment grade, while two are split rated (these securities are rated as investment grade by one major rating agency and below investment grade by another) and the other two are non-rated. The two non-rated issues are relatively small banks and neither of these issues were ever rated. The issuers on these trust preferred securities, which had a combined book value of $2.8 million and a combined fair value of $1.8 million as of December 31, 2009, continue to make interest payments and have satisfactory credit metrics.
     Our OTTI analysis for trust preferred securities is based on a security level financial analysis of the issuer. This review considers: external credit ratings, maturity date of the instrument, the scope of the bank’s operations, relevant financial metrics and recent issuer specific news. The analysis of relevant financial metrics includes: capital adequacy, assets quality, earnings and liquidity. We use the same OTTI review methodology for both rated and non-rated issues. During the first quarter of 2009, we recorded OTTI on an unrated trust preferred security whose fair value at December 31, 2009 now exceeds its amortized cost. Specifically, this issuer has deferred interest payments on all of its trust preferred securities and is operating under a written agreement with the regulatory agencies that specifically prohibit dividend payments. The issuer is a relatively small bank with operations centered in southeast Michigan. The issuer reported losses in 2009 and 2008 and has a high volume of nonperforming assets relative to tangible capital. This investment’s amortized cost has been written down to a price of 26.75, or $0.07 million, compared to a par value of 100.00, or $0.25 million.
     Securities (Quarter Ends)

	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities available for sale
March 31, 2010	$154,066	$2,853	$7,061	$149,858
December 31, 2009	171,049	3,149	10,047	164,151
     Securities available for sale declined during 2010 because sales, maturities and principal payments in the portfolio were not entirely replaced with new purchases. We sold municipal securities in 2010 and 2009 primarily because our current tax situation (net operating loss carryforward) negates the benefit of holding tax exempt securities. In 2010, we also sold certain private label residential mortgage-backed securities and bank trust preferred securities to augment our liquidity. (See “Liquidity and Capital Resources.”)
     We recorded OTTI charges on securities of $0.1 million and $0.02 million during the first quarter of 2010 and 2009, respectively. In these instances, we believe that the decline in value is directly due to matters other than changes in interest rates, are not expected to be recovered within a reasonable timeframe based upon available information, and are therefore other than temporary in nature. The 2010 charge related to a trust preferred security and a private label residential mortgage-backed security. The 2009 charge related to a trust preferred security. (See “Non-Interest Income” and “Asset/Liability Management.”)

     Sales of securities were as follows (See “Non-Interest Income.”):

	Three months ended
	March 31,
	2010	2009
	(In thousands)
Proceeds	$25,415	$6,434

Gross gains	$304	$225
Gross losses	(34)	(6)
Impairment charges	(118)	(17)
Fair value adjustments	(5)	(783)

Net gains (losses)	$147	$(581)

Portfolio Loans and Asset Quality
     In addition to the communities served by our bank branch network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also historically participated in commercial lending transactions with certain non-affiliated banks and also purchased mortgage loans from third-party originators. Currently, we are not engaging in any new commercial loan participations with non-affiliated banks or purchasing any mortgage loans from third party originators.
     The senior management and board of directors of our bank retain authority and responsibility for credit decisions, and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. There can be no assurance that these lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities. In fact, we have experienced an elevated provision for loan losses since 2007, compared to historical levels.
     We generally retain loans that may be profitably funded within established risk parameters. (See “Asset/Liability Management.”) As a result, we may hold adjustable-rate and balloon real estate mortgage loans as portfolio loans, while 15- and 30-year, fixed-rate obligations are generally sold to mitigate exposure to changes in interest rates. (See “Non-Interest Income.”)
     Loan Portfolio Composition (Fiscal Year Ends)

	December 31,
	2009	2008
	(In thousands)
Real estate(1)
Residential first mortgages	$684,567	$760,201
Residential home equity and other junior mortgages	203,222	229,865
Construction and land development	69,496	127,092
Other(2)	585,988	666,876
Payment plan receivables	406,341	286,836
Commercial	187,110	207,516
Consumer	156,213	171,747
Agricultural	6,435	9,396

Total loans	$2,299,372	$2,459,529

(1)	Includes both residential and non-residential commercial loans secured by real estate.

(2)	Includes loans secured by multi-family residential and non-farm, non-residential property.
     Future growth of overall portfolio loans is dependent upon a number of competitive and economic factors. Overall loan growth has slowed since 2007, reflecting weak economic conditions in Michigan. Further, it is our desire to reduce certain loan categories in order to preserve our regulatory capital ratios or for risk management reasons. For example, construction and land development loans have been declining because we are seeking to shrink this portion of our portfolio loans due to a very poor economic climate for real estate development, particularly residential real estate. In addition, payment plan receivables have declined since 2009 and are expected to continue to decline significantly as we seek to reduce Mepco’s vehicle service contract payment plan business. (See “Non-Interest Expense.”) Declines in portfolio loans or competition that leads to lower relative pricing on new portfolio loans could adversely impact our future operating results.
     Non-Performing Assets (Fiscal Year Ends)

	December 31,
	2009	2008	2007
	(Dollars in thousands)
Non-accrual loans	$105,965	$122,639	$72,682
Loans 90 days or more past due and still accruing interest	3,940	2,626	4,394

Total non-performing loans	109,905	125,265	77,076
Other real estate and repossessed assets	31,534	19,998	9,723

Total non-performing assets	$141,439	$145,263	$86,799

As a percent of Portfolio Loans
Non-performing loans	4.78%	5.09%	3.06%
Allowance for loan losses	3.55	2.35	1.80
Non-performing assets to total assets	4.77	4.91	2.67
Allowance for loan losses as a percent of non-performing loans	74	46	59
     Non-Performing Assets(1)

	March 31,	December 31,
	2010	2009
	(Dollars in thousands)
Non-accrual loans	$95,989	$105,965
Loans 90 days or more past due and still accruing interest	2,266	3,940

Total non-performing loans	98,255	109,905
Other real estate and repossessed assets	40,284	31,534

Total non-performing assets	$138,539	$141,439

As a percent of Portfolio Loans
Non-performing loans	4.56%	4.78%
Allowance for loan losses	3.53	3.55
Non-performing assets to total assets	4.78	4.77
Allowance for loan losses as a percent of non-performing loans	77.48	74.35

(1)	Excludes loans classified as “troubled debt restructured” that are not past due.
     Non-performing loans declined by $15.4 million, or 12.3%, from year-end 2008 to year-end 2009. An increase in non-performing mortgage loans and consumer loans was more than offset by a decline in non-performing commercial loans. The decline in non-performing commercial loans is primarily due to net charge-offs and the payoff or other disposition of non-performing credits during 2009. The decrease in non-performing loans since year-end 2009 is due principally to declines in non-performing commercial loans and residential mortgage loans. These declines primarily reflect net charge-offs of loans and the migration of loans into ORE during the first quarter of 2010. Non-performing commercial loans largely relate to delinquencies caused by cash flow difficulties encountered by real estate developers (primarily due to a decline in sales of real estate) as well as owners of income-producing properties (primarily due to higher vacancy rates). The elevated level of non-performing residential mortgage loans is primarily due to increased delinquencies reflecting both weak economic conditions and soft residential real estate values in many parts of Michigan.

     ORE and repossessed assets totaled $40.3 million at March 31, 2010, compared to $31.5 million at December 31, 2009 and $20.0 million at December 31, 2008. This increase is the result of the migration of non-performing loans secured by real estate into ORE as the foreclosure process is completed and any redemption period expires. High foreclosure rates are evident nationwide, but Michigan has consistently had one of the higher foreclosure rates in the U.S. during the past few years. We believe this high foreclosure rate is due to both weak economic conditions and declining residential real estate values. Because the redemption period on foreclosures is relatively long in Michigan (six months to one year) and we have many non-performing loans that were in the process of foreclosure at December 31, 2009, we anticipate that our level of ORE and repossessed assets will likely remain at elevated levels for some period of time. The high level of non-performing assets is adversely impacting our net interest income.
     We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.
     Allocation of the Allowance for Loan Losses (Fiscal Year Ends)

	December 31,
	2009	2008	2007
	(In thousands)
Specific allocations	$29,593	$16,788	$10,713
Other adversely rated loans	14,481	9,511	10,804
Historical loss allocations	22,777	20,270	14,668
Additional allocations based on subjective factors	14,866	11,331	9,109

Total	$81,717	$57,900	$45,294

     Allocation of the Allowance for Loan Losses (Quarter Ends)

	March 31,	December 31,
	2010	2009
	(In thousands)
Specific allocations	$30,424	$29,593
Other adversely rated loans	9,369	14,481
Historical loss allocations	21,646	22,777
Additional allocations based on subjective factors	14,693	14,866

	$76,132	$81,717

     In determining the allowance and the related provision for credit losses, we consider four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for other adversely rated loans, (iii) allocations based principally on historical loan loss experience, and (iv) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and/or the general terms of the loan portfolios.
     The first element reflects our estimate of probable losses based upon our systematic review of specific loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, and discounted collateral exposure.
     The second element reflects the application of our loan rating system. This rating system is similar to those employed by state and federal banking regulators. Loans that are rated below a certain predetermined classification are assigned a loss allocation factor for each loan classification category that is based upon a historical analysis of both the probability of default and the expected loss rate, or loss given default. The lower the rating assigned to a loan or category, the greater the allocation percentage that is applied. For higher rated loans non-watch credit, we again determine a probability of default and loss given default in order to apply an allocation percentage.
     The third element is determined by assigning allocations to homogeneous loan groups based principally upon the five-year average of loss experience for each type of loan. Recent years are weighted more heavily in this average. Average losses may be further adjusted based on an analysis of delinquent loans. Loss analyses are conducted at least annually.

     The fourth element is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall allowance for loan losses appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We consider a number of subjective factors when determining this fourth element, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and the general terms of the loan portfolios. (See “Provision for Credit Losses.”)
     Mepco’s allowance for loan losses is determined in a similar manner as discussed above and primarily takes into account historical loss experience and other subjective factors deemed relevant to its business. Losses associated with the administration of Mepco’s vehicle service contract payment plans are included in the provision for loan losses. Such losses totaled $0.3 million, $0.04 million and $0.4 million in 2009, 2008 and 2007, respectively. Mepco recorded a credit of $0.1 million for its provision for loan losses in the first quarter of 2010 due primarily to a significant decline ($65.6 million) in the balance of payment plan receivables. This compares to a provision for loan losses of $0.2 million in the first quarter of 2009. Mepco’s allowance for loan losses totaled $0.7 million, $0.8 million and $0.5 million at March 31, 2010, December 31, 2009 and December 31, 2008, respectively. Mepco has established procedures for payment plan servicing/administration and collections, including the timely cancellation of the vehicle service contract, in order to protect our collateral position in the event of payment default or voluntary cancellation by the customer. Mepco also has established procedures to attempt to prevent and detect fraud since the payment plan origination activities and initial customer contact is entirely done through unrelated third parties (vehicle service contract administrators and sellers or automobile dealerships). However, there can be no assurance that the aforementioned risk management policies and procedures will prevent us from the possibility of incurring significant credit or fraud related losses in this business segment. The allowance for loan losses for Mepco discussed in this paragraph represents losses associated with outstanding payment plan receivables and is to be distinguished from losses associated with amounts owing to Mepco from its counterparties as a result of the cancellation of a service contract. The provision taken for this latter type of losses is referred to as vehicle service contract payment plan counterparty contingencies expense and is described in more detail under “Summary — Mepco Finance Corporation” above.
     The allowance for loan losses increased to 3.55% of total portfolio loans at December 31, 2009 from 2.35% at December 31, 2008. This increase is primarily due to increases in all of the components of the allowance for loan losses outlined above. The allowance for loan losses related to specific loans increased due to larger reserves on some individual credits even though total non-performing commercial loans have declined since year end 2008. The allowance for loan losses related to other adversely rated loans increased primarily due to changes in the mix of commercial loan ratings. The allowance for loan losses related to historical losses increased due to higher loan net charge-offs (which was largely offset by declines in loan balances). Finally, the allowance for loan losses related to subjective factors increased primarily due to weaker economic conditions in Michigan that have contributed to elevated levels of non-performing loans and net loan charge-offs.
     The allowance for loan losses decreased $5.6 million from $81.7 million at December 31, 2009 to $76.1 million at March 31, 2010 and was equal to 3.53% of total portfolio loans at March 31, 2010 compared to 3.55% at December 31, 2009. Three of the four components of the allowance for loan losses outlined above declined during the first quarter of 2010. The allowance for loan losses related to specific loans increased due to larger loss allocations on some individual credits, even though total non-performing loans declined from $109.9 million at December 31, 2009 to $98.3 million at March 31, 2010. The allowance for loan losses related to other adversely rated loans decreased $5.1 million from December 31, 2009 to March 31, 2010 primarily due to a $15.7 million decrease in the balance of such loans from $140.4 million at December 31, 2009 to $124.7 million at March 31, 2010, with the most significant decrease occurring in non-impaired substandard commercial loans with balances of over $1 million, which decreased $12.0 million from $19.5 million at December 31, 2009 to $7.5 million at March 31, 2010. The allowance allocation determined on these loans, based on discounted collateral or cash flow analysis, was reduced $4.8 million from $6.0 million at December 31, 2009 to $1.2 million at March 31, 2010. The allowance for loan losses related to historical losses decreased due to declines in loan balances, as total loans declined $143.8 million from $2.299 billion at December 31, 2009 to $2.156 billion at March 31, 2010. Finally, the allowance for loan losses related to subjective factors decreased slightly primarily due to the improvement in certain economic indicators used in computing this portion of the allowance.

     Allowance for Losses on Loans and Unfunded Commitments (Fiscal Year Ends)

	2009		2008		2007
	Loan	Unfunded	Loan	Unfunded	Loan	Unfunded
	Losses	Commitments	Losses	Commitments	Losses	Commitments
	(Dollars in thousands)
Balance at beginning of year	$57,900	$2,144	$45,294	$1,936	$26,879	$1,881
Provision charged to operating expense	103,318	(286)	71,113	208	43,105	55
Recoveries credited to allowance	2,795		3,489		2,346
Loans charged against the allowance	(82,296)		(61,996)		(27,036)

Balance at end of year	$81,717	$1,858	$57,900	$2,144	$45,294	$1,936

Net loans charged against the allowance to average portfolio loans	3.28%		2.30%		0.98%
     Allowance for Losses on Loans and Unfunded Commitments (Quarter Ends)

	Three months ended
	March 31,
	2010		2009
		Unfunded		Unfunded
	Loan Losses	Commitments	Loan Losses	Commitments
	(Dollars in thousands)
Balance at beginning of period	$81,717	$1,858	$57,900	$2,144

Provision charged to operating expense	17,014	56	30,124	(86)
Recoveries credited to allowance	991		607
Loans charged against the allowance	(23,590)		(30,326)

Balance at end of period	$76,132	$1,914	$58,305	$2,058

Net loans charged against the allowance to average portfolio loans (annualized)	4.10%		4.91%
     The ratio of loan net charge-offs to average loans was 3.28% in 2009 (or $79.5 million) compared to 2.30% in 2008 (or $58.5 million). The rise in loan net charge-offs primarily reflects increases of $9.3 million for commercial loans and $10.5 million for residential mortgage loans. These increases in loan net charge-offs primarily reflect elevated levels of non-performing loans and lower collateral liquidation values, particularly on residential real estate or real estate held for development. We do not believe that the elevated level of total loan net charge-offs in 2009 is indicative of what we will experience in the future. Loan net charge-offs have moderated during 2009 with $48.4 million in the first six months compared to $31.1 million in the last six months. The majority of the loan net charge-offs in the first part of 2009 related to commercial loans and in particular several land or land development loans (due to significant drops in real estate values) and one large commercial credit (which defaulted in March 2009). Land and land development loans now total just $59.8 million (or 2.0% of total assets) and approximately 56% of these loans are already in non-performing or watch credit status and the entire portfolio has been carefully evaluated and we believe an appropriate allowance or charge-off has been recorded. Further, the commercial loan portfolio is thoroughly analyzed each quarter through our credit review process and we believe an appropriate allowance and provision for loan losses is recorded based on such review and in light of prevailing market conditions.
     The ratio of loan net charge-offs to average loans was 4.10% on an annualized basis in the first quarter of 2010 (or $22.6 million) compared to 4.91% in the first quarter of 2009 (or $29.7 million). The decline in loan net charge-offs primarily reflects a decrease of $8.1 million for commercial loans. These loan net charge-offs primarily reflect elevated levels of non-performing assets and lower collateral liquidation values, particularly on residential real estate or real estate held for development. We do not believe that the elevated level of loan net charge-offs in the first quarter of 2010 is necessarily indicative of what we will experience during the balance of 2010 and beyond. Commercial loan net charge-offs in the first quarter of 2010 totaled $15.7 million and included a couple of larger credits on which specific reserves allowance allocations had been previously established. The commercial loan portfolio is thoroughly analyzed each quarter through our credit review process and we believe an appropriate allowance and provision for loan losses is recorded based on such review and in light of prevailing market and loan collection conditions.

     We have taken a variety of steps, beginning in 2007, to address the credit issues identified above (elevated levels of watch credits, non-performing loans and other real estate and repossessed assets), including the following:
•	An enhanced quarterly watch credit review process to proactively manage higher risk loans.

•	Loan risk ratings are independently assigned and structure recommendations made upfront by our credit officers.

•	A special assets group has been established to provide more effective management of our most troubled loans. A select group of law firms supports this team, providing professional advice and systemic feedback.

•	An independent loan review function provides portfolio/individual loan feedback to evaluate the effectiveness of processes by market.

•	Management (incentive) objectives for each commercial lender and senior commercial lender emphasize credit quality in addition to profitability.

•	Portfolio concentrations are monitored with select loan types encouraged and other loan types (such as residential real estate development) requiring significantly higher approval authorities.
Deposits and Borrowings
     Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits. Accordingly, we principally compete on the basis of convenience and personal service, while employing pricing tactics that are intended to enhance the value of core deposits.
     To attract new core deposits, we have implemented a high-performance checking program that utilizes a combination of direct mail solicitations, in-branch merchandising, gifts for customers opening new checking accounts or referring business to our bank, and branch staff sales training. This program has historically generated increases in customer relationships as well as deposit service charges. Over the past two to three years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. Despite these efforts, our historic core deposit growth has not kept pace with the historic growth of our portfolio loans. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. As a result, the continued funding of portfolio loans with alternative sources of funds (as opposed to core deposits) may erode certain of our profitability measures, such as return on assets, and may also adversely impact our liquidity. (See “Liquidity and Capital Resources.”)
     During the fourth quarter of 2009, we prepaid estimated quarterly deposit insurance premium assessments to the FDIC for periods through the fourth quarter of 2012. These estimated quarterly deposit insurance premium assessments were based on projected deposit balances over the assessment periods. The prepaid deposit insurance premium assessments totaled $20.4 million and $22.0 million at March 31, 2010 and December 31, 2009, respectively, and will be expensed over the assessment period (through the fourth quarter of 2012). The actual expense over the assessment periods may be different from this prepaid amount due to various factors including variances in actual deposit balances and assessment rates used during each assessment period.
     We have also implemented strategies that incorporate federal funds purchased, other borrowings and brokered CDs to fund a portion of any increases in interest earning assets. The use of such alternate sources of funds supplements our core deposits and is also an integral part of our asset/liability management efforts.

     Alternate Sources of Funds (Fiscal Year Ends)

	December 31,
	2009			2008
		Average			Average
	Amount	Maturity	Rate	Amount	Maturity	Rate
	(Dollars in thousands)
Brokered CDs(1)	$629,150	2.2 years	2.46%	$182,283	1.1 years	3.63%
Fixed-rate FHLB advances(1)	27,382	5.5 years	6.59	95,714	2.2 years	3.64
Variable-rate FHLB advances(1)	67,000	1.4 years	0.32	218,500	2.3 years	3.43
Securities sold under agreements to repurchase(1)	35,000	.9 years	4.42	35,000	1.9 years	4.42
FRB borrowings	—	—	—	189,500	.1 years	0.54
Federal funds purchased	—	—	—	750	1 day	0.25

Total	$758,532	2.2 years	2.51%	$721,747	1.4 years	2.80%

(1)	Certain of these items have had their average maturity and rate altered through the use of derivative instruments, such as pay-fixed interest-rate swaps.
     Alternate Sources of Funds (Quarter Ends)

	March 31,			December 31,
	2010			2009
		Average			Average
	Amount	Maturity	Rate	Amount	Maturity	Rate
	(Dollars in thousands)
Brokered CDs(1)	$523,052	2.4 years	2.81%	$629,150	2.2 years	2.46%
Fixed rate FHLB advances(1)	52,372	2.8 years	3.76	27,382	5.5 years	6.59
Variable rate FHLB advances(1)	70,000	1.3 years	0.30	67,000	1.4 years	0.32
Securities sold under agreements to repurchase(1)	35,000	.6 years	4.42	35,000	.9 years	4.42

Total	$680,424	2.2 years	2.71%	$758,532	2.2 years	2.51%

(1)	Certain of these items have had their average maturity and rate altered through the use of derivative instruments, including pay-fixed interest rate swaps.
     Other borrowings, principally advances from the FHLB, borrowings from the Federal Reserve, and securities sold under agreements to repurchase, or repurchase agreements, totaled $157.5 million at March 31, 2010, compared to $131.2 million at December 31, 2009 and $542.0 million at December 31, 2008. The $410.8 million decrease in other borrowed funds from December 31, 2009 to December 31, 2008 principally reflects the repayment of borrowings from the Federal Reserve and the FHLB with funds from new brokered CDs or from the growth in other deposits. The increase in brokered CDs and use of these funds to repay borrowings from the Federal Reserve and the FHLB is designed to improve our liquidity profile. The brokered CDs that we are issuing do not require any collateral and have longer maturity dates (generally two to five years). By paying off Federal Reserve and the FHLB borrowings (which do require collateral), we increase our secured borrowing capacity. The $26.3 million increase in other borrowed funds from March 31, 2010 to December 31, 2009 principally reflects additional borrowings from the FHLB.
     As described above, we rely to some degree on wholesale funding (including Federal Reserve and the FHLB borrowings and brokered CDs) to augment our core deposits to fund our business. As of March 31, 2010, our use of such wholesale funding sources amounted to approximately $680.6 million or 25.6% of total funding. Because wholesale funding sources are affected by general market conditions, the availability of funding from wholesale lenders may be dependent on the confidence these investors have in our financial condition and operations. In addition, if we fail to remain “well-capitalized” under federal regulatory standards, which is likely if we are unable to successfully raise additional capital in this offering, we will be prohibited from accepting or renewing brokered CDs without the prior consent of the FDIC. As of March 31, 2010, we had brokered CDs of approximately $523.1 million or 21% of total deposits. Of this amount $85.9 million mature during the next 12 months. See “Risk Factors” above for more information.
     Moreover, we cannot be sure we will be able to maintain our current level of core deposits. In particular, those deposits that are currently uninsured or those deposits in the FDIC Transaction Account Guarantee Program, or TAGP, which is set to expire on December 31, 2010 for participating institutions that have not opted out, may be particularly susceptible to outflow. At March 31, 2010, we had $92.0 million of uninsured deposits and an additional $195.8 million of deposits in the TAGP. A reduction in core deposits would increase our need to rely on wholesale funding sources, at a time when our ability to do so may be more restricted, as described above. See “Risk Factors” above for more information.
     Prior to April 2008, we had an unsecured revolving credit facility and term loan (that had a remaining balance of $2.5 million). The lender elected to not renew the $10.0 million unsecured revolving credit facility (which matured in April 2008) and required repayment of the term loan because we were out of compliance with certain financial covenants contained within the loan documents. The $2.5 million term loan was repaid in full in April 2008 (it would have otherwise been repaid in full in accordance with the original terms in May 2009).
     We employ derivative financial instruments to manage our exposure to changes in interest rates. At March 31, 2010, we employed interest-rate swaps with an aggregate notional amount of $115.0 million and interest rate caps with an aggregate notional amount of $85.0 million.
Liquidity and Capital Resources
     Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our consolidated statements of cash flows categorize these sources and uses into operating, investing, and financing activities. We primarily focus our liquidity management on developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for growing our investment and loan portfolios as well as to be able to respond to unforeseen liquidity needs.
     Our sources of funds include our deposit base, secured advances from the FHLB, secured borrowings from the Federal Reserve, a federal funds purchased borrowing facility with another commercial bank, and access to the capital markets (for brokered CDs).
     At March 31, 2010 we had $460.2 million of time deposits that mature in the next 12 months, compared to $512.4 million at December 31, 2009. Historically, a majority of these maturing time deposits are renewed by our customers or are brokered CDs that we expect to replace. Additionally $1.423 billion of our deposits at March 31, 2010, compared to $1.394 billion at December 31, 2009, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable, and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth in deposits will continue in the future.
     In particular, media reports about bank failures have created concerns among depositors at banks throughout the country, including certain of our customers, particularly those with deposit balances in excess of deposit insurance limits. In response, the FDIC announced several programs during 2008 including increasing the deposit insurance limit from $100,000 to $250,000 at least until December 31, 2013 and providing unlimited deposit insurance for balances in non-interest bearing demand deposit and certain low-interest (an interest rate of 0.50% or less and, after June 30, 2010, an interest rate of 0.25% or less) transaction accounts until December 31, 2010 for participating institutions that have not opted out. We have proactively sought to provide appropriate information to our deposit customers about our organization in order to retain our business and deposit relationships. See “Risk Factors” above for information regarding risks we face with respect to a possible outflow of our core deposits. We have developed contingency funding plans that stress tests our liquidity needs that may arise from certain events such as an adverse credit event or a disaster recovery situation. Our liquidity management also includes periodic monitoring that segregates assets between liquid and illiquid and classifies liabilities as core and non-core. This analysis compares our total level of illiquid assets to our core funding. It is our goal to have core funding sufficient to finance illiquid assets.
     As a result of the liquidity risks described above and in “Deposits and Borrowings,” we have increased our level of overnight cash balances in interest-bearing accounts to $323.5 million at March 31, 2010 from $223.5 million at December 31, 2009 and $0.2 million at December 31, 2008. We have also issued longer-term (two to five years) callable brokered CDs and reduced certain secured borrowings (such as the Federal Reserve) to increase available funding sources. We believe these actions will assist us in meeting our liquidity needs during 2010.
     In addition to these measures, on July 7, 2010, we entered into an Investment Agreement with Dutchess Opportunity Fund, II, LP (the “Investor”) that establishes an equity line facility as a contingent source of liquidity for our holding company. Pursuant to the Investment Agreement, the Investor committed to purchase up to $15 million of our common stock over a 36-month period after the registration statement referenced below becomes effective. We have the right, but no obligation, to draw on this equity line facility from time to time during such 36-month period by selling shares of our common stock to the Investor. The sales price would be at a 5% discount to the market price of our common stock at the time of the draw, as such market price is determined pursuant to the terms of the Investment Agreement. To date, no securities have been sold under the equity line facility. In connection with such Investment Agreement, we entered into a Registration Rights Agreement with the Investor, pursuant to which we agreed to register for resale the shares that may be sold to the Investor with the Securities and Exchange Commission. Copies of the Investment Agreement and the Registration Rights Agreement have been filed as exhibits to our registration statement on Form S-1 of which this prospectus is a part. These agreements were entered into as a private offering exempt from registration pursuant to Section 4(2) of the Securities Act.

     In the normal course of business, we enter into certain contractual obligations. Such obligations include requirements to make future payments on debt and lease arrangements, contractual commitments for capital expenditures, and service contracts. The table below summarizes our significant contractual obligations at December 31, 2009.
     Contractual Commitments(1)

	1 Year			After
	or Less	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands)
Time deposit maturities	$512,415	$399,255	$257,483	$2,167	$1,171,320
Other borrowings	42,800	69,634	4,240	14,508	131,182
Subordinated debentures				92,888	92,888
Operating lease obligations	1,179	1,979	1,658	4,813	9,629
Purchase obligations(2)	1,469	1,958			3,427

Total	$557,863	$472,826	$263,381	$114,376	$1,408,446

(1)	Excludes approximately $0.9 million of accrued tax and interest relative to uncertain tax benefits due to the high degree of uncertainty as to when, or if, those amounts would be paid.

(2)	Includes contracts with a minimum annual payment of $1.0 million and are not cancellable within one year.
     Effective management of capital resources is critical to our mission to create value for our shareholders. The cost of capital is an important factor in creating shareholder value and, accordingly, our capital structure includes cumulative trust preferred securities and cumulative preferred stock.
     Capitalization

	March 31,	December 31,
	2010	2009	2008
	(Dollars in thousands)
Subordinated debentures	$92,888	$92,888	$92,888
Amount not qualifying as regulatory capital	(2,788)	(2,788)	(2,788)

Amount qualifying as regulatory capital	90,100	90,100	90,100

Shareholders’ equity
Preferred stock	69,334	69,157	68,456
Common stock	23,884	23,863	22,791
Capital surplus	201,754	201,618	200,687
Accumulated deficit	(184,012)	(169,098)	(73,849)
Accumulated other comprehensive loss	(13,749)	(15,679)	(23,208)

Total shareholders’ equity	97,211	109,861	194,877

Total capitalization	$187,311	$199,961	$284,977

     We have four special purpose entities that have issued $90.1 million of cumulative trust preferred securities. The Federal Reserve has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities and certain other capital elements is limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit could be included in the Tier 2 capital, subject to restrictions. Currently, for us, $41.9 million of these securities qualify as Tier 1 capital and the balance qualify as Tier 2 capital. These entities have also issued common securities and capital to us, and we, in turn, issued subordinated debentures to these special purpose entities equal to the trust preferred securities, common securities and capital issued. The subordinated debentures represent the sole asset of the special purpose entities. The common securities, capital and subordinated debentures are included in our consolidated statements of financial condition at March 31, 2010 and at December 31, 2009 and 2008.

     In December 2008, we issued 72,000 shares of Series A, $1,000 liquidation preference, fixed rate cumulative perpetual preferred stock and a warrant to purchase 3,461,538 shares (at $3.12 per share) of our common stock to the Treasury in return for $72.0 million under the TARP CPP. Of the total proceeds, $68.4 million was originally allocated to the Series A Preferred Stock and $3.6 million was allocated to the Warrant (included in capital surplus) based on the relative fair value of each. The $3.6 million discount on the Preferred Stock is being accreted using an effective yield method over five years. The accretion was being recorded as part of the Series A Preferred Stock dividend up until April 16, 2010.
     As described under “Capital Plan and This Offering” above, on April 16, 2010, we exchanged the Series A Preferred Stock for our Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. We did not receive any cash proceeds from the issuance of the Series B Convertible Preferred Stock. In general, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that was held by the Treasury, except that the Series B Convertible Preferred Stock is convertible into our common stock. When we completed this exchange, we also amended and restated the Warrant to make the initial exercise price of the Warrant equal to the initial conversion price for the Series B Convertible Preferred Stock. See “Capital Plan and This Offering” and “Description of Our Capital Stock” for more information regarding the terms of the Series B Convertible Preferred Stock and the amended Warrant.
     We will record the exchange of the Series A Preferred Stock for the Series B Convertible Preferred Stock and the exchange of the original Warrant for the amended and restated Warrant in the second quarter of 2010 based on the relative fair values of these newly issued instruments. Because we have exchanged one equity instrument for another, similar equity instrument, no gain or loss will be recorded related to this exchange.
     In the fourth quarter of 2009, we took certain actions to improve our regulatory capital ratios and preserve capital and liquidity. These actions are described in “Capital Plan and This Offering” above. See also “Description of Our Capital Stock” below for more information regarding the terms of our capital stock, including certain restrictions imposed on us as a result of our decision to defer dividends on our trust preferred securities and preferred stock.
     To supplement our balance sheet and capital management activities, we historically would repurchase our common stock. The level of share repurchases in a given time period generally reflected changes in our need for capital associated with our balance sheet growth and our level of earnings. The only share repurchases currently being executed are for our deferred compensation and stock purchase plan for non-employee directors. Such repurchases are funded by the director deferring a portion of his or her fees.
     Shareholders’ equity applicable to common stock declined to $40.7 million at December 31, 2009 from $126.4 million at December 31, 2008. Our tangible common equity, or TCE, totaled $30.4 million and $97.5 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 1.03% at December 31, 2009 compared to 3.33% at December 31, 2008 (this calculation does not deduct any net deferred taxes). Shareholders’ equity applicable to common stock declined to $27.9 million at March 31, 2010 from $40.7 million at December 31, 2009. Our TCE totaled $17.9 million and $30.4 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 0.62% at March 31, 2010 compared to 1.03% at December 31, 2009. As previously noted, the foregoing are considered to be non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures” above for certain reconciliations to GAAP.
     We are pursuing various alternatives in order to increase our TCE and regulatory capital ratios. These initiatives are described under “Capital Plan and This Offering” above. Although our bank’s regulatory capital ratios remain at levels above “well capitalized” standards, because of: (a) the losses that we have incurred in recent quarters; (b) our elevated levels of non-performing loans and other real estate; (c) increases in vehicle service contract counterparty contingencies expense; (d) the ongoing economic stress in Michigan; and (e) our anticipated future losses, we believe our pursuit of the initiatives described in our Capital Plan is important.
     The primary objective of our Capital Plan is to achieve and thereafter maintain the minimum capital ratios required by our bank’s board resolutions adopted in December 2009. As of March 31, 2010, our bank continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards. However, the minimum capital ratios established by our bank’s board are higher than the ratios required in order to be considered “well-capitalized” under federal standards. The board imposed these higher ratios in order to ensure that we have sufficient capital to withstand potential continuing losses based on our elevated level of non-performing assets and given certain other risks and uncertainties we face. Set forth below are the actual capital ratios of our bank as of March 31, 2010, the minimum capital ratios imposed by the board resolutions, and the minimum ratios necessary to be considered “well-capitalized” and “adequately capitalized” under federal regulatory standards:

     Bank Capital Ratios

			Minimum	Minimum	Minimum
			Ratios	Ratio for	Ratio for
	Actual -	Actual -	Established	Adequately	Well
	March 31,	December 31,	By Our	Capitalized	Capitalized
	2010	2009	Board	Institutions	Institutions
Tier 1 capital to average assets	6.43%	6.72%	8.00%	4.00%	5.00%

Tier 1 risk-based capital	9.13	9.08	N/A	4.00	6.00
Total risk-based capital	10.41	10.36	11.00	8.00	10.00
     Shareholders’ equity totaled $109.9 million at December 31, 2009. The decrease from $194.9 million at December 31, 2008 primarily reflects the loss that we incurred in 2009 that was partially offset by a decline in the accumulated other comprehensive loss. Shareholders’ equity was equal to 3.70% of total assets at December 31, 2009, compared to 6.59% a year earlier.
     Total shareholders’ equity at March 31, 2010 decreased $12.7 million from December 31, 2009, due primarily to our first quarter 2010 net loss of $13.8 million. Shareholders’ equity totaled $97.2 million, equal to 3.35% of total assets at March 31, 2010.
     Please review “Summary” and “Capital Plan and This Offering” above for more details regarding our projected need for capital, our engagement of third parties to verify certain assumptions used in our projections, the capital raising initiatives contemplated by our Capital Plan, the current status of those initiatives, contingency plans we have developed if we are not successful in completing those initiatives, and related information.
     Asset/Liability Management
     Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers’ rights to prepay fixed-rate loans also create interest-rate risk.
     Our asset/liability management efforts identify and evaluate opportunities to structure the balance sheet in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate balance-sheet strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our balance-sheet management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.
     We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk inherent in our balance sheet. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities.

     Changes in Market Value of Portfolio Equity and Net Interest Income

	Market Value of	Percent	Net Interest	Percent
Change in Interest Rates	Portfolio Equity(1)	Change	Income(2)	Change
	(Dollars in thousands)
March 31, 2010
200 basis point rise	$145,600	12.96%	$122,200	1.83%
100 basis point rise	136,700	6.05	119,800	(0.17)
Base-rate scenario	128,900		120,000
100 basis point decline	110,700	(14.12)	119,800	(0.17)
200 basis point decline	103,000	(20.09)	117,400	(2.17)
December 31, 2009
200 basis point rise	$160,500	16.14%	$134,000	2.52%
100 basis point rise	150,400	8.83	131,300	0.46
Base-rate scenario	138,200		130,700
100 basis point decline	128,100	(7.31)	129,900	(0.61)
200 basis point decline	126,300	(8.61)	128,900	(1.38)
December 31, 2008
200 basis point rise	$202,900	(2.50)%	$125,800	(4.77)%
100 basis point rise	206,500	(0.77)	128,700	(2.57)
Base-rate scenario	208,100		132,100
100 basis point decline	204,600	(1.68)	134,300	1.67
200 basis point decline	192,400	(7.54)	130,800	(0.98)

(1)	Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.

(2)	Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static balance sheet, which includes debt and related financial derivative instruments, and do not consider loan fees.
Management Plans and Expectations
     As described earlier, we have adopted the Capital Plan which includes a series of actions designed to increase our common equity capital, decrease our expenses and enable us to withstand and better respond to current market conditions and the potential for worsening market conditions. While we are not currently subject to a regulatory agreement or enforcement action and while our bank remains “well capitalized” under federal regulatory standards, we believe our bank is likely to fall below the standards necessary to remain “well-capitalized” during the third or fourth quarter of 2010 if we are unable to raise additional capital in this offering. We expect this would have a number of material and adverse consequences, as discussed in our “Risk Factors” section above.
LITIGATION MATTERS
     We are involved in various litigation matters in the ordinary course of business and at the present time, we do not believe that any of these matters will have a significant impact on our financial condition or results of operation.
CRITICAL ACCOUNTING POLICIES
     Our accounting and reporting policies are in accordance with GAAP and conform to general practices within the banking industry. Accounting and reporting policies for other than temporary impairment of investment securities, the allowance for loan losses, originated mortgage loan servicing rights, derivative financial instruments, vehicle service contract counterparty contingencies, income taxes and goodwill are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those that we have used could result in material changes in our financial position or results of operations.
     We are required to assess our investment securities for “other than temporary impairment” on a periodic basis. The determination of other than temporary impairment for an investment security requires judgment as to the cause of the impairment, the likelihood of recovery and the projected timing of the recovery. The topic of other than temporary impairment has been at the forefront of discussions within the accounting profession during 2008 and 2009 because of the dislocation of the credit markets that has occurred. On January 12, 2009 the FASB issued ASC 325-40-65-1 (formerly Staff Position No. EITF 99-20-1 — “Amendments to the Impairment Guidance of EITF Issue No. 99-20.”) This standard has been applicable to our financial statements since December 31, 2008. In particular, this standard strikes the language that required the use of market participant assumptions about future cash flows from previous guidance. This change now permits the use of reasonable management judgment about whether it is probable that all previously projected cash flows will not be collected in determining other than temporary impairment. Our assessment process resulted in recording other than temporary impairment charges of $0.1 million, $0.2 million, and $1.0 million in 2009, 2008, and 2007, respectively, in our consolidated statements of operations. Our assessment process resulted in recording other than temporary impairment charges of $0.1 million and $0.02 million in the first quarters of 2010 and 2009, respectively, in our consolidated statements of operations. Further, we did elect (effective January 1, 2008) fair value accounting pursuant to FASB ASC topic 825 for certain of our preferred stock investments. We believe that our assumptions and judgments in assessing other than temporary impairment for our investment securities are reasonable and conform to general industry practices. Prices for investment securities are largely provided by a pricing service. These prices consider benchmark yields, reported trades, broker / dealer quotes and issuer spreads. Furthermore, prices for mortgage securities consider: To Be Announced (TBA) prices, monthly payment information and collateral performance. As of December 31, 2009, the pricing service did not provide fair values for securities with a fair value of $36.5 million. Management estimated the fair value of these securities using similar techniques including: observed prices, benchmark yields, dealer bids and TBA pricing. These estimates are subject to change and the resulting level 3 valued securities may be volatile as a result. At March 31, 2010 the cost basis of our investment securities classified as available for sale exceeded their estimated fair value at that same date by $4.2 million (compared to $6.9 million at December 31, 2009 and $16.3 million at December 31, 2008). This amount is included in the accumulated other comprehensive loss section of shareholders’ equity.
     Our methodology for determining the allowance and related provision for loan losses is described above in “Portfolio Loans and Asset quality.” In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit. It is extremely difficult to precisely measure the amount of losses that are probable in our loan portfolio. We use a rigorous process to attempt to accurately quantify the necessary allowance and related provision for loan losses, but there can be no assurance that our modeling process will successfully identify all of the losses that are probable in our loan portfolio. As a result, we could record future provisions for loan losses that may be significantly different than the levels that we recorded in the first quarter of 2010 and in 2009.
     At March 31, 2010 we had approximately $15.4 million of mortgage loan servicing rights capitalized on our balance sheet (compared to $15.3 million at December 31, 2009). There are several critical assumptions involved in establishing the value of this asset including estimated future prepayment speeds on the underlying mortgage loans, the interest rate used to discount the net cash flows from the mortgage loan servicing, the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the mortgage loans. We believe the assumptions that we utilize in our valuation are reasonable based upon accepted industry practices for valuing mortgage loan servicing rights and represent neither the most conservative nor aggressive assumptions. We recorded a decrease in the valuation allowance on capitalized mortgage loan servicing rights of $0.1 million in the first quarter of 2010 (compared to an increase in such valuation allowance of $0.7 million in the first quarter of 2009 and a decrease in such valuation allowance of $2.3 million in 2009). Nearly all of our mortgage loans serviced for others at March 31, 2010 are for either Fannie Mae or Freddie Mac. Because of our financial condition at March 31, 2010, we received a letter from Fannie Mae in May 2010 advising us that we were in breach of the selling and servicing contract between IBC and Fannie Mae. The letter states that if this breach is not remedied as evidenced by our call report as of June 30, 2010, Fannie Mae will suspend our servicing contract. The suspension of our contract with Fannie Mae could have a material adverse impact on our financial condition and results of operations. We are in discussions with Fannie Mae to address the concerns in its May 2010 letter and avoid any suspension of our contract; however, this matter remains unresolved and the risk exists that Fannie Mae may require us to very quickly sell or transfer mortgage servicing rights to a third party or unilaterally strip us of such servicing rights if we cannot complete an approved transfer. Depending on the terms of any such transaction, this forced sale or transfer of such mortgage loan servicing rights could have a material adverse impact on our financial condition and future earnings prospects. Although we have not received any notice from Freddie Mac similar to the notice we received from Fannie Mae, a similar type of action could be taken by Freddie Mac.
     We use a variety of derivative instruments to manage our interest rate risk. These derivative instruments may include interest rate swaps, collars, floors and caps and mandatory forward commitments to sell mortgage loans. Under FASB ASC topic Topic 815 “Derivatives and Hedging” the accounting for increases or decreases in the value of derivatives depends upon the use of the derivatives and whether the derivatives qualify for hedge accounting. At March 31, 2010 we had approximately $105.5 0 million in notional amount of derivative financial instruments that qualified for hedge accounting under this standard (compared to $160.0 million at December 31, 2009). As a result, generally, changes in the fair market value of those derivative financial instruments qualifying as cash flow hedges are recorded in other comprehensive income or loss. The changes in the fair value of those derivative financial instruments qualifying as fair value hedges are recorded in earnings and, generally, are offset by the change in the fair value of the hedged item which is also recorded in earnings (we currently do not have any fair value hedges). The fair value of derivative financial instruments qualifying for hedge accounting was a negative $2.2 million at March 31, 2010 (compared to a negative $2.3 million at December 31, 2009).

     Mepco acquires payment plans from companies (which we refer to as Mepco’s “counterparties”) that provide vehicle service contracts and similar products to consumers. The payment plans (which are classified as payment plan receivables in our consolidated statements of financial condition) permit a consumer to purchase a service contract by making installment payments, generally for a term of 12 to 24 months, to the sellers of those contracts (one of the “counterparties”). Mepco does not evaluate the creditworthiness of the individual customer but instead primarily relies on the payment plan collateral (the unearned vehicle service contract and unearned sales commission) in the event of default. When consumers stop making payments or exercise their right to voluntarily cancel the contract, the remaining unpaid balance of the payment plan is normally recouped by Mepco from the counterparties that sold the contract and provided the coverage. The refund obligations of these counterparties are not fully secured. We record losses, included in non-interest expenses, for estimated defaults by these counterparties in their recourse obligations to Mepco. These losses (which totaled $31.2 million, $1.0 million, and zero, in 2009, 2008, and 2007, respectively, and which totaled $3.4 million and $0.8 million in the first quarters of 2010 and 2009, respectively) are titled “vehicle service contract counterparty contingencies” in our consolidated statements of operations. This area of accounting requires a significant amount of judgment because a number of factors can influence the amount of loss that we may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and the amount collected from counterparties in connection with their contractual recourse obligations. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, we could record future losses associated with vehicle service contract counterparty contingencies that may be significantly different than the levels that we recorded in the first quarter of 2010 and in 2009.
     Our accounting for income taxes involves the valuation of deferred tax assets and liabilities primarily associated with differences in the timing of the recognition of revenues and expenses for financial reporting and tax purposes. At December 31, 2009 we had gross deferred tax assets of $67.3 million, gross deferred tax liabilities of $6.5 million and a valuation allowance of $60.2 million ($24.0 million of such valuation allowance was established in 2009 and $36.2 million of which was established in 2008) resulting in a net deferred tax asset of $0.7 million. At March 31,2010 we had gross deferred tax assets of $72.4 million, gross deferred tax liabilities of $6.7 million and a valuation allowance of $64.5 million ($4.3 million of such valuation allowance was established during the three months ended March 31, 2010, $24.0 million of which was established in 2009 and $36.2 million of which was established in 2008) resulting in a net deferred tax asset of $1.2 million. This valuation allowance represents our entire net deferred tax asset except for certain deferred tax assets at Mepco that relate to state income taxes and that can be recovered based on Mepco’s individual earnings. We are required to assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In accordance with this standard, we reviewed our deferred tax assets and determined that based upon a number of factors including our declining operating performance since 2005 and our net loss in 2009 and 2008, overall negative trends in the banking industry and our expectation that our operating results will continue to be negatively affected by the overall economic environment, we should establish a valuation allowance for our deferred tax assets. In the last quarter of 2008, we recorded a $36.2 million valuation allowance, which consisted of $27.6 million recognized as income tax expense and $8.6 million recognized through the accumulated other comprehensive loss component of shareholders’ equity and in 2009 we recorded an additional $24.0 million valuation allowance (which is net of a $4.1 million allocation of deferred taxes on the accumulated other comprehensive loss component of shareholders’ equity). We had recorded no valuation allowance on our net deferred tax asset in prior years because we believed that the tax benefits associated with this asset would more likely than not, be realized. Changes in tax laws, changes in tax rates and our future level of earnings can impact the ultimate realization of our net deferred tax asset as well as the valuation allowance that we have established.
     At March 31, 2010 and December 31, 2009 we had no remaining goodwill. We test our goodwill for impairment utilizing the methodology and guidelines established in this standard. This methodology involves assumptions regarding the valuation of the business segments that contain the acquired entities. We believe that the assumptions we utilize are reasonable. During 2009, we recorded a $16.7 million goodwill impairment charge at our Mepco segment. In the fourth quarter of 2009 we updated our goodwill impairment testing (interim tests had also been performed in each of the first three quarters of 2009). The results of the year end goodwill impairment testing showed that the estimated fair value of our Mepco reporting unit was now less than the carrying value of equity. The fair value of Mepco is principally based on estimated future earnings utilizing a discounted cash flow methodology. As described above in “Non-Interest Expense” and in “Business Segments”, Mepco recorded a loss in the fourth quarter of 2009. Further, Mepco’s largest business counterparty, which accounted for nearly one-half of Mepco’s payment plan business, defaulted on its obligations to Mepco and this counterparty filed bankruptcy on March 1, 2010. These factors adversely impacted the level of Mepco’s expected future earnings and hence its fair value. A step 2 analysis and valuation was performed. Based on the step 2 analysis (which involved determining the fair value of Mepco’s assets, liabilities and identifiable intangibles), we concluded that goodwill was now impaired, resulting in this $16.7 million charge. During 2008, we recorded a $50.0 million goodwill impairment charge. In the fourth quarter of 2008, we updated our goodwill impairment testing (interim tests had also been performed in the second and third quarters of 2008). Our common stock price dropped even further in the fourth quarter of 2008, resulting in a wider difference between our market capitalization and book value. The results of the year end goodwill impairment testing showed that the estimated fair value of our bank reporting unit was less than the carrying value of equity. This necessitated a step 2 analysis and valuation. Based on the step 2 analysis (which involved determining the fair value of our bank’s assets, liabilities and identifiable intangibles) we concluded that goodwill was now impaired, resulting in this $50.0 million charge.

BUSINESS
     We were incorporated under the laws of the state of Michigan on September 17, 1973 for the purpose of becoming a bank holding company. We are registered under the Bank Holding Company Act of 1956, as amended, and own the outstanding stock of Independent Bank which is organized under the laws of the state of Michigan. During 2007, we consolidated our existing four bank charters into one.
     Aside from the stock of our bank, we have no other substantial assets. We conduct no business except for the collection of dividends from our bank and, when declared by our board of directors, the payment of dividends to our shareholders. Certain employee retirement plans (including employee stock ownership and deferred compensation plans) as well as health and other insurance programs have been established by us. The costs of these plans are borne by our bank and its subsidiaries.
     We have no material patents, trademarks, licenses or franchises except the corporate franchise of our bank which permits it to engage in commercial banking pursuant to Michigan law.
     Our bank’s main office location is Ionia, Michigan, and it had total loans (excluding loans held for sale) and total deposits of $2.15 billion and $2.49 billion, respectively, at March 31, 2010.
     Our bank transacts business in the single industry of commercial banking. Most of our bank’s offices provide full-service lobby and drive-thru services in the communities which they serve. Automatic teller machines are also provided at most locations.
     Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve. These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services. Our bank’s mortgage lending activities are primarily conducted through a separate mortgage bank subsidiary. In addition, Mepco acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties. We also offer title insurance services through a separate subsidiary of our bank. Further, we provide investment and insurance services through a third party agreement with PrimeVest Financial Services, Inc. Our bank does not offer trust services. Our principal markets are the rural and suburban communities across lower Michigan that are served by our bank’s branch network. Our bank serves its markets through its main office and a total of 105 branches, 4 drive-thru facilities and 5 loan production offices. The ongoing economic stress in Michigan has adversely impacted many of our markets, which is manifested in higher levels of loan defaults and lower demand for credit.
     Our bank competes with other commercial banks, savings banks, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds. Many of these competitors have substantially greater resources than we do and offer certain services that we do not currently provide. Such competitors may also have greater lending limits than our bank. In addition, non-bank competitors are generally not subject to the extensive regulations applicable to us.
     Price (the interest charged on loans and/or paid on deposits) remains a principal means of competition within the financial services industry. Our bank also competes on the basis of service and convenience in providing financial services.
     The principal sources of revenue, on a consolidated basis, are interest and fees on loans, other interest income and non-interest income. The sources of revenue for the three most recent years are as follows:

	2009	2008	2007
Interest and fees on loans	71.8%	80.0%	74.8%
Other interest income	4.5	7.3	7.7
Non-interest income	23.7	12.7	17.5

	100.0%	100.0%	100.0%

As of March 31, 2010, we had 1,033 full-time employees and 274 part-time employees.
Supervision and Regulation
     The following is a summary of certain statutes and regulations affecting us. A change in applicable laws or regulations may have a material effect on us and our bank.
     General
     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve, the Federal Deposit Insurance Corporation (FDIC), the Michigan OFIR, the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot necessarily be predicted.
     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC’s deposit insurance funds, our depositors, and the public, rather than our shareholders.
     Federal law and regulations establish supervisory standards applicable to the lending activities of our bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.
     Regulatory Developments
     Emergency Economic Stabilization Act of 2008. On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 (EESA). The EESA enables the federal government, under terms and conditions developed by the Secretary of the Treasury, to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. The EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program (TARP), under which the Secretary of the Treasury is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.
     Troubled Assets Relief Program (TARP). Under TARP, the Treasury authorized a voluntary capital purchase program (CPP) to purchase senior preferred shares of qualifying financial institutions that elected to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting “golden parachute” payments as defined in the EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.
     On December 12, 2008, we participated in the CPP and issued $72 million in capital to the Treasury in the form of the Series A Preferred Stock that paid cash dividends at the rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. In addition, the Treasury received a Warrant to purchase 3,461,538 shares of our common stock at a price of $3.12 per share. Of the total proceeds, $68.4 million was initially allocated to the Series A Preferred Stock and $3.6 million was allocated to the Warrant (included in capital surplus) based on the relative fair value of each. The exercise price for the Warrant was determined based on the average of closing prices of our common stock during the 20-trading day period ended November 20, 2008, the last trading day prior to the date the Treasury approved our participation in the CPP. The Warrant was exercisable, in whole or in part, over a term of 10 years.
     On April 16, 2010, we exchanged the shares of our Series A Preferred Stock for shares of our Series B Convertible Preferred Stock and issued to the Treasury an amended and restated Warrant. For more information about this transaction, please see “Capital Plan and this Offering — Exchange with the U.S. Treasury” above.
     Federal Deposit Insurance Coverage. The EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor, and on May 20, 2009 this temporary increase in the insurance limit was extended until December 31, 2013. Separate from the EESA, in October 2008 the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, for participating institutions that have not opted out, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2010.
     Financial Stability Plan. On February 10, 2009, the Treasury announced the Financial Stability Plan (FSP), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under the EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions; (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances; (iii) a new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy “toxic assets” from financial institutions; and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.
     Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

     American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 (ARRA). In enacting the ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. The ARRA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. The ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally-aided financial institutions, including banks that have received or will receive assistance under TARP.
     Under the ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:
•	Limits on compensation incentives for risk-taking by senior executive officers;

•	Requirement of recovery of any compensation paid based on inaccurate financial information;

•	Prohibition on “golden parachute payments” as defined in the ARRA;

•	Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;

•	Establishment of board compensation committees by publicly-registered TARP recipients comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;

•	Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and

•	Limitation on luxury expenditures.
     In addition, TARP recipients are required to permit a separate non-binding shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.
     Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan (HASP). The HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:
•	Provide access to low-cost refinancing for responsible homeowners suffering from falling home prices;

•	A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and

•	Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.
     More details regarding HASP are expected to be announced at a future date.
     Future Legislation. Various other legislative and regulatory initiatives, including proposals to overhaul the banking regulatory system are from time to time introduced in Congress and state legislatures, as well as regulatory agencies. For example, on May 20, 2010, the U.S. Senate passed a bill, a version of which the U.S. House of Representatives passed in December 2009, that proposes broad changes to the U.S. financial system. As released on June 25, 2010, the reconciled version of the bill or conference report, now known as the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” includes the creation of a new Consumer Financial Protection Bureau with power to promulgate and, with respect to financial institutions with more than $10 billion in assets, enforce consumer protection laws, the creation of a Financial Stability Oversight Council chaired by the Secretary of the Treasury with authority to identify institutions and practices that might pose a systemic risk, provisions affecting corporate governance and executive compensation of all companies whose securities are registered with the Securities and Exchange Commission, a provision that would broaden the base for FDIC insurance assessments, a provision under which interchange fees for debit cards would be set by the Federal Reserve under a restrictive “reasonable and proportional cost” per transaction standard, a provision that would require bank regulators to set minimum capital levels for bank holding companies that are as strong as those required for their insured depository subsidiaries, subject to a grandfather clause for financial institutions with less than $15 billion in assets as of December 31, 2009, and new restrictions on how mortgage brokers and loan originators may be compensated. On June 30, 2010, the U.S. House of Representatives passed the Dodd-Frank Wall Street Reform and Consumer Protection Act.
     The current legislation being considered and other future legislation regarding financial institutions may change banking statutes and our operating environment in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending on whether any of this potential legislation will be enacted. The nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time. We cannot determine the ultimate effect that any such potential legislation, if enacted, would have upon our financial condition or results of operations.
Independent Bank Corporation
     General
     We are a bank holding company and, as such, are registered with, and subject to regulation by, the Federal Reserve under the BHCA. Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.
     In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so absent such policy.
     In addition, if the Michigan OFIR deems a bank’s capital to be impaired, the Michigan OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank’s sole shareholder. If the bank holding company fails to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank’s capital.
     Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
     Investments and Activities
     In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company’s direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party’s financial condition, managerial resources, and record of performance under the Community Reinvestment Act.
     In addition and subject to certain exceptions, the Change in the Bank Control Act (“Control Act”) and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days’ written notice before acquiring control of a bank holding company. Transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.
     The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or the Michigan OFIR under Michigan banking laws, may be required.
     With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Well-capitalized and well-managed bank holding companies may, however, engage de novo in certain types of non-banking activities without prior notice to, or approval of, the Federal Reserve, provided that written notice of the new activity is given to the Federal Reserve within ten business days after the activity is commenced. If a bank holding company wishes to engage in a non-banking activity by acquiring a going concern, prior notice and/or prior approval will be required, depending upon the activities in which the company to be acquired is engaged, the size of the company to be acquired and the financial and managerial condition of the acquiring bank holding company.
     Eligible bank holding companies that elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve, in consultation with the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies. We have not applied for approval to operate as a financial holding company and have no current intention of doing so.
     Capital Requirements
     The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.
     The Federal Reserve’s capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, and (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets. The leverage capital requirement consists of a minimum ratio of Tier 1 capital (which consists principally of shareholders’ equity) to total assets of 3% for the most highly rated companies with minimum requirements of 4% to 5% for all others. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital.
     The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations.
     Included in our Tier 1 capital is $41.9 million of trust preferred securities (classified on our balance sheet as “Subordinated debentures”). The Federal Reserve has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities and certain other capital elements is limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit could be included in the Tier 2 capital, subject to restrictions.
     The Federal bank regulatory agencies are required biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities.
     Dividends
     Most of our revenues are received in the form of dividends paid by our bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our bank to pay dividends, as discussed below. Further, in a policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. The “prompt corrective action” provisions of federal law and regulation authorizes the Federal Reserve to restrict the amount of dividends that an insured bank can pay which fails to meet specified capital levels.
     In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.
     Finally, dividends on our common stock must be paid in accordance with the terms and restrictions of the CPP and our Exchange Agreement with the Treasury. Prior to December 12, 2011, unless we have redeemed all of the shares of the Series B Convertible Preferred Stock or unless the Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement or the Amended and restated Warrant, the consent of the Treasury will be required for us to declare or pay any dividend or make any distribution on or repurchase of common stock other than (i) regular quarterly cash dividends of not more than $0.01 per share, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction, (ii) dividends payable solely in shares of our common stock, and (iii) dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan.
     Notwithstanding the foregoing, because we have suspended all dividends on the shares of the Series B Convertible Preferred Stock and all quarterly payments on our outstanding trust preferred securities, we are currently prohibited from paying any cash dividends on our common stock. In addition, in December of 2009, our board of directors adopted resolutions that prohibit us from paying any dividends on our common stock without, in each case, the prior written approval of the Federal Reserve and the Michigan OFIR. See “Capital Plan and this Offering” above and “Dividend Policy” below for more information.

     Federal Securities Regulation
     Our common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are therefore subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act. The Sarbanes-Oxley Act of 2002 provides for numerous changes to the reporting, accounting, corporate governance and business practices of companies as well as financial and other professionals who have involvement with the U.S. public markets.
Our Bank
     General
     Independent Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund (DIF) of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve as its primary federal regulator, and Michigan OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.
     Deposit Insurance
     As an FDIC-insured institution, our bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC’s risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.
     The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the DIF at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. The DRR is currently established at 1.25%.
     Under the FDIC’s prevailing rate schedule, assessments are made and adjusted based on risk. Premiums are assessed and collected quarterly by the FDIC. Beginning as of the second quarter of 2009, banks in the lowest risk category paid an initial base rate ranging from 12 to 16 basis points (calculated as an annual rate against the bank’s deposit base) for insurance premiums, with certain potential adjustments based on certain risk factors affecting the bank. That base rate is subject to increase to 45 basis points for banks that pose significant supervisory concerns, with certain potential adjustments based on certain risk factors affecting the bank. FDIC insurance assessments could continue to increase in the future due to continued depletion of the DIF.
     On May 22, 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. This special assessment (which totaled $1.4 million for our bank) was paid on September 30, 2009. The FDIC may impose additional special assessments under certain circumstances.
     During the fourth quarter of 2009 we prepaid estimated quarterly deposit insurance premium assessments to the FDIC for periods through the fourth quarter of 2012. These estimated quarterly deposit insurance premium assessments were based on projected deposit balances over the assessment periods. The prepaid deposit insurance premium assessments totaled $20.4 million at March 31, 2010 and will be expensed over the assessment period (through the fourth quarter of 2012). The actual expense over the assessment periods may be different from this prepaid amount due to various factors including variances in actual deposit balances and assessment rates used during each assessment period.
     In addition, in 2008, the bank elected to participate in the FDIC’s Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest-bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2010) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC.
     FICO Assessments
     Our bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation (“FICO”). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC’s Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis. It is estimated that FICO assessments during this period will be approximately 0.011% of deposits.

     Michigan OFIR Assessments
     Michigan banks are required to pay supervisory fees to the Michigan OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank’s total assets.
     Capital Requirements
     The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as our bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders’ equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.
     Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” Federal regulations define these capital categories as follows:

	Total	Tier 1
	Risk-Based	Risk-Based
	Capital Ratio	Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity
to total assets of 2% or less
     At March 31, 2010, our bank’s ratios exceeded minimum requirements for the well-capitalized category.
     In conjunction with its discussions with federal and state regulators, the board of directors of our bank adopted resolutions in December 2009 requiring our bank to achieve minimum capital ratios that are higher than the minimum requirements described in the Federal Reserve’s capital guidelines. See “Capital Plan and this Offering” above for more information. Our bank currently does not meet these higher capital ratios.
     Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.
     In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.
     Dividends
     Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.
     As a member of the Federal Reserve System, our bank is required to obtain the prior approval of the Federal Reserve for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the bank’s retained net income (as defined by federal regulation) for that year, plus (b) the bank’s retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

     In addition to these restrictions, in December of 2009, the board of directors of our bank adopted resolutions that prohibit our bank from paying any dividends to our holding company without the prior written approval of the Federal Reserve and the Michigan OFIR. See “Capital Plan and this Offering” above for more information.
     Insider Transactions
     Our bank is subject to certain restrictions imposed by the Federal Reserve Act on “covered transactions” with us or our subsidiaries, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our bank to its directors and officers, to our directors and officers and those of our subsidiaries, to our principal shareholders, and to “related interests” of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our bank maintains a correspondent relationship.
     Safety and Soundness Standards
     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.
     Investment and Other Activities
     Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank’s primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank’s primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our bank.
     Consumer Banking
     Our bank’s business includes making a variety of types of loans to individuals. In making these loans, our bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach-Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our bank and its directors and officers.
     Branching Authority
     Michigan banks, such as our bank, have the authority under Michigan law to establish branches anywhere in the state of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.
     Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Michigan OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states; (2) sale by a Michigan bank of branches to an FDIC-insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity; (3) consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation; (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction; and (5) establishment by foreign banks of branches located in Michigan.

Mepco Finance Corporation
     Our subsidiary, Mepco, is engaged in the business of acquiring and servicing payment plans used by consumers throughout the United States who have purchased a vehicle service contract and choose to make monthly payments for their coverage. In the typical transaction, no interest or other finance charge is charged to these consumers. As a result, Mepco is generally not subject to regulation under consumer lending laws. However, Mepco is subject to various federal and state laws designed to protect consumers, including laws against unfair and deceptive trade practices and laws regulating Mepco’s payment processing activities, such as the Electronic Funds Transfer Act.
     Mepco purchases these payment plans from companies (which we refer to as Mepco’s “counterparties”) that provide vehicle service contracts and similar products to consumers. The payment plans (which are classified as payment plan receivables in our consolidated statements of financial condition) permit a consumer to purchase a service contract by making installment payments, generally for a term of 12 to 24 months, to the sellers of those contracts (one of the “counterparties”). Mepco does not evaluate the creditworthiness of the individual customer but instead primarily relies on the payment plan collateral (the unearned vehicle service contract and unearned sales commission) in the event of default. When consumers stop making payments or exercise their right to voluntarily cancel the contract, the remaining unpaid balance of the payment plan is normally recouped by Mepco from the counterparties that sold the contract and provided the coverage. The refund obligations of these counterparties are not fully secured. We record losses, included in non-interest expenses, for estimated defaults by these counterparties in their recourse obligations to Mepco.
     Our estimate of vehicle service contract counterparty contingencies expense (probable incurred losses for estimated defaults by Mepco’s counterparties) requires a significant amount of judgment because a number of factors can influence the amount of loss Mepco may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and the amount that may ultimately be collected from counterparties in connection with their contractual obligations to us. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable incurred losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, actual future losses associated with in these receivables may exceed the charges we have taken.
Properties
     We and our bank operate a total of 120 facilities in Michigan and 1 facility in Chicago, Illinois. The individual properties are not materially significant to us or our bank’s business or to the consolidated financial statements.
     With the exception of the potential remodeling of certain facilities to provide for the efficient use of work space or to maintain an appropriate appearance, each property is considered reasonably adequate for current and anticipated needs.
Legal Proceedings
     Due to the nature of our business, we are often subject to numerous legal actions. These legal actions, whether pending or threatened, arise through the normal course of business and are not considered unusual or material.

Statistical Disclosures
I.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL
AVERAGE BALANCES AND RATES

	2009			2008			2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
ASSETS (1)
Taxable loans	$2,461,896	$177,557	7.21%	$2,558,621	$186,259	7.28%	$2,531,737	$201,924	7.98%
Tax-exempt loans (2)	8,672	391	4.51	10,747	488	4.54	9,568	432	4.57
Taxable securities	111,558	6,333	5.68	144,265	8,467	5.87	179,878	9,635	5.36
Tax-exempt securities (2)	85,954	3,669	4.27	162,144	7,238	4.46	225,676	9,920	4.40
Cash — interest bearing	72,606	174	0.24
Other investments	28,304	932	3.29	31,425	1,284	4.09	26,017	1,338	5.14

Interest earning assets — continuing operations	2,768,990	189,056	6.83	2,907,202	203,736	7.01	2,972,876	223,254	7.51

Cash and due from banks	55,451			53,873			57,174
Taxable loans — discontinued operations							8,542
Other assets, net	157,762			227,969			218,553

Total assets	$2,982,203			$3,189,044			$3,257,145

LIABILITIES
Savings and NOW	$992,529	5,751	0.58	$968,180	10,262	1.06	$971,807	18,768	1.93
Time deposits	1,019,624	29,654	2.91	917,403	36,435	3.97	1,439,177	70,292	4.88
Long-term debt				247	12	4.86	2,240	104	4.64
Other borrowings	394,975	15,128	3.83	682,884	26,878	3.94	205,811	13,499	6.56

Interest bearing liabilities — continuing operations	2,407,128	50,533	2.10	2,568,714	73,587	2.86	2,619,035	102,663	3.92

Demand deposits	321,802			301,117			300,886
Time deposits — discontinued operations							6,166
Other liabilities	80,281			79,929			79,750
Shareholders’ equity	172,992			239,284			251,308

Total liabilities and shareholders’ equity	$2,982,203			$3,189,044			$3,257,145

Net interest income		$138,523			$130,149			$120,591

Net interest income as a percent of average interest earning assets			5.00%			4.48%			4.06%

(1)	All domestic, except for $5.1 million of payment plan receivables in 2009 included in taxable loans from customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

I.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL (continued)

	Three Months Ended
	March 31,
	2010			2009
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Assets(1)
Taxable loans	$2,252,674	$38,922	6.98%	$2,497,623	$44,300	7.16%
Tax-exempt loans(2)	10,128	105	4.20	9,927	101	4.13
Taxable securities	96,213	1,160	4.89	114,823	1,733	6.12
Tax-exempt securities(2)	64,415	685	4.31	103,070	1,107	4.36
Cash — interest bearing	274,955	157	0.23
Other investments	27,854	215	3.13	29,277	324	4.49

Interest Earning Assets	2,726,239	41,244	6.12	2,754,720	47,565	6.98

Cash and due from banks	59,018			61,139
Other assets, net	148,460			158,443

Total Assets	$2,933,717			$2,974,302

Liabilities
Savings and NOW	$1,084,499	863	0.32	$944,904	1,581	0.68
Time deposits	1,127,618	7,356	2.65	855,025	6,967	3.30
Other borrowings	227,621	2,994	5.33	599,379	4,670	3.16

Interest Bearing Liabilities	2,439,738	11,213	1.86	2,399,308	13,218	2.23

Demand deposits	327,570			308,538
Other liabilities	64,396			70,737
Shareholders’ equity	102,013			195,719

Total liabilities and shareholders’ equity	$2,933,717			$2,974,302

Net Interest Income		$30,031			$34,347

Net Interest Income as a Percent of Earning Assets			4.45%			5.03%

(1)	All domestic, except for $0.9 million and $6.9 million for the three months ended March 31, 2010 and 2009, respectively, of average payment plan receivables included in taxable loans from customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

I.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL (continued)
CHANGE IN NET INTEREST INCOME

	December 31,			December 31,
	2009 Compared to 2008			2008 Compared to 2007
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)
Increase (decrease) in interest income(1)(2)
Taxable loans	$(6,989)	$(1,713)	$(8,702)	$2,124	$(17,789)	$(15,665)
Tax-exempt loans(3)	(94)	(3)	(97)	54	(3)	51
Taxable securities	(1,865)	(269)	(2,134)	(2,031)	863	(1,168)
Tax-exempt securities(3)	(3,265)	(304)	(3,569)	(2,834)	152	(2,682)
Cash — interest bearing	174	0	174
Other investments	(119)	(233)	(352)	249	(303)	(54)

Total interest income	(12,158)	(2,522)	(14,680)	(2,438)	(17,080)	(19,518)

Increase (decrease) in interest expense(1)
Savings and NOW	252	(4,763)	(4,511)	(70)	(8,436)	(8,506)
Time deposits	3,740	(10,521)	(6,781)	(22,342)	(11,515)	(33,857)
Long-term debt	(12)	0	(12)	(97)	5	(92)
Other borrowings	(11,046)	(704)	(11,750)	20,619	(7,240)	13,379

Total interest expense	(7,066)	(15,988)	(23,054)	(1,890)	(27,186)	(29,076)

Net interest income	$(5,092)	$13,466	$8,374	$(548)	$10,106	$9,558

(1)	The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2)	All domestic, except for $0.5 million of interest income in 2009 on payment plan receivables included in taxable loans from customers domiciled in Canada.

(3)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the net operating loss carryforward position and the deferred tax asset valuation allowance.

I.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL (continued)
CHANGE IN NET INTEREST INCOME

	March 31,
	2010 Compared to 2009
	Volume	Rate	Net
	(Dollars in thousands)
Increase (decrease) in interest income(1)
Taxable loans(2)	$(4,256)	$(1,122)	$(5,378)
Tax-exempt loans(2)(3)	2	2	4
Taxable securities(2)	(256)	(317)	(573)
Tax-exempt securities(2)(3)	(411)	(11)	(422)
Cash — interest bearing(2)	157	—	157
Other investments(2)	(15)	(94)	(109)

Total interest income	(4,779)	(1,542)	(6,321)

Increase (decrease) in interest expense(1)
Savings and NOW	$207	$(925)	$(718)
Time deposits	1,949	(1,560)	389
Other borrowings	(3,841)	2,165	(1,676)

Total interest expense	(1,685)	(320)	(2,005)

Net interest income	$(3,094)	$(1,222)	$(4,316)

(1)	The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2)	All domestic except for $0.03 million and $0.18 million of interest income for the three month periods ending March 31, 2010 and 2009 on payment plan receivables included in taxable loans from customers domiciled in Canada.

(3)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

I.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL (continued)
COMPOSITION OF AVERAGE INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

	Year Ended December 31,
	2009	2008	2007
As a percent of average interest earning assets
Loans(1)	89.2%	88.4%	85.5%
Other interest earning assets	10.8	11.6	14.5

Average interest earning assets	100.0%	100.0%	100.0%

Savings and NOW	35.8%	33.3%	32.7%
Time deposits	14.1	23.9	21.9
Brokered CDs	22.7	7.7	26.5
Other borrowings and long-term debt	14.3	23.5	7.0

Average interest bearing liabilities	86.9%	88.4%	88.1%

Earning asset ratio	92.9%	91.2%	91.3%
Free-funds ratio	13.1	11.6	11.9

(1)	All domestic, except for 0.2% of payment plan receivables in 2009 from customers domiciled in Canada.

	Three months ended March 31,
	2010	2009
As a percent of average interest earning assets
Loans-all domestic	83.0%	91.0%
Other interest earning assets	17.0	9.0

Average interest earning assets	100.0%	100.0%

Savings and NOW	39.8%	34.3%
Time deposits	20.1	24.1
Brokered CDs	21.3	7.0
Other borrowings and long-term debt	8.3	21.7

Average interest bearing liabilities	89.5%	87.1%

Earning asset ratio	92.9%	92.6%
Free-funds ratio	10.5	12.9

(1)	All domestic, except for payment plan receivables from customers domiciled in Canada of 0.03% and 0.25%, for the three month periods ending March 31, 2010 and 2009, respectively.

II.	INVESTMENT PORTFOLIO

(A)	The following table sets forth the book value of securities at the dates indicated:

	March 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007
	(Dollars in thousands)
Trading — Preferred stock	$49	$54	$1,929

Available for sale
States and political subdivisions	$60,307	$67,132	$105,553	$208,132
U.S. agency mortgage-backed	59,318	47,522	48,029	59,004
Private label mortgage-backed	15,953	30,975	36,887	50,475
Other asset-backed	5,432	5,505	7,421	10,400
Trust preferred	8,848	13,017	12,706	9,985
Preferred stock			4,816	24,198
Other				2,000

Total	$149,858	$164,151	$215,412	$364,194

(B)	The following table sets forth contractual maturities of securities at December 31, 2009 and the weighted average yield of such securities:

			Maturing		Maturing
	Maturing		After One		After Five		Maturing
	Within		But Within		But Within		After
	One Year		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Trading — Preferred stock							$54	0.00%

Tax equivalent adjustment for calculations of yield							$0

Available for sale
States and political subdivisions	$2,741	4.66%	$13,320	4.86%	$25,478	4.07%	$25,593	4.14%
U.S. agency mortgage-backed	836	4.60	26,742	4.19	11,176	6.48	8,768	4.62
Private label mortgage-backed	565	4.83	24,094	4.83	6,316	5.08
Other asset-backed			5,505	6.97
Trust preferred							13,017	7.66

Total	$4,142	4.67%	$69,661	4.76%	$42,970	4.85%	$47,378	5.20%

Tax equivalent adjustment for calculations of yield	$0		$0		$0		$0

(1)	The rates set forth in the table above for obligations of state and political subdivisions have not been restated on a tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

II.	INVESTMENT PORTFOLIO (continued)
     The following table sets forth contractual maturities of securities at March 31, 2010 and the weighted average yield of such securities:

			Maturing		Maturing
	Maturing		After One		After Five		Maturing
	Within		But Within		But Within		After
	One Year		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Trading — Preferred stock							$49	0.0%

Tax equivalent adjustment for calculations of yield							$0

Available for sale(1)
States and political subdivisions	$2,582	4.64%	$12,076	4.85%	$25,225	4.00%	$20,424	4.14%
U.S. agency residential mortgage-backed	595	4.62	24,756	4.59	10,431	5.63	23,536	4.33
Private label residential mortgage-backed	297	5.14	7,828	5.10	7,828	5.28
Other asset-backed			5,432	6.99
Trust preferred							8,848	6.99

Total	$3,474	4.68%	$50,092	4.99%	$43,484	4.62%	$52,808	4.70%

Tax equivalent adjustment for calculations of yield	$0		$0		$0		$0

(1)	The rates set forth in the table above for obligations of state and political subdivisions have not been restated on a tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

III.	LOAN PORTFOLIO
(A)	The following table sets forth total loans outstanding at the dates indicated:

	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
	(Dollars in thousands)
Loans held for sale	$30,531	$34,234	$27,603	$33,960	$31,846	$28,569
Real estate mortgage	728,705	749,298	839,496	873,945	865,522	852,742
Commercial	799,673	840,367	976,391	1,066,276	1,083,921	1,030,095
Installment	286,501	303,366	356,806	368,478	350,273	304,053
Payment plan receivables	340,719	406,341	286,836	209,631	160,171	178,286

Total Loans	$2,186,129	$2,333,606	$2,487,132	$2,552,290	$2,491,733	$2,393,745

     The loan portfolio is periodically and systematically reviewed, and the results of these reviews are reported to the board of directors of our bank. The purpose of these reviews is to assist in assuring proper loan documentation, to facilitate compliance with consumer protection laws and regulations, to provide for the early identification of potential problem loans (which enhances collection prospects) and to evaluate the adequacy of the allowance for loan losses.
     (B) The following table sets forth scheduled loan repayments (excluding 1-4 family residential mortgages and installment loans) at December 31, 2009:

		Due
	Due	After One	Due
	Within	But Within	After
	One Year	Five Years	Five Years	Total
	(Dollars in thousands)
Real estate mortgage	$39,153	$18,145	$6,068	$63,366
Commercial	393,732	386,879	59,756	840,367
Payment plan receivables	119,119	287,222		406,341

Total	$552,004	$692,246	$65,824	$1,310,074

     The following table sets forth loans due after one year which have predetermined (fixed) interest rates and/or adjustable (variable) interest rates at December 31, 2009:

	Fixed	Variable
	Rate	Rate	Total
	(Dollars in thousands)
Due after one but within five years	$674,252	$17,994	$692,246
Due after five years	60,089	5,735	65,824

Total	$734,341	$23,729	$758,070

     The following table sets forth scheduled loan repayments (excluding 1-4 family residential mortgages and installment loans) at March 31, 2010:

		Due
	Due	After One	Due
	Within	But Within	After
	One Year	Five Years	Five Years	Total
	(Dollars in thousands)
Real estate mortgage	$40,547	$15,418	$5,983	$61,948
Commercial	373,943	368,155	57,575	799,673
Payment plan receivables	122,232	218,487		340,719

Total	$536,722	$602,060	$63,558	$1,202,340

III.	LOAN PORTFOLIO (continued)
     The following table sets forth loans due after one year which have predetermined (fixed) interest rates and/or adjustable (variable) interest rates at March 31, 2010:

	Fixed	Variable
	Rate	Rate	Total
	(Dollars in thousands)
Due after one but within five years	$586,767	$15,293	$602,060
Due after five years	58,071	5,487	63,558

Total	$644,838	$20,780	$665,618

(C)	The following table sets forth loans on non-accrual, loans ninety days or more past due and troubled debt restructured loans at the dates indicated:

	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
	(Dollars in thousands)
(a) Loans accounted for on a non-accrual basis (1)(2)	$95,989	$105,965	$122,639	$72,682	$35,683	$11,546

(b) Aggregate amount of loans ninety days or more past due (excludes loans in (a) above)	2,266	3,940	2,626	4,394	3,479	4,862

(c) Loans not included above which are “troubled debt restructurings” as defined by accounting guidance	95,467	71,961	9,160	173	60	84

Total	$193,722	$181,866	$134,425	$77,249	$39,222	$16,492

(1)	The accrual of interest income is discontinued when a loan becomes 90 days past due and the borrower’s capacity to repay the loan and collateral values appear insufficient. Non-accrual loans may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible.

(2)	Interest in the amount of $11,201,000 would have been earned in 2009 had loans in categories (a) and (c) remained at their original terms; however, only $3,817,000 was included in interest income for the year with respect to these loans. Interest in the amount of $2,860,000 would have been earned in the three month period ended March 31, 2010 had loans in categories (a) and (c) remained at their original terms; however, only $1,142,000 was included in interest income for the three month period with respect to these loans.
     Other loans of concern identified by the loan review department which are not included as non-performing totaled approximately $10,700,000 at March 31, 2010 (compared to $24,264,000 at December 31, 2009). These loans involve circumstances which have caused management to place increased scrutiny on the credits and may, in some instances, represent an increased risk of loss.
     At December 31, 2009 and March 31, 2010, there was no concentration of loans exceeding 10% of total loans which is not already disclosed as a category of loans in this section “Loan Portfolio” (Item III(A)).
     There were no other interest-bearing assets at December 31, 2009 or March 31, 2010, that would be required to be disclosed above (Item III(C)), if such assets were loans.
     At December 31, 2009, total loans include $1.7 million of payment plan receivables from customers domiciled in Canada and there were no other foreign loans outstanding. At March 31, 2010, total loans include $0.8 million of payment plan receivables from customers domiciled in Canada and there were no other foreign loans outstanding.

IV.	SUMMARY OF LOAN LOSS EXPERIENCE

(A)	The following table sets forth loan balances and summarizes the changes in the allowance for loan losses for each of the periods indicated:

	Three months ended		Twelve months ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007
	(Dollars in thousands)
Total loans outstanding at the end of the year (net of unearned fees)	$2,186,129	$2,481,051	$2,333,606	$2,487,132	$2,552,290

Average total loans outstanding for the year (net of unearned fees)	$2,262,802	$2,507,550	$2,470,568	$2,569,368	$2,541,305

		Unfunded		Unfunded		Unfunded		Unfunded		Unfunded
	Loan	Commit-	Loan	Commit-	Loan	Commit-	Loan	Commit-	Loan	Commit-
	Losses	ments	Losses	ments	Losses	ments	Losses	ments	Losses	ments
	(Dollars in thousands)
Balance at beginning of period	$81,717	$1,858	$57,900	$2,144	$57,900	$2,144	$45,294	$1,936	$26,879	$1,881

Loans charged-off
Real estate mortgage	5,304		4,703		22,869		11,942		6,644
Commercial	16,025		23,923		51,840		43,641		14,236
Installment	2,247		1,700		7,562		6,364		5,943
Payment plan receivables	14		0		25		49		213

Total loans charged-off	23,590		30,326		82,296		61,996		27,036

Recoveries of loans previously charged-off
Real estate mortgage	300		144		791		318		381
Commercial	300		149		731		1,800		328
Installment	391		314		1,271		1,340		1,629
Payment plan receivables	0		0		2		31		8

Total recoveries	991		607		2,795		3,489		2,346

Net loans charged-off	22,599		29,719		79,501		58,507		24,690
Additions to allowance charged to operating expense	17,014	56	30,124	(86)	103,318	(286)	71,113	208	43,105	55

Balance at end of year	$76,132	$1,914	$58,305	$2,058	$81,717	$1,858	$57,900	$2,144	$45,294	$1,936

Net loans charged-off as a percent of average loans outstanding (includes loans held for sale) annualized	4.05%		4.81%		3.22%		2.28%		.97%

Allowance for loan losses as a percent of loans outstanding (includes loans held for sale) at the end of the period	3.48		2.35		3.50		2.33		1.77

IV.	SUMMARY OF LOAN LOSS EXPERIENCE (continued)

	Twelve months ended
	December 31,	December 31,
	2006	2005
	(Dollars in thousands)
Total loans outstanding at the end of the year (net of unearned fees)	$2,491,733	$2,393,745

Average total loans outstanding for the year (net of unearned fees)	$2,472,091	$2,268,846

		Unfunded		Unfunded
	Loan	Commit-	Loan	Commit-
	Losses	ments	Losses	ments
Balance at beginning of year	$22,420	$1,820	$24,162	$1,846

Loans charged-off
Real estate mortgage	2,660		1,611
Commercial	6,214		5,141
Installment	4,913		4,246
Payment plan receivables	274		94

Total loans charged-off	14,061		11,092

Recoveries of loans previously charged-off
Real estate mortgage	215		97
Commercial	496		226
Installment	1,526		1,195
Payment plan receivables

Total recoveries	2,237		1,518

Net loans charged-off	11,824		9,574
Additions to allowance charged to operating expense	16,283	61	7,832	(26)

Balance at end of year	$26,879	$1,881	$22,420	$1,820

Net loans charged-off as a percent of average loans outstanding (includes loans held for sale) for the year	.48%		.42%

Allowance for loan losses as a percent of loans outstanding (includes loans held for sale) at the end of the year	1.08		.94
     The allowance for loan losses reflected above is a valuation allowance in its entirety and the only allowance available to absorb probable loan losses.
     Further discussion of the provision and allowance for loan losses (a critical accounting policy) as well as non-performing loans, is presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.

IV.	SUMMARY OF LOAN LOSS EXPERIENCE (continued)
     (B) We have allocated the allowance for loan losses to provide for the possibility of losses being incurred within the categories of loans set forth in the table below. The amount of the allowance that is allocated and the ratio of loans within each category to total loans at the dates indicated:

	March 31,		December 31,		December 31,		December 31,
	2010		2009		2008		2007
		Percent of		Percent of		Percent of		Percent of
		Loans to		Loans to		Loans to		Loans to
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Losses
	(Dollars in thousands)
Commercial	$33,808	$36.6%	$41,259	36.1%	$33,090	39.3%	$27,829	41.8%
Real estate mortgage	20,040	34.7	18,434	33.5	8,729	34.9	4,657	35.6
Installment	6,943	13.1	6,404	13.0	4,264	14.3	3,224	14.4
Payment plan receivables	648	15.6	754	17.4	486	11.5	475	8.2
Unallocated	14,693		14,866		11,331		9,109

Total	$76,132	$100.0%	$81,717	100.0%	$57,900	100.0%	$45,294	100.0%

	December 31,		December 31,
	2006		2005
		Percent		Percent
		of Loans		of Loans
	Allowance	to Total	Allowance	to Total
	Amount	Loans	Amount	Loans
	(Dollars in thousands)
Commercial	$15,010	43.5%	$11,735	43.0%
Real estate mortgage	1,645	36.0	1,156	36.8
Installment	2,469	14.1	2,835	12.7
Payment plan receivables	292	6.4	293	7.5
Unallocated	7,463		6,401

Total	$26,879	100.0%	$22,420	100.0%

V.	DEPOSITS
     The following table sets forth average deposit balances and the weighted-average rates paid thereon for the periods indicated:

	Three months ended					Twelve months ended
	March 31,			March 31,		December 31,		December 31,		December 31,
	2010			2009		2009		2008		2007
	Average			Average		Average		Average		Average
	Balance	Rate		Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in thousands)
Non-interest bearing demand	$327,570	$		$308,538		$321,802		$301,117		$300,886
Savings and NOW	1,084,499		0.32%	944,904	0.68%	992,529	0.58%	968,180	1.06%	971,807	1.93%
Time deposits	1,127,618		2.65	855,025	3.30	1,019,624	2.91	917,403	3.97	1,439,177	4.88

Total	$2,539,687		1.31%	$2,108,467	1.64%	$2,333,955	1.52%	$2,186,700	2.14%	$2,711,870	3.28%

     The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity at December 31, 2009:

(Dollars in thousands)
Three months or less	$25,646
Over three through six months	29,463
Over six months through one year	45,756
Over one year	66,797

Total	$167,662

     The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity at March 31, 2010:

(Dollars in thousands)
Three months or less	$39,854
Over three through six months	31,597
Over six months through one year	36,025
Over one year	59,250

Total	$166,726

VI.	RETURN ON EQUITY AND ASSETS
     The ratio of net income (loss) to average shareholders’ equity and to average total assets, and certain other ratios, for the periods indicated follow:

	Three months ended		Twelve months ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007	2006	2005
Income (loss) from continuing operations as a percent of (1)
Average common equity	(184.46)%	(62.73)%	(90.72)%	(39.01)%	3.96%	13.06%	18.63%
Average total assets	(2.06)	(2.68)	(3.17)	(2.88)	0.31	0.99	1.42

Net income (loss) as a percent of (1)
Average common equity	(184.46)%	(62.73)%	(90.72)	(39.01)	4.12	12.82	19.12
Average total assets	(2.06)	(2.68)	(3.17)	(2.88)	0.32	0.97	1.45

Dividends declared per share as a percent of diluted net income per share	NM	NM	NM	NM	186.67	54.55	36.04

Average shareholders’ equity as a percent of average total assets	3.48	6.58	5.80	7.50	7.72	7.60	7.61

(1)	For 2010, 2009 and 2008, these amounts are calculated using loss from continuing operations applicable to common stock and net loss applicable to common stock.
NM — Not meaningful.
     Additional performance ratios are set forth in “Selected Financial Data,” located earlier in this prospectus. Any significant changes in the current trend of the above ratios are reviewed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.
VII.	SHORT-TERM BORROWINGS
     Short-term borrowings are discussed in note 9 to the consolidated financial statements, included at page F-61 of this prospectus.

MANAGEMENT
Executive Officers and Directors
     Listed below are our executive officers and directors as of March 31, 2010.

Name (Age)	Position
Jeffrey A. Bratsburg (age 66)	Chairman of the Board of Directors

Michael M. Magee, Jr. (54)	President, Chief Executive Officer and Director

James E. McCarty (age 63)	Director

Donna J. Banks, Ph.D. (age 53)	Director

Robert L. Hetzler (age 65)	Director

Charles C. Van Loan (age 62)	Director

Stephen L. Gulis, Jr. (age 52)	Director

Terry L. Haske (age 62)	Director

Clarke B. Maxson (age 70)	Director

Charles A. Palmer (age 65)	Director

Robert N. Shuster (52)	Executive Vice President and Chief Financial Officer

Stefanie M. Kimball (50)	Executive Vice President and Chief Lending Officer

William B. Kessel (45)	Executive Vice President and Chief Operating Officer

David C. Reglin (50)	Executive Vice President, Retail Banking

Mark L. Collins (52)	Executive Vice President, General Counsel

Richard E. Butler (59)	Senior Vice President, Operations

Peter R. Graves (53)	Senior Vice President, Chief Information Officer

James J. Twarozynski (44)	Senior Vice President, Controller
Directors
     Mr. Bratsburg is the Chairman of our Board of Directors. Mr. Bratsburg served as President and CEO of Independent Bank West Michigan (one of our former subsidiary banks whose charter was consolidated with the charter of Independent Bank in 2007) from 1985 until his retirement in 1999. He became a Director in 2000.
     Mr. Magee is our President and Chief Executive Officer. See “Executive Management Team” below for more information.
     Mr. McCarty is the retired President of McCarty Communications (commercial printing). He became a Director in 2002.
     Dr. Banks is a retired Senior Vice President of the Kellogg Company. She became a Director in 2005.
     Mr. Hetzler is the retired President of Monitor Sugar Company (food processor). He became a Director in 2000.
     Mr. Van Loan served as our President and CEO from 1993 until 2004 and as executive Chairman during 2005. He retired on December 31, 2005. He became a Director in 1992.

     Mr. Gulis is the retired Executive Vice President and President of Wolverine Worldwide Global Operations Group. He became a Director in 2004.
     Mr. Haske is a CPA and Principal with Anderson, Tuckey, Bernhardt & Doran, P.C. since 2008. Prior to 2008 he was the President of Ricker & Haske, CPAs, and P.C. He became a Director in 1996.
     Mr. Maxson served as Chairman, President and CEO of Midwest Guaranty Bancorp, Inc. from its founding in 1988 until July 2004 when he retired. We acquired Midwest Guaranty Bancorp in July 2004, at which time Mr. Maxson joined the Board of Directors of Independent Bank East Michigan (which merged into Independent Bank in September 2007). He was appointed as a Director in September 2007.
     Mr. Palmer is an attorney and a professor of law at Thomas M. Cooley Law School. He became a Director in 1991.
Executive Management Team
     We believe we have a strong executive management team that has the appropriate experience and capabilities to lead us in pursuit of the strategies discussed in “Summary” above. Our executive management team consists of the following:
•	Michael M. Magee — President & Chief Executive Officer. Mr. Magee, age 54, was appointed as our President and Chief Executive Officer effective January 1, 2005. He served as our Chief Operating Officer from April to December, 2004. From 1993 until April 2004, he was the President and Chief Executive Officer of Independent Bank (prior to the consolidation of our four bank charters in 2007). He joined us in 1987.

•	Robert N. Shuster — Executive Vice President & Chief Financial Officer. Mr. Shuster, age 52, was appointed Executive Vice President and Chief Financial Officer of the Company in 2001. Prior to this appointment, he was President and Chief Executive Officer of Independent Bank MSB since 1999 and was President and Chief Executive Officer of Mutual Savings Bank, f.s.b since 1994. Mr. Shuster is a certified public accountant and received his degree from the University of Michigan.

•	William Brad Kessel — Executive Vice President and Chief Operations Officer. Mr. Kessel, age 45, was appointed Executive Vice President - Chief Operations Officer of Independent Bank in September 2007 in conjunction with the consolidation of our bank charters. He joined Independent Bank Corporation in 1994 as Vice President of Finance. In 1996 he was appointed Senior Vice President of Branch Administration for Independent Bank, a position he held until being named as President and CEO of Independent Bank in 2004 (prior to the consolidation of our four bank charters in 2007). Mr. Kessel is a certified public accountant and received his undergraduate degree from Miami University (Ohio) and his MBA from Grand Valley State University.

•	David C. Reglin — Executive Vice President — Retail Banking. Mr. Reglin, age 50, was appointed Executive Vice President — Retail Banking in September 2007 in conjunction with our bank charter consolidation. Prior to September 2007, he had been the President and Chief Executive Officer of Independent Bank West Michigan since 1999 and prior to that time he was Senior Vice President of the Bank since 1991. Mr. Reglin is also the President of Independent Title Services, Inc. He originally joined Independent Bank Corporation in 1981. Mr. Reglin received his bachelor’s degree from Central Michigan University.

•	Stefanie M. Kimball — Executive Vice President and Chief Lending Officer. Ms. Kimball, age 50, joined the Company in April 2007 as Executive Vice President — Commercial Lending. Prior to joining Independent Bank, she had been with Comerica Incorporated for 25 years, serving as a Senior Vice President for 10 years. Ms. Kimball held several notable positions during her Comerica tenure including Senior Credit Officer responsible for various lending businesses to Middle Market, Small Business, Private Banking as well as Consumer Lending. In addition she assumed the role of Senior Vice President, Credit Risk Management and was responsible for design and implementation of the bank’s Basel credit risk initiatives. Ms. Kimball received her undergraduate degree from Oakland University and her MBA from the University of Detroit.

•	Mark Collins — Executive Vice President and General Counsel. Mr. Collins, age 52, joined the Company as General Counsel in 2009. In June 2010, he was also appointed as President and Chief Executive Officer of Mepco Finance Corporation, a wholly-owned subsidiary of Independent Bank. Prior to joining the Company, Mr. Collins was a partner with Varnum LLP, a Grand Rapids-based law firm, where he specialized in commercial law and creditors’ rights. Mr. Collins received his law degree in 1982 from the Villanova University School of Law.

Executive Compensation
     Compensation Discussion and Analysis
     Overview and Objectives
     The primary objectives of our executive compensation program are to (1) attract and retain talented executives; (2) motivate and reward executives for achieving our business goals; (3) align our executives’ incentives with our strategies and goals, as well as the creation of shareholder value; and (4) provide competitive compensation at a reasonable cost. Consequently, our executive compensation plans are designed to achieve these objectives.
     As described in more detail below, our executive compensation program has three primary components: base salary; an annual cash incentive bonus; and long-term incentive compensation that is payable in cash, stock options and stock grant awards. The compensation committee of our board has not established policies or guidelines with respect to the specific mix or allocation of total compensation among base salary, annual incentive bonuses, and long-term compensation. However, as part of our long-standing “pay-for-performance” compensation philosophy, we typically set the base salaries of our executives somewhat below market median base salaries in return for above market median incentive opportunities. Combined, our five named executives (identified below) have served us for a total of 84 years.
     The compensation committee of our board has utilized the services of third-party consultants from time to time to assist in the design of our executive compensation programs and render advice on compensation matters generally. In 2006, the compensation committee engaged the services of Mercer Human Resource Consulting to review our executive compensation programs. As part of those services, Mercer (1) reviewed our existing compensation strategies and plans; (2) conducted a study of peer group compensation, including the competitiveness and effectiveness of each element of our compensation program, as well as our historical performance relative to that peer group; and (3) recommended changes to our compensation program, including those directly applicable to our executive officers. Neither we, our board, nor any committee of our board retained any compensation consultants during 2009.
     Restrictions on Executive Compensation Under Federal Law
     On December 12, 2008, we sold $72 million of our Series A Preferred Stock and Warrants to Treasury under TARP’s CPP . Participants in TARP are subject to a number of limitations and restrictions on executive compensation, including certain provisions of the ARRA. Under the ARRA, Treasury established standards regarding executive compensation relative to the requirements listed below on June 15, 2009. The substance of this Compensation Discussion and Analysis is based upon the existing guidance issued by Treasury. The compensation committee of our board conducted the required review of our named executives incentive compensation arrangements with our senior risk officers, within the 90 day period following our sale of securities to the Treasury under TARP.
     As a general matter, until such time that we are no longer a TARP participant, we will be subject to the following requirements, among others:
•	Our incentive compensation program may not include incentives for our named executives (defined below) to take unnecessary and excessive risks that threaten the value of our company;

•	We are entitled to recover any bonus, retention award, or incentive compensation paid to any of our 25 most highly compensated employees based upon statements of earnings, revenues, gains, or other criteria that are later found to be materially inaccurate;

•	We are prohibited from making any golden parachute payments to any of our ten most highly compensated employees;

•	We are prohibited from paying to any named executive or the next 20 most highly compensated employees any tax “gross-ups” on compensation such as perquisites.

•	Our compensation program may not encourage the manipulation of reported earnings to enhance the compensation of our employees;

•	We may not pay or accrue any bonus, retention award, or incentive compensation to any of our named executives, other than payments made in the form of restricted stock, subject to the further condition that any such awards may not vest while we are a participant in TARP and that any award not have a value greater than one-third of the named executive’s total annual compensation; and

•	Our shareholders must be given the opportunity to vote on an advisory (non-binding) resolution at our annual meeting to approve the compensation of our executives.

     The foregoing discussion is intended to provide a background and context for the information that follows regarding our existing compensation programs to those persons who served as our executive officers during 2009 and to assist in understanding the information included in the executive compensation tables included below.
     Components of Compensation
     The principal components of compensation we pay to our executives consist of the following:
•	Base salary;

•	Annual cash incentive; and

•	Long-term incentive compensation, generally payable in the form of a combination of cash, stock options and restricted stock.
     Base Salary
     Base salaries are established each year for our executive officers. None of our executive officers has a separate employment agreement. In determining base salaries, we consider a variety of factors. Peer group compensation is a primary factor, but additional factors include an individual’s performance, experience, expertise, and tenure with us. The executive compensation review conducted by Mercer, including its update in 2008, revealed that the base salaries of most of our executives are at or below competitive rates and market median levels.
     Each year the compensation committee recommends the base salary for our President and CEO for consideration and approval by the full board. For 2009, the committee approved management’s recommendation to freeze the base salary levels of all of our executive officers, including Mr. Magee. Similarly, for 2010, the base salary levels of our named executives were frozen at the 2008 levels. Accordingly, Mr. Magee’s salary of $382,000 has remained unchanged since 2008.
     The base salaries of other executive officers are established by our President and CEO. In setting base salaries, our President and CEO considers peer group compensation, as well as the individual performance of each respective executive officer. For the reasons noted above, the base salaries of our other named executives for 2009 remained unchanged from 2008 and were as follows: Mr. Shuster — $230,000; Mr. Reglin — $226,000; Mr. Kessel — $226,000; and Ms. Kimball — $226,000. To date, these salaries are the same for 2010.
     Annual Cash Incentives
     Annual cash incentives are paid under the terms of our Management Incentive Compensation Plan. This Plan sets forth performance incentives that are designed to provide for annual cash awards that are payable if we meet or exceed the annual performance objectives established by our board. Under this Plan, our board establishes annual performance levels as follows: (1) threshold represents the performance level of what must be achieved before any incentive awards are payable; (2) target performance is defined as a desired level of performance in view of all relevant factors, as described in more detail below; and (3) the maximum represents that which reflects outstanding performance. As noted above, target performance under this Plan is intended to provide for aggregate annual cash compensation (salary and bonus) that approximates peer level compensation.
     Threshold performance would result in earning 50 percent of the target incentive, target would be 100 percent, and maximum would be 200 percent, with compensation prorated between these award levels. Target incentive is defined as 65 percent of base salary for our CEO and 50 percent of base salary for our other named executives.
     For 2009, 75 percent of the performance goal was based upon our performance, while 25 percent was based upon predetermined individual goals. The corporate performance standards for 2009 were based upon our success in after-tax earnings per share (EPS), on success in reducing our loan loss provision and our success in growing core deposits. Each of the factors were weighted 25 percent. For 2009, the performance goals for our company were as follows:

		Loan Loss	Core
	EPS	Provision	Deposits
Threshold	$0.00	$51 million	$1.9 billion
Target	0.30	45 million	2.0 billion
Maximum	1.00	16 million	2.2 billion
     Following the adoption of the ARRA, discussed above, none of the named executives are currently eligible to receive any payments under our annual Management Incentive Compensation Plan. Given our performance during 2009, no bonuses were paid to any of our employees for

2009. Annually, the committee is to set these performance goals not later than the 60th day of each year. The performance goals for 2010 were not established due to the suspension of annual cash incentives under this plan for 2010. The awards are paid in full following certification of our financial results for the performance period.
     Long-Term Incentive Program
     Following the committee’s and our board’s review and analysis of the Mercer report, effective January 1, 2007, the board adopted a long-term incentive program that includes three separate components: stock options, restricted stock, and long-term cash, each of which comprise one-third of the total long-term incentive grant each year. The target value of the cumulative amount of these awards is set at 100 percent of our CEO’s salary and 50 percent for each of our other named executives. Because the first possible payout under the cash portion of the long-term program cannot be made until 2010 (the year after the first three-year performance period), the committee elected to grant stock options and restricted stock having a value equal to the aggregate target bonuses under the long-term incentive program for both 2007 and 2008. For 2009, and as explained in more detail below, the committee authorized only the grant of stock options under this program at a target value well below two-thirds of the target bonus.
     Cash Incentive Elements. The committee adopted performance goals for the cash portion of this long-term incentive program, based upon our three-year total shareholder return (TSR). TSR is determined by dividing the sum of our stock price appreciation and dividends by our stock price at the beginning of the performance period. The first performance period is the three year period beginning January 1, 2007. For purposes of determining achievement, our TSR is measured against the Nasdaq Bank Index median TSR over the same period. The committee established the three target levels of performance, with threshold at the 50th percentile, target at the 70th percentile and maximum at the 90th percentile.
     Equity-Based Incentive Element. The other two-thirds of the program are made up of stock options and shares of restricted stock, each of which are awarded under the terms of our Long-Term Incentive Plan. As a general practice, these awards are recommended by the committee, and approved by our board, at our board’s first meeting in each calendar year and after the announcement of our earnings for the immediately preceding year. Under this Plan, the committee has the authority to grant a wide variety of stock-based awards. The exercise price of options granted under this Plan may not be less than the fair market value of our common stock at the date of grant; options are restricted as to transferability and generally expire ten years after the date of grant. The Plan is intended to assist our executive officers in the achievement of our share ownership guidelines. Under these guidelines (1) our CEO is expected to own Independent Bank Corporation stock having a market value equal to twice his base salary, (2) our executive vice presidents are to own stock having a market value of not less than 125 percent of their respective base salaries, and (3) our senior vice presidents are to own stock having a market value of not less than 50 percent of their respective base salaries. Once these guidelines are achieved, the failure to maintain the guidelines due to decreases in the market value of our common stock does not mandate additional purchases; rather, further sales of our common stock are prohibited until the employee again reaches the required level of ownership. Not more than 75 percent of the shares held by an executive in our Employee Stock Ownership Plan (ESOP) may count toward the achievement of these guidelines, and only “in the money” stock options granted after January 1, 2004, count as well. These guidelines apply ratably over a five-year period commencing January 1, 2004, or the date of hire or promotion to one of these positions.
     The value of the options that make up one-third of our long-term incentive program is measured under ASC topic 718, “Compensation — Stock Compensation” and vest ratably over three years. The value of the shares of the restricted stock that make up the final one-third of our long-term incentive program is based upon the grant date value of the shares of our common stock. These shares do not vest until the fifth anniversary of the grant date.
     Due to the limited number of shares available for issuance under the terms of our Long-Term Incentive Plan, the committee elected to grant the entire amount of the equity portion of the long-term incentive program in the form of restricted shares of common stock for 2008. The value of the shares of restricted stock, based upon the grant date values, equaled 100 percent of our CEO’s base compensation and 50 percent of the base compensation of each of our other named executives. As of the time of the annual grant for equity-based awards under the Plan in 2009, there remained approximately 300,000 shares available for grant under the Plan. Due to the limited number of remaining shares available for award, and due to the fact that the committee utilized restricted stock awards exclusively in 2008, the committee approved the grant of options covering a total of 299,987 shares for 2009, which were allocated among participants in accordance with their respective target bonuses under the Long-Term Incentive Program. Based upon the restrictions imposed by ARRA, our named executives may only receive awards under the Plan in the form of restricted stock, subject to the further limitation that those shares may not vest while we are a TARP participant and the value of any award may not exceed one-third of that employee’s total annual compensation. No awards under the Long-Term Incentive Program have been made or authorized for 2010.
     Severance and Change in Control Payments
     We have in place Management Continuity Agreements for each of our executive officers. These agreements provide severance benefits if an individual’s employment is terminated within 36 months after a change in control or within six months before a change in control and if the individual’s employment is terminated or constructively terminated in contemplation of a change in control for three years thereafter. For purposes of these agreements, a “change in control” is defined to mean any occurrence reportable as such in a proxy statement under applicable rules of the SEC, and would include, without limitation, the acquisition of beneficial ownership of 20 percent or more of our voting securities by any person, certain extraordinary changes in the composition of our Board, or a merger or consolidation in which we are not the surviving entity, or our sale or liquidation.
     Severance benefits are not payable if an individual’s employment is terminated for cause, employment terminates due to an individual’s death or disability, or the individual resigns without “good reason.” An individual may resign with “good reason” after a change in control and receive his or her severance benefits if an individual’s salary or bonus is reduced, his or her duties and responsibilities are inconsistent with his or her prior position, or there is a material, adverse change in the terms or conditions of the individual’s employment. The agreements are for self-renewing terms of three years unless we elect not to renew the agreement. The agreements are automatically extended for a three-year term from the date of a change in control. These agreements provide for a severance benefit in a lump sum payment equal to 18 months to three years’ salary and bonus and a continuation of benefits’ coverage for 18 months to three years. These benefits are limited, however, to one dollar less than three times an executive’s “base amount” compensation as defined in Section 280G of the Internal Revenue Code of 1986, as amended.
     Following the adoption of the ARRA, discussed above, none of our ten most highly compensated employees will be eligible to receive any severance or change in control benefits due to the prohibition related to “golden parachute payments” for the period during which any obligation we have arising under TARP remains outstanding.
     Other Benefits
     We believe that other components of our compensation program, which are generally provided to other full-time employees, are an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, group life and accidental death and dismemberment insurance and our 401(k) Plan, and in each case on the same basis as other employees. We also maintain an ESOP that provides substantially all full-time employees with an equity interest in Independent Bank Corporation. Contributions to the ESOP are determined annually and are subject to the approval of our board. We did not make any contributions to the plan for the year ended December 31, 2009.
     Perquisites
     Our board and compensation committee regularly reviews the perquisites offered to our executive officers. The committee believes that the cost of such perquisites is relatively minimal. Under the standards established by the Treasury on June 15, 2009, we may not pay to any named executive or the next 20 most highly compensated employees any tax “gross-ups” on compensation such as perquisites.

Summary Compensation Table — 2009
     The following table shows certain information regarding the compensation for our Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers other than our CEO and CFO, referred to in this prospectus as named executives.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Bonus	Awards(2)	Awards(2)	Compensation	Compensation(3)	Totals
Michael M. Magee	2009	$382,000	—	$—	$42,677	$—	$26,853	$451,530
President and Chief	2008	382,000	—	349,996	—	—	35,904	767,900
Executive Officer	2007	350,000	—	174,995	174,998	51,186	21,878	773,057

Robert N. Shuster	2009	230,000	—	—	12,848	—	28,959	271,807
Executive Vice President and	2008	230,000	—	109,994	—	—	24,318	364,312
Chief Financial Officer	2007	220,000	—	54,994	54,999	39,600	21,051	390,644

David C. Reglin	2009	226,000	—	—	12,624	—	24,612	263,236
Executive Vice President -	2008	226,000	—	109,994	—	—	27,415	363,409
Retail Banking	2007	220,000	—	54,994	54,999	33,000	24,017	387,010

Stefanie M. Kimball(4)	2009	226,000	—	—	12,624	—	14,414	253,038
Executive Vice President -	2008	226,000	—	99,999	—	—	16,558	342,557
Chief Lending Officer	2007	130,769	—	49,987	49,997	25,000	3,399	259,152

William B. Kessel	2009	226,000	—	—	12,624	—	22,363	260,987
Executive Vice President -	2008	226,000	—	107,499	—	—	27,431	360,930
Chief Operations Officer	2007	215,000	—	53,742	53,748	32,500	25,494	380,484

(1)	Includes elective deferrals by employees pursuant to Section 401(k) of the Internal Revenue Code and elective deferrals pursuant to a non-qualified deferred compensation plan.

(2)	Amounts set forth in the stock award and option award columns represent the aggregate fair value of the awards as of the grant date, computed in accordance with FASB ASC topic 718, “Compensation — Stock Compensation.” The assumptions used in calculating these amounts are set forth in Note 15 in our consolidated financial statements for the year ended December 31, 2009, included in this prospectus.

(3)	Amounts include our contributions to the ESOP (subject to certain age and service requirements, all employees are eligible to participate in the plan), matching contributions to qualified defined contribution plans, IRS determined personal use of company owned automobiles, country club and other social club dues and restricted stock dividends.

(4)	Ms. Kimball began employment with us on April 25, 2007.

Grants of Plan-Based Awards — 2009
     The following table sets forth information on equity awards granted by us to the named executives during 2009 under our Long-Term Incentive Plan. The Compensation Discussion and Analysis provides further details on these awards under the Long-Term Incentive Plan. As noted in the Compensation Discussion and Analysis, our named executives are not eligible to participate in our Management Incentive Compensation Plan.

									All Other
									Option		Grant Date
								All Other Stock	Awards:	Exercise	Fair Value
								Awards:	Number of	Base Price	of Stock
		Estimated Possible Payouts Under Non-			Estimated Future Payouts Under Equity			Number of	Securities	of Option	and Option
	Grant	Equity Incentive Plan Awards			Incentive Plan Awards			Shares of Stock	Underlying	Awards	Awards
Name	Date	Threshold $(1)	Target $	Maximum $	Threshold $	Target $	Maximum $	or Units	Options(2)	($/Sh)(3)	($)(4)
Michael M. Magee	1/30/09	58,333	116,667	233,334					61,655	$1.59	$42,678
Robert N. Shuster	1/30/09	18,333	36,667	73,333					18,561	1.59	12,848
David C. Reglin	1/3009	18,333	36,667	73,333					18,238	1.59	12,624
Stefanie M. Kimball	1/30/09	16,667	33,333	66,667					18,238	1.59	12,624
William B. Kessel	1/30/09	17,917	35,833	71,667					18,238	1.59	12,624

(1)	Represents awards granted under our long term incentive program. The referenced payouts are dependent upon our three-year total shareholder return (TSR) as described in our Compensation Discussion and Analysis above for the period ending December 31, 2010, relative to the Nasdaq Bank Index median TSR over the same period.

(2)	Each option has a term of ten years and vests pro rata over three years.

(3)	The exercise price of all stock options equals the market value of our common stock on the grant date.

(4)	Grant date values are computed in accordance with ASC topic 718, “Compensation — Stock Compensation.”
     As shown in the Summary Compensation Table above, each named executive’s base salary generally constitutes the majority of his or her respective compensation for 2009, 2008 and 2007. This is due to the fact that no annual bonus was paid in 2008 or 2009 under the Management Incentive Compensation Plan and bonuses earned under that plan for 2007 were attributable to the achievement of certain individual performance goals. Effective January 1, 2007, our Management Incentive Compensation Plan was modified to permit our executives to earn relatively modest bonuses based upon individual achievement, irrespective of whether we achieved our financial performance targets.

Outstanding Equity Awards at Fiscal Year-End
     The following table shows the option and restricted stock awards that were outstanding as of December 31, 2009. The table shows both exercisable and unexercisable options, as well as shares of restricted stock that have not yet vested, all of which were granted under our long term incentive plan. During 2009, our named executives voluntarily surrendered, for no consideration, options providing for the purchase of 335,645 shares of our common stock. Each of these options had an exercise price of $10.00 or greater and an expiration date of greater than one year from the date of surrender.

		Option Awards				Stock Awards
		Number of Securities				Number of Shares	Market Value of
		Underlying		Option	Option	or Units of Stock	Shares or Units of
	Grant	Unexercised Options		Exercise	Exercise	That Have	Stock That Have
Name	Date	Exercisable	Unexercisable(1)	Price	Date	Not Vested(2)	Not Vested(3)
Michael M. Magee	01/21/01	10,218	—	$9.79	01/21/11
	04/24/07					10,485	$7,549
	01/15/08					45,871	33,027
	01/30/09		61,655	1.59	01/30/19

Robert N. Shuster	04/17/01	4,765	—	9.97	04/17/11
	05/11/04	1,686	—	22.13	04/20/10
	04/24/07					3,295	2,372
	01/15/08					14,416	10,380
	01/30/09		18,561	1.59	01/30/19

David C. Reglin	01/21/01	9,298	—	9.79	01/21/11
	04/17/01	6,047	—	9.97	04/17/11
	05/21/01	3,267	—	11.97	01/18/10
	04/24/07					3,295	2,372
	01/15/08					14,416	10,380
	01/30/09		18,238	1.59	01/30/19

Stefanie M. Kimball	04/24/07					2,995	2,156
	01/15/08					13,106	9,436
	01/30/09		18,238	1.59	01/30/19

William B. Kessel	04/24/07					3,220	2,318
	01/15/08					14,089	10,144
	01/30/09		18,238	1.59	01/30/19

(1)	The options granted on January 30, 2009, vest ratably over the three-year period beginning January 30, 2010.

(2)	The shares of restricted stock are subject to risks of forfeiture until they vest, in full, on the fifth anniversary of the grant date.

(3)	The market value of the shares of restricted stock that have not vested is based on the closing price of our common stock as of December 31, 2009.

Option Exercises and Stock Vested — 2009

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
Name	Acquired on Exercise	Exercise	Acquired on Vesting	Vesting

Michael M. Magee	—	—	—	—
Robert N. Shuster	—	—	—	—
David C. Reglin	—	—	—	—
Stefanie M. Kimball	—	—	—	—
William B. Kessel	—	—	—	—
None of our named executives exercised any options during 2009, nor were any restricted stock awards vested during 2009.
Nonqualified Deferred Compensation
     The table below provides certain information relating to each defined contribution plan that provides for the deferral of compensation on a basis that is not tax qualified.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings in	Withdrawals/	Balance
Name	Last FY	Last FY	Last FY	Distributions	at Last FYE

Michael M. Magee			$(14,482)	$—	$7,505
Robert N. Shuster			5,446	(8,512)	52,416
David C. Reglin			—	—	—
Stefanie M. Kimball			—	—	—
William B. Kessel			107	(23,057)	—
     Certain of our officers, including the named executives, can contribute, on a tax deferred basis, up to 80% of his or her base salary and 100% of his or her annual cash bonus into our executive non-qualified excess plan. We make no contributions to this plan, and contributions by participants may be directed into various investment options as selected by each participant. Earnings on the investments accrue to the participants on a tax deferred basis. Participants can withdraw balances from their accounts in accordance with plan provisions.

Other Potential Post-Employment Payments

	(1)	(2)
	Estimated Liability for Severance	Payment Limitation Based on IRS
	Payments & Benefit Amounts Under	Section 280G Limitation on Severance
Executive Name	Continuity Agreements	Amounts
Michael M. Magee	$1,302,958	$1,141,078
Robert N. Shuster	810,064	707,834
David C. Reglin	790,798	704,045
Stefanie M. Kimball	794,285	642,490
William B. Kessel	789,688	778,298

(1)	We have entered into Management Continuity Agreements with each of the above named executives that provide for defined severance compensation and other benefits if they are terminated following a change of control of our company. The Agreements provide for a lump sum payout of the severance compensation and a continuation of certain health and medical insurance related benefits for a period of three years. For further detailed information, see the section titled “Severance and Change in Control Payments” included as part of the Compensation Discussion and Analysis in this prospectus.

(2)	The total amounts which may be due under the Management Continuity Agreements are subject to and limited by Internal Revenue Code Section 280G, as amended. This column indicates the estimated payout based on IRS limitations.
     As long as we have any obligation outstanding arising under TARP, none of the potential payments described above can be paid due to the prohibition related to “golden parachute payments” under ARRA, as discussed above.
Director Compensation
     During 2009, in response to the prevailing, uncertain economic conditions, our board reduced by ten percent the annual retainer paid to non-employee directors as well as the annual retainer payable to non-employee directors of our bank. As a result, these amounts were $40,500 and $10,800, respectively for 2009, and will remain the same for 2010. Half of the combined retainer is paid in cash and the other half is paid under our Deferred Compensation and Stock Purchase Plan for Non-Employee Directors (the Purchase Plan) described below until that director achieves the required share ownership under our share ownership guidelines. Once a director has achieved the requisite level of share ownership under those guidelines, each director then has a choice of receiving his or her director compensation in cash or deferred share units under our Purchase Plan, at his or her discretion. Our board approved the payment of additional retainers of $5,000, $3,000, and $2,000 to the Chairpersons of our board’s audit committee, compensation committee, and nominating and corporate governance committee, respectively. No fees are payable for attendance at either board or committee meetings.
     Pursuant to our long term incentive plan, the compensation committee may grant options to each non-employee director to purchase shares of our common stock. No such stock options were granted during 2009, 2008 or 2007.
     The Purchase Plan provides that non-employee directors may defer payment of all or a part of their director fees (Fees) or receive shares of our common stock in lieu of cash payment of Fees. Under the Purchase Plan, each non-employee director may elect to participate in a Current Stock Purchase Account, a Deferred Cash Investment Account or a Deferred Stock Account.
     A Current Stock Purchase Account is credited with shares of our common stock having a fair market value equal to the Fees otherwise payable. A Deferred Cash Investment Account is credited with an amount equal to the Fees deferred and on each quarterly credit date with an appreciation factor that may not exceed the prime rate of interest charged by our bank. A Deferred Stock Account is credited with the amount of Fees deferred and converted into stock units based on the fair market value of our common stock at the time of the deferral. Amounts in the Deferred Stock Account are credited with cash dividends and other distributions on our common stock. Fees credited to a Deferred Cash Investment Account or a Deferred Stock Account are deferred for income tax purposes. The Purchase Plan does not provide for distributions of amounts deferred prior to a participant’s termination as a non-employee director. Participants may generally elect either a lump sum or installment distributions.

Director Compensation — 2009

				Aggregate
				Stock Options
	Fees Earned or	Option		Held
Name	Paid in Cash	Awards(1)	Totals	as of 12/31/09
Donna J. Banks	$51,300	$—	$51,300	—
Jeffrey A. Bratsburg	51,300	—	51,300	30,993
Stephen L. Gulis, Jr.(2)	71,300	—	71,300	—
Terry L. Haske(3)	59,300	—	59,300	16,455
Robert L. Hetzler(4)	51,800	—	51,800	16,455
Clarke B. Maxson	51,300	—	51,300	—
James E. McCarty(5)	54,300	—	54,300	—
Charles A. Palmer(6)	53,300	—	53,300	16,455
Charles C. Van Loan(4)	59,800	—	59,800	—

Totals	$503,700	$—	$503,700	80,358

(1)	No stock options were awarded to our board during 2009, 2008, or 2007. No amounts were recognized as compensation expense in 2009 for financial reporting purposes with respect to stock options granted to directors in accordance with SFAS No. 123R.

(2)	Includes additional retainer for service as chairperson of the audit committee and service on ad hoc special committee of our board.

(3)	Includes additional retainer for service on ad hoc special committee of our board.

(4)	Includes fees received for attendance at Mepco board meetings during 2009.

(5)	Includes additional retainer for service as chairperson of the compensation committee.

(6)	Includes additional retainer for service as chairperson of the nominating and corporate governance committee and for service on ad hoc special committee of our board.
Director Independence
     For many years, our board of directors has been committed to sound and effective corporate governance practices. Our board has documented those practices in our Corporate Governance Principles. These principles address director qualifications, periodic performance evaluations, stock ownership guidelines and other corporate governance matters. Under those principles, a majority of the members of our board must qualify as independent under the rules established by the Nasdaq stock market on which our stock trades. Our principles also require our board to have an audit committee, compensation committee and a nominating and corporate governance committee, and that each member of those committees qualifies as independent under the Nasdaq rules. Our Corporate Governance Principles, as well as the charters of each of the foregoing committees are available for review on our website at www.IndependentBank.com under the “Investor Relations” tab. (The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.)
     As required by our Corporate Governance Principles, our board has determined that each of the following directors qualifies as an “Independent Director”, as such term is defined in Market Place Rule 5605(a)(2) of The NASDAQ Stock Market LLC: Donna J. Banks, Jeffrey A. Bratsburg, Stephen L. Gulis, Terry L. Haske, Robert L. Hetzler, Clarke B. Maxson, James E. McCarty, Charles A. Palmer and Charles C. Van Loan. Our board has also determined that each member of the three committees of our board meets the independence requirements applicable to those committees as prescribed by the Nasdaq listing requirements, and, as to the audit committee, under the applicable rules of the SEC. There are no family relationships between or among our directors, nominees or executive officers.
Compensation Committee Interlocks and Insider Participation
     Our compensation committee, which met on five occasions in 2009, consists of directors Banks, Gulis, Hetzler, Van Loan, and McCarty (Chairman). Mr. Van Loan previously served as our CEO. None of our directors has interlocking or other relationships with other boards, compensation committees, or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

     Our compensation committee reviews and makes recommendations to our board on executive compensation matters, including any benefits to be paid to our executives and officers. At the beginning of each year, the committee meets to review our CEO’s performance against our corporate goals and objectives for the preceding year and also to review and approve the corporate goals and objectives that relate to CEO compensation for the forthcoming year. The committee also evaluates the CEO and other key executives’ payouts against (a) pre-established, measurable performance goals and budgets; (b) generally comparable groups of executives; and (c) external market trends. Following this review, the committee recommends to the full board, the annual base salary, annual incentive compensation, total compensation and benefits for our CEO. The committee is also responsible for approving equity-based compensation awards under our long term incentive plan. Base salaries of executive officers, other than our CEO, are established by our CEO.
     The committee is also responsible to recommend to the full board the amount and form of compensation payable to directors. From time to time, the committee relies upon third party consulting firms to assist the committee in its oversight of our executive compensation policy and our board compensation. This is discussed in more detail above.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of June 30, 2010, no person was known by us to be the beneficial owner of 5% or more of our common stock.
     The following table sets forth the beneficial ownership of our common stock by our named executives, set forth in the compensation table above, and by all directors and executive officers as a group as of June 30, 2010:

	Amount and
	Nature of
	Beneficial	Percent of
Name	Ownership(1)	Outstanding
Michael M. Magee	154,673 (2)	. 20
Robert N. Shuster	156,850	. 21
David C. Reglin	98,396	. 13
William B. Kessel	38,398	. 05
Stefanie M. Kimball	26,925	. 04
All executive officers and directors as a group (consisting of 18 persons)	3,653,587 (3)	4.82

(1)	In addition to shares held directly or under joint ownership with their spouses, beneficial ownership includes shares that are issuable under options exercisable within 60 days, and shares that are allocated to their accounts as participants in the ESOP.

(2)	Includes 10,424 common stock units held in a deferred compensation plan.

(3)	Beneficial ownership is disclaimed as to 2,026,332 shares, all of which are held by the Independent Bank Corporation Employee Stock Ownership Trust (which is the beneficial owner of 2,193,745 shares of our common stock (or 2.92%) as of June 30, 2010).

CERTAIN MANAGEMENT RELATIONSHIPS AND BENEFITS
Equity Compensation Plan Information
     We maintain certain equity compensation plans under which our common stock is authorized for issuance to employees and directors, including our Non-employee Director Stock Option Plan, Employee Stock Option Plan and Long-Term Incentive Plan.
     The following sets forth certain information regarding our equity compensation plans as of December 31, 2009.

(c)
	(a)		Number of securities
	Number of		remaining available for
	securities to be	(b)	future issuance under
	issued upon exercise	Weighted-average	equity compensation
	of outstanding	exercise price of	plans (excluding
	options, warrants	outstanding options,	securities reflected in
Plan Category	and rights	warrants and rights	column (a))

Equity compensation plans approved by security holders	1,099,000	$13.19	528,000

Equity compensation plan not approved by security holders	None		None
Certain Relationships and Related Transactions
     Our board of directors and executive officers and their associates were customers of, and had transactions with, our bank subsidiary in the ordinary course of business during 2009. All loans and commitments included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve an unusual risk of collectability or present other unfavorable features. Such loans totaled $599,000 at December 31, 2009, equal to 0.5% of shareholders’ equity.

UNDERWRITING
     Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated and FBR Capital Markets & Co. as the representatives of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of our common stock set forth opposite its name in the table below.

Number of
Name	Shares
Stifel, Nicolaus & Company, Incorporated	[•]
FBR Capital Markets & Co.	[•]
[•]	[•]

Total	[•]
     The underwriting agreement provides that the underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase our shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:
•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.
     Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.
     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.
Offering Price
     We have been advised that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $[•] per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $[•] per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.
Over-Allotment Option
     We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of [•] additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.
Commissions and Expenses
     The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total Without Option	Total With Option
	Per Share	Exercised	Exercised
Public offering price	$	$	$
Underwriting discount	$	$	$

     In addition to the underwriting discount, we will pay the legal fees of underwriters’ counsel up to a maximum of $17,500 per month and reimburse it for its out-of-pocket expenses.
     We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $[•].
Lock-Up Agreements
     We, our executive officers and our directors have agreed that for a period of [•] days from the date of this prospectus (subject to possible extension), neither we nor any of our executive officers or directors will, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. The [•]-day restricted period described above will be automatically extended if (1) during the last 17 days of the [•]-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the [•]-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day the [•]-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs. Stifel, Nicolaus & Company, Incorporated in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.
Indemnity
     We and our bank, jointly and severally, have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Electronic Prospectus Delivery
     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically. Stifel, Nicolaus & Company, Incorporated and FBR Capital Markets & Co. as representatives for the several underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any of these web sites and any other information contained on a web site maintained by an underwriter or syndicate member is not part of this prospectus.
Passive Market Making
     In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The Nasdaq Global Select Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Stabilization
     In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act as set forth below:
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market;

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering; and

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.
     These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.
Other Considerations
     It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.
     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.
LEGAL MATTERS
     The validity of the shares of common stock to be issued in this offering will be passed upon for us by Varnum LLP, Grand Rapids, Michigan. Certain legal matters related to this offering are being passed upon for the underwriters by Lewis, Rice & Fingerish, L.C., St. Louis, Missouri.
EXPERTS
     The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009, which are included in this prospectus, have been included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT BANK CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Financial Condition

	March 31,	December 31,
	2010	2009
	(unaudited)
	(in thousands)
Assets
Cash and due from banks	$46,939	$65,214
Interest bearing deposits	323,495	223,522

Cash and Cash Equivalents	370,434	288,736
Trading securities	49	54
Securities available for sale	149,858	164,151
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	27,854	27,854
Loans held for sale, carried at fair value	30,531	34,234
Loans
Commercial	799,673	840,367
Mortgage	728,705	749,298
Installment	286,501	303,366
Payment plan receivables	340,719	406,341

Total Loans	2,155,598	2,299,372
Allowance for loan losses	(76,132)	(81,717)

Net Loans	2,079,466	2,217,655
Other real estate and repossessed assets	40,284	31,534
Property and equipment, net	71,910	72,616
Bank owned life insurance	46,982	46,514
Other intangibles	9,938	10,260
Capitalized mortgage loan servicing rights	15,435	15,273
Prepaid FDIC deposit insurance assessment	20,352	22,047
Accrued income and other assets	37,677	34,436

Total Assets	$2,900,770	$2,965,364

Liabilities and Shareholders’ Equity
Deposits
Non-interest bearing	$331,217	$334,608
Savings and NOW	1,092,273	1,059,840
Retail time	551,000	542,170
Brokered time	523,052	629,150

Total Deposits	2,497,542	2,565,768
Other borrowings	157,524	131,182
Subordinated debentures	92,888	92,888
Vehicle service contract counterparty payables	14,387	21,309
Accrued expenses and other liabilities	41,218	44,356

Total Liabilities	2,803,559	2,855,503

Shareholders’ Equity
Preferred stock, Series A, no par value, $1,000 liquidation preference per share—200,000 shares authorized; 72,000 shares issued and outstanding at March 31, 2010 and December 31, 2009	69,334	69,157
Common stock, $1.00 par value—authorized: 500,000,000 shares at March 31, 2010 and 60,000,000 shares at December 31, 2009; issued and outstanding: 24,032,177 shares at March 31, 2010 and 24,028,505 shares at December 31, 2009	23,884	23,863
Capital surplus	201,754	201,618
Accumulated deficit	(184,012)	(169,098)
Accumulated other comprehensive loss	(13,749)	(15,679)

Total Shareholders’ Equity	97,211	109,861

Total Liabilities and Shareholders’ Equity	$2,900,770	$2,965,364

See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)
	(in thousands, except per
	share data)
Interest Income
Interest and fees on loans	$39,027	$44,401
Interest on securities
Taxable	1,160	1,733
Tax-exempt	685	1,107
Other investments	372	324

Total Interest Income	41,244	47,565

Interest Expense
Deposits	8,219	8,548
Other borrowings	2,994	4,670

Total Interest Expense	11,213	13,218

Net Interest Income	30,031	34,347
Provision for loan losses	17,070	30,038

Net Interest Income After Provision for Loan Losses	12,961	4,309

Non-interest Income
Service charges on deposit accounts	5,275	5,507
Net gains (losses) on assets
Mortgage loans	1,843	3,281
Securities	265	(564)
Other than temporary loss on securities available for sale
Total impairment loss	(118)	(17)
Loss recognized in other comprehensive loss

Net impairment loss recognized in earnings	(118)	(17)
VISA check card interchange income	1,572	1,415
Mortgage loan servicing	432	(842)
Title insurance fees	494	609
Other income	2,254	2,189

Total Non-interest Income	12,017	11,578

Non-interest Expense
Compensation and employee benefits	13,213	12,577
Loan and collection	4,786	4,038
Vehicle service contract counterparty contingencies	3,418	800
Occupancy, net	2,909	3,048
Data processing	2,105	2,096
Loss on other real estate and repossessed assets	2,029	1,261
FDIC deposit insurance	1,802	1,186
Furniture, fixtures and equipment	1,719	1,849
Credit card and bank service fees	1,675	1,464
Advertising	779	1,442
Other expenses	4,644	4,430

Total Non-interest Expense	39,079	34,191

Loss Before Income Tax	(14,101)	(18,304)
Income tax expense (benefit)	(264)	293

Net Loss	$(13,837)	$(18,597)

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)
	(in thousands, except per
	share data)
Preferred dividends and discount accretion	1,077	1,075

Net Loss Applicable to Common Stock	$(14,914)	$(19,672)

Comprehensive Loss	$(11,907)	$(17,664)

Net Loss Per Common Share
Basic	$(.62)	$(.84)
Diluted	(.62)	(.84)
Dividends Per Common Share
Declared	$.00	$.01
Paid	.00	.01
See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows

	Three months ended
	March 31,
	2010	2009
	(unaudited)
	(in thousands)
Net Loss	$(13,837)	$(18,597)

Adjustments to Reconcile Net Loss to Net Cash from (used in) Operating Activities
Proceeds from sales of loans held for sale	91,496	145,692
Disbursements for loans held for sale	(85,950)	(148,900)
Provision for loan losses	17,070	30,038
Depreciation, amortization of intangible assets and premiums and accretion of discounts on securities and loans	(9,321)	(8,809)
Net gains on sales of mortgage loans	(1,843)	(3,281)
Net (gains) losses on securities	(265)	564
Securities impairment recognized in earnings	118	17
Net loss on other real estate and repossessed assets	2,029	1,261
Deferred loan fees	329	(9)
Share based compensation	157	170
(Increase) decrease in accrued income and other assets	(3,059)	5,386
Increase (decrease) in accrued expenses and other liabilities	(3,916)	5,334

	6,845	27,463

Net Cash from (used in) Operating Activities	(6,992)	8,866

Cash Flow from (used in) Investing Activities
Proceeds from the sale of securities available for sale	25,415	6,434
Proceeds from the maturity of securities available for sale	890	1,293
Principal payments received on securities available for sale	6,006	6,610
Purchases of securities available for sale	(15,188)	(11,386)
Portfolio loans originated, net of principal payments	117,797	(14,537)
Proceeds from the sale of other real estate	4,008	1,624
Capital expenditures	(1,432)	(2,988)

Net Cash from (used in) Investing Activities	137,496	(12,950)

Cash Flow from (used in) Financing Activities
Net increase (decrease) in total deposits	(68,226)	94,549
Net decrease in other borrowings and federal funds purchased	(1,648)	(60,839)
Proceeds from Federal Home Loan Bank advances	28,000	176,524
Payments of Federal Home Loan Bank advances	(10)	(214,033)
Net increase (decrease) in vehicle service contract counterparty payables	(6,922)	13,423
Dividends paid		(861)

Net Cash from (used in) Financing Activities	(48,806)	8,763

Net Increase in Cash and Cash Equivalents	81,698	4,679
Cash and Cash Equivalents at Beginning of Period	288,736	57,705

Cash and Cash Equivalents at End of Period	$370,434	$62,384

Cash paid during the period for
Interest	$9,892	$14,169
Income taxes	62	59
Transfer of loans to other real estate	14,787	9,009
See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity

	Three months ended
	March 31,
	2010	2009
	(unaudited)
	(in thousands)
Balance at beginning of period	$109,861	$194,877
Net loss	(13,837)	(18,597)
Preferred dividends	(900)	(900)
Cash dividends declared		(240)
Issuance of common stock		1,193
Share based compensation	157	170
Net change in accumulated other comprehensive income, net of related tax effect	1,930	933

Balance at end of period	$97,211	$177,436

See notes to interim condensed consolidated financial statements (unaudited)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. The interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures made are adequate to make the information not misleading. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2009 included in our annual report on Form 10-K.
In our opinion, the accompanying unaudited condensed consolidated financial statements contain all the adjustments necessary to present fairly our consolidated financial condition as of March 31, 2010 and December 31, 2009, and the results of operations for the three-month periods ended March 31, 2010 and 2009. The results of operations for the three-month period ended March 31, 2010, are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the prior period financial statements to conform to the current period presentation. Our critical accounting policies include the assessment for other than temporary impairment (“OTTI”) on investment securities, the determination of the allowance for loan losses, the determination of vehicle service contract payment plan counterparty contingencies, the valuation of derivative financial instruments, the valuation of originated mortgage loan servicing rights and the valuation of deferred tax assets. Refer to our 2009 Annual Report on Form 10-K for a disclosure of our accounting policies.
2. In June 2009, the FASB issued FASB ASC Topic 860 “Transfers and Servicing” (formerly SFAS No. 166 “Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140”). This standard removes the concept of a qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The adoption of this standard on January 1, 2010 did not have a material impact on our consolidated financial statements.
In June 2009, the FASB issued FASB ASC Topic 810-10, “Consolidation” (formerly SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”). The standard amends tests for variable interest entities to determine whether a variable interest entity must be consolidated. This standard requires an entity to perform an analysis to determine whether an entity’s variable interest or interests give it a controlling financial interest in a variable interest entity. This standard requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and enhanced disclosures that provide more transparent information about an entity’s involvement with a variable interest entity. The adoption of this standard on January 1, 2010 did not have a material impact on our consolidated financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
3. Securities available for sale consist of the following:

	Amortized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)
March 31, 2010
U.S. agency residential mortgage-backed	$57,992	$1,381	$55	$59,318
Private label residential mortgage-backed	21,879	5	5,931	15,953
Other asset-backed	5,411	29	8	5,432
Obligations of states and political subdivisions	59,321	1,255	269	60,307
Trust preferred	9,463	183	798	8,848

Total	$154,066	$2,853	$7,061	$149,858

December 31, 2009
U.S. agency residential mortgage-backed	$46,108	$1,500	$86	$47,522
Private label residential mortgage-backed	38,531	97	7,653	30,975
Other asset-backed	5,699		194	5,505
Obligations of states and political subdivisions	66,439	1,096	403	67,132
Trust preferred	14,272	456	1,711	13,017

Total	$171,049	$3,149	$10,047	$164,151

Our investments’ gross unrealized losses and fair values aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position follows:

	Less Than Twelve Months		Twelve Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In thousands)
March 31, 2010
U.S. agency residential mortgage-backed	$5,816	$55			$5,816	$55
Private label residential mortgage-backed	295	1	$14,386	$5,930	14,681	5,931
Other asset backed			2,477	8	2,477	8
Obligations of states and political subdivisions	1,401	49	4,262	220	5,663	269
Trust preferred			3,884	798	3,884	798

Total	$7,512	$105	$25,009	$6,956	$32,521	$7,061

December 31, 2009
U.S. agency residential mortgage-backed	$7,310	$86			$7,310	$86
Private label residential mortgage-backed	4,343	112	$18,126	$7,541	22,469	7,653
Other asset backed	783	3	4,722	191	5,505	194
Obligations of states and subdivisions	4,236	124	3,960	279	8,196	403
Trust preferred			7,715	1,711	7,715	1,711

Total	$16,672	$325	$34,523	$9,722	$51,195	$10,047

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Our portfolio of available-for-sale securities is reviewed quarterly for impairment in value. In performing this review management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet the aforementioned recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income or loss.
U.S. Agency residential mortgage-backed securities — at March 31, 2010 we had 3 securities whose fair market value is less than amortized cost. The unrealized losses are largely attributed to rising interest rates. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
Private label residential mortgage and other asset-backed securities — at March 31, 2010 we had 14 securities whose fair value is less than amortized cost. Eleven of the issues are rated by a major rating agency as investment grade while three are below investment grade. During 2009 pricing conditions in the private label residential mortgage and other asset-backed security markets were characterized by sporadic secondary market flow, significant implied liquidity risk premiums, a wide bid / ask spread and an absence of new issuances of similar securities. In the first quarter of 2010, while this market is still “closed” to new issuance, secondary market trading activity increased and appeared to be more orderly than compared to 2009. In addition, many bonds are trading at levels near their economic value with fewer distressed valuations relative to 2009. Prices for many securities have been rising, due in part to negative new supply. This improvement in trading activity is supported by sales of 11 securities with an amortized cost of $14.2 million at a $0.2 million gain during the first quarter of 2010.
The unrealized losses, while showing improvement in the aggregate in the first quarter of 2010, are largely attributable to credit spread widening on these securities. The underlying loans within these securities include Jumbo (46%), Alt A (29%) and manufactured housing (25%).

	March 31, 2010		December 31, 2009
		Net		Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
	(In thousands)
Private label residential mortgage-backed
Jumbo	$9,732	$(3,571)	$21,718	$(5,749)
Alt-A	6,221	(2,355)	9,257	(1,807)

Other asset-backed — Manufactured housing	5,432	21	5,505	(194)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
All of the private label residential mortgage-backed transactions have geographic concentrations in California, ranging from 29% to 59% of the collateral pool. Typical exposure levels to California (median exposure is 39%) are consistent with overall market collateral characteristics. Five transactions have modest exposure to Florida, ranging from 5% to 11%, and one transaction has modest exposure to Arizona (5%). The underlying collateral pools do not have meaningful exposure to Nevada, Michigan or Ohio. None of the issues involve subprime mortgage collateral. Thus the impact of this market segment is only indirect, in that it has impacted liquidity and pricing in general for private label residential mortgage-backed securities. The majority of transactions are backed by fully amortizing loans. However, eight transactions have concentrations in interest only loans ranging from 31% to 94%. The structure of the residential mortgage and other asset-backed securities portfolio provides protection to credit losses. The portfolio primarily consists of senior securities as demonstrated by the following: super senior (7%), senior (66%), senior support (15%) and mezzanine (12%). The mezzanine classes are from seasoned transactions (68 to 96 months) with significant levels of subordination (8% to 24%). Except for the additional discussion below relating to other than temporary impairment, each private label residential mortgage and other asset-backed security has sufficient credit enhancement via subordination to reasonably assure full realization of book value. This assertion is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes other real estate (ORE), foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies.
All of these securities are receiving principal and interest payments. Most of these transactions are passthrough structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The nonreceipt of interest cash flows is not expected and thus not presently considered in our discounted cash flow methodology discussed below.
In addition to the review discussed above, certain securities, including the three securities with a rating below investment grade, were reviewed for OTTI utilizing a cash flow projection. The scope of review included securities that account for 91% of the $5.9 million in gross unrealized losses. The cash flow analysis forecasted cash flow from the underlying loans in each transaction and then applied these cash flows to the bonds in the securitization. The cash flows from the underlying loans considered contractual payment terms (scheduled amortization), prepayments, defaults and severity of loss given default. The analysis used dynamic assumptions for prepayments, defaults and severity. Near term prepayment assumptions were based on recently observed prepayment rates. In many cases, recently observed prepayment rates are depressed due to a sharp decline in new jumbo loan issuance. This loan market is heavily dependent upon securitization for funding, and new securitization transactions have been minimal. Some transactions have experienced a decline in prepayment activity due to the lack of refinancing opportunities for nonconforming mortgages. In these cases, our projections anticipate that prepayment rates gradually revert to historical levels. For seasoned ARM transactions, normalized prepayment rates are estimated at 15% to 25% CPR. For fixed rate collateral (one transaction), the prepayment speed is projected to increase modestly given the spread differential between the collateral and the current market rate for conforming mortgages.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Near term default assumptions were based on recent default observations as well as the volume of existing real-estate owned, pending foreclosures and severe delinquencies. Default levels generally are projected to remain elevated for a period of time sufficient to address the level of distressed loans in the transaction. Our projections expect defaults to then decline as the housing market and the economy stabilize, generally after 2 to 3 years. Current severity assumptions are based on recent observations. Loss severity is expected to decline gradually as the housing market and the economy stabilize, generally after 2 to 3 years. Except for one below investment grade security discussed in further detail below, our cash flow analysis forecasts complete recovery of our cost basis for each reviewed security.
At March 31, 2010 one below investment grade private label residential mortgage-backed security with a fair value of $6.1 million and an unrealized loss of $1.4 million (amortized cost of $7.5 million) had unrealized losses that were considered other than temporary. The underlying loans in this transaction are 30 year fixed rate jumbos with an average origination date FICO of 748 and an average origination date loan-to-value ratio of 73%. The loans backing this transaction were originated in 2007 and is our only security backed by 2007 vintage loans. We believe that this vintage is a key differentiating factor between this security and the others in our portfolio that do not have unrealized losses that are considered OTTI. The bond is a senior security that is receiving principal and interest payments similar to principal reductions in the underlying collateral. The cash flow analysis described above calculated an OTTI of $1.4 million at March 31, 2010, $0.116 million of this amount was attributed to credit and was recognized in our consolidated statements of operations ($0.051 million during the three months ending March 31, 2010 and $0.065 million during the three months ending December 31, 2009) while the balance was attributed to other factors and reflected in other comprehensive income (loss) during those same periods.
As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.
Obligations of states and political subdivisions — at March 31, 2010 we had 22 municipal securities whose fair value is less than amortized cost. The unrealized losses are largely attributed to a widening of market spreads and continued illiquidity for certain issues. The majority of the securities are not rated by a major rating agency. Approximately 76% of the non rated securities originally had a AAA credit rating by virtue of bond insurance. However, the insurance provider no longer has an investment grade rating. The remaining non rated issues are small local issues that did not receive a credit rating due to the size of the transaction. The non rated securities have a periodic internal credit review according to established procedures. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
Trust preferred securities — at March 31, 2010 we had four securities whose fair value is less than amortized cost. All of our trust preferred securities are single issue securities issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities over the past two years has suffered from significant credit spread widening fueled by uncertainty regarding potential losses of financial companies, the absence of a liquid functioning secondary market and potential supply concerns from financial companies issuing new debt to recapitalize themselves. During the first quarter of 2010, although still showing signs of weakness, pricing for non-rated issues improved due to Libor spread tightening. One of the four securities is rated by a major rating agency as investment grade, while one is split rated (this security is rated as investment grade by one major rating agency and below investment grade by another) and the other two are non-rated. The two non-rated issues are relatively small banks and neither of these issues were ever rated. The issuers on these trust preferred securities, which had a combined book value of $2.8 million and a combined fair value of $2.5 million as of March 31, 2010, continue to make interest payments and have satisfactory credit metrics.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Our OTTI analysis for trust preferred securities is based on a security level financial analysis of the issuer. This review considers: external credit ratings, maturity date of the instrument, the scope of the bank’s operations, relevant financial metrics and recent issuer specific news. The analysis of relevant financial metrics includes: capital adequacy, asset quality, earnings and liquidity. We use the same OTTI review methodology for both rated and non-rated issues. During the first quarter of 2010 we recorded OTTI on an unrated trust preferred security of $0.067 million (we had recorded OTTI on this security of $0.183 million in prior periods). Specifically, this issuer has deferred interest payments on all of its trust preferred securities and is operating under a written agreement with the regulatory agencies that specifically prohibits dividend payments. The issuer is a relatively small bank with operations centered in southeast Michigan. The issuer reported losses in 2008 and 2009 and now is insolvent. Additionally, the issuer has a high volume of nonperforming assets. This investment’s amortized cost has been written down to zero, compared to a par value of $0.25 million.
The following table breaks out our trust preferred securities in further detail as of March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
		Net		Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
	(In thousands)
Trust preferred securities
Rated issues — no OTTI	$6,392	$(267)	$11,188	$(212)
Unrated issues — no OTTI	2,456	(348)	1,761	(1,044)
Unrated issues — with OTTI	0	0	68	1
As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.
The amortized cost and fair value of securities available for sale at March 31, 2010, by contractual maturity, follow. The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	Amortized	Fair
	Cost	Value
	(In thousands)
Maturing within one year	$2,559	$2,582
Maturing after one year but within five years	11,728	12,076
Maturing after five years but within ten years	24,857	25,225
Maturing after ten years	29,640	29,272

	68,784	69,155
U.S. agency residential mortgage-backed	57,992	59,318
Private label residential mortgage-backed	21,879	15,953
Other asset-backed	5,411	5,432

Total	$154,066	$149,858

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis. A summary of proceeds from the sale of securities available for sale and gains and losses for the three month periods ending March 31, follows:

		Realized
	Proceeds	Gains	Losses(1)
	(In thousands)
2010	$25,415	$304	$34
2009	6,434	225	6

(1)	Losses in 2010 and 2009 exclude $0.118 million and $0.017 million of other than temporary impairment, respectively.
During 2010 and 2009 our trading securities consisted of various preferred stocks. During the first three months of 2010 and 2009 we recognized losses on trading securities of $0.005 million and $0.783 million, respectively, that are included in net gains (losses) on assets in the consolidated statements of operations. Both of these amounts relate to losses recognized on trading securities still held at each respective period end.
4. Our assessment of the allowance for loan losses is based on an evaluation of the loan portfolio, recent loss experience, current economic conditions and other pertinent factors. Loans on non-accrual status and past due more than 90 days (“Non-performing Loans”) amounted to $98.3 million at March 31, 2010, and $109.9 million at December 31, 2009.
Impaired loans are as follows:

	March 31,	December 31,
	2010	2009
	(in thousands)
Impaired loans with no allocated allowance
TDR	$8,846	$9,059
Non — TDR	5,364	2,995
Impaired loans with an allocated allowance
TDR — allowance based on collateral	29,267	3,552
TDR — allowance based on present value cash flow	82,298	74,287
Non — TDR — allowance based on collateral	43,105	68,032

Total impaired loans	$168,880	$157,925

Amount of allowance for loan losses allocated
TDR — allowance based on collateral	$7,850	$761
TDR — allowance based on present value cash flow	9,996	7,828
Non — TDR — allowance based on collateral	12,578	21,004

Total amount of allowance for losses allocated	$30,424	$29,593

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Our average investment in impaired loans was approximately $163.4 million and $90.3 million for the three-month periods ended March 31, 2010 and 2009, respectively. Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance. Interest income recognized on impaired loans during the first three months of 2010 and 2009 was approximately $1.3 million and $0.2 million, respectively, the majority of which was received in cash.
The increase in impaired loans relative to the decrease in Non-performing Loans during the first quarter of 2010 reflects a $23.5 million increase from December 31, 2009 in troubled debt restructured (“TDR”) loans that remain performing at March 31, 2010. The increase in TDR loans is primarily attributed to the restructuring of repayment terms of residential mortgage and commercial loans. TDR loans not already included in Non-performing Loans totaled $95.5 million and $72.0 million at March 31, 2010 and December 31, 2009, respectively.
An analysis of the allowance for loan losses is as follows:

	Three months ended
	March 31,
	2010		2009
		Unfunded		Unfunded
	Loans	Commitments	Loans	Commitments
	(dollars in thousands)
Balance at beginning of period	$81,717	$1,858	$57,900	$2,144
Additions (deduction)
Provision charged to operating expense	17,014	56	30,124	(86)
Recoveries credited to allowance	991		607
Loans charged against the allowance	(23,590)		(30,326)

Balance at end of period	$76,132	$1,914	$58,305	$2,058

Net loans charged against the allowance to average Portfolio Loans (annualized)	4.10%		4.91%
5.	Comprehensive loss for the three-month periods ended March 31 follows:

	Three months ended
	March 31,
	2010	2009
	(in thousands)
Net loss	$(13,837)	$(18,597)
Net change in unrealized loss on securities available for sale, net of related tax effect	82	833
Change in unrealized losses on securities available for sale for which a portion of other than temporary impairment has been recognized in earnings	1,667
Net change in unrealized loss on derivative instruments, net of related tax effect	106	100
Reclassification adjustment for accretion on settled derivative instruments	75

Comprehensive loss	$(11,907)	$(17,664)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The net change in unrealized loss on securities available for sale reflects net gains reclassified into earnings as follows:

	Three months ended
	March 31,
	2010	2009
	(in thousands)
Net gain reclassified into earnings	$152	$202
Federal income tax expense as a result of the reclassification of these amounts from comprehensive income
6. Our reportable segments are based upon legal entities. We currently have two reportable segments: Independent Bank (“IB”) and Mepco Finance Corporation (“Mepco”). These business segments are also differentiated based on the products and services provided. We evaluate performance based principally on net income (loss) of the respective reportable segments.
In the normal course of business, our IB segment provides funding to our Mepco segment through an intercompany line of credit priced at Prime beginning on January 1, 2010 and priced principally based on Brokered CD rates prior to that time. Our IB segment also provides certain administrative services to our Mepco segment which reimburses at an agreed upon rate. These intercompany transactions are eliminated upon consolidation. The only other material intersegment balances and transactions are investments in subsidiaries at the parent entities and cash balances on deposit at our IB segment.
A summary of selected financial information for our reportable segments as of or for the three-month periods ended March 31, follows:

	IB	Mepco (1)	Other (2)	Elimination (3)	Total
	(in thousands)
2010
Total assets	$2,533,434	$365,248	$200,554	$(198,466)	$2,900,770
Interest income	29,661	11,583			41,244
Net interest income	22,889	8,977	(1,835)		30,031
Provision for loan losses	17,173	(103)			17,070
Income (loss) before income tax	(12,721)	1,084	(2,440)	(24)	(14,101)
Net income (loss)	(12,042)	669	(2,440)	(24)	(13,837)

2009
Total assets	$2,572,665	$380,492	$273,369	$(273,545)	$2,952,981
Interest income	36,282	11,283			47,565
Net interest income	25,628	10,428	(1,709)		34,347
Provision for loan losses	29,876	162			30,038
Income (loss) before income tax	(23,363)	7,096	(2,013)	(24)	(18,304)
Net income (loss)	(21,145)	4,585	(2,013)	(24)	(18,597)

(1)	Total assets include gross payment plan receivables of $0.8 million and $12.0 million at March 31, 2010 and 2009, respectively from customers domiciled in Canada. The amount at March 31, 2010 represents less than 1% of total payment plan receivables outstanding and we anticipate this balance to decline in future periods.

(2)	Includes amounts relating to our parent company and certain insignificant operations.

(3)	Includes parent company’s investment in subsidiaries and cash balances maintained at subsidiary.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
7. Basic income per share includes weighted average common shares outstanding during the period and participating share awards. Diluted income per share includes the dilutive effect of additional potential common shares to be issued upon the exercise of stock options and stock units for a deferred compensation plan for non-employee directors.
A reconciliation of basic and diluted earnings per share for the three-month periods ended March 31 follows:

	Three months
	ended
	March 31,
	2010	2009
	(in thousands, except per share
	amounts)
Net loss applicable to common stock	$(14,914)	$(19,672)

Shares outstanding	24,032	23,366
Effect of stock options
Stock units for deferred compensation plan for non-employee directors	72	66

Shares outstanding for calculation of diluted earnings per share	24,104	23,432

Net loss per common share
Basic	$(.62)	$(.84)
Diluted(1)	(.62)	(.84)

(1)	For any period in which a loss is recorded, the assumed exercise of stock options and stock units for deferred compensation plan for non-employee directors would have an anti-dilutive impact on the loss per share and thus are ignored in the diluted per share calculation.
Weighted average stock options outstanding that were anti-dilutive totaled 1.1 million and 1.5 million for the three-months ended March 31, 2010 and 2009, respectively.
8. We are required to record derivatives on the balance sheet as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.
Our derivative financial instruments according to the type of hedge in which they are designated follows:

		March 31, 2010
		Average
	Notional	Maturity	Fair
	Amount	(years)	Value
	(dollars in thousands)
Cash Flow Hedges
Pay fixed interest-rate swap agreements	$70,000	1.6	$(2,211)
Interest-rate cap agreements	35,000	0.3	(7)

	$105,000	1.2	$(2,218)

No hedge designation
Pay fixed interest-rate swap agreements	$45,000	1.5	$(1,919)
Interest-rate cap agreements	50,000	0.5
Rate-lock mortgage loan commitments	25,284	0.1	512
Mandatory commitments to sell mortgage loans	54,992	0.1	108

Total	$175,276	0.6	$(1,299)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.
We use variable-rate and short-term fixed-rate (less than 12 months) debt obligations to fund a portion of our balance sheet, which exposes us to variability in interest rates. To meet our objectives, we may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates (“Cash Flow Hedges”). Cash Flow Hedges currently include certain pay-fixed interest-rate swaps and interest-rate cap agreements.
Through certain special purposes entities we issue trust preferred securities as part of our capital management strategy. Certain of these trust preferred securities are variable rate which exposes us to variability in cash flows . To mitigate our exposure to fluctuations in cash flows resulting from changes in interest rates, on approximately $20.0 million of variable rate trust preferred securities, we entered into a pay-fixed interest-rate swap agreement in September, 2007. During the fourth quarter of 2009 we elected to defer payment of interest on this variable rate trust preferred security. As a result, this pay-fixed interest rate swap was transferred to a no hedge designation and the $1.6 million unrealized loss which was included as a component of accumulated other comprehensive loss at the time of the transfer will be reclassified into earnings over the remaining life of this pay-fixed swap. Subsequent changes in the fair value of this pay-fixed swap are recorded in earnings.
Pay-fixed interest-rate swaps convert the variable-rate cash flows on debt obligations to fixed-rates. Under interest-rate cap agreements, we will receive cash if interest rates rise above a predetermined level. As a result, we effectively have variable-rate debt with an established maximum rate. We pay an upfront premium on interest rate caps which is recognized in earnings in the same period in which the hedged item affects earnings. Unrecognized premiums from interest rate caps aggregated to $0.1 million at both March 31, 2010 and December 31, 2009, respectively.
We record the fair value of Cash Flow Hedges in accrued income and other assets and accrued expenses and other liabilities. On an ongoing basis, we adjust our balance sheet to reflect the then current fair value of Cash Flow Hedges. The related gains or losses are reported in other comprehensive income or loss and are subsequently reclassified into earnings, as a yield adjustment in the same period in which the related interest on the hedged items (primarily variable-rate debt obligations) affect earnings. It is anticipated that approximately $2.2 million, of unrealized losses on Cash Flow Hedges at March 31, 2010 will be reclassified to earnings over the next twelve months. To the extent that the Cash Flow Hedges are not effective, the ineffective portion of the Cash Flow Hedges are immediately recognized as interest expense. The maximum term of any Cash Flow Hedge at March 31, 2010 is 4.8 years.
Certain financial derivative instruments are not designated as hedges. The fair value of these derivative financial instruments have been recorded on our balance sheet and are adjusted on an ongoing basis to reflect their then current fair value. The changes in the fair value of derivative financial instruments not designated as hedges, are recognized currently in earnings.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (“Rate Lock Commitments”). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (“Mandatory Commitments”) to reduce the impact of price fluctuations of mortgage loans held for sale and Rate Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of gains on the sale of mortgage loans. We obtain market prices on Mandatory Commitments and Rate Lock Commitments. Net gains on the sale of mortgage loans, as well as net income may be more volatile as a result of these derivative instruments, which are not designated as hedges.
The following table illustrates the impact that the derivative financial instruments discussed above have on individual line items in the Condensed Consolidated Statements of Financial Condition for the periods presented:
Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	March 31,		December 31,		March 31,		December 31,
	2010		2009		2010		2009
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value
	(in thousands)
Derivatives designated as hedging instruments
Pay-fixed interest rate swap agreements					Other liabilities	$2,211	Other liabilities	$2,328
Interest-rate cap agreements					Other liabilities	7	Other liabilities	1

Total						2,218		2,329

Derivatives not designated as hedging intruments
Pay-fixed interest rate swap agreements					Other liabilities	1,919	Other liabilities	1,930
Interest-rate cap agreements
Rate-lock mortgage loan commitments	Other assets	$512	Other assets	$217
Mandatory commitments to sell mortgage loans	Other assets	108	Other assets	715

Total		620		932		1,919		1,930

Total derivatives		$620		$932		$4,137		$4,259

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The effect of derivative financial instruments on the Condensed Consolidated Statements of Operations follows:

Three Month Periods Ended March 31,
			Location of
			Gain (Loss)
			Reclassified
			from	Gain (Loss)
	Gain (Loss)		Accumulated	Reclassified from
	Recognized in		Other	Accumulated Other
	Other		Comprehensive	Comprehensive
	Comprehensive		Income into	Income		Location of	Gain (Loss)
	Income		Income	into Income		Gain (Loss)	Recognized
	(Effective Portion)		(Effective	(Effective Portion)		Recognized	in Income(1)
	2010	2009	Portion)	2010	2009	in Income(1)	2010	2009
	(in thousands)
Cash Flow Hedges
Pay-fixed interest rate swap agreements	$931	$429	Interest expense	$(699)	$(493)
Interest-rate cap agreements	92	330	Interest expense	(46)	(166)	Interest expense	$(6)	$(16)

Total	$1,023	$759		$(745)	$(659)		$(6)	$(16)

No hedge designation
Pay-fixed interest rate swap agreements						Interest expense	$11	$(99)
Interest-rate cap agreements						Interest expense		(90)
Rate-lock mortgage loan commitments						Mortgage loan gains	295	653
Mandatory commitments to sell mortgage loans						Mortgage loan gains	(607)	46

Total							$(301)	$510

(1)	For cash flow hedges, this location and amount refers to the ineffective portion.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
9. Intangible assets, net of amortization, were comprised of the following at March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
(in thousands)
Amortized intangible assets — Core deposit	$31,326	$21,388	$31,326	$21,066

Amortization of intangibles has been estimated through 2015 and thereafter in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

(in
thousands)
Nine months ended December 31, 2010	$958
Year ending December 31:
2011	1,371
2012	1,088
2013	1,078
2014	801
2015 and thereafter	4,642

Total	$9,938

10. We maintain performance-based compensation plans that include a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. This plan, which is shareholder approved, permits the grant of additional share based awards for up to 0.9 million shares of common stock as of March 31, 2010. Share based compensation awards are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.
During the first quarter of 2010 we completed a stock option exchange program under which eligible employees were able to exchange certain stock options for a lesser amount of new stock options. Pursuant to this stock option exchange program, 0.5 million stock options were exchanged for 0.1 million new stock options. The new stock options granted have an exercise price equal to the market value on the date of grant, generally vest over a one year period and have the same expiration dates as the options exchanged which ranged from 1.2 years to 7.2 years. The new options had a value substantially equal to the value of the options exchanged.
We also granted, pursuant to our performance-based compensation plans, 0.3 million stock options to our officers on January 30, 2009. The stock options have an exercise price equal to the market value on the date of grant, vest ratably over a three year period and expire 10 years from date of grant. We use the Black Scholes option pricing model to measure compensation cost for stock options. We also estimate expected forfeitures over the vesting period.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Total compensation cost recognized during the first three months of 2010 and 2009 for stock option and restricted stock grants was $0.2 million in each period, respectively. The corresponding tax benefit relating to this expense was zero for the first three months of 2010 and 2009, respectively.
At March 31, 2010, the total expected compensation cost related to non-vested stock option and restricted stock awards not yet recognized was $1.5 million. The weighted-average period over which this amount will be recognized is 2.5 years.
A summary of outstanding stock option grants and transactions follows:

	Three-months ended March 31, 2010
			Weighted-
			Average
			Remaining	Aggregated
		Average	Contractual	Intrinsic
	Number of	Exercise	Term	Value (in
	Shares	Price	(years)	thousands)
Outstanding at January 1, 2010	1,098,550	$13.19
Granted	99,855	0.74
Exercised
Exchanged	(547,138)	20.86
Expired	(17,806)	7.50

Outstanding at March 31, 2010	633,461	$4.76	5.34	$0

Vested and expected to vest at March 31, 2010	624,754	$4.81	5.31	$0

Exercisable at March 31, 2010	333,625	$7.87	3.46	$0

A summary of non-vested restricted stock and transactions follows:

	2010
		Weighted
		Average
	Number of	Grant Date
	Shares	Fair Value
Outstanding at January 1, 2010	262,381	$9.27
Granted
Vested
Forfeited

Outstanding at March 31, 2010	262,381	$9.27

A summary of the weighted-average assumptions used in the Black-Scholes option pricing model for grants of stock options during 2010 follows:

Expected dividend yield	0.33%
Risk-free interest rate	2.10
Expected life (in years)	4.60
Expected volatility	91.77%
Per share weighted-average fair value	$0.50

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life was obtained using the weighted average original contractual term of the stock option. This method was used as relevant historical data of actual exercise activity was not available. The expected volatility was based on historical volatility of our common stock.
There were no stock option exercises during the three month periods ending March 31, 2010 and 2009, respectively.
11. At both March 31, 2010 and December 31, 2009 we had approximately $2.0 million of gross unrecognized tax benefits. If recognized, the entire amount of unrecognized tax benefits, net of $0.5 million federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the balance of 2010.
As a result of being in a net operating loss carryforward position, we have established a deferred tax asset valuation allowance against the majority of our net deferred tax assets. Accordingly, we are not able to recognize much income tax benefit related to the loss before income tax. The income tax expense (benefit) was $(0.26) million and $0.29 million for the three month periods ending March 31, 2010 and 2009, respectively. The benefit recognized during the three-month period in 2010 was primarily the result of current period adjustments to other comprehensive income (“OCI”), net of state income tax expense and adjustments to the deferred tax asset valuation allowance.
Generally, the calculation for income tax expense (benefit) does not consider the tax effects of changes in other comprehensive income or loss, which is a component of shareholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a pre-tax loss from continuing operations. In such case, pre-tax income from other categories (such as changes in OCI) is included in the calculation of the tax expense (benefit) for the current year. For the three month period in 2010, this resulted in an income tax benefit of $0.24 million.
12. Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends our bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the bank’s current year’s net profits, combined with the retained net profits of the preceding two years. It is not our intent to have dividends paid in amounts which would reduce the capital of our bank to levels below those which we consider prudent and in accordance with guidelines of regulatory authorities.
In December 2009, the Board of Directors of Independent Bank Corporation adopted resolutions that impose the following restrictions:
•	We will not pay dividends on our outstanding common stock or the outstanding preferred stock held by the U.S. Department of Treasury (“UST”) and we will not pay distributions on our outstanding trust preferred securities without, in each case, the prior written approval of the Federal Reserve Bank (“FRB”) and the Michigan Office of Financial and Insurance Regulation (“OFIR”);

•	We will not incur or guarantee any additional indebtedness without the prior approval of the FRB;

•	We will not repurchase or redeem any of our common stock without the prior approval of the FRB; and

•	We will not rescind or materially modify any of these limitations without notice to the FRB and the Michigan OFIR.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
In December 2009, the Board of Directors of Independent Bank, our subsidiary bank, adopted resolutions designed to enhance certain aspects of the Bank’s performance and, most importantly, to improve the Bank’s capital position. These resolutions require the following:
•	The adoption by the Bank of a capital restoration plan as described below;

•	The enhancement of the Bank’s documentation of the rationale for discounts applied to collateral valuations on impaired loans and improved support for the identification, tracking, and reporting of loans classified as troubled debt restructurings;

•	The adoption of certain changes and enhancements to our liquidity monitoring and contingency planning and our interest rate risk management practices;

•	Additional reporting to the Bank’s Board of Directors regarding initiatives and plans pursued by management to improve the Bank’s risk management practices;

•	Prior approval of the FRB and OFIR for any dividends or distributions to be paid by the Bank to Independent Bank Corporation; and

•	Notice to the FRB and the OFIR of any rescission of or material modification to any of these resolutions.
The substance of all of the resolutions described above was developed in conjunction with discussions held with the FRB and the OFIR in response to the FRB’s most recent examination report of Independent Bank, which was completed in October 2009. Based on those discussions, we acted proactively to adopt the resolutions described above to address those areas of the Bank’s condition and operations that were highlighted in the examination report and that we believe most require our focus at this time. It is very possible that if we had not adopted these resolutions, the FRB and the OFIR may have imposed similar requirements on us through a memorandum of understanding or similar undertaking. We are not currently subject to any such regulatory agreement or enforcement action. However, we believe that if we are unable to substantially comply with the resolutions set forth above and if our financial condition and performance do not otherwise materially improve, we may face additional regulatory scrutiny and restrictions in the form of a memorandum of understanding or similar undertaking imposed by the regulators.
We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of March 31, 2010 and December 31, 2009 categorized our bank as well capitalized. Management is not aware of any conditions or events that would have changed the most recent FDIC categorization.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Our actual capital amounts and ratios follow:

			Minimum for		Minimum for
			Adequately Capitalized		Well-Capitalized
	Actual		Institutions		Institutions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
March 31, 2010
Total capital to risk-weighted assets
Consolidated	$216,385	10.49%	$165,014	8.00%	NA	NA
Independent Bank	214,551	10.41	164,844	8.00	$206,054	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$136,875	6.64%	$82,507	4.00%	NA	NA
Independent Bank	188,149	9.13	82,422	4.00	$123,633	6.00%

Tier 1 capital to average assets
Consolidated	$136,875	4.67%	$117,114	4.00%	NA	NA
Independent Bank	188,149	6.43	117,034	4.00	$146,292	5.00%

December 31, 2009
Total capital to risk-weighted assets
Consolidated	$233,166	10.58%	$176,333	8.00%	NA	NA
Independent Bank	228,128	10.36	176,173	8.00	$220,216	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$156,702	7.11%	$88,166	4.00%	NA	NA
Independent Bank	199,909	9.08	88,086	4.00	$132,130	6.00%

Tier 1 capital to average assets
Consolidated	$156,702	5.27%	$119,045	4.00%	NA	NA
Independent Bank	199,909	6.72	118,909	4.00	$148,636	5.00%

NA — Not applicable

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The components of our regulatory capital are as follows:

	Consolidated		Independent Bank
	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Total shareholders’ equity	$97,211	$109,861	$186,857	$196,416
Add (deduct)
Qualifying trust preferred securities	37,019	41,880
Accumulated other comprehensive loss	13,749	15,679	12,394	14,208
Intangible assets	(9,938)	(10,260)	(9,936)	(10,257)
Disallowed capitalized mortgage loan servicing rights	(544)	(559)	(544)	(559)
Disallowed deferred tax assets	(720)		(720)
Other	98	101	98	101

Tier 1 capital	136,875	156,702	188,149	199,909
Qualifying trust preferred securities	53,081	48,220
Allowance for loan losses and allowance for unfunded commitments limited to 1.25% of total risk-weighted assets	26,429	28,244	26,402	28,219

Total risk-based capital	$216,385	$233,166	$214,551	$228,128

In January 2010, we adopted a Capital Restoration Plan (the “Capital Plan”), as required by the Board resolutions adopted in December 2009, and described above, and submitted such Capital Plan to the FRB and the OFIR.
The primary objective of our Capital Plan is to achieve and thereafter maintain the minimum capital ratios required by the Board resolutions adopted in December 2009. As of March 31, 2010, our Bank continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards. However, the minimum capital ratios established by our Board are higher than the ratios required in order to be considered “well-capitalized” under federal standards. The Board imposed these higher ratios in order to ensure that we have sufficient capital to withstand potential continuing losses based on our elevated level of non-performing assets and given certain other risks and uncertainties we face.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Set forth below are the actual capital ratios of our subsidiary bank as of March 31, 2010, the minimum capital ratios imposed by the Board resolutions, and the minimum ratios necessary to be considered “well-capitalized” under federal regulatory standards:

		Minimum
	Independent	Ratios	Ratios Required
	Bank — Actual	Established by	to be Well-
	at 3/31/10	our Board	Capitalized
Total capital to risk weighted assets	10.41%	11.0%	10.0%
Tier 1 capital to average assets	6.43	8.0	5.0
The Capital Plan (as modified in March 2010) sets forth an objective of achieving these minimum capital ratios as soon as practicable, but no later than June 30, 2010, and maintaining such capital ratios though at least the end of 2012.
The Capital Plan includes projections prepared by us that reflect forecasted financial data through 2012. Those projections anticipate a need for a minimum of $60 million of additional capital in order for us to achieve and maintain the minimum ratios established by our Board. The projections take into account the various risks and uncertainties we face. However, because the projections are based on assumptions regarding such risks and uncertainties, which assumptions may not prove to be true, the Capital Plan contains a target of $100 million to $125 million of additional capital to be raised by us. The Capital Plan sets forth certain initiatives to be pursued in order to raise additional capital and meet the objectives of the Capital Plan.
13. FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.
Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.
Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
We used the following methods and significant assumptions to estimate fair value:
Securities: Where quoted market prices are available in an active market, securities (trading or available for sale) are classified as Level 1 of the valuation hierarchy. At March 31, 2010, Level 1 securities included certain preferred stocks included in our trading portfolio for which there are quoted prices in active markets. A trust preferred security included in our available for sale portfolio and classified as Level 1 at December 31, 2009 was sold during the first quarter of 2010. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified as Level 2 of the valuation hierarchy and include agency and private label residential mortgage-backed securities, other asset-backed securities, municipal securities and trust preferred securities. Level 3 securities at December 31, 2009 consisted of certain private label residential mortgage-backed and other asset-backed securities whose fair values were estimated using an internal discounted cash flow analysis. At December 31, 2009, the underlying loans within these securities included Jumbo (60%), Alt A (25%) and manufactured housing (15%). Except for the discount rate, the inputs used in this analysis could generally be verified and did not involve judgment by management. The discount rate used (an unobservable input) was established using a multifactored matrix whose base rate was the yield on agency mortgage-backed securities. The analysis added a spread to this base rate based on several credit related factors, including vintage, product, payment priority, credit rating and non performing asset coverage ratio. The add-on for vintage ranged from zero for transactions backed by loans originated before 2003 to 0.525% for the 2007 vintage. Product adjustments to the discount rate were: 0.05% to 0.20% for jumbo, 0.35% to 2.575% for Alt-A, and 3.00% for manufactured housing. Adjustments for payment priority were -0.25% for super seniors, zero for seniors, 1.00% for senior supports and 3.00% for mezzanine securities. The add-on for credit rating ranged from zero for AAA securities to 5.00% for ratings below investment grade. The discount rate for subordination coverage of nonperforming loans ranged from zero for structures with a coverage ratio of more than 10 times to 10.00% if the coverage ratio declined to less than 0.5 times. The discount rate calculation had a minimum add on rate of 0.25%. These discount rate adjustments were reviewed for reasonableness and considered trends in mortgage market credit metrics by product and vintage. The discount rates calculated in this manner were intended to differentiate investments by risk characteristics. Using this approach, discount rates ranged from 4.11% to 16.64%, with a weighted average rate of 8.91% and a median rate of 7.99%. The assumptions used reflected what we believed market participants would use in pricing these assets. See discussion below regarding transfer of these securities from Level 3 to Level 2 pricing.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The valuation model inputs and results can be compared to widely available published industry data for reasonableness and, therefore, are recorded as nonrecurring Level 2.
Loans held for sale: The fair value of mortgage loans held for sale is based on mortgage backed security pricing for comparable assets (recurring Level 2). During the fourth quarter of 2009, we transferred a $2.2 million commercial real-estate loan from the commercial loan portfolio to held for sale. The fair value of this loan was based on a bid from a buyer and, therefore, is classified as a recurring Level 1 at December 31, 2009. This loan was sold for the recorded amount in January, 2010.
Derivatives: The fair value of derivatives, in general, is determined using a discounted cash flow model whose significant fair value inputs can generally be verified and do not typically involve judgment by management (recurring Level 2).
Impaired loans with specific loss allocations: From time to time, certain loans are considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At March 31, 2010, all of our total impaired loans were evaluated based on either the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the impaired loan as nonrecurring Level 3.
Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in other expense in the consolidated statements of operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property (nonrecurring Level 3).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

		Fair Value Measurements Using
		Quoted
		Prices
		in Active
		Markets	Significant	Significant
		for	Other	Un-
	Fair Value	Identical	Observable	observable
	Measure-	Assets	Inputs	Inputs
	ments	(Level 1)	(Level 2)	(Level 3)
		(in thousands)
March 31, 2010:
Measured at Fair Value on a Recurring basis:
Assets
Trading securities	$49	$49
Securities available for sale
U.S. agency residential mortgage-backed	59,318		$59,318
Private label residential mortgage-backed	15,953		15,953
Other asset-backed	5,432		5,432
Obligations of states and political subdivisions	60,307		60,307
Trust preferred	8,848		8,848
Loans held for sale	30,531		30,531
Derivatives(1)	620		620
Liabilities
Derivatives(2)	4,137		4,137
Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights(3)	9,142		9,142
Impaired loans	51,943			$51,943
Other real estate	39,606			39,606
December 31, 2009:
Measured at Fair Value on a Recurring basis:
Assets
Trading securities	$54	$54
Securities available for sale
U.S. agency residential mortgage-backed	47,522		$47,522
Private label residential mortgage-backed	30,975			$30,975
Other asset-backed	5,505			5,505
Obligations of states and political subdivisions	67,132		67,132
Trust preferred	13,017	612	12,405
Loans held for sale	34,234	2,200	32,034
Derivatives(1)	932		932
Liabilities
Derivatives(2)	4,259		4,259
Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights(3)	9,599		9,599
Impaired loans	49,819			49,819
Other real estate	30,821			30,821

(1)	Included in accrued income and other assets

(2)	Included in accrued expenses and other liabilities

(3)	Only includes servicing rights that are carried at fair value due to recognition of a valuation allowance.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Changes in fair values for financial assets which we have elected the fair value option for the periods presented were as follows:

Changes in Fair Values for the Three-Month
Periods Ended March 31 for items Measured at
Fair Value Pursuant to Election of the Fair Value Option
	2010			2009
			Total			Total
			Change			Change
			in Fair			in Fair
			Values			Values
			Included			Included
	Net Gains (Losses)		in Current	Net Gains (Losses)		in Current
	on Assets		Period	on Assets		Period
	Securities	Loans	Earnings	Securities	Loans	Earnings
(in thousands)
Trading securities	$(5)		$(5)	$(785)		$(785)
Loans held for sale		$255	255		$224	224
For those items measured at fair value pursuant to election of the fair value option, interest income is recorded within the consolidated statements of operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends declared.
The following represent impairment charges recognized during the three month period ended March 31, 2010 relating to assets measured at fair value on a non-recurring basis:
•	Capitalized mortgage loan servicing rights, whose individual strata are measured at fair value had a carrying amount of $9.1 million which is net of a valuation allowance of $2.2 million at March 31, 2010 and had a carrying amount of $9.6 million which is net of a valuation allowance of $2.3 million at December 31, 2009. A recovery (charge) of $0.1 million and $(0.7) million was included in our results of operations for the three month periods ending March 31, 2010 and 2009, respectively.

•	Loans which are measured for impairment using the fair value of collateral for collateral dependent loans, had a carrying amount of $72.4 million, with a valuation allowance of $20.4 million at March 31, 2010 and had a carrying amount of $71.6 million, with a valuation allowance of $21.8 million at December 31, 2009. An additional provision for loan losses relating to impaired loans of $13.6 million was included in our results of operations for the three month period ending March 31, 2010, and $22.0 million during the same period in 2009.

•	Other real estate, which is measured using the fair value of the property, had a carrying amount of $39.6 million which is net of a valuation allowance of $6.9 million at March 31, 2010 and a carrying amount of $30.8 million which is net of a valuation allowance of $6.5 million at December 31, 2009. An additional charge of $2.0 million and $1.0 million was included in our results of operations during the three month periods ended March 31, 2010 and 2009, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
A reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, follows:

	Securities Available for Sale
	2010	2009
	(in thousands)
Beginning balance	$36,480	$—
Total gains (losses) realized and unrealized:
Included in results of operations	132
Included in other comprehensive income	1,713
Purchases, issuances, settlements, maturities and calls	(16,940)
Transfers in and/or out of Level 3	(21,385)	47,381

Ending balance	$—	$47,381

Amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at March 31	$0	$0

During the first quarter of 2009, certain private label residential mortgage- and other asset-backed securities totaling $47.4 million were transferred to a level 3 valuation technique. We believe that market dislocation for these securities began in the last four months of 2008, particularly after the collapse of Lehman Brothers in September 2008. Since the disruption was very recent and historically there exists seasonally poor liquidity conditions at year end, we decided that it was appropriate to retain Level 2 pricing in 2008 and continue to monitor and review market conditions as we moved into 2009. During the first quarter of 2009 market conditions did not improve, in fact we believe market conditions worsened due to continued declines in residential home prices, increased consumer credit delinquencies, high levels of foreclosures, continuing losses at many financial institutions, and further weakness in the U.S. and global economies. This resulted in the market for these securities being extremely dislocated, Level 2 pricing not being based on orderly transactions and such pricing possibly being described as based on “distressed sales”. As a result, we determined that it was appropriate to modify the discount rate in the valuation model described above which resulted in these securities being reclassified to Level 3 pricing in the first quarter of 2009.
During the first quarter of 2010, we transferred these private label residential mortgage- and other asset-backed securities, totaling $21.4 million, to a Level 2 valuation technique. In the first quarter of 2010, while this market is still “closed” to new issuance, secondary market trading activity increased and appeared to be more orderly than compared to 2009. In addition, many bonds are trading at levels near their economic value with fewer distressed valuations relative to 2009. Prices for many securities have been rising, due in part to negative new supply. This improvement in trading activity is supported by sales of 11 securities with a par value of $14.2 million at a $0.2 million gain during the first quarter of 2010 (none of these securities were originally purchased at a discount). The Level 2 valuation technique has also been supported through bids received from dealers on certain private label securities that approximated Level 2 pricing.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected for the periods presented.

	Aggregate		Contractual
	Fair Value	Difference	Principal
	(in thousands)
Loans held for sale
March 31, 2010	$30,531	$533	$29,998
December 31, 2009	34,234	278	33,956
14. Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable-interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.
Financial instrument assets actively traded in a secondary market, such as securities, have been valued using quoted market prices while recorded book balances have been used for cash and due from banks, interest bearing deposits and accrued interest.
It is not practicable to determine the fair value of Federal Home Loan Bank and Federal Reserve Bank Stock due to restrictions placed on transferability.
The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest-rate risk inherent in the loans.
Financial instrument liabilities with a stated maturity, such as certificates of deposit and other borrowings, have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity.
Subordinated debentures have generally been valued based on a quoted market price of the specific or similar instruments.
Derivative financial instruments have principally been valued based on discounted value of contractual cash flows using a discount rate approximating current market rates.
Financial instrument liabilities without a stated maturity, such as demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The estimated fair values and recorded book balances follow:

	March 31, 2010		December 31, 2009
		Recorded		Recorded
	Estimated	Book	Estimated	Book
	Fair Value	Balance	Fair Value	Balance
	(in thousands)
Assets
Cash and due from banks	$46,900	$46,900	$65,200	$65,200
Interest bearing deposits	323,500	323,500	223,500	223,500
Trading securities	50	50	50	50
Securities available for sale	149,900	149,900	164,200	164,200
Federal Home Loan Bank and Federal Reserve Bank Stock	NA	27,900	NA	27,900
Net loans and loans held for sale	2,029,500	2,110,000	2,178,000	2,251,900
Accrued interest receivable	8,500	8,500	8,900	8,900
Derivative financial instruments	600	600	900	900

Liabilities
Deposits with no stated maturity	$1,423,500	$1,423,500	$1,394,400	$1,394,400
Deposits with stated maturity	1,086,300	1,074,100	1,183,200	1,171,300
Other borrowings	161,900	157,500	136,300	131,200
Subordinated debentures	57,400	92,900	46,500	92,900
Accrued interest payable	5,900	5,900	4,500	4,500
Derivative financial instruments	4,100	4,100	4,300	4,300
The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.
Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.
Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.
15. Mepco purchases payment plans, on a full recourse basis, from companies (which we refer to as Mepco’s “counterparties”) that provide vehicle service contracts and similar products to consumers. The payment plans (which are classified as payment plan receivables in our consolidated statements of financial condition) permit a consumer to purchase a service contract by making installment payments, generally for a term of 12 to 24 months, to the sellers of those contracts (one of the “counterparties”). Mepco does not evaluate the creditworthiness of the individual customer but instead primarily relies on the payment plan collateral (the unearned vehicle service contract and unearned sales commission) in the event of default. When consumers stop making payments or exercise their right to voluntarily cancel the contract, the remaining unpaid balance of the payment plan is normally recouped by Mepco from the counterparties that sold the

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
contract and provided the coverage. The refund obligations of these counterparties are not fully secured. We record losses or charges in vehicle service contract contingencies expense, included in non-interest expenses, for estimated defaults by these counterparties in their obligations to Mepco.
We recorded an expense of $3.4 million and $0.8 million for vehicle service contract payment plan counterparty contingencies in the first quarters of 2010 and 2009, respectively. These charges relate to Mepco’s aforementioned business activities and are being classified in non-interest expense because they are associated with a default or potential default of a contractual obligation under Mepco’s contracts with business counterparties as opposed to loss on the administration of the payment plan itself. Our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies requires a significant amount of judgment because a number of factors can influence the amount of loss that we may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and the amount collected from counterparties in connection with their contractual recourse obligations. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable incurred losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, we could record future losses associated with vehicle service contract counterparty contingencies that may be materially different than the levels that we recorded in 2010 and 2009.
In particular, Mepco had purchased a significant amount of payment plans from a single counterparty that declared bankruptcy on March 1, 2010. Mepco is actively working to reduce its credit exposure to this counterparty. The amount of payment plan receivables purchased from this counterparty and outstanding at March 31, 2010 totaled approximately $147.4 million (compared to $206.1 million at December 31, 2009). In addition, as of March 31, 2010, this counterparty owes Mepco $27.0 million for previously cancelled payment plans. The bankruptcy and wind down of operations by this counterparty is likely to lead to substantial potential losses as this entity will not be in a position to honor its recourse obligations on payment plans that Mepco has purchased which are cancelled prior to payment in full. Mepco will seek to recover amounts owed by the counterparty from various co-obligors and guarantors, through the liquidation of certain collateral held by Mepco, and through claims against this counterparty’s bankruptcy estate. In the second half of 2009, Mepco established a $19.0 million reserve for losses related to this counterparty. During the first quarter of 2010 this reserve was increased by $0.5 million, to $19.5 million as of March 31, 2010. We currently believe this reserve is adequate given a review of all relevant factors.
In addition, several of these vehicle service contract marketers, including the counterparty described above and other companies, from which Mepco has purchased payment plans, have been sued or are under investigation for alleged violations of telemarketing laws and other consumer protection laws. The actions have been brought primarily by state attorneys general and the Federal Trade Commission but there have also been class action and other private lawsuits filed. In some cases, the companies have been placed into receivership or have discontinued business. In addition, the allegations, particularly those relating to blatantly abusive telemarketing practices by a relatively small number of marketers, have resulted in a significant amount of negative publicity that has adversely affected and may in the future continue to adversely affect sales and customer cancellations of purchased products throughout the industry, which have already been negatively impacted by the economic recession. It is possible these events could also cause federal or state lawmakers to enact legislation to further regulate the industry.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The above described events have had and may continue to have an adverse impact on Mepco in several ways. First, we face increased risk with respect to certain counterparties defaulting in their contractual obligations to Mepco which could result in additional charges for losses if these counterparties go out of business. Second, these events have negatively affected sales and customer cancellations in the industry, which has had and is expected to continue to have a negative impact on the profitability of Mepco’s business. In addition, if any federal or state investigation is expanded to include finance companies such as Mepco, Mepco will face additional legal and other expenses in connection with any such investigation. An increased level of private actions in which Mepco is named as a defendant will also cause Mepco to incur additional legal expenses as well as potential liability. Finally, Mepco has incurred and will likely continue to incur additional legal and other expenses, in general, in dealing with these industry problems. Net payment plan receivables held by Mepco totaled $340.7 million (or approximately 11.7% of total assets) and $406.3 million (or approximately 13.7% of total assets) at March 31, 2010 and December 31, 2009, respectively. We expect that the amount of total payment plan receivables held by Mepco will continue to decline during the remainder of 2010, due to the loss of business from the above described counterparty as well as our desire to reduce payment plan receivables as a percentage of total assets. This decline in payment plan receivables is expected to adversely impact our net interest income and net interest margin.
16. On January 29, 2010, we held a special shareholders’ meeting at which our shareholders approved an amendment to our Articles of Incorporation to increase the number of shares of common stock we are authorized to issue from 60 million to 500 million. They also approved the issuance of our common stock in exchange for certain of our trust preferred securities and in exchange for the shares of our preferred stock held by the UST.
On April 2, 2010, we entered into an exchange agreement with the UST pursuant to which the UST agreed to exchange all 72,000 shares of the our Series A Fixed Rate Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000 per share (“Series A Preferred Stock”), beneficially owned and held by the UST, plus accrued and unpaid dividends on such Series A Preferred Stock, for shares of our Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, with a liquidation preference of $1,000 per share (“Series B Convertible Preferred Stock”). As part of the terms of the exchange agreement, we also agreed to amend and restate the terms of the warrant, dated December 12, 2008, issued to the UST to purchase 3,461,538 shares of our common stock.
On April 16, 2010, we closed the transactions described in the exchange agreement and we issued to the UST (1) 74,426 shares of our Series B Convertible Preferred Stock and (2) an Amended and Restated Warrant to purchase 3,461,538 shares of our common stock at an exercise price of $0.7234 per share (the “Amended Warrant”) for all of the 72,000 shares of Series A Preferred Stock and the original warrant that had been issued to the UST in December 2008 pursuant to the TARP Capital Purchase Program, plus approximately $2.4 million in accrued dividends on such Series A Preferred Stock.
With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that was exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital and pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and at a rate of 9% per annum thereafter. The Series B Convertible Preferred Stock are non-voting, other than class voting rights on certain matters that could adversely affect the Series B Convertible Preferred Stock. If dividends on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, our authorized number of directors will be automatically increased by two and the holders of the Series B Convertible Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid.
Under the terms of the Series B Convertible Preferred Stock, UST (and any subsequent holder of the Series B Convertible Preferred Stock) will have the right to convert the Series B Convertible Preferred Stock into our common stock at any time. In addition, we will have the right to compel a conversion of the Series B Convertible Preferred Stock into common stock, subject to the following conditions:

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
(i)	we shall have received all appropriate approvals from the Board of Governors of the Federal Reserve System;

(ii)	we shall have issued our common stock in exchange for at least $40 million aggregate original liquidation amount of the trust preferred securities issued by the Company’s trust subsidiaries, IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I;

(iii)	we shall have closed one or more transactions (on terms reasonably acceptable to the UST, other than the price per share of common stock) in which investors, other than the UST, have collectively provided a minimum aggregate amount of $100 million in cash proceeds to us in exchange for our common stock; and

(iv)	we shall have made the anti-dilution adjustments to the Series B Convertible Preferred Stock, if any, required by the terms of the Series B Convertible Preferred Stock.
If converted by the holder or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $0.7234, which was the market price of our common stock at the time the exchange agreement was signed (as such market price was determined pursuant to the terms of the Series B Convertible Preferred Stock), referred to as the “Conversion Rate,” provided that such Conversion Rate is subject to certain anti-dilution adjustments. As an example only, at the time they were issued, the Series B Convertible Preferred Stock were convertible into approximately 77.2 million shares of our common stock. This Conversion Rate is subject to certain anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock.
Unless earlier converted by the holder or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary of the issuance of the Series B Convertible Preferred Stock. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation preference of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of our common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).
At the time any Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock at the same conversion rate as is applicable to the conversion of the Series B Convertible Preferred Stock (as described above).
The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock and any accrued dividends on Series B Convertible Preferred Stock is 144.0 million, unless we receive shareholder approval to issue a greater number of shares.
The Series B Convertible Preferred Stock may be redeemed by us, subject to the approval of the Board of Governors of the Federal Reserve System, at any time, in an amount up to the cash proceeds (minimum of approximately $18.6 million) from qualifying equity offerings of common stock (plus any net increase to our retained earnings after the original issue date). If the Series B Convertible Preferred Stock are redeemed prior to the first dividend payment date falling on or after the second anniversary of the original issue date, the redemption price will be equal to the $1,000 liquidation amount per share plus any accrued and unpaid dividends. If the Series B Convertible Preferred Stock are redeemed on or after such date, the redemption price will be the greater of (a) the $1,000 liquidation amount per share plus any accrued and unpaid dividends and (b) the product of the applicable Conversion Rate (as described above) and the average of the market prices per share of our common stock (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock) over a 20 trading day period beginning on the trading day immediately after the Company gives notice of redemption to the holder (plus any accrued and unpaid dividends). In any redemption, we must redeem at least 25% of the number of Series B Convertible Preferred Stock originally issued to the UST, unless fewer of such shares are then outstanding (in which case all of the Series B Convertible Preferred Stock must be redeemed).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
In April of 2010, we commenced an offer to exchange up to 180.2 million newly issued shares of our common stock for properly tendered and accepted trust preferred securities issued by IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I (the “Exchange Offer”). The Exchange Offer will expire at 11:59 p.m., Eastern Time, on Tuesday, June 1, 2010, unless extended or earlier terminated by us. In connection with the Exchange Offer, for each trust preferred security of IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I accepted in accordance with the terms of the Exchange Offer, we will issue a number of shares of our common stock having an aggregate dollar value as set forth in the prospectus for the Exchange Offer and in our registration statement filed with the Securities and Exchange Commission on April 15, 2010.
On April 27, 2010, at our annual meeting of shareholders, our shareholders also approved an amendment to our Articles of Incorporation that will allow us to effect a 1-for-10 reverse stock split. Although approved by our shareholders, we have not yet undertaken this reverse stock.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Independent Bank Corporation
Ionia, Michigan
We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2009. Independent Bank Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ Crowe Horwath LLP
Grand Rapids, Michigan
February 26, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2009	2008
	(In thousands, except share
	amounts)
ASSETS
Cash and due from banks	$65,214	$57,463
Interest bearing deposits	223,522	242

Cash and cash equivalents	288,736	57,705
Trading securities	54	1,929
Securities available for sale	164,151	215,412
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	27,854	28,063
Loans held for sale, carried at fair value	34,234	27,603
Loans
Commercial	840,367	976,391
Mortgage	749,298	839,496
Installment	303,366	356,806
Payment plan receivables	406,341	286,836

Total Loans	2,299,372	2,459,529
Allowance for loan losses	(81,717)	(57,900)

Net Loans	2,217,655	2,401,629
Other real estate and repossessed assets	31,534	19,998
Property and equipment, net	72,616	73,318
Bank owned life insurance	46,514	44,896
Goodwill		16,734
Other intangibles	10,260	12,190
Capitalized mortgage loan servicing rights	15,273	11,966
Prepaid FDIC deposit insurance assessment	22,047
Accrued income and other assets	34,436	44,802

Total Assets	$2,965,364	$2,956,245

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$334,608	$308,041
Savings and NOW	1,059,840	907,187
Retail time	542,170	668,968
Brokered time	629,150	182,283

Total Deposits	2,565,768	2,066,479
Federal funds purchased		750
Other borrowings	131,182	541,986
Subordinated debentures	92,888	92,888
Vehicle service contract counterparty payables	21,309	26,636
Accrued expenses and other liabilities	44,356	32,629

Total Liabilities	2,855,503	2,761,368

Commitments and contingent liabilities
Shareholders’ Equity
Preferred stock, Series A, no par value, $1,000 liquidation preference per share — 200,000 shares authorized; 72,000 shares issued and outstanding at December 31, 2009 and 2008	69,157	68,456
Common stock, $1.00 par value — 60,000,000 shares authorized; issued and outstanding; 24,028,505 shares at December 31, 2009 and 23,013,980 shares at December 31, 2008	23,863	22,791
Capital surplus	201,618	200,687
Accumulated deficit	(169,098)	(73,849)
Accumulated other comprehensive loss	(15,679)	(23,208)

Total Shareholders’ Equity	109,861	194,877

Total Liabilities and Shareholders’ Equity	$2,965,364	$2,956,245

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share amounts)
INTEREST INCOME
Interest and fees on loans	$177,948	$186,747	$202,361
Interest on securities
Taxable	6,333	8,467	9,635
Tax-exempt	3,669	7,238	9,920
Other investments	1,106	1,284	1,338

Total Interest Income	189,056	203,736	223,254

INTEREST EXPENSE
Deposits	35,405	46,697	89,060
Other borrowings	15,128	26,890	13,603

Total Interest Expense	50,533	73,587	102,663

Net Interest Income	138,523	130,149	120,591
Provision for loan losses	103,032	71,321	43,160

Net Interest Income After Provision for Loan Losses	35,491	58,828	77,431

NON-INTEREST INCOME
Service charges on deposit accounts	24,370	24,223	24,251
Net gains (losses) on assets
Mortgage loans	10,860	5,181	4,317
Securities	3,826	(14,795)	295
Other than temporary loss on securities available for sale
Total impairment loss	(4,073)	(166)	(1,000)
Loss recognized in other comprehensive loss	3,991

Net impairment loss recognized in earnings	(82)	(166)	(1,000)
VISA check card interchange income	5,922	5,728	4,905
Mortgage loan servicing	2,252	(2,071)	2,236
Title insurance fees	2,272	1,388	1,551
Other income	9,239	10,233	10,590

Total Non-interest Income	58,659	29,721	47,145

NON-INTEREST EXPENSE
Compensation and employee benefits	53,003	55,179	55,811
Vehicle service contract counterparty contingencies	31,234	966
Loan and collection	14,727	9,431	4,949
Occupancy, net	11,092	11,852	10,624
Loss on other real estate and repossessed assets	8,554	4,349	276
Data processing	8,386	7,148	6,957
Deposit insurance	7,328	1,988	628
Furniture, fixtures and equipment	7,159	7,074	7,633
Credit card and bank service fees	6,608	4,818	3,913
Advertising	5,696	5,534	5,514
Goodwill impairment	16,734	50,020	343
Other expenses	17,066	18,791	19,076

Total Non-interest Expense	187,587	177,150	115,724

Income (Loss) From Continuing Operations Before Income Tax	(93,437)	(88,601)	8,852
Income tax expense (benefit)	(3,210)	3,063	(1,103)

Income (Loss) From Continuing Operations	(90,227)	(91,664)	9,955

Discontinued operations, net of tax			402

Net Income (Loss)	$(90,227)	$(91,664)	$10,357

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Preferred dividends	4,301	215
Net Income (Loss) Applicable to Common Stock	$(94,528)	$(91,879)	$10,357

Income (loss) per common share from continuing operations
Basic	$(3.96)	$(4.00)	$0.44

Diluted	$(3.96)	$(4.00)	$0.44

Net income (loss) per common share
Basic	$(3.96)	$(4.00)	$0.46

Diluted	$(3.96)	$(4.00)	$0.45

Cash dividends declared per common share	$0.03	$0.14	$0.84

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Retained	Accumulated
				Earnings	Other	Total
	Preferred	Common	Capital	(Accumulated	Comprehensive	Shareholders’
	Stock	Stock	Surplus	Deficit)	Income (Loss)	Equity
	(Dollars in thousands)
Balances at December 31, 2006	$—	$22,865	$200,241	$31,420	$3,641	$258,167
Net income for 2007				10,357		10,357
Cash dividends declared, $.84 per share				(19,007)		(19,007)
Issuance of 46,056 shares of common stock		46	433			479
Share based compensation		4	303			307
Repurchase and retirement of 313,728 shares of common stock		(314)	(5,675)			(5,989)
Net change in accumulated other comprehensive income (loss), net of $2.1 million related tax effect					(3,812)	(3,812)

Balances at December 31, 2007	—	22,601	195,302	22,770	(171)	240,502
Net loss for 2008				(91,664)		(91,664)
Cash dividends
Common, declared — $.14 per share				(3,222)		(3,222)
Preferred, 5%				(180)		(180)
Issuance of preferred stock	68,421					68,421
Issuance of common stock warrants			3,579			3,579
Issuance of 171,977 shares of common stock		172	1,236			1,408
Share based compensation		35	553			588
Repurchase and retirement of 17,287 shares of common stock		(17)	17			0
Accretion of preferred stock discount	35			(35)		0
Reclassification adjustment upon adoption of the fair value option				(1,518)	1,518	0
Net change in accumulated other comprehensive income (loss), net of no related tax effect					(24,555)	(24,555)

Balances at December 31, 2008	68,456	22,791	200,687	(73,849)	(23,208)	194,877
Net loss for 2009				(90,227)		(90,227)
Cash dividends
Common, declared — $.03 per share				(721)		(721)
Preferred, 5%				(3,600)		(3,600)
Issuance of 1,032,105 shares of common stock		1,032	162			1,194
Share based compensation		58	751			809
Repurchase and retirement of 17,586 shares of common stock		(18)	18			0
Accretion of preferred stock discount	701			(701)		0
Net change in accumulated other comprehensive income (loss), net of $4.1 million related tax effect					7,529	7,529

Balances at December 31, 2009	$69,157	$23,863	$201,618	$(169,098)	$(15,679)	$109,861

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	2009	2008	2007
	(Dollars in thousands)
Net income (loss)	$(90,227)	$(91,664)	$10,357
Other comprehensive income (loss)
Net change in unrealized gain (loss) on securities available for sale, including reclassification adjustments	8,721	(19,626)	(2,318)
Change in unrealized losses on securities available for sale for which a portion of other than temporary impairment has been recognized in earnings	(2,594)
Net change in unrealized gain (loss) on derivative instruments	1,402	(4,929)	(1,332)
Reclassification adjustment for accretion on settled derivative instruments			(162)

Comprehensive Income (Loss)	$(82,698)	$(116,219)	$6,545

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Net Income (Loss)	$(90,227)	$(91,664)	$10,357

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH FROM (USED IN) OPERATING ACTIVITIES
Proceeds from the sale of trading securities	2,827	2,688
Proceeds from sales of loans held for sale	551,977	271,715	293,143
Disbursements for loans held for sale	(545,548)	(260,177)	(290,940)
Provision for loan losses	103,032	71,321	43,168
Deferred federal income tax expense (benefit)	2,146	10,936	(6,347)
Deferred loan fees	(439)	(649)	(1,068)
Depreciation, amortization of intangible assets and premiums and accretion of discounts on securities and loans	(43,337)	(22,778)	(12,555)
Net gains on sales of mortgage loans	(10,860)	(5,181)	(4,317)
Net (gains) losses on securities	(3,826)	14,795	(295)
Securities impairment recognized in earnings	82	166	1,000
Goodwill impairment	16,734	50,020	343
Share based compensation	809	588	307
Increase in accrued income and other assets	(46,796)	(17,857)	(12,304)
Increase (decrease) in accrued expenses and other liabilities	14,258	(3,162)	(7,290)

Total Adjustments	41,059	112,425	2,845

Net Cash (Used in) From Operating Activities	(49,168)	20,761	13,202

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from the sale of securities available for sale	43,525	80,348	61,520
Proceeds from the maturity of securities available for sale	8,345	29,979	38,509
Principal payments received on securities available for sale	27,326	21,775	30,752
Purchases of securities available for sale	(15,806)	(22,826)	(65,366)
Purchase of Federal Home Loan Bank Stock		(6,224)
Purchase of Federal Reserve Bank Stock			(7,514)
Redemption of Federal Reserve Bank Stock	209
Proceeds from sale of non-performing and other loans of concern			4,315
Portfolio loans originated, net of principal payments	133,235	35,252	(62,107)
Acquisition of business offices, less cash paid			210,053
Proceeds from sale of insurance premium finance business			175,901
Proceeds from the sale of other real estate	12,336	5,987	4,445
Capital expenditures	(7,995)	(8,128)	(10,342)

Net Cash From Investing Activities	201,175	136,163	380,166

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Net increase (decrease) in total deposits	499,289	(438,826)	(508,797)
Net increase (decrease) in other borrowings and federal funds purchased	(191,722)	135,039	(89,008)
Proceeds from Federal Home Loan Bank advances	242,524	824,101	331,500
Payments of Federal Home Loan Bank advances	(462,356)	(770,395)	(131,263)
Repayment of long-term debt		(3,000)	(2,000)
Net change in vehicle service contract counterparty payables	(5,327)	10,291	8,196
Dividends paid	(3,384)	(7,769)	(18,874)
Repurchase of common stock			(5,989)
Proceeds from issuance of preferred stock		68,421
Proceeds from issuance of common stock warrants		3,579
Proceeds from issuance of subordinated debt			32,991
Redemption of subordinated debt			(4,300)
Proceeds from issuance of common stock		51	156

Net Cash From (Used in) Financing Activities	79,024	(178,508)	(387,388)

Net Increase (Decrease) in Cash and Cash Equivalents	231,031	(21,584)	5,980
Change in cash and cash equivalents of discontinued operations			167
Cash and Cash Equivalents at Beginning of Year	57,705	79,289	73,142

Cash and Cash Equivalents at End of Year	$288,736	$57,705	$79,289

Cash paid during the year for
Interest	$50,420	$79,714	$107,797
Income taxes	335	877	7,409
Transfer of loans to other real estate	35,252	20,609	11,244
Transfer of loans to held for sale	2,200
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ACCOUNTING POLICIES
     The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Our critical accounting policies include the assessment for other than temporary impairment on investment securities, the determination of the allowance for loan losses, the determination of vehicle service contract counterparty contingencies, the valuation of derivative financial instruments, the valuation of originated mortgage servicing rights, the valuation of deferred tax assets and the valuation of goodwill. We are required to make material estimates and assumptions that are particularly susceptible to changes in the near term as we prepare the consolidated financial statements and report amounts for each of these items. Actual results may vary from these estimates.
     Our bank subsidiary transacts business in the single industry of commercial banking. Our bank’s activities cover traditional phases of commercial banking, including checking and savings accounts, commercial lending, direct and indirect consumer financing and mortgage lending. Our principal markets are the rural and suburban communities across lower Michigan that are served by our bank’s branches and loan production offices. We also purchase payment plans, on a full recourse basis, from companies (which we refer to as “counterparties”) that provide vehicle service contracts and similar products to consumers, through our wholly owned subsidiary, Mepco Finance Corporation (“Mepco”). Subject to established underwriting criteria, our bank subsidiary also used to participate in commercial lending transactions with certain non-affiliated banks and used to purchase real estate mortgage loans from third-party originators. At December 31, 2009, 67% of our bank’s loan portfolio was secured by real estate.
     On January 15, 2007 we sold substantially all of the assets of Mepco’s insurance premium finance business to Premium Financing Specialists, Inc. See note #26.
     PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all material intercompany accounts and transactions.
     STATEMENTS OF CASH FLOWS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods. We report net cash flows for customer loan and deposit transactions, for short-term borrowings and for vehicle service contract counterparty payables.
     INTEREST BEARING DEPOSITS — Interest bearing deposits consist of overnight deposits with the Federal Reserve Bank.
     LOANS HELD FOR SALE — Loans held for sale are carried at fair value at December 31, 2009 and 2008. Fair value adjustments as well as realized gains and losses, are recorded in current earnings. We recognize as separate assets the rights to service mortgage loans for others. The fair value of originated mortgage loan servicing rights has been determined based upon fair value indications for similar servicing. The mortgage loan servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. We assess mortgage loan servicing rights for impairment based on the fair value of those rights. For purposes of measuring impairment, the primary characteristics used include interest rate, term and type. Amortization of and changes in the impairment reserve on servicing rights are included in mortgage loan servicing in the consolidated statements of operations.
     TRANSFERS OF FINANCIAL ASSETS — Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
     SECURITIES — We classify our securities as trading, held to maturity or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term and are reported at fair value with realized and unrealized gains and losses included in earnings. Securities held to maturity represent those securities for which we

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level-yield method. We did not have any securities held to maturity at December 31, 2009 and 2008. Securities available for sale represent those securities not classified as trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported in comprehensive income. We evaluate securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation. Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis. Premiums and discounts are recognized in interest income computed on the level-yield method.
     LOAN REVENUE RECOGNITION — Interest on loans is accrued based on the principal amounts outstanding. The accrual of interest income is discontinued when a loan becomes 90 days past due and the borrower’s capacity to repay the loan and collateral values appear insufficient. All interest accrued but not received for loans placed on non-accrual is reversed from interest income. Payments on such loans are generally applied to the principal balance until qualifying to be returned to accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible. Delinquency status is based on contractual terms of the loan agreement.
     Certain loan fees and direct loan origination costs are deferred and recognized as an adjustment of yield generally over the contractual life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized generally over the contractual life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for letters of credit are recognized as revenue over the life of the commitment.
     PAYMENT PLAN RECEIVABLE REVENUE RECOGNITION — Payment plans (which are classified as payment plan receivables in our consolidated statements of financial condition) are acquired by our Mepco segment at a discount and reported net of this discount in the consolidated statements of financial condition. This discount is accreted into interest and fees on loans over the life of the receivable computed on a level-yield method.
     ALLOWANCE FOR LOAN LOSSES — Some loans will not be repaid in full. Therefore, an allowance for loan losses is maintained at a level which represents our best estimate of losses incurred. In determining the allowance and the related provision for loan losses, we consider four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for other adversely rated loans, (iii) allocations based principally on historical loan loss experience, and (iv) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios. Increases in the allowance are recorded by a provision for loan losses charged to expense. Although we periodically allocate portions of the allowance to specific loans and loan portfolios, the entire allowance is available for incurred losses. We generally charge-off homogenous residential mortgage, installment and payment plan receivable loans when they are deemed uncollectible or reach a predetermined number of days past due based on loan product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the allowance.
     While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.
     A loan is impaired when full payment under the loan terms is not expected. Generally, those commercial loans that are rated substandard, classified as non-performing or were classified as non-performing in the preceding quarter are evaluated for impairment. Generally, those mortgage loans whose terms have been modified and considered a troubled debt restructuring are also evaluated for impairment. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Large groups of smaller balance homogeneous loans, such as installment and mortgage loans and payment plan receivables are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective interest rate at inception of the loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The allowance for loan losses on unfunded commitments is determined in a similar manner to the allowance for loan losses and is recorded in accrued expenses and other liabilities.
     PROPERTY AND EQUIPMENT — Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. Buildings are generally depreciated over a period not exceeding 39 years and equipment is generally depreciated over periods not exceeding 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life or lease period.
     BANK OWNED LIFE INSURANCE — We have purchased a group flexible premium non-participating variable life insurance contract on approximately 270 salaried employees in order to recover the cost of providing certain employee benefits. Bank owned life insurance is recorded at its cash surrender value or the amount that can be currently realized.
     OTHER REAL ESTATE AND REPOSSESSED ASSETS — Other real estate at the time of acquisition is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Fair value is typically determined by a third party appraisal of the property. Any write-downs at date of acquisition are charged to the allowance for loan losses. Expense incurred in maintaining assets and subsequent write-downs to reflect declines in value and gains or losses on the sale of other real estate are recorded in the consolidated statements of operations. Non-real estate repossessed assets are treated in a similar manner.
     GOODWILL AND OTHER INTANGIBLE ASSETS — Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
     Other intangible assets consist of core deposit, customer relationship intangible assets and covenants not to compete. They are initially measured at fair value and then are amortized on both straight-line and accelerated methods over their estimated useful lives, which range from 5 to 15 years.
     INCOME TAXES — We employ the asset and liability method of accounting for income taxes. This method establishes deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates expected to be in effect when such amounts are realized or settled. Under this method, the effect of a change in tax rates is recognized in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.
     We adopted guidance issued by the Financial Accounting Standards Board (“FASB”) with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. The adoption of this guidance did not have an impact on our financial statements.
     We recognize interest and/or penalties related to income tax matters in income tax expense.
     We file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.
     SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE — Securities sold under agreements to repurchase are treated as debt and are reflected as a liability in the consolidated statements of financial condition. The securities pledged to secure the repurchase agreements remains in the securities portfolio.
     VEHICLE SERVICE CONTRACT COUNTERPARTY PAYABLES — Vehicle service contract counterparty payables represent amounts owed to insurance companies or other counterparties for vehicle service contract payment plans provided by us for our customers. The vehicle service contract counterparty payables become due in accordance with the terms of the specific contract between Mepco and the counterparty. Typically these terms require payment after Mepco has received one or two payments from the consumer on the payment plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     DERIVATIVE FINANCIAL INSTRUMENTS — We record derivatives on the balance sheet as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.
     We record the fair value of cash-flow hedging instruments (“Cash Flow Hedges”) in accrued income and other assets and accrued expenses and other liabilities. On an ongoing basis, we adjust the balance sheet to reflect the then current fair value of the Cash Flow Hedges. The related gains or losses are reported in other comprehensive income and are subsequently reclassified into earnings, as a yield adjustment in the same period in which the related interest on the hedged items (primarily variable-rate debt obligations) affect earnings. To the extent that the Cash Flow Hedges are not effective, the ineffective portion of the Cash Flow Hedges are immediately recognized as interest expense.
     We also record fair-value hedging instruments (“Fair Value Hedges”) at fair value in accrued income and other assets and accrued expenses and other liabilities. The hedged items (primarily fixed-rate debt obligations) are also recorded at fair value through the statement of operations, which offsets the adjustment to the Fair Value Hedges. On an ongoing basis, we adjust the balance sheet to reflect the then current fair value of both the Fair Value Hedges. and the respective hedged items. To the extent that the change in value of the Fair Value Hedges do not offset the change in the value of the hedged items, the ineffective portion is immediately recognized as interest expense.
     Certain derivative financial instruments are not designated as hedges. The fair value of these derivative financial instruments have been recorded on our balance sheet and are adjusted on an ongoing basis to reflect their then current fair value. The changes in the fair value of derivative financial instruments not designated as hedges, are recognized currently in earnings.
     When hedge accounting is discontinued because it is determined that a derivative financial instrument no longer qualifies as a fair-value hedge, we continue to carry the derivative financial instrument on the balance sheet at its fair value, and no longer adjust the hedged item for changes in fair value. The adjustment of the carrying amount of the previously hedged item is accounted for in the same manner as other components of similar instruments. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we continue to carry the derivative financial instrument on the balance sheet at its fair value, and gains and losses that were included in accumulated other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, we continue to carry the derivative financial instrument at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.
     When a derivative financial instrument that qualified for hedge accounting is settled and the hedged item remains, the gain or loss on the derivative financial instrument is accreted or amortized over the life that remained on the settled derivative financial instrument.
     COMPREHENSIVE INCOME — Comprehensive Income consists of unrealized gains and losses on securities available for sale and derivative instruments classified as cash flow hedges. The net change in unrealized loss on securities available for sale reflects net gains reclassified into earnings of $2.8 million and $0.7 million in 2009 and 2007, respectively and reflects net losses reclassified into earnings of $4.6 million in 2008. The reclassification of these amounts from comprehensive income resulted in an income tax expense of $1.0 million and $0.2 million in 2009 and 2007, respectively, and resulted in an income tax benefit of $1.6 million in 2008.
     EARNINGS PER COMMON SHARE — Basic earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period and participating share awards. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. For diluted earnings per common share net income applicable to common stock is divided by the weighted average number of common shares outstanding during the period plus amounts representing the dilutive effect of stock options outstanding and stock units for deferred compensation plan for non-employee directors. For any period in which a loss is recorded, the assumed exercise of stock options, unvested restricted stock and stock units for deferred compensation plan for non-employee directors would have an anti-dilutive impact on the loss per share and thus are ignored in the diluted per share calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     STOCK BASED COMPENSATION — Compensation cost is recognized for stock options and non-vested share awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of our common stock at the date of grant is used for non-vested share awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.
     COMMON STOCK — At December 31, 2009, 0.5 million shares of common stock were reserved for issuance under the dividend reinvestment plan and 1.6 million shares of common stock were reserved for issuance under our long-term incentive plans.
     RECLASSIFICATION — Certain amounts in the 2008 and 2007 consolidated financial statements have been reclassified to conform with the 2009 presentation.
     ADOPTION OF NEW ACCOUNTING STANDARDS — In July 2009, the FASB issued Accounting Standards Codification (“ASC”) topic 105 “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162”). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”). Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have an effect on our consolidated financial statements.
     In June 2009, the FASB issued FASB ASC topic 860 “Transfers and Servicing” (formerly SFAS No. 166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140”). This standard removes the concept of a qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The effective date of this standard is January 1, 2010. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.
     In June 2009, the FASB issued FASB ASC 810-10, “Consolidation” (formerly SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”). The standard amends tests for variable interest entities to determine whether a variable interest entity must be consolidated. FASB ASC 810-10 requires an entity to perform an analysis to determine whether an entity’s variable interest or interests give it a controlling financial interest in a variable interest entity. This standard requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and enhanced disclosures that provide more transparent information about an entity’s involvement with a variable interest entity. The effective date of this standard is January 1, 2010. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.
     In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The effective date is the first reporting period beginning after issuance. The adoption of this ASU did not have a material effect on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In April 2009, the FASB issued ASC 320-10-65-1 (formerly FASB Staff Position (“FSP”) No. 115-2 and No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). This standard amends existing guidance for determining whether impairment is other-than-temporary for debt securities and requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. Additionally, this standard expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this standard resulted in $4.0 million of OTTI relating to other factors being recognized in other comprehensive income during 2009.
     In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.
     In May 2009, the FASB issued ASC topic 855 “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard is effective for financial statements issued for interim or annual periods ending after June 15, 2009. We adopted this statement during the second quarter of 2009. We have evaluated subsequent events through February 26, 2010 which represents the date our financial statements included in our December 31, 2009 Form 10-K were filed with the Securities and Exchange Commission (financial statement issue date). We have not evaluated subsequent events relating to these financial statements after that date.
     In February 2008, the FASB issued ASC 820-10-65-1 (formerly FSP 157-2, “Effective Date of FASB Statement No. 157”). This standard delays the effective date of SFAS #157, “Fair Value measure for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this standard on January 1, 2009 did not have a material impact on our consolidated financial statements.
     In March 2008, the FASB issued ASC 815-10-65-1 (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”). This standard amends and expands the disclosure requirements of FASB ASC topic 815 “Derivatives and Hedging” (previously SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) and requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We adopted this standard on January 1, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In June 2008, the FASB amended certain provisions of ASC 260-10-45 (formerly FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”). These provisions address whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share under the two class method. These provisions are effective for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively. The adoption of these provisions on January 1, 2009 had the effect of treating our unvested share payment awards as participating in the earnings allocation when computing our basic earnings per share. Prior period earnings per share data has been adjusted to treat unvested share awards as participating.
     In December 2007, the FASB issued ASC topic 805 “Business Combinations” (formerly SFAS No. 141(R), “Business Combination”). This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. This standard is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard on January 1, 2009 did not have a material effect on our consolidated financial statements.
NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS
     Our bank is required to maintain reserve balances in the form of vault cash and non-interest earning balances with the Federal Reserve Bank. The average reserve balances to be maintained during 2009 and 2008 were $25.5 million and $16.9 million respectively. We do not maintain compensating balances with correspondent banks. We are also required to maintain reserve balances related to our visa debit card operations and merchant payment processing operations. These balances are held at unrelated financial institutions and totaled $7.6 million and $0.5 million at December 31, 2009 and 2008, respectively.
NOTE 3 — SECURITIES
     Securities available for sale consist of the following at December 31:

	Amortized	Unrealized
	Cost	Gains	Losses	Fair Value
		(Dollars in thousands)
2009
U.S. agency residential mortgage-backed	$46,108	$1,500	$86	$47,522
Private label residential mortgage-backed	38,531	97	7,653	30,975
Other asset-backed	5,699		194	5,505
Obligations of states and political subdivisions	66,439	1,096	403	67,132
Trust preferred	14,272	456	1,711	13,017

Total	$171,049	$3,149	$10,047	$164,151

2008
U.S. agency residential mortgage-backed	$47,376	$715	$62	$48,029
Private label residential mortgage-backed	48,921		12,034	36,887
Other asset-backed	8,276	338	1,193	7,421
Obligations of states and political subdivisions	105,499	1,638	1,584	105,553
Trust preferred	17,874		5,168	12,706
Preferred stock	3,800	1,016		4,816

Total	$231,746	$3,707	$20,041	$215,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Our investments’ gross unrealized losses and fair values aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position, at December 31 follows:

	Less Than Twelve Months		Twelve Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
			(Dollars in thousands)
2009
U.S. agency residential mortgage-backed	$7,310	$86			$7,310	$86
Private label residential mortgage-backed	4,343	112	$18,126	$7,541	22,469	7,653
Other asset backed	783	3	4,722	191	5,505	194
Obligations of states and political subdivisions	4,236	124	3,960	279	8,196	403
Trust preferred			7,715	1,711	7,715	1,711

Total	$16,672	$325	$34,523	$9,722	$51,195	$10,047

2008
U.S. agency residential mortgage-backed	$4,827	$62			$4,827	$62
Private label residential mortgage-backed	23,297	5,224	$13,590	$6,810	36,887	12,034
Other asset backed	5,838	1,193			5,838	1,193
Obligations of states and political subdivisions	31,273	1,507	1,258	77	32,531	1,584
Trust preferred	9,490	2,409	3,132	2,759	12,622	5,168

Total	$74,725	$10,395	$17,980	$9,646	$92,705	$20,041

     We evaluate securities for other-than-temporary impairment at least quarterly and more frequently when economic or market concerns warrant such evaluation. In performing this review management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the fair value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings.
     For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.
     U.S. Agency residential mortgage-backed securities — at December 31, 2009 we had 5 securities whose fair market value is less than amortized cost. The unrealized losses are largely attributed to rising interest rates. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
     Private label residential mortgage and other asset-backed securities — at December 31, 2009 we had 23 securities whose fair value is less than amortized cost. 22 of the issues are rated by a major rating agency as investment grade while 1 is below investment grade. Pricing conditions in the private label residential mortgage and asset-backed security markets are characterized by sporadic secondary market flow, significant implied liquidity risk premiums, a wide bid / ask spread and an absence of new issuances of similar securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The unrealized losses are largely attributable to credit spread widening on these securities. The underlying loans within these securities include Jumbo (60%), Alt A (25%) and manufactured housing (15%).

	December 31,
	2009		2008
		Net		Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
	(Dollars in thousands)
Private label residential mortgage-backed
Jumbo	$21,718	$(5,749)	$26,139	$(9,349)
Alt-A	9,257	(1,807)	10,748	(2,685)
Other asset-backed — Manufactured housing	5,505	(194)	7,421	(855)
     All of the private label mortgage-backed transactions have geographic concentrations in California, ranging from 29% to 59% of the collateral pool. Typical exposure levels to California (median exposure is 43%) are consistent with overall market collateral characteristics. Six transactions have modest exposure to Florida, ranging from 5% to 11%, and one transaction has modest exposure to Arizona (5%). The underlying collateral pools do not have meaningful exposure to Nevada, Michigan or Ohio. None of the issues involve subprime mortgage collateral. Thus the impact of this market segment is only indirect, in that it has impacted liquidity and pricing in general for private label mortgage-backed securities. The majority of transactions are backed by fully amortizing loans. However, eight transactions have concentrations in interest only loans ranging from 31% to 94%. The structure of the mortgage and asset-backed securities portfolio provides protection to credit losses. The portfolio primarily consists of senior securities as demonstrated by the following: super senior (7%), senior (73%), senior support (12%) and mezzanine (8%). The mezzanine classes are from seasoned transactions (65 to 95 months) with significant levels of subordination (8% to 23%). Except for the additional discussion below relating to other than temporary impairment, each private label mortgage and asset-backed security has sufficient credit enhancement via subordination to reasonably assure full realization of book value. This assertion is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes other real estate (ORE), foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies.
     All of these securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The non-receipt of interest cash flows is not expected and thus not presently considered in our discounted cash flow methodology discussed below.
     In addition to the review discussed above, certain securities, including the one security with a rating below investment grade, were reviewed for OTTI utilizing a cash flow projection. The scope of review included securities that account for 97% of the $7.8 million in unrealized losses. In our analysis, recovery was evaluated by discounting the expected cash flows back at the book yield. If the present value of the future cash flows is less than amortized cost, then there would be a credit loss. Our cash flow analysis forecasted cash flow from the underlying loans in each transaction and then applied these cash flows to the bonds in the securitization. The cash flows from the underlying loans considered contractual payment terms (scheduled amortization), prepayments, defaults and severity of loss given default. The analysis used dynamic assumptions for prepayments, defaults and severity. Near term prepayment assumptions were based on recently observed prepayment rates. In many cases, recently observed prepayment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rates are depressed due to a sharp decline in new jumbo loan issuance. This loan market is heavily dependent upon securitization for funding, and new securitization transactions have been minimal. Our model projects that prepayment rates gradually revert to historical levels. For seasoned ARM transactions normalized prepayment rates are estimated at 15% to 25% CPR. For fixed rate collateral, the analysis considers the spread differential between the collateral and the current market rate for conforming mortgages. Near term default assumptions were based on recent default observations as well as the volume of existing real-estate owned, pending foreclosures and severe delinquencies. Default levels generally are projected to remain elevated or increase for a period of time sufficient to address the level of distressed loans in the transaction. Our model expects defaults to then decline gradually as the housing market and the economy stabilize, generally after 2 to 3 years. Current severity assumptions are based on recent observations. Loss severity is expected to decline gradually as the housing market and the economy stabilize, generally after 2 to 3 years. Except for one below investment grade security discussed in further detail below, our cash flow analysis forecasts complete recovery of our cost basis for each reviewed security.
     The private label mortgage-backed security with a below investment grade credit rating was evaluated for OTTI using the cash flow analysis discussed above. At December 31, 2009 this security had a fair value of $3.9 million and an unrealized loss of $4.1 million (amortized cost of $8.0 million). The underlying loans in this transaction are 30 year fixed rate jumbos with an average origination date FICO of 748 and an average origination date loan-to-value ratio of 73%. The loans backing this transaction were originated in 2007 and is our only security backed by 2007 vintage loans. We believe that this vintage is a key differentiating factor between this security and the others in our portfolio that are rated above investment grade. The bond is a senior security that is receiving principal and interest payments similar to principal reductions in the underlying collateral. The cash flow analysis described above calculated an OTTI of $4.1 million at December 31, 2009, $0.065 million of this amount was attributed to credit and was recognized in our consolidated statements of operations while the balance was attributed to other factors and reflected in our consolidated statements of other comprehensive income (loss).
     As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.
     Obligations of states and political subdivisions — at December 31, 2009 we had 32 municipal securities whose fair value is less than amortized cost. The unrealized losses are largely attributed to a widening of market spreads and continued illiquidity for certain issues. The majority of the securities are not rated by a major rating agency. Approximately 75% of the non rated securities originally had a AAA credit rating by virtue of bond insurance. However, the insurance provider no longer has an investment grade rating. The remaining non rated issues are small local issues that did not receive a credit rating due to the size of the transaction. The non rated securities have a periodic internal credit review according to established procedures. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
     Trust preferred securities — at December 31, 2009 we had six securities whose fair value is less than amortized cost. All of our trust preferred securities are single issue securities issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities over the past two years has suffered from significant credit spread widening fueled by uncertainty regarding potential losses of financial companies, the absence of a liquid functioning secondary market and potential supply concerns from financial companies issuing new debt to recapitalize themselves. Since the end of the first quarter, although still showing signs of weakness, pricing has improved somewhat as some uncertainty has been taken out of the market. Two of the six securities are rated by a major rating agency as investment grade, while two are split rated (these securities are rated as investment grade by one major rating agency and below investment grade by another) and the other two are non-rated. The two non-rated issues are relatively small banks and neither of these issues were ever rated. The issuers on these trust preferred securities, which had a combined book value of $2.8 million and a combined fair value of $1.8 million as of December 31, 2009, continue to make interest payments and have satisfactory credit metrics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Our OTTI analysis for trust preferred securities is based on a security level financial analysis of the issuer. This review considers: external credit ratings, maturity date of the instrument, the scope of the bank’s operations, relevant financial metrics and recent issuer specific news. The analysis of relevant financial metrics includes: capital adequacy, assets quality, earnings and liquidity. We use the same OTTI review methodology for both rated and non-rated issues. During the first quarter of 2009 we recorded OTTI on an unrated trust preferred security whose fair value at December 31, 2009 now exceeds its amortized cost. Specifically, this issuer has deferred interest payments on all of its trust preferred securities and is operating under a written agreement with the regulatory agencies that specifically prohibits dividend payments. The issuer is a relatively small bank with operations centered in southeast Michigan. The issuer reported losses in 2008 and 2009 and has a high volume of nonperforming assets relative to tangible capital. This investment’s amortized cost has been written down to a price of 26.75, or $0.07 million, compared to a par value of 100.00, or $0.25 million.

	December 31,
	2009		2008
		Net		Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
	(Dollars in thousands)
Trust preferred securities
Rated issues	$11,188	$(212)	$11,114	$(3,874)
Unrated issues — no OTTI	1,761	(1,044)	1,508	(1,294)
Unrated issues — with OTTI	68	1	84
     As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.
     During 2009, 2008 and 2007 we recorded OTTI charges on securities available for sale of $0.1 million, $0.2 million and $1.0 million respectively.
     The amortized cost and fair value of securities available for sale at December 31, 2009, by contractual maturity, follow. The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
	(Dollars in thousands)
Maturing within one year	$2,700	$2,742
Maturing after one year but within five years	12,957	13,320
Maturing after five years but within ten years	25,260	25,478
Maturing after ten years	39,794	38,609

	80,711	80,149
U.S. agency residential mortgage-backed	46,108	47,522
Private label residential mortgage-backed	38,531	30,975
Other asset-backed	5,699	5,505

Total	$171,049	$164,151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A summary of proceeds from the sale of securities available for sale and gains and losses follows:

		Realized
	Proceeds	Gains	Losses(1)
	(Dollars in thousands)
2009	$43,525	$3,003	$130
2008	80,348	1,903	112
2007	61,520	327	32

(1)	Losses in 2009 exclude $0.1 million of other than temporary impairment; losses in 2008 exclude a $6.2 million write-down related to the dissolution of a money-market auction rate security and the distribution of the underlying preferred stock and $0.2 million of other than temporary impairment; and losses in 2007 exclude $1.0 million of other than temporary impairment charges on preferred stock.
     During 2009 and 2008 our trading securities consisted of various preferred stocks. During 2009 and 2008 we recognized gains (losses) on trading securities of $1.0 million and $(10.4) million, respectively, that are included in net gains (losses) on securities in the consolidated statements of operations. Of these amounts, $0.04 million and $(2.8) million relates to gains (losses) recognized on trading securities still held at December 31, 2009 and 2008, respectively.
     Securities with a book value of $82.6 million and $94.2 million at December 31, 2009 and 2008, respectively, were pledged to secure borrowings, public deposits and for other purposes as required by law. There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated shareholders’ equity at December 31, 2009 or 2008.
NOTE 4 — LOANS
     Our loan portfolios at December 31 follow:

	2009	2008
	(Dollars in thousands)
Real estate(1)
Residential first mortgages	$684,567	$760,201
Residential home equity and other junior mortgages	203,222	229,865
Construction and land development	69,496	127,092
Other(2)	585,988	666,876
Payment plan receivables	406,341	286,836
Commercial	187,110	207,516
Consumer	156,213	171,747
Agricultural	6,435	9,396

Total loans	$2,299,372	$2,459,529

(1)	Includes both residential and non-residential commercial loans secured by real estate.

(2)	Includes loans secured by multi-family residential and non-farm, non-residential property.
     Loans are presented net of deferred loan fees of $0.2 million at December 31, 2009 and $0.6 million at December 31, 2008. Payment plan receivables totaling $436.4 million and $307.4 million at December 31, 2009 and 2008, respectively, are presented net of unamortized discount of $30.8 million and $21.2 million at December 31, 2009 and 2008, respectively. These payment plan receivables had effective yields at December 31, 2009 and 2008 of 13.0% and 14.0%, respectively. These receivables have various due dates through January, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     An analysis of the allowance for loan losses for the years ended December 31 follows:

	2009		2008		2007
	Loan	Unfunded	Loan	Unfunded	Loan	Unfunded
	Losses	Commitments	Losses	Commitments	Losses	Commitments
	(In thousands)
Balance at beginning of year	$57,900	$2,144	$45,294	$1,936	$26,879	$1,881
Provision charged to operating expense	103,318	(286)	71,113	208	43,105	55
Recoveries credited to allowance	2,795		3,489		2,346
Loans charged against the allowance	(82,296)		(61,996)		(27,036)

Balance at end of year	$81,717	$1,858	$57,900	$2,144	$45,294	$1,936

     Non-performing loans at December 31 follows:

	2009	2008	2007
	(Dollars in thousands)
Non-accrual loans	$105,965	$122,639	$72,682
Loans 90 days or more past due and still accruing interest	3,940	2,626	4,394

Total non-performing loans	$109,905	$125,265	$77,076

     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. If these loans had continued to accrue interest in accordance with their original terms, approximately $7.3 million, $7.2 million, and $4.7 million of interest income would have been recognized in 2009, 2008 and 2007, respectively. Interest income recorded on these loans was approximately $0.2 million, $0.4 million and $0.6 million in 2009, 2008 and 2007, respectively.
     Impaired loans at December 31, follows :

	2009	2008
	(Dollars in thousands)
Impaired loans with no allocated allowance	$12,054	$14,228
Impaired loans with an allocated allowance	145,871	76,960

Total impaired loans	$157,925	$91,188

Amount of allowance for loan losses allocated	$29,593	$16,788

     Our average investment in impaired loans was approximately $111.2 million, $84.2 million and $40.3 million in 2009, 2008 and 2007, respectively. Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance. Interest income recognized on impaired loans was approximately $1.6 million, $0.6 million and $0.5 million in 2009, 2008 and 2007, respectively of which the majority of these amounts were received in cash.
     The increase in impaired loans relative to the decrease in non-performing loans during 2009 reflects a $62.8 million increase in trouble debt restructured (“TDR”) loans that remain performing at December 31, 2009. The increase in TDR loans is primarily attributed to the restructuring of repayment terms of residential mortgage loans. Restructured loans not already included in non-performing loans above totaled $72.0 million, $9.2 million and $0.2 million at December 31, 2009, 2008 and 2007 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2009	2008	2007
	(Dollars in thousands)
Mortgage loans serviced for :
Fannie Mae	$1,021,982	$931,904	$933,353
Freddie Mac	708,054	721,777	699,297
Other	291	433	598

Total	$1,730,327	$1,654,114	$1,633,248

     An analysis of capitalized mortgage loan servicing rights for the years ended December 31 follows:

	2009	2008	2007
	(Dollars in thousands)
Balance at beginning of year	$11,966	$15,780	$14,782
Originated servicing rights capitalized	5,213	2,405	2,873
Amortization	(4,255)	(1,887)	(1,624)
Change in valuation allowance	2,349	(4,332)	(251)

Balance at end of year	$15,273	$11,966	$15,780

Valuation allowance	$2,302	$4,651	$319

Loans sold and serviced that have had servicing rights capitalized	$1,725,278	$1,647,664	$1,623,797

     The fair value of capitalized mortgage loan servicing rights was $16.3 million and $12.2 million at December 31, 2009 and 2008, respectively. Fair value was determined using an average coupon rate of 5.73%, average servicing fee of 0.257%, average discount rate of 10.08% and an average PSA rate of 210 for December 31, 2009; and an average coupon rate of 6.06%, average servicing fee of 0.258%, average discount rate of 9.82% and an average PSA rate of 360 for December 31, 2008.
NOTE 5 — OTHER REAL ESTATE OWNED
     During 2009 and 2008 we foreclosed on certain loans secured by real estate and transferred approximately $35.3 million and $20.6 million to other real estate in each of those years, respectively. At the time of acquisition amounts were charged-off against the allowance for loan losses to bring the carrying amount of these properties to their estimated fair values, less estimated costs to sell. During 2009 and 2008 we sold other real estate with book balances of approximately $16.7 million and $7.2 million, respectively. Gains or losses on the sale of other real estate are included in non-interest expense on the income statement.
     We periodically review our real estate owned properties and establish valuation allowances on these properties if values have declined since the date of acquisition. An analysis of our valuation allowance for other real estate owned follows:

	2009	2008
	(Dollars in thousands)
Balance at beginning of year	$2,363	$—
Additions charged to expense	7,108	3,130
Direct write-downs	2,973	767

Balance at end of year	$6,498	$2,363

     We had no valuation allowance at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other real estate and repossessed assets totaling $31.5 million and $20.0 million at December 31, 2009 and 2008, respectively are presented net of valuation allowance.
NOTE 6 — PROPERTY AND EQUIPMENT
     A summary of property and equipment at December 31 follows:

	2009	2008
	(Dollars in thousands)
Land	$19,403	$19,298
Buildings	69,286	68,433
Equipment	73,122	66,171

	161,811	153,902
Accumulated depreciation and amortization	(89,195)	(80,584)

Property and equipment, net	$72,616	$73,318

     Depreciation expense was $8.7 million, $8.3 million and $8.5 million in 2009, 2008 and 2007, respectively.
NOTE 7 — INTANGIBLE ASSETS
     Intangible assets, net of amortization, at December 31 follows:

	2009		2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	(Dollars in thousands)
Amortized intangible assets
Core deposit	$31,326	$21,066	$31,326	$19,381
Customer relationship	1,302	1,302	1,302	1,165
Covenants not to compete	1,520	1,520	1,520	1,412

Total	$34,148	$23,888	$34,148	$21,958

Unamortized intangible assets — Goodwill			$16,734

     Intangible amortization expense was $1.9 million, $3.1 million and $3.4 million in 2009, 2008 and 2007, respectively.
     A summary of estimated intangible amortization, primarily amortization of core deposit and customer relationship intangibles, at December 31, 2009, follows:

(Dollars in thousands)

2010	1,280
2011	1,371
2012	1,088
2013	1,078
2014	801
2015 and thereafter	4,642

Total	$10,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Changes in the carrying amount of goodwill by reporting segment for the years ended December 31, 2009 and 2008, follows:

	IB	Mepco	Other(1)	Total
		(Dollars in thousands)
Balance at January 1, 2008	$49,677	$16,734	$343	$66,754
Acquired during the year				0
Impairment	(49,677)		(343)	(50,020)

Balance at December 31, 2008	0	16,734	0	16,734
Acquired during the year				0
Impairment		(16,734)		(16,734)

Balance at December 31, 2009	$0	$0	$0	$0

(1)	Includes items relating to our parent company.
     During 2009 we recorded a $16.7 million goodwill impairment charge at our Mepco segment. In the fourth quarter of 2009 we updated our goodwill impairment testing (interim tests had also been performed in the prior quarters of 2009). The results of the year end goodwill impairment testing showed that the estimated fair value of our Mepco reporting unit was less than the carrying value of equity. The fair value of Mepco is principally based on estimated future earnings utilizing a discounted cash flow methodology. Mepco recorded a loss in the fourth quarter of 2009. Further, Mepco’s largest business counterparty, who accounted for nearly one-half of Mepco’s payment plan business, defaulted in its obligations to Mepco and this counterparty is expected to cease operations in 2010. These factors adversely impacted the level of Mepco’s expected future earnings and hence its fair value. This necessitated a step 2 analysis and valuation. Based on the step 2 analysis (which involved determining the fair value of Mepco’s assets, liabilities and identifiable intangibles) we concluded that goodwill was now impaired, resulting in this $16.7 million charge. In addition, we accelerated the amortization of a customer relationship intangible at Mepco in the amount of $0.1 million. This customer relationship intangible had a zero balance at December 31, 2009.
     During 2008 we recorded a $50.0 million goodwill impairment charge. In the fourth quarter of 2008 we updated our goodwill impairment testing (interim tests had also been performed in the second and third quarters of 2008). Our common stock price dropped even further in the fourth quarter resulting in a wider difference between our market capitalization and book value. The results of the year end goodwill impairment testing showed that the estimated fair value of our bank reporting unit was less than the carrying value of equity. This necessitated a step 2 analysis and valuation. Based on the step 2 analysis (which involved determining the fair value of our bank’s assets, liabilities and identifiable intangibles) we concluded that goodwill was now impaired, resulting in this $50.0 million charge. A portion of the $50.0 goodwill impairment charge was tax deductible and a $6.3 million tax benefit was recorded related to this charge.
     During 2007 we recorded a goodwill impairment charge of $0.3 million at First Home Financial (FHF) which was acquired in 1998. Based on the fair value of FHF the goodwill associated with FHF was written down to zero. Goodwill was previously written down in 2006 from $1.5 million to $0.3 million. FHF was a loan origination company based in Grand Rapids, Michigan that specialized in the financing of manufactured homes located in mobile home parks or communities and was a subsidiary of our IB segment above. Revenues and profits had declined at FHF over the last few years and had continued to decline through the second quarter of 2007. As a result of these declines, the operations of FHF ceased effective June 15, 2007 and this entity was dissolved on June 30, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 8 — DEPOSITS
     A summary of interest expense on deposits for the years ended December 31 follows:

	2009	2008	2007
	(Dollars in thousands)
Savings and NOW	$5,751	$10,262	$18,768
Time deposits under $100,000	25,202	28,572	61,664
Time deposits of $100,000 or more	4,452	7,863	8,628

Total	$35,405	$46,697	$89,060

     Aggregate time deposits in denominations of $100,000 or more amounted to $167.7 million and $191.2 million at December 31, 2009 and 2008, respectively.
     A summary of the maturity of time deposits at December 31, 2009, follows:

(Dollars in thousands)
2010	$512,415
2011	243,158
2012	156,097
2013	131,938
2014	125,545
2015 and thereafter	2,167

Total	$1,171,320

     Time deposits acquired through broker relationships totaled $629.2 million and $182.3 million at December 31, 2009 and 2008, respectively.
NOTE 9 — OTHER BORROWINGS
     A summary of other borrowings at December 31 follows:

	2009	2008
	(Dollars in thousands)
Advances from the Federal Home Loan Bank	$94,382	$314,214
Repurchase agreements	35,000	35,000
U.S. Treasury demand notes	1,796	3,270
Federal Reserve Bank borrowings	—	189,500
Other	4	2

Total	$131,182	$541,986

     Advances from the Federal Home Loan Bank (“FHLB”) are secured by unencumbered qualifying mortgage and home equity loans equal to at least 130% and 200%, respectively of outstanding advances, as well as certain agency and private label mortgage backed securities. Advances are also secured by FHLB stock that we own. As of December 31, 2009, we had unused borrowing capacity with the FHLB (subject to the FHLB’s credit requirements and policies) of $211.9 million. Interest expense on advances amounted to $4.5 million, $12.6 million and $4.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. During 2009 and 2008 FHLB advances totaling $151.5 million and $0.5 million were terminated with no realized gain or loss. No FHLB advances were prepaid during 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     As a member of the FHLB, we must own FHLB stock equal to the greater of 1.0% of the unpaid principal balance of residential mortgage loans or 5.0% of our outstanding advances. At December 31, 2009, we were in compliance with the FHLB stock ownership requirements.
     The maturity dates and weighted average interest rates of FHLB advances at December 31 follow:

	2009		2008
	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Fixed-rate advances
2009			$68,000	2.44%
2010	$6,000	7.46%	6,000	7.46
2011	2,250	5.89	2,250	5.89
2012	384	6.90	384	6.90
2013
2014	4,240	5.73	4,240	5.73
2015 and thereafter	14,508	6.58	14,840	6.58

Total fixed-rate advances	27,382	6.59	95,714	3.64

Variable-rate advances — 2011	67,000	0.32	218,500	3.43

Total advances	$94,382	2.14%	$314,214	3.50%

     A summary of repayments of FHLB Advances at December 31, 2009, follows:

(Dollars in thousands)
2010	$6,359
2011	2,638
2012	762
2013	441
2014	4,717
2015 and thereafter	12,465

Total	$27,382

     Repurchase agreements are secured by mortgage-backed securities with a carrying value of approximately $38.4 million and $39.0 million at December 31, 2009 and 2008 respectively. These securities are being held by the counterparty to the repurchase agreement. The cost of funds on repurchase agreements at December 31, 2009 and 2008 approximated 4.42%.
     Repurchase agreements averaged $35.0 million, $35.0 million and $11.5 million during 2009, 2008 and 2007, respectively. The maximum amounts outstanding at any month end during 2009, 2008 and 2007 was $35.0 million in each year, respectively. Interest expense on repurchase agreements totaled $1.6 million, $1.6 million and $0.6 million, for the years ended 2009, 2008 and 2007, respectively. The $35.0 million of repurchase agreements at December 31, 2009 all mature in 2010. No repurchase agreements were prepaid during 2009 or 2008.
     We had no borrowings outstanding to the Federal Reserve Bank (“FRB”) at December 31, 2009. We had unused borrowing capacity with the FRB (subject to the FRB’s credit requirements and policies) of $502.5 million at December 31, 2009. Collateral for FRB borrowings are qualifying commercial, mortgage and consumer loans as well as certain securities available for sale. Interest expense on these borrowings amounted to $0.2 million and $3.7 million for the years ended December 31, 2009 and 2008, respectively. No interest expense was incurred on FRB borrowings during 2007. FRB borrowings averaged $59.8 million and $182.9 million during 2009 and 2008,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively. The maximum amount outstanding at any month end during 2009 and 2008 were $206.0 million and $331.0 million, respectively. We had no FRB borrowings outstanding during 2007.
     Interest expense on Federal funds purchased was zero, $0.3 million and $1.4 million for the years ended December 31, 2009, 2008 and in 2007, respectively.
     We had established an unsecured credit facility at the parent company comprised of a term loan and a revolving credit agreement. During 2008 the term loan was paid off and the revolving credit agreement was not renewed. Interest expense on the term loan totaled $0.1 million and $0.3 million during 2008 and 2007 respectively. Interest expense on the revolving credit agreement totaled $0.3 million 2007. No interest expense was incurred on the revolving credit agreement during 2008.
     Assets, including securities available for sale and loans, pledged to secure other borrowings totaled $1.489 billion at December 31, 2009.
NOTE 10 — SUBORDINATED DEBENTURES
     We have formed various special purpose entities (the “trusts”) for the purpose of issuing trust preferred securities in either public or pooled offerings or in private placements. Independent Bank Corporation owns all of the common stock of each trust and has issued subordinated debentures to each trust in exchange for all of the proceeds from the issuance of the common stock and the trust preferred securities. Trust preferred securities totaling $41.9 million and $72.8 million at December 31, 2009 and 2008, respectively, qualified as Tier 1 regulatory capital and the remaining amount qualified as Tier 2 regulatory capital.
     These trusts are not consolidated with Independent Bank Corporation and accordingly, we report the common securities of the trusts held by us in other assets and the subordinated debentures that we have issued to the trusts in the liability section of our consolidated statements of financial condition.
     Summary information regarding subordinated debentures as of December 31 follows:

		2009 and 2008
			Trust
			Preferred	Common
	Issue	Subordinated	Securities	Stock
Entity Name	Date	Debentures	Issued	Issued
IBC Capital Finance II	March 2003	$52,165	$50,600	$1,565
IBC Capital Finance III	May 2007	12,372	12,000	372
IBC Capital Finance IV	September 2007	20,619	20,000	619
Midwest Guaranty Trust I	November 2002	7,732	7,500	232

		$92,888	$90,100	$2,788

     Other key terms for the subordinated debentures and trust preferred securities that were outstanding at December 31, 2009 follow:

	Maturity		First Permitted
Entity Name	Date	Interest Rate	Redemption Date
IBC Capital Finance II	March 31, 2033	8.25% fixed	March 31, 2008
IBC Capital Finance III	July 30, 2037	3 month LIBOR plus 1.60%	July 30, 2012
IBC Capital Finance IV	September 15, 2037	3 month LIBOR plus 2.85%	September 15, 2012
Midwest Guaranty Trust I	November 7, 2032	3 month LIBOR plus 3.45%	November 7, 2007
     In the fourth quarter of 2009 we elected to defer distributions (payment of interest) on each of the subordinated debentures and trust preferred securities. The subordinated debentures and trust preferred securities are cumulative

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and have a feature that permits us to defer distributions (payment of interest) from time to time for a period not to exceed 20 consecutive quarters. While we defer the payment of interest, we will continue to accrue the interest expense owed at the applicable interest rate. Upon the expiration of the deferral, all accrued and unpaid interest is due and payable. At December 31, 2009 we had $1.2 million of accrued and unpaid interest. We have the right to redeem the subordinated debentures and trust preferred securities (at par) in whole or in part from time to time on or after the first permitted redemption date specified above or upon the occurrence of specific events defined within the trust indenture agreements. Issuance costs have been capitalized and are being amortized on a straight- line basis over a period not exceeding 30 years and are included in interest expense in the consolidated statements of operations. Distributions (payment of interest) on the trust preferred securities are also included in interest expense in the consolidated statements of operations.
We have announced our intention to pursue an offer to our trust preferred securities holders to convert the securities they hold into shares of our common stock. In January 2009, we filed a preliminary registration statement with the SEC to register the common shares needed for this exchange offer. Additionally, in January 2009, our shareholders approved, at a special meeting, the issuance of common stock in exchange for our trust preferred securities. There is no assurance that our efforts related to the above described exchange offer will be successful.
NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES
     In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the consolidated statements of financial condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. We do not, however, anticipate material losses as a result of these financial instruments.
     A summary of financial instruments with off-balance sheet risk at December 31 follows:

	2009	2008
	(Dollars in thousands)
Financial instruments whose risk is represented by contract amounts
Commitments to extend credit	$136,862	$159,883
Standby letters of credit	13,824	15,900
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since commitments may expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.
     Standby letters of credit are written conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities. The majority of the letters of credit are to corporations, have variable rates that range from 2.5% to 8.5% and mature through 2013.
     Our Mepco segment conducts its payment plan business activities across the United States and also entered Canada in early 2009. The payment plans permit a consumer to purchase a vehicle service contract or product warranty by making installment payments, generally for a term of 12 to 24 months, to the sellers of those contracts or product warranties (one of the “counterparties”). Mepco purchases these payment plans from these counterparties on a recourse basis. Mepco generally does not evaluate the creditworthiness of the individual customer but

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
instead primarily relies on the payment plan collateral (the unearned vehicle service contract and unearned sales commission) in the event of default. When consumers stop making payments or exercise their right to voluntarily cancel the contract, the remaining unpaid balance of the payment plan is recouped by Mepco from the counterparties that sold the vehicle service contract or product warranty and provided the coverage. The sudden failure of one of Mepco’s major counterparties (an insurance company, administrator, or seller/dealer) could expose us to significant losses.
     Payment defaults and voluntary cancellations have increased significantly during 2009, reflecting both weak economic conditions and adverse publicity impacting the vehicle service contract industry. When counterparties do not honor their contractual obligations to Mepco to repay advanced funds, we recognize estimated losses. Mepco vigorously pursues collection (including commencing legal action) of funds due to it under its various contracts with counterparties. During the third quarter of 2009, we identified a counterparty that is experiencing particularly severe financial difficulties and have accrued for estimated potential losses related to that relationship. 2009 and 2008 non-interest expenses include $31.2 million and $1.0 million, respectively, charge related to estimated losses for vehicle service contract counterparty contingencies. These charges are being classified in non-interest expense because they are associated with a default or potential default of a contractual obligation under our counterparty contracts as opposed to loss on the administration of the payment plan itself.
     An analysis of our counterparty contingency accrual follows:

	2009	2008	2007
	(Dollars in thousands)
Balance at beginning of year	$—	$—	$—
Additions charged to expense	31,234	966
Charge-offs	(18,990)	(966)

Balance at end of year	$12,244	$—	$—

     Several marketers and sellers of the vehicle service contracts, including companies from which Mepco has purchased payment plans, have been sued or are under investigation for alleged violations of telemarketing laws and other consumer protection laws. The actions have been brought primarily by state attorneys general and the Federal Trade Commission (FTC) but there have also been class action and other private lawsuits filed. In some cases, the companies have been placed into receivership or have discontinued business. In addition, the allegations, particularly those relating to blatantly abusive telemarketing practices by a relatively small number of marketers, have resulted in a significant amount of negative publicity that has affected the industry. It is possible these events could also cause federal or state lawmakers to enact legislation to further regulate the industry.
     We are also involved in various other litigation matters in the ordinary course of business and at the present time, we do not believe that any of these matters will have a significant impact on our financial condition or results of operation.
NOTE 12 — SHAREHOLDERS’ EQUITY AND EARNINGS PER COMMON SHARE
     In December 2008, we issued 72,000 shares of Series A, no par value, $1,000 liquidation preference, fixed rate cumulative perpetual preferred stock (“Preferred Stock”) and a warrant to purchase 3,461,538 shares of our common stock (“Warrants”) to the U.S. Department of Treasury (“UST”) in return for $72.0 million under the CPP. Of the total proceeds, $68.4 million was allocated to the Preferred Stock and $3.6 million was allocated to the Warrants (included in capital surplus) based on the relative fair value of each. The $3.6 million discount on the Preferred Stock is being accreted using an effective yield method over five years. The accretion is being recorded as part of the Preferred Stock dividend.
     The Preferred Stock requires a quarterly cumulative cash dividend at a rate of 5% per annum on the $1,000 liquidation preference to, but excluding February 15, 2014 and a rate of 9% per annum thereafter. We accrue dividends based on this rate, liquidation preference and time since last quarterly dividend payment was made. In the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fourth quarter of 2009, we elected, beginning with the payment that was due on November 16, 2009, to defer regularly scheduled quarterly dividend payments on the Preferred Stock. We will continue to accrue for these dividends during the deferral period. At December 31, 2009 we had cumulative Preferred Stock dividends in arrears of $0.9 million.
     So long as any shares of Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, (a) no dividend whatsoever may be paid or declared on the Company’s common stock or other junior stock, other than a dividend payable solely in common stock and other than certain dividends or distributions of rights in connection with a shareholders’ rights plan; and (b) neither the Company nor its subsidiaries may purchase, redeem or otherwise acquire for consideration any shares of its common stock or other junior stock unless the Company has paid in full all accrued dividends on the Preferred Stock for all prior dividend periods, other than purchases, redemptions or other acquisitions of the Company’s common stock or other junior stock in connection with the administration of its employee benefit plans in the ordinary course of business and consistent with past practice; pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation; any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan, redemptions or repurchases of rights pursuant to any shareholders’ rights plan; acquisition of record ownership of common stock or other junior stock or parity stock for the beneficial ownership of any other person who is not the Company or one of its subsidiaries, including as trustee or custodian; and the exchange or conversion of common stock or other junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     The Preferred Stock may be redeemed at any time, in whole or in part, subject to the UST’s prior consultation with the Federal Reserve Board. Prior to the recent enactment of the American Recovery and Reinvestment Act of 2009, there were certain restrictions on our ability to redeem the Preferred Stock. In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption. The Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Preferred Stock have no right to require the redemption or repurchase of the Preferred Stock. Our Board of Directors, or a duly authorized committee of the Board of Directors, has full power and authority to prescribe the terms and conditions upon which the Preferred Stock will be redeemed from time to time, subject to the provisions of the Certificate of Designation (including the limitations described in this paragraph). If fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our Board of Directors or a committee thereof may determine to be fair and equitable.
     The Warrant is initially exercisable for 3,461,538 shares of our common stock. The initial exercise price applicable to the Warrant is $3.12 per share of common stock for which the Warrant may be exercised. The number of shares of common stock underlying the Warrant and the exercise price applicable to the Warrant are both subject to adjustment for certain dilutive actions we may take, including stock dividends, stock splits, and similar transactions. The Warrant may be exercised at any time on or before December 12, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised.
     In December 2009, we made a proposal to the UST to exchange all of the shares of the Preferred Stock for shares of our common stock with a value (based on market prices at the time of the exchange) equal to 75% of the aggregate liquidation value of the preferred stock surrendered in the exchange. The aggregate liquidation value of the Preferred Stock is $72.0 million. As a result, if our proposal is accepted by the UST, it would result in us issuing the UST shares of our common stock with a value of $54.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     We continue to hold discussions with the UST regarding our proposal and continue to provide them with additional information for them to evaluate our proposal. However, we do not know at this time whether the UST will accept our proposal, whether they will make a counterproposal, or, if they agree to any form of an exchange, what conditions might be imposed on their participation. We also do not know the timing of when the UST will make its decision or whether, if the UST agrees to participate in an exchange, what the timing of that exchange may be.
     A reconciliation of basic and diluted earnings per share for the years ended December 31 follows:

	2009	2008	2007
	(In thousands, except per share amounts)
Income (loss) from continuing operations	$(90,227)	$(91,664)	$9,955
Preferred dividends	4,301	215

Income (loss) from continuing operations applicable to common shareholders	$(94,528)	$(91,879)	$9,955

Net income (loss)	$(90,227)	$(91,664)	$10,357
Preferred dividends	4,301	215

Net income (loss) applicable to common stock	$(94,528)	$(91,879)	$10,357

Shares outstanding(1)	23,866	22,985	22,684
Stock units for deferred compensation plan for non-employee directors	70	61	62
Effect of stock options		3	118

Shares outstanding for calculation of diluted earnings per share(1)	23,936	23,049	22,864

Income (loss) per common share from continuing operations
Basic	$(3.96)	$(4.00)	$0.44

Diluted	$(3.96)	$(4.00)	$0.44

Net income (loss) per common share
Basic	$(3.96)	$(4.00)	$0.46

Diluted	$(3.96)	$(4.00)	$0.45

(1)	For any period in which a loss is recorded, the assumed exercise of stock options and stock units for the deferred compensation plan for non-employee directors would have an anti-dilutive impact on the loss per share and thus are ignored in the diluted per share calculation.
     Diluted income/loss per share attributed to discontinued operations was income of $0.02 in 2007.
     Weighted average stock options outstanding that were not considered in computing diluted earnings (loss) per share because they were anti-dilutive totaled 1.5 million, 1.5 million and 1.1 million for 2009, 2008 and 2007, respectively. The Warrant to purchase 3,461,538 shares of our common stock was also not considered in computing the loss per share in 2009 and 2008 as it was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 13 — INCOME TAX
     The composition of income tax expense (benefit) from continuing operations for the years ended December 31 follows:

	2009	2008	2007
	(Dollars in thousands)
Current	$(5,356)	$(7,873)	$5,160
Deferred	(4,504)	(16,629)	(6,263)
Change in valuation allowance	6,650	27,565

Income tax expense (benefit)	$(3,210)	$3,063	$(1,103)

     The deferred income tax benefit of $4.5 million during 2009 is primarily attributed to the affects of pretax other comprehensive income while the deferred income tax benefits of $16.6 million and $6.3 million in 2008 and 2007, respectively can be attributed to tax effects of temporary differences. The tax benefit related to the exercise of stock options recorded in shareholders’ equity was none during 2009 and $0.02 million and $0.3 million during 2008 and 2007, respectively.
     A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate of 35% in each year presented to income from continuing operations before income tax for the years ended December 31 follows:

	2009	2008	2007
	(Dollars in thousands)
Statutory rate applied to income (loss) from continuing operations before income tax	$(32,703)	$(31,010)	$3,098
Change in valuation allowance	23,999	27,565
Goodwill impairment	5,857	11,172	120
Tax-exempt income	(1,455)	(3,047)	(4,031)
Bank owned life insurance	(565)	(682)	(674)
Non-deductible meals, entertainment and memberships	86	133	157
Dividends paid to Employee Stock Ownership Plan	(28)	(145)	(366)
Other, net	1,599	(923)	593

Income tax expense	$(3,210)	$3,063	$(1,103)

     Generally, the amount of tax expense or benefit allocated to continuing operations is determined without regard to the tax effects of other categories of income or loss, such as other comprehensive income. However, an exception to the general rule is provided when there is a pretax loss from continuing operations and pretax income from other categories in the current year. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in continuing operations even when a valuation allowance has been established against deferred tax assets. In 2009, pretax other comprehensive income of $11.6 million reduced our current year valuation allowance and resulted in a benefit of $4.1 million being allocated to the current year loss from continuing operations.
     We assess the need for a valuation allowance against our deferred tax assets periodically. The realization of deferred tax assets (net of the recorded valuation allowance) is largely dependent upon future taxable income, future reversals of existing taxable temporary differences and ability to carry-back losses to available tax years. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including anticipated operating results, taxable income in carry-back years, scheduled reversals of deferred tax liabilities and tax planning strategies. In 2008, our conclusion that we needed a valuation allowance was based on a number of factors, including our declining operating performance since 2005 and our net operating loss in 2008, overall negative trends in the banking industry and our expectation that our operating results will continue to be negatively affected

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by the overall economic environment. As a result, we recorded a valuation allowance in 2008 of $36.2 million on our deferred tax assets which consisted of $27.6 million recognized as income tax expense and $8.6 million recognized through the accumulated other comprehensive loss component of shareholders’ equity. The valuation allowance against our deferred tax assets at December 31, 2008 of $36.2 million represented our entire net deferred tax asset except for that amount which could be carried back to 2007 and recovered in cash as well as for certain deferred tax assets at Mepco that relate to state income taxes and that can be recovered based on Mepco’s individual earnings. During 2009, we concluded that we needed to continue to carry a valuation allowance based on similar factors discussed above. As a result we recorded an additional valuation allowance of $24.0 million. The valuation allowance against our deferred tax assets of $60.2 million at December 31, 2009 may be reversed to income in future periods to the extent that the related deferred income tax assets are realized or the valuation allowance is otherwise no longer required. This valuation allowance represents our entire net deferred tax asset except for certain deferred tax assets at Mepco that relate to state income taxes and that can be recovered based on Mepco’s individual earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

	2009	2008
	(Dollars in thousands)
Deferred tax assets
Allowance for loan losses	$29,290	$21,054
Net operating loss carryforward	14,378	2,760
Purchase premiums, net	5,317	5,563
Vehicle service contract counterparty risk reserve	4,867	768
Unrealized loss on securities available for sale	2,414	5,714
Alternative minimum tax credit carry forward	2,577	1,678
Valuation allowance on other real estate owned	2,274	827
Unrealized loss on derivative financial instruments	1,545	2,220
Fixed assets	1,276	1,379
Deferred compensation	779	790
Nonaccrual loan interest income	774	457
Unrealized loss on trading securities	611	1,668
Share based payments	574	303
Mepco claims expense	571	608
Other than temporary impairment charge on securities available for sale	87	209
Unrealized loss on available for sale security upon dissolution of money market auction rate security		2,170
Other		177

Gross deferred tax assets	67,334	48,345
Valuation allowance	(60,158)	(36,159)

Total net deferred tax assets	7,176	12,186
Deferred tax liabilities
Mortgage servicing rights	5,345	4,188
Federal Home Loan Bank stock	480	480
Deferred loan fees	477	387
Loans held for sale	97	239
Other	86

Gross deferred tax liabilities	6,485	5,294

Net deferred tax assets	$691	$6,892

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     At December 31, 2009, we had a net operating loss (“NOL”) carryforward of approximately $42.8 million which, if not used against taxable income, will expire as follows:

(Dollars in thousands)
2010	$929
2011	411
2012	3,437
2013	189
2019	194
2020	359
2029	37,264

Total	$42,783

     The use of $5.5 million NOL carryforward in the total above, which was acquired through the acquisitions of two financial institutions is limited to $3.3 million per year as the result of a change in control as defined in the Internal Revenue Code.
     Changes in unrecognized tax benefits for the year ended December 31, follows:

	2009	2008	2007
	(Dollars in thousands)
Balance at beginning of year	$1,736	$2,821	$2,303
Additions based on tax positions related to the current year	443	483	633
Reductions due to the statute of limitations	(198)		(39)
Reductions based on tax position related to prior years		(1,513)
Settlements		(55)	(76)

Balance at end of year	$1,981	$1,736	$2,821

     If recognized, the entire amount of unrecognized tax benefits, net of $0.5 million federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. No amounts were expensed for interest and penalties for the years ended December 31, 2009 and 2008, while $0.03 million was expensed for the year ended December 31, 2007. No amounts were accrued for interest and penalties at December 31, 2009 or 2008. At December 31, 2009, U.S. Federal tax years 2006 through the present remain open.
NOTE 14 — SHARE BASED COMPENSATION
     We maintain performance-based compensation plans that include a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. This plan, which is shareholder-approved, permits the grant of share based awards for up to 0.5 million shares of common stock as of December 31, 2009. Share based compensation awards are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.
     Pursuant to our performance-based compensation plans we granted 0.3 million and 0.2 million stock options to our officers in 2009 and 2007, respectively. We also granted 0.2 million and 0.1 million shares of non-vested common stock to these same individuals in 2008 and 2007, respectively. The stock options have an exercise price equal to the market value of the common stock on the date of grant, vest ratably over a three year period and expire 10 years from date of grant. The non-vested common stock cliff vests in five years. We use the Black-Scholes option pricing model to measure compensation cost for stock options and use the market value of the common stock on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
date of grant to measure compensation cost for non-vested share awards. We also estimate expected forfeitures over the vesting period.
     During 2008 and 2007 we modified 0.1 million stock options in each year originally issued in prior years for two former officers. These modified options vested immediately and the expense associated with these modifications of $0.01 million and $0.1 million, in 2008 and 2007, respectively, was included in compensation and benefits expense. The modification consisted of extending the date of exercise subsequent to resignation of the officers from 3 months to 18 months.
     Total compensation expense recognized for stock option and non-vested common stock grants was $0.8 million, $0.6 million and $0.3 million in 2009, 2008 and 2007, respectively. The corresponding tax benefit relating to this expense was $0.3 million, $0.2 million and $0.1 million during 2009, 2008 and 2007, respectively.
     A summary of outstanding stock option grants and transactions follows:

			Weighted-
			Average
		Average	Remaining	Aggregated
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value
	(In thousands)
Outstanding at January 1, 2009	1,502,038	$19.73
Granted	299,987	1.59
Exercised
Forfeited	(703,475)	22.21

Outstanding at December 31, 2009	1,098,550	$13.19	5.06

Vested and expected to vest at December 31, 2009	1,090,597	$13.27	5.04

Exercisable at December 31, 2009	762,649	$17.59	3.38

     A summary of non-vested stock and transactions follows:

		Weighted-
		Average
	Number of	Grant Date
	Shares	Fair Value
Outstanding at January 1, 2009	262,381	$9.27
Granted
Vested
Forfeited

Outstanding at December 31, 2009	262,381	$9.27

     A summary of the weighted-average assumptions used in the Black-Scholes option pricing model for grants of stock options follows:

	2009	2007
Expected dividend yield	2.60%	3.76%
Risk-free interest rate	2.59	4.55
Expected life (in years)	6.00	5.99
Expected volatility	58.39%	27.64%
Per share weighted-average fair value	$0.69	$3.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life was obtained using a simplified method that, in general, averaged the vesting term and original contractual term of the stock option. This method was used as relevant historical data of actual exercise activity was not available. The expected volatility was based on historical volatility of our common stock.
     At December 31, 2009, the total expected compensation cost related to non vested stock option and restricted stock awards not yet recognized was $1.6 million. The weighted-average period over which this amount will be recognized is 2.7 years.
     Certain information regarding options exercised during the periods ending December 31 follows:

	2009	2008	2007
	(In thousands)
Intrinsic value		$61	$144

Cash proceeds received		$51	$156

Tax benefit realized		$21	$33

NOTE 15 — BENEFIT PLANS
     We maintain 401(k) and employee stock ownership plans covering substantially all of our full-time employees. We match employee contributions to the 401(k) plan up to a maximum of 3% of participating employees’ eligible wages. The match of employee contributions was 3% of eligible wages during each of the years 2009, 2008 and 2007. Contributions to the employee stock ownership plan are determined annually and require approval of our Board of Directors. The maximum contribution is 6% of employees’ eligible wages. The contribution to the employee stock ownership plan was zero, 3% and 3% in 2009, 2008 and 2007, respectively. Amounts expensed for these retirement plans was $1.0 million, $2.1 million and $2.1 million in 2009, 2008 and 2007, respectively.
     Our officers participate in various performance-based compensation plans. Amounts expensed for all incentive plans totaled $1.1 million, $2.2 million, and $2.4 million, in 2009, 2008 and 2007, respectively.
     We also provide certain health care and life insurance programs to substantially all full-time employees. Amounts expensed for these programs totaled $4.6 million in each year ending December 31, 2009, 2008 and 2007. These insurance programs are also available to retired employees at their own expense.
NOTE 16 — DERIVATIVE FINANCIAL INSTRUMENTS
     We are required to record derivatives on the balance sheet as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Our derivative financial instruments according to the type of hedge in which they are designated at December 31 follow:

	2009
		Average
	Notional	Maturity	Fair
	Amount	(Years)	Value
	(Dollars in thousands)
Cash Flow Hedge
Pay-fixed interest-rate swap agreements	$115,000	1.1	$(2,328)
Interest-rate cap agreements	45,000	0.4	(1)

	$160,000	0.9	$(2,329)

No hedge designation
Pay-fixed interest-rate swap agreements	$45,000	1.7	$(1,930)
Interest-rate cap agreements	50,000	0.7
Rate-lock mortgage loan commitments	28,952	0.1	217
Mandatory commitments to sell mortgage loans	61,140	0.1	715

Total	$185,092	0.7	$(998)

	2008
		Average
	Notional	Maturity	Fair
	Amount	(Years)	Value
	(Dollars in thousands)
Cash Flow Hedge
Pay-fixed interest-rate swap agreements	$142,000	2.3	$(5,622)
Interest-rate cap agreements	168,500	0.7	(8)

	$310,500	1.4	$(5,630)

No hedge designation
Pay-fixed interest-rate swap agreements	$26,000	1.8	$(241)
Interest-rate cap agreements	110,000	1.5	202
Rate-lock mortgage loan commitments	43,090	0.1	839
Mandatory commitments to sell mortgage loans	67,406	0.1	(663)

Total	$246,496	0.9	$137

     We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.
     We use variable-rate and short-term fixed-rate (less than 12 months) debt obligations to fund a portion of our balance sheet, which exposes us to variability in interest rates. To meet our objectives, we may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates. Cash flow hedges currently include certain pay-fixed interest-rate swaps and interest-rate cap agreements.
     Through certain special purposes entities (see note #10) we issue trust preferred securities as part of our capital management strategy. Certain of these trust preferred securities are variable rate which exposes us to variability in cash flows . To mitigate our exposure to fluctuations in cash flows resulting from changes in interest rates, on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
approximately $20.0 million of variable rate trust preferred securities, we entered into a pay-fixed interest-rate swap agreement in September, 2007. During the fourth quarter of 2009 we elected to defer payment of interest on this variable rate trust preferred security. As a result, this pay-fixed interest rate swap was transferred to a no hedge designation and the $1.6 million unrealized loss which was included as a component of accumulated other comprehensive income at the time of the transfer will be reclassified into earnings over the remaining life of this pay-fixed swap. Any future changes in the fair value of this pay-fixed swap will be recorded in earnings.
     Pay-fixed interest-rate swaps convert the variable-rate cash flows on debt obligations to fixed-rates. Under interest-rate cap agreements, we will receive cash if interest rates rise above a predetermined level. As a result, we effectively have variable-rate debt with an established maximum rate. We pay an upfront premium on interest rate caps which is recognized in earnings in the same period in which the hedged item affects earnings. Unrecognized premiums from interest rate caps aggregated to $0.1 million and $0.5 million at December 31, 2009 and 2008 respectively.
     It is anticipated that $2.5 million of unrealized losses on Cash Flow Hedges at December 31, 2009, will be reclassified into earnings over the next twelve months. The maximum term of any Cash Flow Hedge at December 31, 2009 is 5.0 years.
     We also use long-term, callable fixed-rate brokered certificates of deposit (“Brokered CDs”) to fund a portion of our balance sheet. These instruments expose us to variability in fair value due to changes in interest rates. To meet our objectives, we may enter into derivative financial instruments to mitigate exposure to fluctuations in fair values of such callable fixed-rate debt instruments. We did not have any fair value hedges at December 31, 2009 or 2008. Fair Value Hedges at December 31, 2007 included pay-variable interest-rate swaps whereby the counterparty had the right to terminate the transaction without paying a fee. During 2008, interest rates declined which caused the counterparties to exercise their right to cancel the pay-variable interest rate swaps. These terminations totaled $318.2 million.
     Certain financial derivative instruments have not been designated as hedges. The fair value of these derivative financial instruments have been recorded on our balance sheet and are adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges, are recognized in earnings.
     In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (“Rate Lock Commitments”). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (“Mandatory Commitments”) to reduce the impact of price fluctuations of mortgage loans held for sale and Rate Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of gains on the sale of mortgage loans. We obtain market prices on Mandatory Commitments and Rate Lock Commitments. Net gains on the sale of mortgage loans, as well as net income may be more volatile as a result of these derivative instruments, which are not designated as hedges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following table illustrates the impact that the derivative financial instruments discussed above have on individual line items in the consolidated statements of financial condition for the periods presented:
     Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	December 31,				December 31,
	2009		2008		2009		2008
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value
	(in thousands)
Derivatives designated as hedging instruments
Pay-fixed interest rate swap agreements					Other liabilities	$2,328	Other liabilities	$5,622
Interest-rate cap agreements			Other assets	$2	Other liabilities	1	Other liabilities	10

Total				2		2,329		5,632

Derivatives not designated as hedging instruments
Pay-fixed interest rate swap agreements					Other liabilities	1,930	Other liabilities	241
Interest-rate cap agreements			Other assets	202
Rate-lock mortgage loan commitments	Other assets	$217	Other assets	839
Mandatory commitments to sell mortgage loans	Other assets	715					Other liabilities	663

Total		932		1,041		1,930		904

Total derivatives		$932		$1,043		$4,259		$6,536

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The effect of derivative financial instruments on the Consolidated Statements of Operations follows:

	Year Ended December 31,
				Location of
				Gain
				(Loss) Reclassified
				from
				Accumulated	Gain (Loss)
				Other	Reclassified from
	Gain (Loss)			Comprehensive	Accumulated Other
	Recognized in Other			Income into	Comprehensive Income			Location of
	Comprehensive Income			Income	into Income			Gain (Loss)	Gain (Loss)
	(Effective Portion)			(Effective	(Effective Portion)			Recognized	Recognized in Income(1)
	2009	2008	2007	Portion)	2009	2008	2007	in Income(1)	2009	2008	2007
					(In thousands)
Cash Flow Hedges
Pay-fixed interest rate swap agreements	$4,834	$(4,918)	$(2,767)	Interest expense	$(3,110)	$(478)	$909	Interest expense		$1
Interest-rate cap agreements	871	1,241	(505)	Interest expense	(437)	(774)	65	Interest expense	$8	(10)

Total	$5,705	$(3,677)	$(3,272)		$(3,547)	$(1,252)	$974		$8	$(9)

Fair Value Hedges — pay-variable interest rate swap agreements								Interest expense		$6	$45

										$6	$45

No hedge designation
Pay-fixed interest rate swap agreements								Interest expense	$(120)	$(254)
Pay-variable interest rate swap agreements								Interest expense		13	$34
Interest-rate cap agreements								Interest expense	5	(457)	223
Rate-lock mortgage loan commitments								Mortgage loan gains	(622)	887	(17)
Mandatory commitments to sell mortgage loans								Mortgage loan gains	1,378	(600)	(162)

Total									$641	$(411)	$78

(1)	For cash flow hedges, this location and amount refers to the ineffective portion.
     Accumulated other comprehensive loss included derivative losses of $4.0 million and $6.2 million at December 31, 2009 and 2008, respectively and derivative losses, net of tax, of $0.8 million at December 31, 2007.
NOTE 17 — RELATED PARTY TRANSACTIONS
     Certain of our directors and executive officers, including companies in which they are officers or have significant ownership, were loan and deposit customers during 2009 and 2008.
     A summary of loans to directors and executive officers whose borrowing relationship exceeds $60,000, and to entities in which they own a 10% or more voting interest for the years ended December 31 follows:

	2009	2008
	(Dollars in thousands)
Balance at beginning of year	$363	$902
New loans and advances	298	817
Repayments	(62)	(1,356)

Balance at end of year	$599	$363

     Deposits held by us for directors and executive officers totaled $0.9 million and $0.6 million at December 31, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 18 — OTHER NON-INTEREST EXPENSES
     Other non-interest expenses for the years ended December 31 follow:

	2009	2008	2007
	(Dollars in thousands)
Communications	$4,424	$4,018	$3,809
Legal and professional	3,222	2,032	1,978
Amortization of intangible assets	1,930	3,072	3,373
Supplies	1,835	2,030	2,411
Other	5,655	7,639	7,505

Total other non-interest expense	$17,066	$18,791	$19,076

NOTE 19 — LEASES
     We have non-cancelable operating leases for certain office facilities, some of which include renewal options and escalation clauses.
     A summary of future minimum lease payments under non-cancelable operating leases at December 31, 2009, follows:

(Dollars in thousands)
2010	$1,179
2011	1,047
2012	932
2013	843
2014	815
2015 and thereafter	4,813

Total	$9,629

     Rental expense on operating leases totaled $1.2 million, $1.5 million and $1.4 million in 2009, 2008 and 2007, respectively.
NOTE 20 — CONCENTRATIONS OF CREDIT RISK
     Credit risk is the risk to earnings and capital arising from an obligor’s failure to meet the terms of any contract with our organization, or otherwise fail to perform as agreed. Credit risk can occur outside of our traditional lending activities and can exist in any activity where success depends on counterparty, issuer or borrower performance. Concentrations of credit risk (whether on- or off-balance sheet) arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our major concentrations of credit risk arise by collateral type and by industry. The significant concentrations by collateral type at December 31, 2009 include $887.8 million of loans secured by residential real estate and $69.5 million of construction and development loans. In addition, we have a concentration of credit within the vehicle service contract industry. At December 31, 2009, we had $406.3 million of payment plan receivables. Our recourse for nonpayment of these payment plan receivables is against our counterparties operating within the vehicle service contract industry.
     Additionally, within our commercial real estate and commercial loan portfolio we had significant standard industry classification concentrations in the following categories as of December 31, 2009: Lessors of Nonresidential Real Estate ($211.5 million); Lessors of Residential Real Estate ($91.7 million); Construction General

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Contractors and Land Development ($99.2 million); and Health Care and Social Assistance ($62.3 million). A geographic concentration arises because we primarily conduct our lending activities in the state of Michigan.
     Mepco purchases payment plans, on a full recourse basis, from companies (which we refer to as Mepco’s “counterparties”) that provide vehicle service contracts and similar products to consumers. When a consumer’s payment plan is voluntarily or involuntarily cancelled, Mepco has recourse against certain counterparties involved pursuant to Mepco’s contractual arrangements with the counterparties. Mepco generally has recourse against the seller and the administrator of the vehicle service contract. In addition, the insurance company or risk retention group (RRG) that provides the coverage for the vehicle service contract may also guarantee the full recourse obligation or a portion of the recourse obligation of the administrator to Mepco. The sudden failure of one of Mepco’s major counterparties (an insurance company, RRG, vehicle service contract administrator or seller) could expose us to significant losses. In 2009, we incurred $31.2 million of such losses (compared to $1.0 million in 2008 and none in 2007). The determination of losses related to vehicle service contract counterparty contingencies requires a significant amount of judgment because a number of factors can influence the amount of loss that we may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and the amount collected from counterparties in connection with their contractual recourse obligations. We apply a rigorous process, based upon observable contract activity and past experience, to estimate probable losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses. As a result, we could record future losses associated with vehicle service contract counterparty contingencies that may be significantly different than the levels that we recorded in 2009.
     Mepco monitors counterparty concentrations in order to attempt to manage our exposure for recourse obligations from each of these counterparties. In addition, even where an insurance company or RRG does not have a recourse obligation to Mepco, the failure of the insurance company or RRG could result in a mass cancellation of the vehicle service contracts (and the related payment plans) insured by such insurance company or RRG. Such a mass cancellation would trigger and accelerate the recourse obligations of the counterparties that did have recourse obligations to Mepco. The counterparty concentration levels are managed based on the AM Best rating and statutory surplus level for an insurance company and on other factors including financial evaluation, collateral, funding holdbacks, guarantees, and distribution of concentrations for vehicle service contract administrators and vehicle service contract sellers/dealers.
     The five largest concentrations by insurance company, risk retention group or other party backing the service contract represents approximately 16.6%, 13.7%, 13.2%, 9.8% and 8.9%, respectively, of Mepco’s payment plan receivables at December 31, 2009.
     These companies have provided the insurance coverage for the vehicle service contracts underlying the payment plan receivables; however, these companies are not all obligated to Mepco for the repayment of the payment plan receivables upon cancellation of the underlying vehicle service contracts and payment plans. Mepco has varying levels of recourse against such companies.
     The top five vehicle service contract sellers from which Mepco purchases payment plans represent approximately 45.6%, 12.9%, 4.5%, 4.1% and 4.1%, respectively of Mepco’s payment plan receivables at December 31, 2009. As described in note 11 “Commitments and Contingent Liabilities” Mepco’s largest counterparty from which it acquired payment plans has defaulted in its obligations to Mepco and is in the process of winding down its operations.
NOTE 21 — REGULATORY MATTERS
     Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends our bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the bank’s current year’s net profits, combined with the retained net profits of the preceding two years. It is not our intent to have dividends paid in amounts which would reduce the capital of our bank to levels below those which we consider prudent and in accordance with guidelines of regulatory authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In December 2009 the Board of Directors of Independent Bank Corporation adopted resolutions that impose the following restrictions:
•	We will not pay dividends on our outstanding common stock or the outstanding preferred stock held by the UST and we will not pay distributions on our outstanding trust preferred securities without, in each case, the prior written approval of the FRB and the Michigan Office of Financial and Insurance Regulation (“OFIR”);

•	We will not incur or guarantee any additional indebtedness without the prior approval of the FRB;

•	We will not repurchase or redeem any of our common stock without the prior approval of the FRB; and

•	We will not rescind or materially modify any of these limitations without notice to the FRB and the Michigan OFIR.
     The substance of all of the resolutions described above was developed in conjunction with discussions held with the FRB and the Michigan OFIR in response to the FRB’s most recent examination report of Independent Bank, which was completed in October of 2009. It is very possible that if we had not adopted these resolutions, the FRB and the Michigan OFIR may have imposed similar requirements on us through a memorandum of understanding or similar undertaking. We are not currently subject to any such regulatory agreement or enforcement action. However, we believe that if our financial condition and performance do not materially improve, we may face additional regulatory scrutiny and restrictions in the form of a memorandum of understanding or similar undertaking imposed by the regulators.
     We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent notifications from the FDIC as of December 31, 2009 and 2008, categorized our bank as well capitalized. Management is not aware of any conditions or events that would have changed the most recent FDIC categorization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Our actual capital amounts and ratios at December 31, follow:

			Minimum for		Minimum for
			Adequately Capitalized		Well-Capitalized
	Actual		Institutions		Institutions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
2009
Total capital to risk-weighted assets
Consolidated	$233,166	10.58%	$176,333	8.00%	NA	NA
Independent Bank	228,128	10.36	176,173	8.00	$220,216	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$156,702	7.11%	$88,166	4.00%	NA	NA
Independent Bank	199,909	9.08	88,086	4.00	$132,130	6.00%
Tier 1 capital to average assets
Consolidated	$156,702	5.27%	$119,045	4.00%	NA	NA
Independent Bank	199,909	6.72	118,909	4.00	$148,636	5.00%
2008
Total capital to risk-weighted assets
Consolidated	$308,649	13.05%	$189,207	8.00%	NA	NA
Independent Bank	280,971	11.91	188,784	8.00	$235,980	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$261,063	11.04%	$94,603	4.00%	NA	NA
Independent Bank	250,639	10.62	94,392	4.00	$141,588	6.00%
Tier 1 capital to average assets
Consolidated	$261,063	8.61%	$121,350	4.00%	NA	NA
Independent Bank	250,639	8.25	121,503	4.00	$151,879	5.00%

NA	— Not applicable
     As of December 31, 2009, our bank continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards. However, minimum capital ratios established by the Board of Directors of our bank are higher than the ratios required in order to be considered “well-capitalized” under federal standards. The Board imposed these higher ratios in order to ensure we have sufficient capital to withstand potential continuing losses based on our elevated level of non-performing assets and given certain other risks and uncertainties we face. Set forth below are the actual capital ratios of our subsidiary bank as of December 31, 2009, the minimum capital ratios imposed by the Board resolutions, and the minimum ratios necessary to be considered “well-capitalized” under federal regulatory standards:

	Independent Bank -	Minimum Ratios
	Actual as of	Established by Our	Required to be
	12/31/09	Board	Well-Capitalized
Total Capital to Risk-Weighted Assets	10.36%	11.0%	10.0%
Tier 1 Capital to Average Total Assets	6.72	8.0	5.0
     In January of 2010, we adopted a Capital Restoration Plan (the “Capital Plan”), as required by Board resolutions adopted in December of 2009 and submitted such Capital Plan to the FRB and the Michigan OFIR. The Capital Plan sets forth an objective of achieving these minimum capital ratios as soon as practicable, but no later than April 30, 2010, and maintaining such capital ratios though at least the end of 2012.
     If we are unable to achieve the minimum capital ratios set forth in our Capital Plan it would likely materially and adversely affect our business and financial condition. An inability to improve our capital position would make it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
very difficult for us to withstand continued losses that we may incur and that may be increased or made more likely as a result of continued economic difficulties and other factors.
     In addition, we believe that if we are unable to achieve the minimum capital ratios set forth in our capital restoration plan by or within a reasonable time after the April 30, 2010 deadline imposed by our Board of Directors and if our financial condition and performance otherwise fail to improve significantly, it is likely we will not be able to remain well-capitalized under federal regulatory standards. In that case, we also expect our primary bank regulators would impose additional regulatory restrictions and requirements on us through a regulatory enforcement action. If we fail to remain well-capitalized under federal regulatory standards, we will be prohibited from accepting or renewing brokered certificates of deposit (“Brokered CDs”) without the prior consent of the Federal Deposit Insurance Corporation (“FDIC”), which would likely have a material adverse impact on our business and financial condition. If our regulators take enforcement action against us, it would likely increase our expenses and could limit our business operations. There could be other expenses associated with a continued deterioration of our capital, such as increased deposit insurance premiums payable to the FDIC.
NOTE 22 — FAIR VALUE DISCLOSURES
     FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
     The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2:	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3:	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.
     We used the following methods and significant assumptions to estimate fair value:
     Securities: Where quoted market prices are available in an active market, securities (trading or available for sale) are classified as level 1 of the valuation hierarchy. Level 1 securities include certain preferred stocks and a trust preferred security for which there are quoted prices in active markets. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified as level 2 of the valuation hierarchy and include agency mortgage-backed securities, municipal securities and certain trust preferred securities. Level 3 securities at December 31, 2009 consist of certain private label mortgage-backed and asset-backed securities whose fair values are estimated using an internal discounted cash flow analysis. The underlying loans within these securities include Jumbo (60%), Alt A (25%) and manufactured housing (15%). Except for the discount rate, the inputs used in this analysis can generally be verified and do not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
involve judgment by management. The discount rate used (an unobservable input) was established using a multi-factored matrix whose base rate was the yield on agency mortgage-backed securities. The analysis adds a spread to this base rate based on several credit related factors, including vintage, product, payment priority, credit rating and non performing asset coverage ratio. The add-on for vintage ranges from zero for transactions backed by loans originated before 2003 to 0.525% for the 2007 vintage. Product adjustments to the discount rate are: 0.05% to 0.20% for jumbo, 0.35% to 2.575% for Alt-A, and 3.00% for manufactured housing. Adjustments for payment priority are -0.25% for super seniors, zero for seniors, 1.00% for senior supports and 3.00% for mezzanine securities. The add-on for credit rating ranges from zero for AAA securities to 5.00% for ratings below investment grade. The discount rate for subordination coverage of nonperforming loans ranges from zero for structures with a coverage ratio of more than 10 times to 10.00% if the coverage ratio declines to less than 0.5 times. The discount rate calculation has a minimum add on rate of 0.25%. These discount rate adjustments are reviewed quarterly for reasonableness. This review considers trends in mortgage market credit metrics by product and vintage. The discount rates calculated in this manner are intended to differentiate investments by risk characteristics. Using this approach, discount rates range from 4.11% to 16.64%, with a weighted average rate of 8.91% and a median rate of 7.99%.
     The assumptions used reflect what we believe market participants would use in pricing these assets. The unrealized losses at December 31, 2009 ($7.8 million and included in accumulated other comprehensive loss) were not considered to be other than temporary as we continue to have sufficient credit enhancement via subordination to assure full realization of amortized cost and continue to receive principal and interest payments (see note 3).
     Loans held for sale: The fair value of mortgage loans held for sale is based on mortgage-backed security pricing for comparable assets (recurring level 2). During the fourth quarter of 2009, we transferred a $2.2 million commercial real estate loan from the commercial loan portfolio to held for sale. The fair value of this loan was based on a bid from a buyer and, therefore, is classified as a recurring level 1. This loan was sold for the recorded amount in January, 2010.
     Impaired loans: From time to time, certain loans are considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, all of the total impaired loans were evaluated based on either the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. When the fair value of the collateral is based on an observable market price we record the impaired loan as nonrecurring Level 2. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the impaired loan as nonrecurring Level 3.
     Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in other expense in the consolidated statements of operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property (nonrecurring Level 3).
     Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The valuation model inputs and results can be compared to widely available published industry data for reasonableness.
     Derivatives — The fair value of derivatives, in general, is determined using a discounted cash flow model whose significant fair value inputs can generally be verified and do not typically involve judgment by management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Assets and liabilities measured at fair value, including financial liabilities for which we have elected the fair value option, are summarized below:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Un-observable
	Fair Value	Assets	Inputs	Inputs
	Measurements	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
December 31, 2009:
Measured at Fair Value on a Recurring basis:
Assets
Trading securities	$54	$54
Securities available for sale
U.S. agency residential mortgage-backed	47,522		$47,522
Private label residential mortgage-backed	30,975			$30,975
Other asset-backed	5,505			5,505
Obligations of states and political subdivisions	67,132		67,132
Trust preferred	13,017	612	12,405
Loans held for sale	34,234	2,200	32,034
Derivatives(1)	932		932
Liabilities
Derivatives(2)	4,259		4,259
Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights	9,599		9,599
Impaired loans	48,262			48,262
Other real estate	30,821			30,821
December 31, 2008:
Measured at Fair Value on a Recurring basis:
Assets
Trading securities	$1,929	$1,929
Securities available for sale	215,412	5,275	$210,137
Loans held for sale	27,603		27,603
Derivatives(1)	1,043		1,043
Liabilities
Derivatives(2)	6,536		6,536
Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights	9,636		9,636
Impaired loans	60,172			$60,172

(1)	Included in accrued income and other assets

(2)	Included in accrued expenses and other liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Changes in fair values for financial assets which we have elected the fair value option for the periods presented were as follows:

Changes in Fair Values for the Years
Ended December 31 for Items Measured at
Fair Value Pursuant to Election of the Fair Value Option
	2009			2008
			Total			Total
			Change in			Change in
			Fair			Fair
			Values			Values
			Included in			Included in
	Net Gains (Losses)		Current	Net Gains (Losses)		Current
	on Assets		Period	on Assets		Period
	Securities	Loans	Earnings	Securities	Loans	Earnings
(Dollars in thousands)
Trading securities	$954		$954	$(10,386)		$(10,386)
Loans held for sale		$(404)	(404)		$682	682
     For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the consolidated statements of operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends.
     The following represent impairment charges recognized during the years ended December 31, 2009 and 2008 relating to assets measured at fair value on a non-recurring basis:
•	Capitalized mortgage loan servicing rights, whose individual strata are measured at fair value had a carrying amount of $9.6 million which is net of a valuation allowance of $2.3 million at December 31, 2009 and had a carrying amount of $9.6 million which is net of a valuation allowance of $4.7 million at December 31, 2008. A recovery (charge) of $2.3 million and $(4.3) million was included in our results of operations for the years ending December 31, 2009 and 2008, respectively.

•	Loans which are measured for impairment using the fair value of collateral for collateral dependent loans had a carrying amount of $69.5 million, with a valuation allowance of $21.3 million at December 31, 2009 and had a carrying amount of $77.0 million, with a valuation allowance of $16.8 million at December 31, 2008. An additional provision for loan losses relating to impaired loans of $56.7 million and $47.9 million was included in our results of operations for the years ending December 31, 2009 and 2008, respectively.

•	Other real estate, which is measured using the fair value of the property, had a carrying amount of $30.8 million which is net of a valuation allowance of $6.5 million at December 31, 2009. An additional charge of $8.6 million was included in our results of operations during the year ended December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, follows:

	Securities Available for Sale
	2009	2008
Beginning balance	$—	$21,497
Total gains (losses) realized and unrealized:
Included in results of operations	(52)
Included in other comprehensive income	(325)
Purchases, issuances, settlements, maturities and calls	(10,524)	(11,469)
Transfers in and/or out of Level 3	47,381	(10,028)

Ending balance	$36,480	$—

Amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31	$(65)	$0

     As discussed above, the $47.4 million of securities available for sale transferred to a Level 3 valuation technique during the first quarter of 2009 consisted entirely of certain private label mortgage-backed and asset-backed securities. We believe that the market dislocation for these securities began in the last four months of 2008, particularly after the collapse of Lehman Brothers in September 2008. Since the disruption was very recent and historically there exists seasonally poor liquidity conditions at year end, we decided that it was appropriate to retain Level 2 pricing in 2008 and continue to monitor and review market conditions as we moved into 2009. During the first quarter of 2009 market conditions did not improve, in fact we believe market conditions worsened due to continued declines in residential home prices, increased consumer credit delinquencies, high levels of foreclosures, continuing losses at many financial institutions, and further weakness in the U.S. and global economies. This resulted in the market for these securities being extremely dislocated, level 2 pricing not being based on orderly transactions and such pricing possibly being described as based on “distressed sales”. As a result, we determined that it was appropriate to modify the discount rate in the valuation model described above which resulted in these securities being reclassified to Level 3 pricing in the first quarter of 2009.
     The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected at December 31.

	Aggregate		Contractual
	Fair Value	Difference	Principal
	(Dollars in thousands)
Loans held for sale
2009	$34,234	$278	$33,956
2008	27,603	682	26,921
NOTE 23 — FAIR VALUES OF FINANCIAL INSTRUMENTS
     Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable-interest rates which reprice

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.
     Financial instrument assets actively traded in a secondary market, such as securities, have been valued using quoted market prices while recorded book balances have been used for cash and due from banks and accrued interest.
     It is not practicable to determine the fair value of Federal Home Loan Bank and Federal Reserve Bank Stock due to restrictions placed on transferability.
     The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest-rate risk inherent in the loans.
     Financial instrument liabilities with a stated maturity, such as certificates of deposit and other borrowings, have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity.
     Subordinated debentures have generally been valued based on a quoted market price of the specific or similar instruments.
     Derivative financial instruments have principally been valued based on discounted value of contractual cash flows using a discount rate approximating current market rates.
     Financial instrument liabilities without a stated maturity, such as demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand.
     The estimated fair values and recorded book balances at December 31 follow:

	2009		2008
		Recorded		Recorded
	Estimated	Book	Estimated	Book
	Fair Value	Balance	Fair Value	Balance
	(Dollars in thousands)
Assets
Cash and due from banks	$65,200	$65,200	$57,500	$57,500
Interest bearing deposits	223,500	223,500	200	200
Trading securities	50	50	1,900	1,900
Securities available for sale	164,200	164,200	215,400	215,400
Federal Home Loan Bank and Federal Reserve Bank Stock	NA	27,900	NA	28,100
Net loans and loans held for sale	2,178,000	2,251,900	2,280,000	2,429,200
Accrued interest receivable	8,900	8,900	11,300	11,300
Derivative financial instruments	900	900	1,000	1,000
Liabilities
Deposits with no stated maturity	$1,394,400	$1,394,400	$1,215,200	$1,215,200
Deposits with stated maturity	1,183,200	1,171,300	865,000	851,300
Other borrowings	136,300	131,200	547,500	542,700
Subordinated debentures	46,500	92,900	67,300	92,900
Accrued interest payable	4,500	4,500	4,425	4,425
Derivative financial instruments	4,300	4,300	6,500	6,500
     The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal.
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.
     Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.
NOTE 24 — OPERATING SEGMENTS
     Our reportable segments are based upon legal entities. We have two reportable segments: Independent Bank (“IB”) and Mepco. The accounting policies of the segments are the same as those described in Note 1 to the consolidated financial statements. We evaluate performance based principally on net income of the respective reportable segments. During 2007, we consolidated our four former bank charters into one. Prior to this consolidation we reported each of the four banks as separate segments.
     In the normal course of business, our IB segment provides funding to our Mepco segment through an intercompany line of credit priced principally based on Brokered CD rates. Our IB segment also provides certain administrative services to our Mepco segment which reimburses at an agreed upon rate. These intercompany transactions are eliminated upon consolidation. The only other material intersegment balances and transactions are investments in subsidiaries at the parent entities and cash balances on deposit at our IB segment.
     A summary of selected financial information for our reportable segments follows:

	IB	Mepco(1)	Other(2)	Elimination(3)	Total
	(Dollars in thousands)
2009
Total assets	$2,539,315	$424,094	$210,634	$(208,679)	$2,965,364
Interest income	136,051	53,005			189,056
Net interest income	95,190	49,953	(6,620)		138,523
Provision for loan losses	102,721	311			103,032
Income (loss) from continuing operations before income tax	(76,888)	(9,106)	(7,349)	(94)	(93,437)
Net income (loss)	(71,095)	(11,689)	(7,636)	193	(90,227)
2008
Total assets	$2,638,092	$312,710	$290,993	$(285,550)	$2,956,245
Interest income	170,588	33,148			203,736
Net interest income	110,788	26,503	(7,142)		130,149
Provision for loan losses	71,285	36			71,321
Income (loss) from continuing operations before income tax	(96,824)	17,274	(8,956)	(95)	(88,601)
Net income (loss)	(92,551)	10,729	(9,780)	(62)	(91,664)
2007
Total assets	$3,002,899	$235,813	$342,664	$(333,860)	$3,247,516
Interest income	199,386	23,868			223,254
Net interest income	111,884	15,603	(6,896)		120,591
Provision for loan losses	42,765	395			43,160
Income (loss) from continuing operations before income tax	8,469	8,118	(8,650)	915	8,852
Discontinued operations, net of tax		402			402
Net income (loss)	9,729	5,472	(5,439)	595	10,357

(1)	Total assets include gross payment plan receivables of $1.6 million at December 31, 2009 from customers domiciled in Canada. This amount represents less than 1% of total payment plan receivables outstanding. We anticipate this balance to decline in future periods. There were no payment plan receivables for customers domiciled in Canada in 2008 or 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Includes amounts relating to our parent company and certain insignificant operations.

(3)	Includes parent company’s investment in subsidiaries and cash balances maintained at subsidiary.

NOTE 25 —	INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION
     Presented below are condensed financial statements for our parent company.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2009	2008
	(Dollars in thousands)
ASSETS
Cash and due from banks	$9,488	$27,534
Investment in subsidiaries	199,207	261,930
Other assets	1,939	1,529

Total Assets	$210,634	$290,993

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debentures	$92,888	$92,888
Other liabilities	8,611	3,762
Shareholders’ equity	109,135	194,343

Total Liabilities and Shareholders’ Equity	$210,634	$290,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
OPERATING INCOME
Dividends from subsidiaries		$6,000	$20,750
Management fees from subsidiaries and other income	$175	199	17,730

Total Operating Income	175	6,199	38,480

OPERATING EXPENSES
Interest expense	6,620	7,142	6,896
Administrative and other expenses	904	2,013	19,484

Total Operating Expenses	7,524	9,155	26,380

Income (Loss) Before Income Tax and Equity in Undistributed Net Income (Loss) of Subsidiaries Continuing Operations	(7,349)	(2,956)	12,100
Income tax (expense) benefit	(287)	(824)	3,211

Income (Loss) Before Equity in Undistributed Net Income (Loss) of Subsidiaries Continuing Operations	(7,636)	(3,780)	15,311
Equity in undistributed net loss of subsidiaries continuing operations	(82,591)	(87,884)	(5,356)

Income (Loss) from Continuing Operations	(90,227)	(91,664)	9,955
Discontinued operations			402

Net Income (Loss)	$(90,227)	$(91,664)	$10,357

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Net Income (Loss)	$(90,227)	$(91,664)	$10,357

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
CASH FROM (USED IN) OPERATING ACTIVITIES
Depreciation, amortization of intangible assets and premiums, and accretion of discounts on securities and loans	2	4	1,347
Goodwill impairment		343
Loss on sale of property and equipment			947
(Increase) decrease in other assets	(411)	3,220	883
Increase (decrease) in other liabilities	4,531	(391)	(1,889)
Equity in undistributed net loss of subsidiaries continuing operations	82,591	87,884	5,356
Equity in undistributed net income of subsidiaries discontinued operations			(402)

Total Adjustments	86,713	91,060	6,242

Net Cash From (Used in) Operating Activities	(3,514)	(604)	16,599

CASH FLOW USED IN INVESTING ACTIVITIES
Investment in subsidiaries	(13,000)	(53,600)	(9,500)
Proceeds from the sale of property and equipment			5,276
Capital expenditures			(1,823)

Net Cash Used in Investing Activities	(13,000)	(53,600)	(6,047)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Dividends paid	(3,384)	(7,769)	(18,874)
Proceeds from issuance of common stock	1,852	1,892	354
Repayment of long-term debt		(3,000)	(2,000)
Repayment of other borrowings			(11,500)
Proceeds from issuance of preferred stock		68,421
Proceeds from issuance of common stock warrants		3,579
Proceeds from short-term borrowings			4,000
Proceeds from issuance of subordinated debt			32,991
Redemption of subordinated debt			(5,050)
Repurchase of common stock			(5,989)

Net Cash From (Used in) Financing Activities	(1,532)	63,123	(6,068)

Net Increase (Decrease) in Cash and Cash Equivalents	(18,046)	8,919	4,484
Cash and Cash Equivalents at Beginning of Year	27,534	18,615	14,131

Cash and Cash Equivalents at End of Year	$9,488	$27,534	$18,615

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 26 — DISCONTINUED OPERATIONS
     On January 15, 2007 we sold substantially all of the assets of Mepco’s insurance premium finance business to Premium Financing Specialists, Inc. (“PFS”). Revenues and expenses associated with Mepco’s insurance premium finance business have been presented as discontinued operations in the consolidated statements of operations. We have elected to not make any reclassifications in the consolidated statements of cash flows.
     Funding for Mepco’s insurance premium and vehicle service contract payment plan businesses is accomplished by loans from its parent company, Independent Bank. Those loans are primarily funded with Brokered CD’s. Mepco is charged interest by its parent company based upon the amount borrowed at an interest rate that approximates the parent company’s borrowing rate. Interest expense recorded by Mepco was allocated to discontinued operations based primarily upon the ratio of insurance premium finance receivables to Mepco’s total payment plan receivables.
     The results of discontinued operations are as follows:

Year Ended
December 31,
2007
Interest income — interest and fees on loans	$976
Interest expense	328

Net Interest Income	648
Provision for loan losses	8

Net Interest Income After Provision for Loan Losses	640

NON-INTEREST EXPENSE
Compensation and employee benefits	229
Other expenses	(124)

Total Non-interest Expense	105

Income Before Income Taxes	535
Income tax expense	133

Income from discontinued operations	$402

NOTE 27 — MANAGEMENT PLANS
     Our operating results since 2007 have been negatively impacted by the difficult economic conditions in Michigan’s Lower Peninsula. Substantial increases in our provision for loan losses and other credit and collection costs, and in 2009, losses related to vehicle service contract counterparty contingencies, have resulted in net operating losses in 2008 and 2009 and reduced our capital. As discussed in note 21, we have adopted a Capital Restoration Plan, which includes a series of actions designed to increase our common equity capital, decrease our expenses and enable us to withstand and better respond to current market conditions and the potential for worsening market conditions. These actions include: (i) an offer to our trust preferred securities holders to convert the securities they hold into our common stock; (ii) an offer to the UST to convert the preferred stock it holds into our common stock, and (iii) a public offering of our common stock for cash. We cannot be sure that we will be able to successfully execute on these identified initiatives in a timely manner or at all.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All of the amounts shown are estimates, except the SEC Registration Fee and the FINRA Filing Fee

	Amount
SEC Registration Fee	$9,019.45	(1)
Registrant’s Legal Fees and Expenses	220,000.00
Registrant’s Accounting Fees and Expenses	75,000.00
Printing and EDGAR Expenses	70,000.00
FINRA Filing Fee	13,150.00
Blue Sky Legal Fees	5,000.00
Other	15,000.00

Total	$407,169.45

(1)	The registrant previously paid a registration fee of $4,682.29 in connection with a registration statement on Form S-4, File No. 333-164546, initially filed on January 27, 2010. Pursuant to Rule 457(p) of the Securities Act, $3,154.45 of the previously paid registration fee is offset against the registration fee otherwise due for this registration statement. The balance of $5,865 has been paid in connection with the initial filing hereof.
Item 14. Indemnification of Directors and Officers.
Michigan Business Corporation Act
IBC is organized under the Michigan Business Corporation Act (the “MBCA”) which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.
The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney’s fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.
The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. IBC has obtained a policy of directors’ and officers’ liability insurance.
The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director’s actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.
IBC’s Articles of Incorporation and Bylaws
The Company’s Restated Articles of Incorporation, as amended, provide, among other things, for the indemnification of directors and officers and authorize the Board of Directors to indemnify other persons in addition to the officers and directors. Directors and officers are indemnified against any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding in which the director or officer is a witness or which is brought against such officer or director while serving at the request of the Company.

Insurance
The Company’s Restated Articles of Incorporation, as amended, authorize the purchase of insurance for indemnification purposes and that the right of indemnity in the Restated Articles of Incorporation, as amended, is not the exclusive means of indemnification.
Indemnification Agreements
The Company has entered into Indemnification Agreements with each of its directors that provides for additional indemnity protection for the directors, consistent with the provisions of the MBCA.
For the undertaking with respect to indemnification, see Item 17 below.
Item 15. Recent Sales of Unregistered Securities.
On December 12, 2008, we entered into a Letter Agreement and Securities Purchase Agreement — Standard Terms with the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), pursuant to which we sold, and the Treasury purchased, for an aggregate purchase price of $72 million in cash, 72,000 shares of our Series A Preferred Stock and a warrant to purchase 3,461,538 shares of our common stock at an exercise price of $3.12 per share, subject to anti-dilution adjustments.
On April 16, 2010, we closed the Exchange Agreement with the Treasury, pursuant to which the Treasury accepted our newly issued shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of any applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate Liquidation Amount of trust preferred securities are exchanged for our common stock under the exchange offers described in the Exchange Offer Prospectus we filed with the SEC on April 15, 2010 as part of a registration statement on Form S-4;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock.
The Series B Convertible Preferred Stock issued to the Treasury will convert into shares of our common stock at a 25% discount from the $1,000 liquidation value, subject to certain anti-dilution adjustments.
Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on the seventh anniversary of the issuance of the Series B Convertible Preferred Stock, subject to the prior receipt of any required regulatory and shareholder approvals.
As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 3,461,538 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be consistent with the conversion price applicable to the Series B Convertible Preferred Stock described above.
All of these securities were sold in one or more private placements exempt from registration pursuant to Section 4(2) of the Securities Act. We did not engage in a general solicitation or advertising with regard to the issuance and sale of such securities and did not offer securities to the public in connection with this issuance and sale.

Item 16. Exhibits and Financial Statement Schedules

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)	Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

3.2	Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7	First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8	8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9	Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power.

4.10	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.11	Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.12	Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

4.13	Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

5.1	Opinion of Varnum LLP.*

10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

Exhibit
Number	Description

10.2	The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.3	Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.4	Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.5	The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.6	Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10.7	Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.8	Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.9	Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.10	Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.11	Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 16, 2010).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).*

24.1	Power of Attorney (included with signature pages to this Registration Statement).

99.1	Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP.

99.2	Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP.

*	To be filed by amendment.

Item 17. Undertakings.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes:
     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, state of Michigan, on July 8, 2010.
Independent Bank Corporation
(Registrant)

By:	/s/ Robert N. Shuster	Date: July 8, 2010
Robert N. Shuster
Executive Vice President and Chief Financial Officer
POWER OF ATTORNEY
KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Shuster, Michael M. Magee, Jr., and James J. Twarozynski, and each of them, as attorney-in-fact and agent, with full power of substitution and re-substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any such substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Robert N. Shuster Robert N. Shuster	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 8, 2010

/s/ Michael M. Magee, Jr. Michael M. Magee, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	July 8, 2010

/s/ James J. Twarozynski James J. Twarozynski	Senior Vice President and Controller (Principal Accounting Officer)	July 8, 2010

/s/ Donna J. Banks Donna J. Banks	Director	July 8, 2010

/s/ Jeffrey A. Bratsburg Jeffrey A. Bratsburg	Director	July 8, 2010

/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	July 8, 2010

/s/ Terry L. Haske Terry L. Haske	Director	July 8, 2010

/s/ Robert L. Hetzler Robert L. Hetzler	Director	July 8, 2010

Signature	Capacity	Date

/s/ James E. McCarty James E. McCarty	Director	July 8, 2010

/s/ Charles A. Palmer Charles A. Palmer	Director	July 8, 2010

/s/ Charles C. Van Loan Charles C. Van Loan	Director	July 8, 2010

/s/ Clarke B. Maxson Clarke B. Maxson	Director	July 8, 2010

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)	Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

3.2	Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7	First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8	8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9	Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power.

4.10	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.11	Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.12	Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

4.13	Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 16, 2010).

5.1	Opinion of Varnum LLP.*

10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

Exhibit
Number	Description

10.2	The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.3	Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.4	Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.5	The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.6	Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10.7	Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.8	Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.9	Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.10	Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.11	Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 16, 2010).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).*

24.1	Power of Attorney (included with signature pages to this Registration Statement).

99.1	Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP.

99.2	Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP.

*	To be filed by amendment.